OMB APPROVAL
OMB Number: 3235-0327
Expires: October 31, 2018
Estimated average burden hours per response: 0.10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

The State of Israel
Exact name of registrant as specified in charter

0000052749
Registrant CIK Number

Exhibit C-2 to Form 18-K for fiscal year ended December 31, 2017
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

002-94917
SEC file number, if available

S-____________________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2017
Report period (if applicable)

____
Name of Person Filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X___ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel, on June 29, 2018.

STATE OF ISRAEL

By: /s/ Gil Cohen
Gil Cohen
Senior Deputy Accountant General
Ministry of Finance

By: /s/ Lior David-Pur
Lior David-Pur
Head of Government Debt Management
Ministry of Finance

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C-2 to the State of Israel's Annual Report on Form 18-K for the year ended December 31, 2017 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C-2. Copy of the State Budget for Fiscal Year 2019 (in Hebrew).

תקציב המדינה
הצעה לשנת הכספים
2019

מוגשת לכנסת העשרים

עיקרי התקציב
ותוכנית התקציב הרב-שנתית

ירושלים - שבט התשע"ח - פברואר 2018

תקציב המדינה
הצעה לשנת
הכספים
2019

עיקרי התקציב
ותוכנית התקציב הרב-שנתית

ירושלים - שבט התשע"ח - פברואר 2018

אל הקורא,

חוברת זו מרכזת בצורה תמציתית את עיקריה של הצעת התקציב לשנת הכספים 2019. חומר נוסף, הקשור לפעולות הממשלה במסגרת התקציב לשנת 2019 ניתן למצוא בחוברות המפורטות של הצעת תקציב זו וכן באתר האינטרנט של משרד האוצר.

תוכן העניינים

תקציר

חוק התקציב השנתי מוגש בהתאם להוראות "חוק יסוד: משק המדינה", שלפיהן ייקבע תקציב המדינה בחוק והוא יכלול את ההוצאות הצפויות והמתוכננות של הממשלה. בהתאם להוראות החוק, תקציב המדינה לשנת הכספים 2019 מוגש במתכונת חד-שנתית.

לצד הצעת חוק התקציב השנתי לשנת הכספים 2019 מגישה הממשלה לאישור הכנסת את הצעת **חוק ההתייעלות הכלכלית** (תיקוני חקיקה להשגת יעדי התקציב לשנת התקציב 2019) הכוללת את שינויי המדיניות בתקציב המדינה הדורשים שינויי חקיקה, לרבות צעדי התאמה פיסקליים בהוצאה ובהכנסה וכן את הצעת **חוק התוכנית הכלכלית** (תיקוני חקיקה ליישום המדיניות הכלכלית לשנת התקציב 2019) הכוללת את שינויי החקיקה הנדרשים ליישום הרפורמות המרכזיות של הממשלה לשנת 2019.

הצעת התקציב ודברי ההסבר המפורטים הנלווים לה, כוללים שורת צעדים, במטרה לאפשר את הגברת מעורבות הציבור בישראל בהליכי גיבוש ואישור תקציב המדינה: חלוקה של תחומי ההוצאה העיקריים של הממשלה לאשכולות, כך שהם ישקפו באופן ברור ואחיד יותר את התפלגות הוצאות הממשלה; ביאורים לגבי ניהול הסיכונים הקיים בתקציב המדינה; ניתוח מגדרי של הצעת התקציב; פירוט של עיקרי השינויים בהצעת התקציב ביחס לתקציב הקודם; וניתוח מפורט של ההנחות ושל ניהול הסיכונים הקשורים לבניית תחזיות הצמיחה, הכנסות המדינה וכן מסגרת תקציב המשרדים.

לנוחיות הקוראים, באתר האינטרנט של משרד האוצר ניתן למצוא את מערכת "פיסקלי דיגיטלי" להנגשת התקציב לציבור בלינק הזה: https://public.tableau.com/profile/mof.budget#!/

חוברת עיקרי התקציב, המובאת בזאת בפני הכנסת ובפני הציבור, מרכזת את חומר הרקע המשמש בסיס לגיבושו של התקציב, מציגה בפני הקורא את תמצית הניתוחים והנתונים הרלוונטיים לתקציב המדינה לשנת הכספים 2019. מידע נוסף ניתן למצוא בחוברות דברי ההסבר המפורטות של הצעת תקציב זו.

להלן עיקרי החוברת:

חלק א – מסמכי התקציב

- **הצעת התקציב לשנת הכספים 2019:** פרק זה מציג את סכומי ההוצאה, ההוצאה המותנית בהכנסה, ההרשאה להתחייב ושיא כוח האדם שהממשלה תהיה רשאית להוציא בשנת הכספים 2019 תוך חלוקה לסעיפי התקציב השונים. סך ההוצאה הממשלתית נטו לשנת הכספים 2019 עומדת על כ-479.6 מיליארד ש"ח וההוצאה לחישוב מגבלת ההוצאה עומדת על כ-397.4 מיליארד ש"ח.
- **הצעת תקציב המפעלים העסקיים לשנת הכספים 2019:** פרק זה מציג את סכומי ההוצאה, ההוצאה המותנית בהכנסה, ההרשאה להתחייב ושיא כוח האדם שהממשלה תהיה רשאית להוציא בשנת הכספים 2019 במסגרת תקציב המפעלים העסקיים. סך תקציב המפעלים העסקיים לשנת הכספים 2019 עומד על כ-23.5 מיליארד ש"ח.
- **תחזית התקבולים והמלוות לשנת הכספים 2019:** פרק זה מציג בפני הקורא את צפי הכנסות המדינה לשנות הכספים 2019. סך ההכנסות לחשבון הגירעון צפוי לעמוד בשנת הכספים 2019 על כ-356.7 מיליארד ש"ח.

- **תחזית הטבות המס לשנת הכספים 2019:** פרק זה מציג פירוט של הטבות המס הקיימות בישראל. על-פי התחזית הנוכחית, בשנת הכספים 2019 צפויות לעמוד הטבות המס על כ-66.7 מיליארד ש"ח.

תוכנית התקציב הרב-שנתית לשנות הכספים 2020 עד 2022: פרק זה מציג פירוט לגבי התפתחות מחויבויות והכנסות הממשלה לשנים 2022-2020 וכן את צעדי ההתאמה שיידרשו באותן שנים על מנת לעמוד במגבלות הפיסקליות הקבועות בחוק.

חלק ב – סקירה כללית

- **המדיניות הכלכלית ומדיניות התקציב לשנת הכספים 2019:** פרק זה מציג את הרקע הכלכלי להצעת תקציב המדינה לשנת הכספים 2019. בתחילת הפרק מנותחים האתגרים וההזדמנויות העומדים בפני המשק בהם הטיפול בתחרות וביוקר המחייה, קידום שוויון הזדמנויות לכלל התושבים וצמצום אי-השוויון וכן שיפור פריון והגברת הצמיחה. בהמשך מתוארים עיקרי ההתפתחויות המקרו כלכליות שעמדו ברקע להכנת התקציב וכן מתוארים בתמצית צעדי התוכנית הכלכלית, שמטרתם לתת מענה לאותם אתגרים ואיומים מרכזיים, על רקע ההתפתחויות בסביבה המקומית והעולמית.

- הפרק מציג גם את עיקרי המדיניות הפיסקלית תוך התייחסות להתפתחויות הפיסקליות העיקריות בעשור האחרון, התפתחות רכיבי התקציב וההוצאה הציבורית בהשוואה רב-שנתית ולפי תחומי הוצאה, תיאור הכללים הפיסקליים והשינויים הצפויים בהם וכן תיאור של תוכנית ההתכנסות הצפויה להתבצע בתקציב, המכנסת את התקציב למגבלת ההוצאה הקבועה בחוק ולגירעון תקציבי בגובה 2.9% תוצר, בכל אחת מהשנים.

- **הצעת התקציב לשנת הכספים 2019:** פרק זה מציג את מסגרת ההוצאה ברוטו (כולל ההוצאה המותנית בהכנסה) לשנת הכספים 2019, אשר מסתכמת בכ-520.7 מיליארד ש"ח. בנוסף, הפרק מציג את עיקרי השינויים בתקציב המדינה לשנות הכספים 2019 לעומת תקציב המדינה לשנת הכספים 2018.

- **תוכנית התקציב הרב-שנתית לשנים 2020 עד 2022:** פרק זה מציג את תחזית הוצאות הממשלה לשנים 2022-2020 תוך חלוקה למספר תחומי הוצאה עיקריים ופירוט ההנחות שבבסיס התחזית. בנוסף מוצגים בפרק זה היקף ההתאמות הנדרשות בשנים האמורות לצורך התכנסות למסגרות הפיסקליות הקבועות בחוק, זאת בהסתמך על ההערכות ועל הנתונים הידועים כיום.

- לפי תוכנית התקציב הרב-שנתית, על מנת לעמוד בתקרת הגירעון הקבועה בחוק המסגרות (תקרת הגירעון ומגבלת ההוצאה התקציבית) תידרש הממשלה לבצע צעדי התכנסות בצד ההכנסה או צעדי התכנסות בצד ההוצאה בהיקף של כ-7.2 מיליארד ש"ח בשנת 2020. לאחר ביצוע צעדי התאמה פרמננטיים כאמור, יידרשו בשנת 2021 צעדי התאמה נוספים בהיקף של כ-2.1 מיליארד ש"ח. מעבר לביצוע צעדי ההתאמה הפרמננטיים לשנים 2020 ו-2021 כאמור לעיל, יידרשו בשנת 2022 צעדי התאמה נוספים בהיקף של כ-1.3 מיליארד ש"ח; בשנים אלו לא יידרשו צעדי התאמה לצורך התכנסות למגבלת ההוצאה.

- **הגירעון ומימונו לשנת הכספים 2019:** פרק זה מציג את הגירעון התקציבי לשנת הכספים 2019, אשר צפוי לעמוד על 40.2 מיליארד ש"ח בשנת 2019. הגירעון למימון בשנים האמורות צפוי לעמוד על 38.8 מיליארד ש"ח בשנת 2019. בנוסף, הפרק מציג את אופן מימון הגירעון הצפוי.

חלק ג – סקירת עיקרי ההוצאות והפעולות של משרדי הממשלה

חלק זה מציג את עיקרי הפעולות וההוצאות של משרדי הממשלה לשנת הכספים 2019, והוא מחולק לתחומי ההוצאה האלה: הביטחון והסדר הציבורי, משרדי המטה, השירותים החברתיים, ענפי המשק, התשתיות, תשלום חובות והוצאות אחרות.

חלק ד – הכנסות המדינה

- **תחזית ההתפתחויות המקרו-כלכליות והכנסות המדינה ממיסים, מאגרות ומהכנסות אחרות בשנת 2019:** חלק זה מפרט את המשתנים המקרו-כלכליים המהווים בסיס לתחזית הכנסות המדינה ממיסים, כגון: תחזיות צמיחת התוצר, שוק העבודה והשינוי במחירים, ובעקבותיהם את תחזית הכנסות המדינה ממיסים וההכנסות האחרות. תחזית הצמיחה לשנת הכספים 2019 עומדת על 3.1% תוצר.
- תחזית הכנסות המדינה ממסים ומאגרות לשנת הכספים 2019 עומדת על 323.1 מיליארד ש"ח ותחזית הכנסות אחרות עומדת על 33.6 מיליארד ש"ח.
- **תחזית הטבות המס לשנת הכספים 2019:** פרק זה מציג באופן מפורט את כלל הטבות המס הקיימות במערכת המס בישראל.

חלק ה – נספחים

- **עקרונות חוק התקציב, מסמכי חוק התקציב, מחירי התקציב, חוק התקציב לשנת הכספים 2019:** פרקים אלו מפרטים את התשתית החוקית המשמשת לצורך בניית התקציב וכן את תחזיות המחירים אשר שימשו לצורך בניית התקציב במחירים שוטפים.
- **סך תקני כוח האדם לשנת הכספים 2019:** פרק זה מציג את סך תקני כוח האדם שהממשלה רשאית להעסיק בשנת הכספים 2019 תוך חלוקה לסעיפי התקציב השונים. בשנת הכספים 2019 תוכל הממשלה להעסיק 127,822 שיאי כוח אדם (כולל עבודה בלתי צמיתה).
- **תקציב ההוצאות ברוטו לשנות הכספים 2016 עד 2019:** פרק זה מציג השוואה רב-שנתית של הוצאות ברוטו (הוצאה נטו בתוספת הוצאה מותנת בהכנסה) תוך חלוקה לסעיפי התקציב השונים.
- **תקציב ההוצאות נטו לשנות הכספים 2016 עד 2019:** פרק זה מציג השוואה רב-שנתית של ההוצאות נטו תוך חלוקה לסעיפי התקציב השונים.
- **תשלום חובות קרן ותשלום חובות הריבית לשנות הכספים 2016 עד 2019:** פרקים אלו מציגים השוואה רב-שנתית של הוצאות הממשלה המשמשות לתשלום חובות קרן ולתשלום חובות הריבית.
- **תחזית התקבולים והמלוות לשנות הכספים 2016 עד 2019:** פרק זה מציג השוואה רב-שנתית של התקבולים והמלוות.

חלק א
מסמכי התקציב

הצעת התקציב לשנת הכספים 2019

הצעת תקציב המפעלים העסקיים לשנת הכספים 2019

תחזית התקבולים והמלוות לשנת הכספים 2019

תחזית הטבות המס לשנת הכספים 2019

הצעת התקציב לשנת הכספים 2019

(באלפי ש"ח)

ריכוז התוספת הראשונה		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
	סך-הכול כללי	479,604,627	41,054,328	134,691,337	87,374
	=========	=========	========	========	=====
	התקציב לחישוב מגבלת ההוצאה *	397,431,127			
	תשלום חובות למעט תשלום חובות לביטוח הלאומי	82,173,500			
חלק א:	תקציב רגיל	353,938,684	32,344,531	64,937,700	87,374
חלק ב:	תקציב הפיתוח וחשבון הון	125,665,943	8,709,797	69,753,637	
חלק א:	**תקציב רגיל**	**353,938,684**	**32,344,531**	**64,937,700**	**87,374**
	----------------	----------	----------	----------	----------
	משרדי המטה	**19,849,122**	**1,611,015**	**2,473,681**	**22,044.5**
	=========	========	=======	======	=====
01	נשיא המדינה ולשכתו	51,180	1,829		69.5
02	הכנסת **	783,222	180		837
04	משרד ראש הממשלה	2,424,726	14,764	1,047,625	1,134
05	משרד האוצר	2,750,852	306,438		7,276.5
06	משרד הפנים	438,326	560	27,102	698
08	משרד המשפטים	3,765,297	1,104,389		7,885
09	משרד החוץ	1,385,358	78,184	50,000	1,016
10	המטה לביטחון לאומי	52,364	22		75
11	מבקר המדינה ***	382,719			591
14	בחירות ומימון מפלגות	705,971			16
18	הרשויות המקומיות	5,621,702		508,954	
22	המשרד לשירותי דת	677,453	13,537		497
68	רשות האוכלוסין, ההגירה ומעברי הגבולות	809,952	91,112	840,000	1,949.5

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
	הביטחון והסדר הציבורי	**86,742,514**	**18,891,470**	**40,205,000**	**43,079.5**
	=============	========	========	========	=====
07	המשרד לביטחון הפנים	18,299,433	808,165	3,272,000	40,540
15	משרד הביטחון	55,157,362	17,622,300	36,733,000	2,189
16	הוצאות חירום אזרחיות	475,052	522	200,000	41.5
17	תיאום הפעולות בשטחים	115,953	182,483		250
31	הוצאות ביטחוניות שונות	10,185,077	278,000		59
35	הועדה לאנרגיה אטומית	147,927			
46	חוק חיילים משוחררים	2,361,710			
	השירותים החברתיים	**175,803,284**	**9,232,228**	**5,499,051**	**15,209**
	=============	=========	=======	========	=====
19	משרד המדע הטכנולוגיה והחלל, משרד התרבות והספורט	2,224,273	91,005	544,500	242
20	משרד החינוך	59,574,115	2,721,905	1,747,000	2,308
21	השכלה גבוהה	11,506,233	3,778		
23	משרד הרווחה והשירותים החברתיים	7,764,516	2,308,972	165,333	3,368.5
24	משרד הבריאות	37,980,345	4,049,667	405,547	7,345
25	הרשות לזכויות ניצולי שואה	4,869,106			112.5
27	ביטוח לאומי	46,591,376			
30	המשרד לקליטת העליה	1,740,631	4,655	1,478,318	476.5
36	תעסוקה	3,552,689	52,246	1,158,353	1,356.5
	תשתיות	**4,179,427**	**182,934**	**1,374,800**	**2,370**
	======	========	======	========	======
29	משרד הבינוי	261,198	9,176		557
34	משרד האנרגיה והמים	619,189	12,809	1,275,000	420

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
40	משרד התחבורה והבטיחות בדרכים	477,717	138,742	99,000	963.5
41	הרשות הממשלתית למים וביוב	124,127	1,348		203.5
42	מענקי בינוי ושיכון	2,597,874			
43	המרכז למיפוי ישראל	99,322	20,859	800	226
	ענפי משק	**5,392,782**	**1,693,477**	**4,805,153**	**3,024.5**
26	המשרד להגנת הסביבה	373,333	877,481	927,000	581.5
33	משרד החקלאות ופיתוח הכפר	1,829,683	222,554	966,750	1,541
37	משרד התיירות	351,833	6,122	90,000	157.5
38	כלכלה ותעשייה	2,760,286	567,051	2,821,403	594
39	משרד התקשורת	77,647	20,269		150.5
	הוצאות אחרות	**22,845,555**	**733,407**	**10,580,015**	**1,646.5**
12	גמלאות ופיצויים	17,312,667	701,905		
13	הוצאות שונות	3,492,418			
47	רזרבה כללית	1,120,000		10,140,000	700
54	רשויות פיקוח	920,470	31,502	440,015	946.5
	החזרי חוב	**39,126,000**			
45	תשלום ריבית ועמלות	39,126,000			
חלק ב:	**תקציב הפיתוח וחשבון הון**	**125,665,943**	**8,709,797**	**69,753,637**	
	תקציב הפיתוח	30,316,443	8,709,797	69,753,637	

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
	משרדי המטה	**734,817**	**1,539,801**	**8,270,836**	
51	דיור ממשלתי	637,512	1,539,801	8,270,836	
53	משפטים ובתי משפט	97,305			
	הביטחון והסדר הציבורי	**533,575**	**60,866**	**937,189**	
52	המשטרה ובתי הסוהר	533,575	60,866	937,189	
	השירותים החברתיים	**1,999,830**	**882,861**	**3,147,236**	
60	חינוך	1,316,689	650,552	2,474,984	
67	בריאות	683,141	232,309	672,252	
	תשתיות	**23,176,695**	**4,222,139**	**55,322,335**	
70	שיכון	2,023,299	3,667,767	4,995,775	
73	מפעלי מים	884,058	103,278	1,038,675	
79	פיתוח התחבורה	20,269,338	451,094	49,287,885	
	ענפי משק	**464,535**	**161,130**	**743,530**	
76	תעשייה	167,184	60,268	234,868	
78	פיתוח התיירות	297,351	100,862	508,662	
	הוצאות אחרות	**3,406,991**	**1,843,000**	**1,332,511**	
83	הוצאות פיתוח אחרות	3,406,991	1,843,000	1,332,511	

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
	החזר חובות	**95,349,500**			
	==============	=======	======	=======	
84	תשלום חובות	95,349,500			
	מזה: תשלום חובות לביטוח הלאומי	13,176,000			

* התקציב נטו (479,604,627) בניכוי תשלום חובות (95,349,500) למעט תשלום חובות לביטוח הלאומי (13,176,000)

** הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.

*** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

הצעת תקציב המפעלים העסקיים לשנת הכספים 2019

(באלפי ש"ח)

ריכוז התוספת השנייה		הכנסה/הוצאה	הרשאה להתחייב	שיא כח אדם
	סך-הכול הכנסות	**23,524,679**		
	===========	========		
89	מפעלי משרד רה"מ והאוצר*	683,117		
93	בתי חולים לבריאות הנפש	1,267,384		
94	בתי חולים ממשלתיים	11,140,502		
95	נמל חדרה	41,994		
98	רשות מקרקעי ישראל	10,391,682		
	סך-הכול הוצאות	**23,524,679**	**4,507,000**	**34,824**
	===========	========	=====	======
89	מפעלי משרד רה"מ והאוצר*	683,117		119
93	בתי חולים לבריאות הנפש	1,267,384		4,027
94	בתי חולים ממשלתיים	11,140,502		29,868
95	נמל חדרה	41,994		7
98	רשות מקרקעי ישראל	10,391,682	4,507,000	803

* לשכת הפרסום הממשלתית והמדפיס הממשלתי

תחזית התקבולים והמלוות לשנת הכספים 2019

(באלפי ש"ח)

		הצעת התקציב לשנת 2019
	סך-הכול כללי	479,604,627
	==========	========
	הכנסות לחשבון הגירעון	**356,720,000**
	הכנסות ממיסים	323,120,000
	הכנסות אחרות	33,600,000
	הכנסות למימון	**122,884,627**
	חלק א: תקבולים שוטפים	354,318,684
	חלק ב: תקבולים ממלוות וחשבון הון	125,285,943

	חלק א: תקבולים שוטפים	**354,318,684**
	=================	--------------
	מיסים ותשלומי חובה	324,735,652
	------------------------------	--------------
	מיסי הכנסה ורכוש	171,915,000
	---------------------------	--------------
001	מס הכנסה	141,715,000
002	מע"מ על מלכ"רים ומוסדות פיננסיים	15,774,331
003	מס שבח	5,100,000
004	מס רכישה	8,900,000
005	מס מכירה ומס רכוש	
007	מס מעסיקים	425,669
	מסי הוצאה	152,820,652
	-----------------	--------------
011	מכס והיטל על הייבוא	2,900,000
012	מע"מ, כולל מע"מ על ייבוא ביטחוני	104,360,652
013	מס קנייה	17,820,000
015	בלו טבק	

		הצעת התקציב לשנת 2019
018	בלו דלק	21,090,000
024	אגרות כלי רכב	
025	אגרות ורשיונות אחרים	6,650,000
	ריבית ורווחים	989,000
	---------------------	--------------
034	ריבית במט"ח	132,000
035	ריבית בשקלים	857,000
	תמלוגים	5,020,000
	------------	--------------
042	תמלוגים ממפעלים עסקיים	236,000
043	תמלוגים מאוצרות טבע	1,205,000
044	תמלוגים מחברות ממשלתיות	167,000
045	דיבידנדים מחברות ממשלתיות	3,412,000
	תקבולים שונים	1,995,348
	----------------------	--------------
046	החזר על חשבון תקציב שנים קודמות	
047	הכנסות משירותים שונים	1,699,348
050	דמי שימוש בנכסים ממשלתיים	163,000
048	הכנסה מיועדת מעל האומדן	133,000
049	רווחי בנק ישראל שמומשו	
	העברה מחלק ב	21,578,684
	-----------------------	--------------
	חלק ב: תקבולים ממלוות וחשבון הון	**125,285,943**
	=========================	========
	החזר השקעות והלוואות הממשלה	2,016,000
	-------------------------------	--------------

	הצעת התקציב לשנת 2019	
051	גביית קרן בשקלים	1,476,000
053	גביית קרן במט"ח	390,000
076	הכנסות ממכירת קרקעות המדינה	150,000
	הפרשות לפנסיה ולפיצויים	12,000
	------------------------------	-----------
071	הפרשות יחידות משקיות	12,000
072	הפרשות מפעלים עסקיים	
073	הפרשות לפנסיה-חברות	
	הכנסות הון	200,000
	----------------	---------------
075	הפרטה	200,000
	מלוות בארץ	133,765,140
	------------------	---------------
081	מלווה מהמוסד לביטוח לאומי	23,818,000
082	הכנסה מאמיסיות והפקדות	109,947,140
	מלוות ומענקים מחו"ל	10,871,487
	-------------------------------	---------------
900	מלווה עצמאות ופיתוח	4,036,500
901	בניכוי: הוצאות הפצה	-13
	מלוות ומענקים מארה"ב:	
902	- ביטחון	
904	- סיוע אזרחי	
907	- מלוות אחרים	6,835,000
908	הלוואות בנקאיות	
	העברה לחלק א	-21,578,684
	------------------------	--------------

חלק ב
סקירה כללית

המדיניות הכלכלית ומדיניות התקציב לשנת הכספים 2019

הצעת התקציב לשנות הכספים 2019

ניתוח התפתחות ההוצאה התקציבית בשנת הכספים 2006-2018

תוכנית התקציב התלת-שנתית

הגירעון ומימונו לשנת הכספים 2019

המדיניות הכלכלית ומדיניות התקציב לשנת הכספים 2019

כלכלת ישראל המשיכה לצמוח בשנת 2017 בקצב הקרוב לפוטנציאל (3%). זאת, בהמשך לצמיחה מהירה אף יותר שנרשמה בשנת 2016 (אך זו הושפעה מגורמים חד-פעמיים, שגרעו מקצב הצמיחה בשנת 2017). הצמיחה הקיפה את כל רכיבי התוצר, ולראשונה מזה שנתיים נעצרה ההתכווצות בייצוא הסחורות. התפתחות זו נתמכה בשיפור משמעותי שחל בכלכלה הגלובלית בשנה החולפת, בעיקר בשל האצת קצב ההתרחבות של הסחר העולמי. לאחר שבשנים האחרונות התחזיות של גופים בין-לאומיים להתאוששות הסחר העולמי לא התממשו, הייתה שנת 2017 הראשונה מזה תקופה ארוכה בה הסחר העולמי צמח כמעט בדומה לתחזיות. התפתחות חיובית נוספת היא המעבר ל"צמיחה מאוזנת" יותר, כאשר גם מדינות פריפריה באירופה (כגון איטליה וספרד) וגם משקים מתעוררים הצטרפו למדינות המערב המובילות את הצמיחה (כגון ארה"ב וגרמניה).

ההתפתחויות הגלובליות תורמות לשינוי המבני שחל ברכיב הייצוא הישראלי. ייצוא השירותים, המשקף במידה רבה את הפעילות של ענפי ההי-טק, משמש מנוע צמיחה מרכזי בשנים האחרונות ומשקלו הגיע לכ-44% מסך הייצוא של ישראל, בעוד שבתחילת העשור נתון זה עמד על כשליש .

המשך ההתרחבות בצריכה הפרטית משקף את העלייה בסטנדרט הצריכה, בדגש על אוכלוסיות בעלות רמות הכנסה נמוכות יותר, ומונע מהשיפור המתמשך בשוק העבודה, מזמינות אשראי זול ומהורדות מיסים על תצרוכת. במקביל, אופטימיות הצרכנים לגבי עתידם תורמת לגידול בצריכה, בעיקר לנוכח העובדה ששוק העבודה נמצא קרוב לתעסוקה מלאה. בתוך כך, בשנת 2017 נמשכה הירידה בשיעור האבטלה לצד ירידה מסוימת בשיעור ההשתתפות. עצירת הגידול בשיעור ההשתתפות עלולה לשמש סימן אזהרה לגבי השפעת השינוי בתמהיל כוח העבודה על שוק העבודה העתידי. בעקבות זאת, יש חשיבות רבה למתן תמריצים להצטרפות לשוק העבודה.

במקביל, נמשכת מגמת החלחול של הצמיחה לשכבות החלשות, תופעה המייחדת את ישראל ממדינות מפותחות אחרות. כך, אי-השוויון ברוטו, בישראל המשיך לרדת, אולם הוא עדיין גבוה מממוצע מדינות ה-OECD (לצד ירידה של אי-השוויון נטו). במקביל חלה ירידה גם בשיעור העוני, נתון חיובי במיוחד בהתחשב בהמשך עלייתו של קו העוני.

הסיכונים המרכזיים להמשך הצמיחה של המשק נובעים מהזירה הגלובלית ונובעים מתמחור שיא של נכסים בשווקי ההון, אשר עלול להביא לתיקון חד בשווקים אלו ולעצירה במגמת ההתאוששות בסחר העולמי. הסיכונים המקומיים מתמקדים בשוק העבודה הנמצא בתעסוקה מלאה ומלווה בגידול מהיר בשכר. שינוי במגמה זו עשוי לפגוע בצמיחה ובהכנסות המדינה.

התוכנית הכלכלית ומדיניות התקציב הכוללת היא הבמה המרכזית של הממשלה לטפל בכשלים מבניים בכלכלה ולבחון מחדש את אופן חלוקת המשאבים לפי קריטריונים התואמים את יעדיה האסטרטגיים בטווח הבינוני והארוך, כמו גם לטפל בבעיות הבוערות.

תקציב 2019 מגדיל את ההוצאה האזרחית ושם דגש על שיפור רמת השירותים והתמיכה שמקבלים האזרחים והמדינה, ומקל על המעמד הבינוני העובד הן בצד ההוצאות והן בצד ההכנסות. בנוסף, התוכנית הכלכלית ומדיניות התקציב ממשיכים לתמוך בהפחתת יוקר המחייה באמצעות טיפול בכשלי שוק וצמצום רגולציה עודפת וכן בהגדלת התחרות בענפים ריכוזיים הפוגעים ברווחת הצרכן.

רקע: עיקרי ההתפתחויות המקרו-כלכליות

חלק זה יעסוק במגמות הכלכליות במשק הישראלי ובעולם, מגמות הרלוונטיות לגיבוש המדיניות הכלכלית.

מגמות בכלכלת ישראל

כלכלת ישראל המשיכה לצמוח בשנת 2017, בקצב הקרוב לפוטנציאל (3%). זאת, בהמשך לצמיחה מהירה אף יותר שנרשמה בשנת 2016 (אך זו הושפעה מגורמים חד-פעמיים שגרעו מקצב הצמיחה בשנת 2017).

תרשים 1: צמיחת התוצר

שיעור שינוי שנתי


7%
6%
5%
4%
3%
2%
1%
0%
-1%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

מקור: הלמ"ס

בשנים האחרונות הוביל הגידול המהיר **בצריכה הפרטית** את הצמיחה במשק. הצריכה הפרטית הושפעה משיפור מתמשך בשוק העבודה (רמת תעסוקה גבוהה ועליית שכר מהירה) שהוביל לשיפור ברמת ההכנסה הפנויה של הפרטים, בדגש על אוכלוסיות בעלות רמות הכנסה נמוכות יחסית. ניתוח ארוך הטווח שבחן את מידת ה"חלחול" של הצמיחה לשכבות השונות עסק בשאלות האלה: ראשית, האם צמיחת התמ"ג לנפש תורגמה במהלך העשור האחרון לגידול בהכנסה הפנויה. בהמשך, האם הגידול בהכנסה הפנויה ברמה הלאומית תורגם לשיפור בהכנסות משקי הבית (ואם כן, באיזה אופן התפלג הגידול בין משקי הבית בעשירונים השונים). לבסוף, האם הגידול בהכנסות משקי הבית בעשירונים השונים תורגם לשיפור בהיקף הצריכה.

על פי הממצאים, הגידול בהכנסה הפנויה בעשור האחרון היה גבוה מקצב הצמיחה של התוצר לנפש, לנוכח גידול הדרגתי במצבת הנכסים של המשק בחו"ל שהוביל לזרם הכנסות למשק. בהמשך, הגידול בהכנסה הפנויה תורגם

במלואו להרחבת ההכנסות של משקי הבית. בתוך כך, קצב הגידול בהכנסה של משקי הבית בחמשת העשירונים התחתונים היה מהיר פי 1.5 מקצב הגידול הממוצע של הכנסות כלל משקי הבית. תוצאה זו היא תולדה ישירה של שיפור מתמשך בשוק העבודה, במסגרתו מרבית המשרות החדשות נוצרו בענפים בעלי שכר נמוך (ראו הרחבה להלן). במקביל, בשנים האחרונות רוב הגידול באוכלוסייה בגילאי העבודה מקורו במגזרים החרדי והערבי. השיפור במצבם של העשירונים התחתונים בישראל בולט במיוחד בהשוואה בין-לאומית. במרבית מדינות ה-OECD חלה בעשור האחרון דווקא הרעה ברמת הכנסתם. מספר גורמים נוספים תמכו בהגברת החלחול, בהם הפחתת המיסוי על עבודה (כולל ברמות השכר הנמוכות), גידול מסוים בקצבאות, הנהגת מס הכנסה שלילי ועליית שכר (שנבעה בחלקה מהעלאת שכר המינימום).

הגידול בהכנסה של משקי הבית בחמישה העשירונים התחתונים הביא להאצה בצריכה בקרב עשירונים אלו בהשוואה לחמשת העשירונים העליונים. מגמות אלו מצביעות כי הצמיחה לנפש תורגמה במלואה להכנסה של משקי הבית ובהמשך – לתצרוכת. המפתח המרכזי לחלחול שעולה מהבחינה הוא שילוב בשוק העבודה ובפרט של אוכלוסיות חלשות.

המגמות האמורות בשילוב עם זמינות אשראי זול ועם הורדת מיסים על תצרוכת הובילו לצמיחה מהירה של הצריכה הפרטית. מגמה זו באה לידי ביטוי ברכישה מוגברת של כלי רכב (שנרשמה בעיקר בשנים 2016-2015) ובגידול מואץ בצריכת מוצרים בני-קיימא נוספים.

תרשים 2: מבנה התוצר והרכב הצמיחה

ממוצע שנים 2012-2017

התפלגות רכיבי התוצר בשנת 2017


5%
4%
3%
2%
1%
0%
4.0%
3.4%
3.7%
3.2%
3.1%
0.9%
צריכה פרטית
צריכה ציבורית
השקעה בנכסים קבועים
יצוא
יבוא
צריכה ציבורית
23%
השקעה מקומית גולמית
21%
יצוא נטו
1%
צריכה פרטית
55%
יצוא 29%
יבוא 28%

מקור: הלמ"ס, עיבודי אגף הכלכלן הראשי

הצריכה הציבורית המשיכה להתרחב בקצב מהיר יחסית, מעט מעבר לקצב צמיחת התוצר הכללי. בתוך כך, בלט הגידול ברכיב הוצאות העבודה בשל גידול במצבת העובדים. במקביל, נמשך הגידול ברכישות הממשלה שתרמו אף הן להתרחבות ההוצאה הציבורית.

בשנים האחרונות נרשמה התאוששות בצמיחת רכיב **ההשקעות** לנוכח צמיחה מהירה יחסית בהשקעה בענף הבנייה למגורים. חשוב לציין כי השנה החולפת אופיינה בירידה בקצב התחלות הבנייה וכי ירידה זו עלולה לרסן את קצב גידול ההשקעות בעתיד. עלייה בהיקף ההשקעות במכונות ובציוד (בעיקר בענף המחשבים והציוד האלקטרוני, הכולל בתוכו את תת-ענף הרכיבים האלקטרוניים, ובתוך כך שדרוג מפעל אינטל בקריית גת) וגידול בהשקעה בקניין הרוחני, תרמו גם הם למגמה החיובית בהשקעות. מנגד, תחום הליסינג ורכבי השירות אופיין בתנודתיות רבה על רקע העלאת שיעור המס על מכוניות בתחילת השנים 2015 ו-2017, שהובילה להקדמת רכישות כלי רכב, ואילו תחום הבנייה שאינה למגורים (הכולל בין היתר השקעה בתשתיות) התרחב בקצב איטי.

תחום **הייצוא** עובר בשנים האחרונות שינוי מבני, במסגרתו נתח ייצוא השירותים עולה על חשבון ייצוא הסחורות. כפי שיורחב בחלק ד', החולשה בתחום ייצוא הסחורות משקפת שילוב של מגמות גלובליות המצמצמות את הגידול בביקוש לייצוא הישראלי לצד שחיקה הדרגתית בתחרותיות של התעשייה המקומית.

בזירה הגלובלית אופיינו מרבית השנים האחרונות בחולשה בצמיחת הסחר העולמי, ושנת 2017 מסתמנת כנקודת מפנה אפשרית. נקיטת מדיניות הגנתית על ידי גושי הסחר הגדולים עלולה לפגום בהתאוששות זו. מספר גורמים בזירה המקומית תרמו אף הם לחולשת רכיב ייצוא הסחורות, בהם: מגמת התיסוף המתמשכת בשער החליפין של השקל אל מול המטבעות המרכזיים, הגידול המהיר בעלות העבודה ליחידת תוצר, הקיפאון בפריון העבודה וחסמים רגולטוריים על הסחר.

ייצוא הסחורות הישראלי ריכוזי ביותר. בשלושה ענפי הייצוא: כימיקלים, תרופות ורכיבים אלקטרוניים, המהווים קרוב למחצית מהייצוא התעשייתי (ללא יהלומים), קיימת שליטה משמעותית של מספר חברות מצומצם. בשל כך, שינויים בייצוא ענפים אלו גוררים שינויים משמעותיים בייצוא כולו. מתרשים 3 עולה כי ענפי הכימיקלים והיהלומים אחראים למרבית ההתכוונות בייצוא הסחורות בשנים האחרונות.

תרשים 3: התפתחויות בייצוא הסחורות לפי ענפים בין השנים 2011 ל-2017

שינוי במיליארדי דולרים שוטפים


2
1
0
-1
-2
-3
-4
-5
עיבוד יהלומים
כימיקלים ומוצריהם
מתכות בסיסיות
ציוד חשמלי
טקסטיל, הלבשה, הנעלה ומוצרי עור
מזון משקאות וטבק
אחר
ייצור מוצרי נפט מזוקק
תרופות
מחשבים וציוד אלקטרוני וציוד רפואי
מוצרי גומי ופלסטיק
מוצרי מתכת, מכונות וציוד
יצור כלי תחבורה והובלה
12.3
7.8
0.6
1.1
0.8
1.0
1.9
0.8
7.5
12.0
2.2
5.8
3.4
סך היצוא בשנת 2017 (מיליארדי דולר)

מקור: הלמ"ס

העודף בחשבון השוטף של **מאזן התשלומים** ירד בשנת 2017 לכ-2.8% תוצר. ברקע, עלייה במחירי הסחורות המיובאות שקוזזה חלקית בגידול נוסף בעודף בחשבון השירותים (בזכות ההי-טק והתיירות). עודף מתמשך בחשבון השוטף תורם להגברת היציבות הפיננסית של המשק בשל גידול במצבת הנכסים של ישראל לעומת זה של העולם. עודף במצבת הנכסים צפוי לייצר זרם הכנסות חיובי בדמות תשלומי ריבית ודיבידנדים בגין השקעות שבוצעו בחו"ל. בד בבד, העודף המתמשך מוביל ללחצים לתיסוף השקל באופן שמחייב התייעלות של היצואנים המקומיים.

תרשים 4: העודף בחשבון השוטף

מיליארדי דולרים שוטפים, אחוזי תוצר



מיליארדי דולרים (ציר שמאלי)
אחוז מהתוצר (ציר ימני)
14
12
10
8
6
4
2
0
-2
-4
-6
14%
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-4.8%
-4.6%
-2.8%
-0.7%
-1.4%
-1.4%
-1.5%
-1.0%
0.7%
1.9%
3.4%
4.7%
3.3%
1.4%
3.9%
3.5%
2.5%
0.6%
3.4%
3.9%
5.2%
3.8%
2.8%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017*

מקור: הלמ"ס, עיבודי אגף הכלכלן הראשי

שוק העבודה

בשלהי שנת 2017 נמצא שוק העבודה בישראל בתעסוקה מלאה. בתוך כך, נמשכת הירידה בשיעור האבטלה לצד ירידה קלה בשיעור ההשתתפות. עצירת הגידול בשיעור ההשתתפות עלולה לשמש סימן אזהרה לגבי השפעת השינויים הדמוגרפיים והשינויים בתמהיל כוח העבודה על שוק העבודה העתידי. בעקבות זאת, יש חשיבות רבה לשימור התמריצים להצטרפות לשוק העבודה.

תרשים 5: שיעורי ההשתתפות והאבטלה

גילאי 15 ומעלה


שיעור ההשתתפות
(ציר ימני)
64.0%
שיעור האבטלה
(ציר שמאלי)
4.3%
12%
10%
8%
6%
4%
65%
63%
61%
59%
57%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017*

* ינואר-נובמבר 2017

מקור: הלמ"ס

עיקר הגידול בתעסוקה בשנים האחרונות חל בענפים שבהם השכר (והפריון) נמוך מהממוצע. כך לדוגמה, בשנים 2017-2013 חל גידול ניכר בתעסוקה בענף שירותי אירוח ואוכל ובענף המסחר. זאת לצד גידול מהיר עוד יותר של התעסוקה בשירותים הציבוריים – חינוך, בריאות ורווחה.

תרשים 6: הגידול במשרות התמקד בענפים בעלי שכר (ופריון) נמוכים, 2013-2017*



יצירת משרות
(ציר שמאל)
הגידול בשכר
(ציר ימין)
אלפים
70
60
50
40
30
20
10
0
-10
25%
20%
15%
10%
5%
0%
שירותי אירוח ואוכל
שירותי ניהול ותמיכה
חקלאות, ייעור ודייג
חינוך
מסחר סיטוני וקמעוני ותיקון כלי רכב מנועיים
שירותי בריאות רווחה וסעד
בינוי
שירותי תחבורה, אחסנה, דואר ובלדרות
פעילויות בנדל"ן
שירותים מקצועיים, מדעיים וטכניים
תעשייה
מינהל מקומי, ציבורי וביטחון וביטוח לאומי
שירותים פיננסיים ושירותי ביטוח
מידע ותקשורת
שכר
0-6,000
6,000-9,000
9,000-14,000
14,000-18,000

* הנתון עבור שנת 2017 מתייחס לממוצע ינואר-אוקטובר. מקור: הלמ"ס

תופעה זו עולה בקנה אחד עם השינוי בתמהיל כוח העבודה, במסגרתו גדל משקלן של אוכלוסיות בעלות כישורים רלוונטיים נמוכים. כך, בשנים האחרונות רוב הגידול באוכלוסייה בגילאי העבודה מקורו באוכלוסייה החרדית או הערבית, ומגמה זו צפויה להימשך גם בטווח הארוך יותר. למרות זאת, שיעור ההשתתפות ורמת הכישורים הרלוונטיים לשוק העבודה בקרב הגברים החרדים והנשים הערביות עדיין נמוכים בהשוואה לכלל האוכלוסייה. האתגר הדמוגרפי הניצב בפני המשק (עליו יפורט בהרחבה בהמשך הפרק) מדגיש את הצורך בהגברת הפריון ובהגדלת יכולת ההשתכרות הנגזרת ממנו בקרב מגזרים אלו.

ההתפתחויות החיוביות בשוק העבודה באו לידי ביטוי גם בשיעור המועסקים במשרה מלאה, בהיקף המועסקים במשרה חלקית שלא מרצון ובשיעור המשרות הפנויות. החל משנת 2015 נרשמת האצה בקצב הגידול של השכר, זאת מעבר לקצב הגידול בפריון העבודה. הגידול בשכר בשנים האחרונות התמקד בבעלי השכר הנמוך (בעקבות העלאת שכר המינימום) ובמועסקים בענפי ההי-טק (עקב מחסור בכוח אדם מיומן).

הימצאות שוק העבודה בתעסוקה מלאה תומכת בתהליכי צמיחת המשק, אולם תרחיש של ירידת ביקושים עשוי להוביל לנסיגה מרמות השיא שבהן מצוי שוק העבודה כיום. להאטה בשוק העבודה עשויות להיות השלכות כבדות משקל על הצמיחה, הרווחה ועל יתר המצרפים הפיסקליים.

תרשים 7: השינוי הדמוגרפי צפוי להוות אתגר לגידול בהיצע העבודה ובפריון

שיעורי השתתפות בגילאי עבודה עיקריים, 2016

גידול באוכלוסייה, 2015-2019


80.7%
64.0%
57.6%
סה"כ אוכלוסייה בישראל
חרדים
ערבים
4.0%
3.0%
1.8%
1.4%
0.4%
יהודים חרדים
ערבים
יהודים חילונים
סה"כ
כח העבודה
סד האוכלוסייה

מקור: הלמ"ס

התמורות בשוק העבודה מתורגמות באופן ישיר לצמצום **אי-השוויון**, שהוא עדיין גבוה יחסית. בעוד שאי- השוויון ברוטו מצוי במגמת ירידה מתמשכת מזה עשור וחצי, אי-השוויון נטו החל להצטמצם בשנים האחרונות בלבד. השיפור במדדי אי-השוויון הוא תוצאה משולבת של המדיניות הממשלתית לעידוד תעסוקה, שהובילה לגידול בהשתתפות, לצד השפעה חיובית של הצמיחה המתמשכת ועליית השכר המהירה.

תרשים 8: מגמות באי-השוויון בישראל – המשך מגמת הצימצום


אי-שוויון ברוטו
אי-שוויון נטו
מדד ג'יני
54
52
50
48
46
44
42
40
39
37
35
33
31
29
27
25
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
ישראל
ארה"ב
OECD

מקור הנתונים: SWIID, OECD, המוסד לביטוח לאומי; עיבודי הכלכלן הראשי

על פי נתוני הביטוח הלאומי נמשכת הירידה גם בתחולת העוני. השיפור בשנים האחרונות משקף כאמור הצטרפות מוגברת של אוכלוסיות חלשות למעגל העבודה לצד השפעת העלאת שכר המינימום על עובדים בעלי שכר נמוך יחסית. האפקטיביות של השתלבות במעגל העבודה ככלי לצמצום פערים ומיגור העוני באה לידי ביטוי בכך שתחולת העוני בקרב משקי בית בעלי שני מפרנסים במשרה מלאה עומדת על פחות מ-1%, בעוד שבמשקי בית ללא מפרנסים תחולת העוני עומדת על 68%.

תרשים 9: המשך מגמת הירידה של תחולת העוני


1,804
1,884
1,972
1,961
1,978
2,049
2,052
2,241
2,365
2,449
2,528
2,604
קו העוני לנפש סטנדרטית
תחולת העוני של משקי בית
20.6%
20.0%
19.9%
19.9%
20.5%
19.8%
19.9%
19.4%
18.6%
18.8%
19.1%
18.6%
18.1%
מותאם
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

מקור: המוסד לביטוח לאומי

אינפלציה ומדיניות מוניטרית

למרות הצמיחה הקרובה לפוטנציאל, שוק העבודה שנמצא בתעסוקה מלאה והריבית האפסית, טרם חלה התאוששות **בקצב האינפלציה**. בשנת 2017 עלה מדד המחירים לצרכן ב-0.2% (ממוצע שנתי). קצב האינפלציה נמצא מתחת לטווח היעד של הממשלה (1%-3%) מאז שנת 2014. במהלך שנת 2017 חלה עלייה במחירי הדיור (שכירות ואחזקת דירה), הירקות והפירות והבריאות. מנגד, נרשמה הוזלה במחירי ההלבשה, הריהוט והציוד לבית. יצוין כי ירידת המחירים הושפעה מירידת מכסים ומיסי קנייה במחצית הראשונה של השנה ומהתחזקות השקל לעומת הדולר ולעומת האירו (שער האירו משפיע יותר על עלות הסחורות המיובאות).

תרשים 10: שינוי במחירי קבוצות ראשיות במדד המחירים לצרכן

ממוצע 2017 לעומת ממוצע 2016


1.8%
1.6%
1.2%
1.1%
1.0%
0.2%
0.0%
-1.7%
-2.9%
-3.5%
דיור
ירקות ופירות
אחזקת הדירה
שונות
בריאות
חינוך, תרבות ובידור
מזון ללא פירות וירקות
תחבורה ותקשורת
ריהוט וציוד לבית
הלבשה והנעלה
25.0%
2.9%
9.4%
5.0%
5.8%
11.9%
13.7%
19.3%
3.7%
3.2%

מקור: הלמ"ס

בשונה מישראל, כלכלות מפותחות בעולם בהן אירופה וארה"ב רושמות התאוששות הדרגתית בקצבי האינפלציה באופן שמוביל את הבנקים המרכזיים לנקוט **מדיניות מוניטרית** מרסנת. בתוך כך, המשך העלאת ריבית וצמצום נוסף של ההרחבות הכמותיות עשוי להשפיע על תמחור נכסים בשווקי ההון, שכיום אינם מתמחרים את הסיכונים במחיר הנכסים הפיננסיים. היעדר תמחור סיכונים חושף את שווקי ההון בעולם לזעזועים שיש להם ערוצי השפעה ישירים על הפעילות הכלכלית בישראל.

על-פי התחזית הנוכחית, קצב האינפלציה יתכנס לטווח היעד במחצית הראשונה של שנת 2019. ברקע, המשך מגמת העלייה במחירי הסחורות ובשכר העבודה בישראל התורמים לעלייה בקצב האינפלציה, ומנגד המשך התיסוף והפחתות נוספות במכסים ובמיסי הקנייה צפויים למתן מגמה זו.

הסביבה העולמית

בשנת 2017 חל שיפור משמעותי בסביבה הכלכלית הגלובלית. הצמיחה העולמית באה לידי ביטוי גם בהתאוששות הסחר העולמי, אשר קצב צמיחתו עמד על 4.7% והיה גבוה לראשונה מזה מספר שנים מהתחזיות המוקדמות של הגופים הבין-לאומיים.

מגמות נוספות המעידות על התרחבות בפעילות הכלכלית הן העלייה במחירי הסחורות, המשך העליות בשווקי ההון והמעבר ל"צמיחה מאוזנת" (שיפור בקצבי הצמיחה של מדינות הפריפריה בגוש האירו ושל המשקים המתעוררים). עם זאת, ככל שנמשך השיפור במצב הכלכלה הגלובלית, גוברים הסיכונים לפגיעה במגמה חיובית זו. המעבר לצמיחה מאוזנת יותר בא לידי ביטוי גם בשיפור בנתוני שוק העבודה, במיוחד במדינות בעלות שיעורי אבטלה גבוהים במיוחד (כגון יוון וספרד). במקביל, בקרב הכלכלות החזקות שיעורי האבטלה נמוכים מאלו שנרשמו טרום המשבר. יצוין כי העלייה במחירי הסחורות בשנה החולפת משמשת קיזוז חלקי בלבד לקריסת המחירים (בדגש על מחירי הנפט) שהחלה בשנת 2014.

תרשים 11: צמיחת התוצר והסחר העולמי

שיעור שינוי שנתי


15%
10%
5%
0%
-5%
-10%
-15%
התוצר העולמי
הסחר העולמי
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

מקור: קרן המטבע

בניגוד לשיפור במשקים המפותחים, במשקים מתעוררים מסוימים נרשמת האטה בשנים האחרונות. האטה נרשמה בכלכלה הסינית, כאשר בשנים 2017-2016 קצבי הצמיחה של התוצר התייצבו על רמה של כ-7%-5%. קצבי צמיחה אלו נמוכים משמעותית מקצבי צמיחה של מעל ל-10% בממוצע בשנים 2011-2003. ההאטה נובעת בעיקרה משינוי מבני במשק הסיני, העובר ממשק מבוסס ייצוא למשק המבוסס על צריכה מקומית. במקביל,

יצואניות הסחורות הגדולות, ובהן רוסיה וברזיל, רושמות התאוששות איטית מהמשבר הכלכלי שפקד אותן על רקע הירידה החדה במחירי הסחורות מאמצע 2014 ובמהלך 2015.

תרשים 12: ערוצי ההשפעה של הזירה הגלובלית על המשק הישראלי


שיעורי צמיחת הסחר העולמי
תחזית
נתון בפועל
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
5.8
3.8
5.4
2.8
5.5
2.5
4.6
4.7
2014
2015
2016
2017
מחיר חבית נפט, דולרים
110
100
90
80
70
60
50
40
30
20
2009
2010
2011
2012
2013
2014
2015
2016
2017

מקור: קרן המטבע, EIA

ניתוח הפריון במגזר העסקי

בקרב המדינות המפותחות, הגידול בפריון משמש מנוע עיקרי לצמיחת המשק ולשיפור ברמת החיים. בשלוש השנים האחרונות צמח המגזר העסקי בקצב ממוצע של כ-3.4%, קצב מעט גבוה בהשוואה בין-לאומית, אך נמוך ביחס לעשור הקודם, כאשר הצמיחה נבעה כולה מגידול בתשומות העבודה ובמלאי ההון (ראו תרשים 13). המשמעות היא שלא חל שיפור בפריון על סוגיו השונים.

בשיח הציבורי נהוג להתייחס לפריון כפריון עבודה (תוצר לשעת עבודה), אולם יש להתייחס גם לפריון ההון ולפריון הכולל. פריון ההון, בדומה לפריון העבודה מודד את התוצר ליחידת מלאי הון. אולם, המדד המעניין ביותר הוא "הפריון הכולל" המשקף קופסה שחורה הכוללת, על פי המחקר הכלכלי, את רמת הטכנולוגיה במשק, קלות עשיית עסקים, נטל המיסוי, שלב במחזור העסקים ועוד. בקרב המדינות המפותחות, הגידול בפריון משמש מנוע עיקרי לצמיחת המשק (מודלים של צמיחה אנדוגנית). בשלוש השנים האחרונות, בולט לרעה קצב התרחבות הפריון הכולל במגזר העסקי (שעמד על 0.1% בלבד). זאת בניגוד לעשור הקודם שבו התרחב הפריון הכולל בקצב מהיר והיה אחראי לכשליש מהצמיחה.

תרשים 13: הרכב צמיחת התוצר העסקי

מקור: הלמ"ס, בנק ישראל, עיבודי אגף הכלכלן הראשי


5.0
4.0
3.0
2.0
1.0
0.0
-1.0
0.6
4.0
0.3
1.6
1.7
1.9
1.0
1.5
1.4
1.4
1.7
2.1
1.2
0.1
1999-1996
2004-2000
2009-2005
2014-2010
2017-2015
תרומת רכיב העבודה
תרומת רכיב ההון
תרומת הרכיב הכולל

על מנת להסביר את הקיפאון בפריון הכולל, רצוי לבחון את ההתפתחויות בפריון העבודה ובפריון ההון. ניתוח ההתפתחויות בשוק העבודה מעלה כי בשנים האחרונות למעלה משני שלישים מהמשרות נוצרו בענפים בעלי שכר ופריון נמוכים. כפי שהוצג לעיל, עיקר הגידול בתעסוקה בשנים האחרונות התרכז בענפי החינוך, הבריאות והרווחה, המסחר והתיירות המאופיינים ברמות שכר ופריון נמוכים. הגידול הניכר בתעסוקה בענפים אלו לנוכח גידול צנוע בענפים בעלי פריון גבוה יותר עשוי להעיד על מחסור בכישורים בקרב המצטרפים החדשים לשוק העבודה. תופעה זו עולה בקנה אחד עם השינוי בהרכב כוח העבודה. כך, בשנים 2016-2017 רוב הגידול באוכלוסייה בגילאי העבודה מקורו באוכלוסייה החרדית או הערבית.

תרשים 14: רמת הפריון

אינדקס 2000 = 100


130
120
110
100
90
80
70
60
50
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
פריון העבודה
הפריון הכולל
פריון ההון

מקור: הלמ"ס, בנק ישראל, עיבודי אגף הכלכלן הראשי

במקביל, בעשור הנוכחי מסתמנת התאוששות בהשקעות אחרי עשור חלש יחסית, ואילו הצפי לתרומה חיובית של התאוששות זו לרמת הפריון לא התממש. אחת הסיבות להיעדר תרומה חיובית של רמת השקעות גבוהה לפריון, נעוצה בתמהיל ההשקעות. בעוד שהשקעות במחקר ופיתוח, במכונות וציוד ובתשתיות משפיעות במידה רבה על רכיבי הפריון, ההשקעה בבנייה למגורים ובכלי רכב משפיעה בעקיפין ובעוצמה פחותה. כאמור, הגידול המשמעותי ביותר בהשקעות בשנים האחרונות התרחש בסעיפים בעלי השפעה נמוכה על הפריון (למשל בתחום כלי הרכב). בסעיפי ההשקעה המשפיעים באופן ישיר על הפריון נרשמו עליות מתונות יותר. מעבר לכך, חלק מההשקעות שבוצעו בשנים האחרונות (בקנה מידה גדול) צפויות להשפיע על הפריון בעיקר בשנים הקרובות.

הקיפאון בפריון בישראל בשנים האחרונות תואם למתרחש במדינות המובילות. כך, הפריון הכולל בארה"ב וביפן נותר ללא שינוי משמעותי, בעוד שחל שיפור מתון בגרמניה, בריטניה ובממוצע מדינות ה-OECD (ראו תרשים

15). הממצא הבולט העולה מהתרשים הוא הקשר בין הפריון הכולל למחזורי העסקים: הירידה בפריון בישראל בתחילת שנות ה-2000 נבעה ממשבר ה"דוט.קום" ומהאינתיפאדה השנייה. במקביל, בולטת ירידה בפריון הכולל בשאר המדינות בשנת 2009 – שיא המשבר הגלובלי האחרון.

תרשים 15: הפריון הכולל – השוואה בין-לאומית

אינדקס 2000 = 100


110
105
100
95
90
85
2000
2002
2004
2006
2008
2010
2012
2014
2016
בריטניה
ארה"ב
גרמניה
OECD
יפן
ישראל

מקור: OECD

התפתחויות בתחום יוקר המחיה – מזון

לאחר שנים ארוכות שבהן עלו מחירי המזון בצורה חדה, בשנתיים האחרונות נראה שינוי ברור במגמה – העלייה נבלמה לחלוטין ואף נרשמת ירידה מסוימת במחירים. זאת, על אף העלייה שחלה באותה תקופה בשכר הממוצע במשק ואף בשכר המינימום, באופן שצפוי היה להביא דווקא לעליית מחירים. שינוי המגמה במחירי המזון בא על רקע סדרה ארוכה של צעדים שנקטה הממשלה בניסיון להביא להפחתת יוקר המחיה בתחום המזון, ובכלל זה חוק המזון לצמצום הריכוזיות, "רפורמת הקורנפלקס" לעידוד הייבוא ושורה של צעדים שתכליתם הפחתת מכסים והגברת הפתיחות לייבוא בתחומי מזון רבים ומגוונים.

תרשים 16: התפתחות מדד מחירי המזון (ללא ארוחות מחוץ לבית)

אינדקס ינואר 2007 = 100


140
130
120
110
100
90
80
ינו-07
אפר-07
יול-07
אוק-07
ינו-08
אפר-08
יול-08
אוק-08
ינו-09
אפר-09
יול-09
אוק-09
ינו-10
אפר-10
יול-10
אוק-10
ינו-11
אפר-11
יול-11
אוק-11
ינו-12
אפר-12
יול-12
אוק-12
ינו-13
אפר-13
יול-13
אוק-13
ינו-14
אפר-14
יול-14
אוק-14
ינו-15
אפר-15
יול-15
אוק-15
ינו-16
אפר-16
יול-16
אוק-16
ינו-17
אפר-17
יול-17
אוק-17

מקור: הלמ"ס

דוגמה לצעד שנועד להביא להפחתת יוקר המחיה בתחום המזון הוא הגדלת היקף המכסות הפטורות ממכס לייבוא בשר טרי. ניתוח שבוצע באגף הכלכלן הראשי הצביע על ההשפעה החיובית של צעד זה על הפחתת מחירי הבשר הטרי בישראל, בהשוואה למחיר הבשר המשוקלל במספר מדינות שונות. כך, בעוד שמחיר הבשר במדינות ההשוואה המשיך לעלות בשנתיים האחרונות, בישראל נרשמה ירידה, כפי שניתן לראות בתרשים שלהלן:

תרשים 17: מדדי מחיר הבשר הטרי בהשוואה למדד הייחוס, 2004-2017

רבעוני


120
110
100
90
80
70
60
50
40
מדד הייחוס למחירי הבשר הטרי
מדד בשר טרי - הלמ"ס
מדד בשר טרי - נילסן
111.3
101.0
90.4
1-2004
3-2004
1-2005
3-2005
1-2006
3-2006
1-2007
3-2007
1-2008
3-2008
1-2009
3-2009
1-2010
3-2010
1-2011
3-2011
1-2012
3-2012
1-2013
3-2013
1-2014
3-2014
1-2015
3-2015
1-2016
3-2016
1-2017
3-2017

מקור: הלמ"ס, נילסן

עיקרי מדיניות התקציב והתוכנית הכלכלית

המדיניות הפיסקלית

חיזוק היציבות הפיסקלית של ישראל ושמירה על האמינות של הממשלה הם תנאי הכרחי למימוש יעדיה של התוכנית הכלכלית. במסגרת זו ובהתאם לתיקונים הנדרשים בחוק הפחתת הגירעון והגבלת ההוצאה התקציבית, מוצעת שורה של צעדים שמטרתם לכנס את הגידול בהוצאה התקציבית לתקרת ההוצאה שנקבעה.

רקע

בעשור הקודם נרשם שיפור ניכר ביציבות הפיסקלית של ישראל שהתבטא בירידה מהירה ביחס החוב תוצר בתקופה זו. המדיניות הכלכלית שהונהגה החל מהשנים הראשונות של העשור הקודם, של תקציב מאוזן לצד מתווה פוחת של יחס החוב תוצר ומרחב פעולה מוניטרי, שימשו נקודת חוזק משמעותית לישראל ערב פרוץ המשבר הכלכלי העולמי. בין היתר, אחד הגורמים המרכזיים אשר תרם להתאוששות המהירה מהמשבר היה היציבות הפיסקלית הגבוהה של המשק ערב הכניסה אליו, שאפשרה לממשלה שימוש מלא ב"מייצבים האוטומטיים".

מנגד, בשנים האחרונות חלה ירידה מסוימת בקצב הצמיחה של המשק, שהביאה להאטה בשיפור בתמונת המצב הפיסקלית. למעט צמיחה מהירה בשנת 2013, שבמידה רבה הושפעה מהבשלת תגליות הגז וכן בשנת 2016 כתוצאה משינויים בטעמים צרכניים שהביאו להסטת ביקושים בין שנים, המשק צמח בשנים האחרונות בקצב שהוא מעט מתחת לפוטנציאל (על אף עדכון נתוני התוצר כלפי מעלה מספר פעמים, גורם שתרם להפחתת יחס החוב תוצר באופן לא מבוטל).

בנוסף, בשנים האחרונות הושפעה המדיניות הפיסקלית באופן משמעותי מאי-היציבות הפוליטית. הבחירות המאוחרות בשנת 2015 הובילו להיעדר תקציב מאושר כמעט לשנה כולה, כך שעד אמצע חודש נובמבר פעלו משרדי הממשלה על בסיס תקציב 2014 מקודם למחירי 2015, דבר שהביא לריסון ההוצאה הממשלתית בשנה זו.

יחס הגירעון לתוצר נמצא במגמת ירידה קלה משנת 2012, ובכל אחת מהשנים 2013-2017 היה הגירעון בפועל נמוך מתקרת הגירעון שנקבעה בתקציב, בעיקר כתוצאה מהכנסות שהתקבלו ולא נלקחו בחשבון במועד בניית התקציב. הירידה בסביבת הריבית העולמית וברמת החוב אפשרה לממשלת ישראל להנפיק אג"ח בתשואות נמוכות בהשוואה להנפקה בשנים הקודמות, מה שתרם לצמצום ההוצאה הציבורית על תשלומי ריבית, וביחד עם הפחתת הגירעון התקציבי תרם לירידה בחוב הציבורי.

על אף התוצאות הטובות יחסית בהשוואה לתכנון התקציב המקורי, ישראל מתנהלת בגירעון תקציבי מתוכנן גבוה ביחס לעובדה שהמשק נהנה בשנים האחרונות מצמיחה נאה ורציפה, שיעור האבטלה נמוך בקנה מידה היסטורי ונמצא קרוב לתעסוקה מלאה, לא התקיימו אירועים ביטחוניים חריגים, גביית המיסים עלתה בשיעורים חדים והכלכלה העולמית נמצאת כאמור בצמיחה טובה הן בכלכלות המתקדמות והן בשווקים המתעוררים. כמו כן, המדיניות המוניטרית מרחיבה במיוחד ותומכת בהמשך הצמיחה.

נתונים פיסקליים עיקריים

החוב הציבורי


80%
70%
60%
50%
40%
30%
20%
10%
0%
71.0%
69.0%
68.4%
67.0%
66.0%
63.9%
62.4%
61.2%
2010
2011
2012
2013
2014
2015
2016
2017

הגירעון התקציבי בפועל


5%
4%
4%
3%
3%
2%
2%
1%
1%
0%
3.5%
3.1%
3.9%
3.1%
2.7%
2.2%
2.1%
2.0%
2010
2011
2012
2013
2014
2015
2016
2017

מקור: משרד האוצר, הלמ"ס.
נתוני 2017 מהווים אומדן עדכני לינואר 2018

ממשלת ישראל בחרה, כהחלטת מדיניות, לנצל את התוצאות הכלכליות הטובות יחסית במשק לצורך הגדלת ההוצאה התקציבית וצמצום נטל המס, ללא הפחתת הגירעון התקציבי המתוכנן. בהמשך למגמה זו, בתקציב הנוכחי החליטה הממשלה לדחות פעם נוספת את תוואי הפחתת הגירעון בשנתיים וקבעה יעד גירעון של 2.9% לשנת 2019.

התפתחות רכיבי התקציב וההוצאה הציבורית לאורך זמן

ההוצאה הציבורית כאחוז מהתוצר


49%
47%
45%
43%
41%
39%
37%
35%
45.2%
47.7%
48.2%
48.0%
44.9%
43.4%
43.1%
41.6%
40.8%
41.1%
40.2%
39.5%
40.4%
40.5%
40.1%
39.1%
39.2%
40.0%
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

מקור: משרד האוצר, הלמ"ס.
נתוני 2017 משמשים אומדן עדכני לינואר 2018

לצד צמצום מרחב הפעולה המוניטרי (שאמנם איננו ייחודי לישראל, אך בישראל קיימים מאפיינים נוספים המגבילים את יכולתו של הבנק המרכזי לפעול להמרצת המשק), התנהלות תקציבית מרחיבה, ללא הרחבה מקבילה של בסיס המס או הגדלה של שיעורי המס הסטטוטוריים, עשויה להגביל את הכלים העומדים לרשותם של קובעי המדיניות בכללותם בבואם להתמודד עם המשבר הכלכלי הבא.

יתר על כן, גם בהיעדר זעזוע מקרו-כלכלי חיצוני, שישראל כמשק קטן ופתוח חשופה לו במידה גבוהה, ועם המשך קיומם של תנאים מיטיבים, בהם שיעורי התעסוקה הנמצאים כעת בשיאים היסטוריים, שיאפשרו לישראל להמשיך ולצמוח קרוב לפוטנציאל, ניהול גירעון תקציבי מתמשך משפיע באופן ישיר על קביעת סדרי העדיפויות של הממשלה. זאת כיוון, שבתקופה שבה המדינה תתקשה להמשיך להפחית את יחס החוב לתוצר ותחל נורמליזציה בסביבת הריבית, הדבר יגרום לעלייה בעלות גיוס החוב וכפועל יוצא לדחיקה של הוצאות אחרות מתוך סדר העדיפות הממשלתי.

בשל האמור לעיל, חשיבות השמירה על הכללים הפיסקליים היא ראשונה במעלה. תיקון סעיף 40א לחוק יסודות התקציב (חקיקת ה"נומרטור") , שנכנס לתוקפו בתחילת 2016, הוא צעד משמעותי שהממשלה לקחה בכיוון הנכון, שכן מנגנון זה צפוי לעזור בשיפור ההתנהלות התקציבית בטווח הבינוני, וכך לחזק את יכולתה של הממשלה לעמוד ביעדים הפיסקליים הרב-שנתיים.

במהלך העשור שבין 2009-2019, גדלה ההוצאה התקציבית הריאלית בכ-42%, שהם ממוצע גידול שנתי של 3.5%. בעוד שבשנים שלפני 2011 קצב הצמיחה שימש כרית ביטחון שסייעה במידה רבה לחיזוק היציבות הפיסקלית ולהורדת יחס החוב תוצר, ההאטה בקצב הצמיחה שחלה בשנים האחרונות מאיימת על המשך מגמה זו, במיוחד לנוכח הגידולים הריאליים המשמעותיים שחלו בשנים האחרונות בצד ההוצאה ואשר לא לווו בצעדים מקבילים בצד ההכנסה.

הגידול בהוצאה התקציבית לעומת קצב צמיחת התוצר


גידול ריאלי בהוצאה
קצב הצמיחה
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019

* הגידול הריאלי מחושב על בסיס השינוי השנתי הממוצע במדד המחירים לצרכן, ובכלל זה הערכות לשנים 2018 ו-2019. הגידול בשנת 2017 אינו כולל שינוי טכני בתקציב הביטחון, שבגינו נרשמו כ-9 מיליארד ש"ח (כ-2.6% מתוך 7.4% הגידול הריאלי באותה שנה) כהוצאה מותנית בהכנסה, ולכן אינם כלולים בתקציב. בשנים קודמות ייתכנו סטיות מהגידול הריאלי בפועל בשל שינויים רישומיים. מקור: משרד האוצר, הלמ"ס

בבחינת התפתחות רכיבי התקציב בעשור האחרון, בולטת הירידה בחלקה של ההוצאה על החזרי חוב (ריבית על החוב וכן החזר קרן וריבית לביטוח לאומי) מסך התקציב, מרמה של 17.4% ל-13.2% מהתקציב. הירידה ברכיב הריבית נבעה משיפור ביחס החוב תוצר ומירידת שיעורי הריבית על החוב החדש. נקודה זו ממחישה את החשיבות שבפינוי מקורות שאינם תורמים לצמיחה ולרווחת התושבים בתוך מסגרת התקציב לצורך הרחבת שירותים ציבוריים חיוניים ומעודדי צמיחה. ההוצאות על ריבית אומנם מוכתבות בטווח הקצר על ידי תנאי השוק וצורכי המימון הכוללים, באופן שלמדינה אין שיקול דעת קונקרטי בהחלטה על הקצאת הכמויות, אך ניהול מדיניות תקציבית נכונה בטווח הבינוני והארוך הוא בעל חשיבות עליונה לשליטה על הוצאות אלו ולצמצומן למינימום ההכרחי.

במקביל, הגידולים המרכזיים חלו בהוצאות על בריאות, חינוך והשכלה גבוהה ורווחה. הגידול הריאלי המצטבר בבריאות לאורך העשור האחרון היה 108%, בחינוך והשכלה גבוהה 73% וברווחה ושירותים סוציאליים 52%.

התפלגות תחומי ההוצאה המרכזיים מסך ההוצאה התקציבית, 2005-2019
תקציב מקורי, מיליארדי ש"ח, מחירים שוטפים


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
החזרי חוב
הוצאות אחרות
משרדי מטה
תשתיות וענפי המשק
רווחה ושירותים סוציאלים
בריאות
חינוך, השכלה גבוהה ותרבות
בטחון וסדר ציבורי

מקור: משרד האוצר

התבוננות על נתוני החשבונאות של הממשלה הרחבה, הכוללים את כלל ההכנסות וההוצאות של המגזר הציבורי (כולל המוסד לביטוח לאומי, מוסדות לאומיים, מלכ"רים ציבוריים ורשויות מקומיות), מאפשרת תמונת מבט מקיפה יותר על מגמות פיסקליות לאורך השנים לעומת בחינה של תקציב המדינה בלבד.

כאשר בוחנים לאורך זמן את חלוקת ההוצאה הציבורית בין רכיביה המרכזיים, ניכר כי בשנים 2009-2006 נרשמה עלייה משמעותית (כ-4 נקודות אחוז) במשקל ההוצאה האזרחית בהוצאה הציבורית. עלייה זו נבעה בעיקר מקצב גידול מהיר של ההוצאה האזרחית לצד קצב גידול נמוך של ההוצאה הביטחונית על רקע ההתייצבות במצב הביטחוני. בשנים 2013-2010 נמשכה מגמת הגידול במשקל ההוצאה האזרחית, אולם קצב הגידול ירד באופן משמעותי. בשנים 2016-2014 נרשמה התייצבות של משקל ההוצאה האזרחית, וככל הנראה מבצע "צוק איתן" תרם, לפחות באופן חלקי, להתייצבות, שכן משקל ההוצאה הביטחונית בסך ההוצאה הציבורית טיפס בשנה זו. חזרה למגמת ירידה בהיקף הוצאות הביטחון בשנים הקרובות תלויה במידה רבה בנכונות הממשלתית לעמוד בסיכום הרב-שנתי שנחתם עם משרד הביטחון בסוף שנת 2015, ותוקפו לחמש שנים, כמו גם בהתפתחויות הגיאו-פוליטיות באזור ורמת האיום הביטחוני המיידי לתושבי ישראל.

התפתחות ההוצאה הציבורית בעשור האחרון


הוצאות ריבית
הוצאות ביטחונית
הוצאה אזרחית
משקל ההוצאה האזרחית בסך ההוצאה הציבורית
80.0%
79.0%
78.0%
77.0%
76.0%
75.0%
74.0%
73.0%
72.0%
71.0%
70.0%
69.0%
600,000
500,000
400,000
300,000
200,000
100,000
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

מקור: הלמ"ס

אחת התופעות המרכזיות של שני העשורים האחרונים היא צמצום ההוצאה הציבורית ביחס לתוצר בכ-10% בשנים שבין 1995 ל-2008 ושמירה על גודל ההוצאה הציבורית בהיקף של כ-40% מאז. הצמצום בהוצאה הציבורית התאפשר הודות לירידה בהיקף הוצאות הביטחון ולפינוי המקורות מהוצאות הריבית, שירדו משמעותית לאורך זמן. לצד ההתייצבות בהוצאות הביטחוניות, קיים ספק באשר ליכולתה של הממשלה להמשיך ולצמצם את הוצאות הריבית, אשר נבעו במידה רבה מסביבת הריבית העולמית הנמוכה וכן מהירידה החדה בהיקף החוב הציבורי בישראל, מגמה שספק אם תמשיך נוכח היקף הגירעון המתוכנן לשנת 2019.

התפתחות הרכיבים העיקריים בהוצאה הציבורית
(כאחוז מהתוצר)


ציבורית
אזרחית
ביטחונית
ריבית
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

מקור: הלמ"ס

עקרונות המדיניות התקציבית

מסגרות התקציב נקבעות בהתאם לכללים הפיסקליים הקבועים בחוק. שני הכללים הקבועים בחוק הם: מגבלת הגידול בהוצאה, הקובעת את סך ההוצאה התקציבית בכל שנה וכלל תקרת הגירעון, הקובע מהו הגירעון התקציבי המירבי כאחוז מהתוצר המשמש לתכנון התקציב השנתי.

בעקבות קשיים בעמידה בשני הכללים הקבועים בחוק, כאמור לעיל, תוקן חוק יסודות התקציב. משנת 2016 הוחל מנגנון חדש, ה"נומרטור", שאמור בטווח הבינוני לסייע לממשלה בשמירה על הכללים. זהו מנגנון רב-שנתי המגביל את יכולתה של הממשלה לקבל החלטות תקציביות חדשות מחוץ לתהליך אישור התקציב ללא מציאת מקור מתאים. מנגנון ה"נומרטור" צפוי לחזק את השקיפות ואת יכולת השליטה בהתחייבויות לשנים עתידיות, וכפועל יוצא מכך – את עמידות המסגרות התקציביות ואת היעדים הפיסקליים בטווח הבינוני.

כבר במהלך השנתיים הראשונות לפועלו המנגנון הוכח כיעיל, גם אם יצר דינמיקה שונה מעט בתהליך אישור תקציב המדינה עצמו, שהפך כעת לבמה המרכזית שדרכה ניתן להקצות משאבי ציבור תוך ראיית כלל צורכי המשק במועד מרוכז אחד ותיעדוף ביניהם. עם זאת, הצפי הוא כי הסתגלות עבודת הממשלה והכנסת למנגנון הרב-שנתי תימשך תקופה לא מבוטלת כך ששיא פירותיו צפוי להבשיל רק בטווח הבינוני. בטווח הקצר, בהמשך למגמה של השנים האחרונות, שכללה עדכון תכוף של הכללים הפיסקליים באופן שפגע ביציבות המערכת ובאמינותה, נוצר צורך לעדכנם גם עבור שנת התקציב 2019 כמפורט בהמשך.

כלל מגבלת הגידול בהוצאה – לאחר כחמש שנים שבהן הוחל הכלל שקבע גידול ריאלי קבוע בהוצאה, לקראת תקציב המדינה לשנת 2009, נקבע כי מגבלת הגידול בהוצאה תתבסס על נוסחה המשקללת את ממוצע הצמיחה לאורך עשור ביחס שבין יחס החוב תוצר בפועל לבין היעד של יחס החוב תוצר לטווח הבינוני. ואולם, כיוון שחלק ניכר מהצמיחה בעשור הקודם נבע מהגידול המהיר באוכלוסייה בגילאי העבודה, דינמיקה שהתהפכה בשנים האחרונות והקטינה את פוטנציאל הצמיחה של המשק, לקראת תקציב 2016-2015 תוקן כלל מגבלת ההוצאה ונקבע כי הגידול המותר בהוצאה התקציבית יעמוד על ממוצע קצב גידול האוכלוסייה בשלוש השנים האחרונות בתוספת היחס שבין יעד חוב תוצר לטווח הארוך של 50% לבין יחס חוב תוצר בפועל. כלל הוצאה זה הביא לכך שקצב הגידול הריאלי בהוצאה תוכנן לעמוד על כ-2.7% בשנה. בפועל, בשל הצטברות התחייבויות עבר וההסכמים הקואליציוניים, נוצר צורך להגדיל, אגב אישור תקציב המדינה לשנים 2017 ו-2018, את בסיס ההוצאה החל משנת 2017 ב-2% מעבר לכלל, בשנת 2018 – ב-0.4% ובשנת 2019 ב-2% נוספים. בשנת 2019, נוכח רצון הממשלה להגדיל אף יותר את מסגרת ההוצאה על מנת לממן הגדלה של הוצאות אזרחיות שונות, בדגש על הוצאות חברתיות, הוחלט להגדיל בצורה קבועה את היקף ההוצאה בכ-1% נוסף, כך שהגידול הנובע מהחלק הריאלי בכלל ההוצאה בין השנים 2018 ו-2019 עומד על כ-5.8%, והגידול הנומינלי בהוצאה עומד על כ-5.5%.

לנוכח התפתחויות בלתי צפויות במדד המחירים לצרכן בשנים האחרונות, שגרר צורך לתקן את בסיס התקציב לשנים קדימה על סמך סטיות תחזית משנים עברו (תיקון שהיה קשה מאוד להוציאו לפועל ולכן לא קרה), עלה הצורך לבחון מחדש את מידת התאמתו של כלל הוצאה ריאלי לאופן הניהול של תקציב המדינה. במסגרת תקציב 2017 ו-2018 הוחלט שכלל ההוצאה יוצמד לממוצע שלוש השנים של מדדי המחירים לצרכן בשנים הקודמות לשנת התקציב. הפער בין מדד המחירים הממוצע בשנים 2015 עד 2017 (מינוס 0.3%) שאליו הוצמד כלל ההוצאה לשנת 2019 לבין מחירי התקציב לשנת 2019, היה הסיבה המרכזית להגדלה הנוספת של כלל הוצאה בשנת 2019.

כלל תקרת הגירעון – בעקבות התיקונים לצד ההוצאה וההחלטה להמשך הורדות המיסים שנקבעו בהוראת שעה בתקציב לשנים 2017 ו-2018 גם בשנים 2019 ואילך נוצר צורך בתיקון כלל תקרת הגירעון פעם נוספת, שמהותו דחיית תוואי ההפחתה בשנה. בהתאם לכך נקבע כי תקרת הגירעון לשנת 2019 תוגדל ותעמוד על 2.9% תוצר במקום 2.5%. לאחר מכן יוחל תוואי הגירעון הפוחת שתוכנן במקור, ולפיו תקרת הגירעון לשנת 2020 תעמוד על 2.5% ובהמשך תהיה ירידה של 0.25% בכל שנה עד ל-1.5% בשנת 2024. בהתאם לתוואי החדש תקרת הגירעון תעמוד על 1.5% מ-2024 ואילך. אי-שמירה על המתווה עשויה להביא להידרדרות ביחס חוב תוצר של ישראל כבר בטווח הבינוני-קצר, לפגיעה נוספת באמינות הפיסקלית של הממשלה ולצמצום ניכר של מרחב הפעולה של הממשלה להגיב במקרה של משבר כלכלי משמעותי במשק. התפתחות מעין זו תחריף את השפעתו השלילית של המשבר ותגבה מחיר כלכלי וחברתי כבד יותר בהתמודדות עימו.

התרשים שלהלן מציג סימולציה של התפתחות יחס חוב תוצר עד סוף העשור, לפי שלושה תרחישי גירעון ובהנחת צמיחה הדומה לפוטנציאל הצמיחה של המשק בטווח הבינוני (כ-3%). התרחיש הראשון הוא שהגירעון התקציבי יישאר על 2.9%, בדומה לגירעון שנקבע לשנת 2018 ומוצע כעת לשנת 2019. תרחיש זה מוביל לקיפאון ביחס חוב תוצר בשנים הבאות. התרחיש השני מניח משבר כלכלי דוגמת משבר 2008, שבו הגירעון התקציבי תפח בתקופה של כשנתיים ב-5% ולאחר מכן ירד בהדרגה ל-3%. בתרחיש זה הגירעון יורחב בקצב מהיר בשנים הראשונות וייוותר קבוע בשנים שלאחר מכן, ולפיכך יוביל לעלייה מהירה ביחס חוב תוצר בשנים הראשונות ולאחריה –

להתמתנות. התרחיש השלישי מניח עמידה במתווה הגירעון החדש שנקבע, תרחיש המאפשר ירידה של יחס חוב תוצר אל מתחת ל-60% בתחילת העשור הבא.

סימולציה ליחס חוב תוצר לשנים 2015-2025 לפי תרחישי גירעון שונים


75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025
תוואי גירעון מוצע
גירעון 2.9 קבוע
תרחיש משבר

מקור: משרד האוצר

לצד הכללים הפיסקליים הפועלים לשמירה על היציבות הפיסקלית, להרכב התקציב יש השפעה ניכרת על יציבות המשק, על צמיחתה העתידית של כלכלת ישראל ועל היקף השירותים שהמדינה מספקת לאזרחיה. בהתאם לכך, התקציב נבנה על בסיס סדרי עדיפויות המאפשרים מיקוד של התוספות בהתאם ליעדי המדיניות הכלכלית, פינוי מקורות וביצוע ההתאמות הנדרשות באופן הנכון ביותר מבחינה כלכלית. ואולם, מדי שנה מצטבר גידול בסך ההתחייבויות של הממשלה כתוצאה משילוב של תוכניות הוצאה קיימות ומתוכניות חדשות שעליהן מחליטה הממשלה. לצד גידול זה בסך ההתחייבויות לא מתקיימת בחינה מחודשת ושיטתית של ההתחייבויות הקודמות ושל התוכניות הקיימות מזה שנים. היעדר בחינה מחודשת של הוצאות קיימות מוביל לפגיעה ביכולתם של משרדי הממשלה לפעול בהתאם לסדרי העדיפויות שלהם ולשפר הישגים בתוכניות קיימות נחוצות.

סקירת הוצאות (Spending Review) היא כלי מקובל במדינות המפותחות המבקש להתמודד עם בעיות אלו באמצעות בחינה שיטתית של הוצאות קיימות. בחינה זו מאפשרת לפתח אמצעים לחיסכון בהוצאות או להגדלת היעילות של הוצאות הממשלה. ככלל, מטרתו של תהליך זה היא ליצור מרווח פיסקלי ליישום תוכניות חדשות,

ובכך לאפשר התאמה של פעילות הממשלה לסדרי עדיפויות משתנים ללא פגיעה ביציבות הפיסקלית. כמחצית ממדינות ה-OECD עושות שימוש בסקירת הוצאות ככלי להשגת מטרות אלו.

בשנת 2016 החל לראשונה בישראל תהליך של סקירת הוצאות. הוועדה המרכזית לסקירת הוצאות פרסמה נוהל לביצוע הליך ראשוני לסקירת הוצאות לשנת התקציב 2017. נוהל זה הזמין את כלל משרדי הממשלה להגיש הצעות לתוכניות המתאימות להליך סקירת הוצאות וקבע יעד התייעלות בגובה 0.2% מבסיס תקציב המשרדים הכולל שאליו נדרשים המשרדים להגיע עד שנת 2019 לכל המאוחר. כחלק מתהליך אישור התקציב לשנת 2019, הוחלט על העמקת תהליך סקירה ההוצאות, כך שיעד ההתייעלות יעמוד על 0.5% מבסיס תקציב המשרדים ומשרדי הממשלה יידרשו להשיגו עד לשנת 2020.

ההתכנסות למסגרות הפיסקליות

ההוצאה התקציבית לשנת הכספים 2019 לחישוב מגבלת ההוצאה עומדת על כ-397.4 מיליארד ש"ח. הגידול הנומינלי בהוצאה התקציבית לשנת 2017 עומד על כ-5.5% ביחס לתקציב 2018.

גידול זה של כ-20.7 מיליארד ש"ח מורכב מתוספת ריאלית של כ-17.9 מיליארד ש"ח (בהתאם לכלל ההוצאה), מהצמדת מחירים של מינוס 1.2 מיליארד ש"ח בגין עדכון התקציב למחירי 2019, ומחריגה ממגבלת ההוצאה המתווספת לחריגה שאושרה במסגרת אישור התקציב לשנים 2017 ו-2018 בסך של כ-3.9 מיליארד ש"ח הכוללים תוספת של 0.6 מיליארד בגין רפורמה לניתוק תקציב הספורט מהימורים.

הגירעון החזוי לשנת הכספים 2019 יעמוד על כ-2.9% תוצר, זאת בהנחת צמיחה ריאלית של 3.1% בשנת 2019 (התוצר הנומינלי החזוי לשנת 2019 הוא כ-1,371 מיליארד ש"ח).

כחלק מהצעת התקציב ועל מנת לעמוד במסגרת הפיסקלית, הממשלה נדרשת לבצע בשנת הכספים 2019 התאמות הן בצד ההוצאה הן בצד ההכנסה בהיקף של כ-9.4 ו-4.1 מיליארד ש"ח בהתאמה.

הצעדים המרכזיים המוצעים בצד ההוצאה הם: התייעלות רוחבית במשרדי הממשלה, הסדרת מנגנון השיבוב בין ביטוח לאומי לחברות הביטוח, צמצום תאונות עבודה, התייעלות בפעילות קרן הניקיון וניתוק תקציבי הספורט מהימורים. בנוסף, אומדני התקציב כללו דחיית פעימות בהסכם השכר עם ההסתדרות. הצעדים המוצעים בצד ההכנסה הם: תמלוגים מרשות שדות התעופה, העלאת הבלו על פחם, צמצום השימוש במזומן, גביית דיבידנדים מחברה ממשלתית, מכירת חברת דוראד והפחתת תקרת פטור מיסוי הימורים.

לצורך שמירה על יעד הגירעון הוחלט על הקדמת הפרשה לקרן מס רכוש בהיקף של כ-1.5 מיליארד ש"ח מכל אחת מהשנים 2019 ו-2020 לשנת 2017.

להלן הגידולים הבולטים בתקציב המדינה בין השנים 2018 ל-2019 אשר נקבעו, רובם ככולם, בהתאם לסדרי העדיפויות של הממשלה:

תקציב	גידול במיליארדי ש"ח	גידול באחוזים
ביטוח לאומי	4.1	9.7
משרד החינוך	4.1	7.2
משרד הבריאות	2.5	7.0
משרד התחבורה	2.2	11.9
המשרד לביטחון הפנים	1.2	6.6

הצעת התקציב כוללת תוספת משמעותיות גם לתקציבי מערכת הביטחון וכן לתקציב הרשות לניצולי השואה.

בשל המועד הקלנדרי המוקדם שבו מובא לאישור תקציב 2019 והחשש מפני השתנות בהנחות התקציב עד מועד סיום שנת 2019, על מנת לאפשר לממשלה גמישות נוספת בניהול התקציב וכן כרית ביטחון לצורך התמודדת עם אירועים בלתי צפויים, נקבעה בתקציב רזרבת התאמות בגובה 1.5 מיליארד ש"ח. רזרבה זו אמורה לשמש בראש ובראשונה למימון חריגות בעלות של צעדי מדיניות מאושרים או סטיות כלפי מטה בתחזית ההכנסות. אם לא יהיו סטיות כאמור, תקציב ההתאמות יחולק באופן רוחבי בין כלל משרדי הממשלה, אלא אם תחליט הממשלה אחרת.

התוכנית הכלכלית: השינויים המבניים

נושא א – התחרות ויוקר המחיה

הסרת חסמים בייבוא אישי כאמצעי להפחתת יוקר מחיה

המשק הישראלי מאופיין ברמת ריכוזיות גבוהה, שהיא אחד הגורמים המרכזיים לכך שרמת המחירים של מרבית מוצרי הצריכה בישראל גבוהה מממוצע ה-OECD. לצד צעדים נוספים שמקדמת הממשלה להגברת התחרות בשווקים, הייבוא האישי, אשר מאופיין ברמת מחירים נמוכה ובמגוון רב של מוצרים, משמש ערוץ נוסף להפחתת המחירים, במיוחד בשווקים שבהם התחרות המסחרית נמוכה. פוטנציאל השימוש בייבוא האישי תלוי באופן מהותי במידת הנגישות והנוחות לצרכן, אשר מבצע את פעולת הרכישה באופן ישיר מהיצרן בחו"ל, ומכאן החשיבות הרבה למיפוי ולהסרת החסמים לכך. הייבוא האישי בישראל מוערך בכ-2.9 מיליארד ש"ח בשנת 2016, שהוא כ-40% מסך המסחר המקוון בישראל והתבצע ע"י 3.7 מיליון רוכשים. כמו כן, הייבוא האישי נמצא במגמת גידול, ובשנים האחרונות ניכר גידול משמעותי בהיקפו, במספר הרוכשים ובכמות החבילות המיובאות.

יחד עם זאת, עולה כי על אף הצמיחה המשמעותית של הייבוא האישי קיימים מספר חסמים משמעותיים בתחום. במסגרת בדיקת חסמי הייבוא האישי עלה כי במוצרים החייבים בהצגת אישור רשות מוסמכת כתנאי לשחרורם מהמכס, תהליך השחרור של המוצרים מתארך, לעיתים לתקופת זמן ארוכה מאוד. במצב זה לרוב מושתות על הצרכן עלויות גבוהות, אשר פעמים רבות הופכות את העסקה ללא כדאית כלכלית. בעקבות זאת, הוקמה ועדת היגוי להסרת חסמים בייבוא אישי לפי החלטת ממשלה 2754 מיום 18 ביוני 2017. בדיוניה התמקדה הוועדה במיפוי החסמים המרכזיים וביצירת פתרונות ישימים לחסמים בייבוא האישי. כמו כן, הוועדה עסקה בבחינת יישום המלצות קודמות בנושא וביצוען.

במסגרת התוכנית הכלכלית לשנת 2019, הממשלה אימצה את המלצות הוועדה לביצוע הפעולות הנדרשות להסרת החסמים לייבוא אישי. בתוך כך נכללים בין היתר:

- קביעת כלל אחיד ודאי וברור לייבוא אישי – אבחנה בין ייבוא אישי לייבוא מסחרי, כך שייקבע כלל אחיד לגבי הכמויות שייחשבו כייבוא אישי, לעומת המצב כיום שבו שיקול הדעת נתון לרשות המיסים. לאחר התיקון, כמות המוצרים בייבוא אישי תוגדר במשלוח שעלותו מעל סך של אלף דולר עד חמש יחידות מאותו סוג מוצר, ובמשלוח שעלותו נמוכה מסך של אלף דולר עד כמות של שלושים יחידות מאותו סוג מוצר.
- ביצוע רפורמות רגולטוריות משמעותיות במשרדי הממשלה השונים לביטול דרישות רגולטוריות עודפות, כדוגמת: הקלות משמעותיות בייבוא אישי של מוצרי תקשורת אלחוטיים המעוכבים כיום על ידי משרד התקשורת, הגדלת כמות מוצרי התעבורה והחלפים הניתנים לייבוא וביטול הדרישה לגבי מוצרים שאינם בעלי השפעה בטיחותית.
- יצירת מערכת שקופה, מקיפה ונהירה לצרכן שתספק לו את כלל המידע הרלוונטי לייבוא האישי ויצירת פלטפורמה רגולטורית נפרדת, ברורה, פשוטה ומקלה לייבוא אישי.
- עבור מוצרים הנדרשים באישור רגולטורי – עיגון החובה לקבלת אישור מהרגולטור בתוך שני ימי עבודה.

הסרת חסמים לייבוא מוצרי תקשורת

שוק מוצרי התקשורת האלחוטיים המוערך בכ-10 מיליארד ש"ח, נמצא בצמיחה בעקבות התפתחות הטכנולוגיה והמעבר למוצרים "חכמים". שוק זה מבוסס בעיקר על ייבוא מחו"ל, ומשרד התקשורת הוא הגוף האמון לתת רישיון או אישור לסוג המוצר המיובא, על מנת להבטיח שהוא אינו פוגע בתדרי הרדיו בישראל. עם זאת, במצב הקיים, הרגולציה של משרד התקשורת מאופיינת בנטל רגולטורי רב, אשר חורג מהנהוג במדינות המפותחות, וכן מהרגולציה שקבעה הממשלה לעניין ייבוא מוצרי צריכה בשנים האחרונות, כגון בייבוא של מזון רגיל. מצב זה מביא לדחיקת ייבואנים קטנים ובינוניים מהשוק, הקטנת מגוון המוצרים עבור הצרכן הישראלי וכן מביא להשתת עלויות על היבואן אשר מתגלגלות על הצרכן ותורמות ליוקר המחיה.

לצורך ההמחשה, בשנים 2017-2016 משרד התקשורת הנפיק כ-15,000 אישורים למוצרי תקשורת אלחוטיים. סוגי המוצרים שקיבלו בשנים אלה את אישורי ההתאמה כוללים בין היתר: כרטיס רשת, נתב, מצלמה אלחוטית, רמקול אלחוטי, מתאם אלחוטי, טאבלט, אוזניות, שעון יד אלחוטי, שלט רחוק אלחוטי, מחשב נייד, מדפסת, מכונית שלט רחוק, עכבר אלחוטי, מקלדת אלחוטית, טלפון אלחוטי, צעצועים אלחוטיים, מזרים (סטרימר), דיבורית, מיקרופון, מודם אלחוטי, אינטרקום ועוד.

במסגרת התוכנית הכלכלית לשנת 2019, הממשלה החליטה על ביצוע שינוי במשטר הרגולטורי של משרד התקשורת, הכולל בין היתר ביטול הצורך בקבלת אישור משרד התקשורת עבור מוצרים שאין לגביהם חשש משמעותי שיפריעו לספקטרום תדרי הרדיו, וכן לייעל ולפשט את הליך קבלת האישור הנדרש לשם ייבוא הציוד, בדומה לנהוג במדינות המפותחות בעולם. יישום צעד זה צפוי להפחית את העלויות העודפות המושתות על היבואנים, ובכך להביא להפחתת יוקר המחיה. החיסכון המשקי המוערך לנוכח השינוי הוא של מאות מיליוני ש"ח בשנה.

הגברת כושר התחרות של תעשייה הישראלית

בהשוואה בין-לאומית, על פי נתוני ה-OECD, חלק התעשייה העוסק בייצור בתוצר בישראל עמד על כ-13.4% בשנת 2015, ונמצא בטווח של המדינות המפותחות מעל ארה"ב (12.3%), ניו-זילנד (11.9%), צרפת (11.4%) ובריטניה (9.7%), ומתחת לממוצע האיחוד האירופי (16.1%). מרבית מדינות אלו, בדומה למרבית המשקים המפותחים, חוות בעשורים האחרונים ירידה בנתח התעשייה ומעבר לענפי השירותים, שחלקם בעלי פריון גבוה יותר.

בישראל, סקטור התעשייה אחראי ליצירת כ-350 אלף משרות שכיר, שהן כ-10% מסך משרות השכיר בכלל המשק. בחינת התפלגות המועסקים בתעשייה לפי מחוזות, מראה כי משקלה של התעשייה בתעסוקה בפריפריה ובהכנסות מארנונה שאינה למגורים לרשויות המקומיות באזורים אלה, גבוה מאשר מזה שבמרכז הארץ. ייצוא ענפי התעשייה ללא יהלומים מהווה את חלק הארי של ייצוא הסחורות וכ-50% מסך ייצוא הסחורות והשירותים של ישראל; חברות רב-לאומיות הפועלות בישראל תורמות כ-30% מסך ייצוא הסחורות בתעשייה. המשק הישראלי, כמשק קטן ופתוח, מושפע רבות מהמגמות הכלכליות בשווקי העולם, ואכן, עד לפני מספר שנים ניתן היה לזהות מתאם גבוה בטווח הארוך בין הייצוא הישראלי לסחר העולמי. עם זאת, בשנים האחרונות ניתן לזהות "היפרדות" בצמיחה של ייצוא הסחורות הישראלי בהשוואה לזו של הסחר העולמי. הסבר אפשרי לכך הוא השחיקה ביכולת התחרותיות של המשק הישראלי, בין היתר בשל עלויות הרגולציה, עלויות השכר המהירות של השנים האחרונות ורמת הפיריון הנמוכה יחסית. הסבר אפשרי אחר הוא הצמיחה המהירה של ענפי השירותים, במיוחד השירותים המתקדמים.

בעקבות זאת, ובהתאם להחלטת ממשלה 2261 מיום 8 בינואר 2017, שעניינה "גיבוש תוכנית לחיזוק התעשייה הישראלית", הוקמה ועדה ציבורית לעניין זה אשר הגישה את המלצותיה לשר האוצר ולשר הכלכלה והתעשייה. הוועדה עסקה במיפוי החסמים העיקריים לכושר התחרות של התעשייה הישראלית, וכן גיבשה המלצות לשם הסרתם. הוועדה הציבורית בחרה להתמקד בשלוש סוגיות מרכזיות המהוות בעיות מבניות לעניין רמת כושר התחרות של התעשייה בישראל בכלל ושל התעשייה המסורתית בפרט: ייצור מתקדם – מו"פ וחדשנות טכנולוגית; כוח אדם מיומן; והפחתת הנטל הרגולטורי. במסגרת כל נושא הושם דגש על הנושאים הרוחביים האלה: העלאת רמת פירון העבודה, הסרת חסמים למפעלים קטנים ובינוניים וכן אפקטיביות כלי הסיוע.

במסגרת התוכנית הכלכלית לשנת 2019, החליטה הממשלה על הקצאת 1.15 מיליארד ש"ח בחלוקה לשלוש שנים, על בסיס המלצות הוועדה, כמפורט להלן:

לשם קידום הטמעת טכנולוגיות ייצור מתקדם בתעשייה על ידי עידוד מחקר ופיתוח בתעשייה ואימוץ טכנולוגיות מתקדמות קיימות, הוקצו 675 מיליון ש"ח, עבור עידוד המחקר והפיתוח בתעשייה היצרנית וכן למסלולים שיופעלו במשרד הכלכלה והתעשייה באמצעות רשות ההשקעות למען הטמעת טכנולוגיות מתקדמות והעלאת רמת הפירון בתעשייה.

לשם קידום הכשרת כוח אדם מיומן עבור המשק בכלל והתעשייה בפרט, הוקצו 365 מיליון ש"ח. זאת בין היתר לשם שיפור רמת המקצועיות של המכללות הטכנולוגיות שבאחריות משרד העבודה ושיפור וייעול המערך הטכנולוגי במשרד החינוך, לרבות הקמת ותפעול מרכזים טכנולוגיים אשר מספקים לתלמידים התנסות בציוד טכנולוגי חדיש.

לשם קידום התעשייה הקטנה והבינונית, הגברת פריון העבודה והייצוא של המגזר התעשייתי, הוקצו 111.7 מיליון ש"ח. זאת בין היתר לשם הקמת מרכז סביבה בת-קיימא במטרה שישמש מרכז ידע לתעשייה המקומית לעניין רגולציה סביבתית, בדגש על הכוונה להשקעות תומכות פירון, הגדלת כלי הסיוע הקיימים המופעלים על ידי מנהל סחר החוץ וכן לשם פעילות מנהל אזורי תעשייה במשרד הכלכלה והתעשייה.

הגברת התחרות בשוק הטלוויזיה

שוק השידורים עובר תהפוכות רבות בשנים האחרונות, בדומה לשאר ענפי משק התקשורת בישראל ובעולם. שינויים מהותיים אלה בשוק ומעבר ממודל זיכיונות לשידור ערוץ מסחרי למודל רישיונות, מחייבים את הממשלה ואת גופי הרגולציה לבדיקה מקיפה של האסדרה הנוהגת בתחום ולהתאמות נדרשות ברגולציה. זאת, על מנת לייצר מתווה רגולטורי חדש שיאזן בין התחרות שבין ספקי השירות השונים, ועם זאת יאפשר לתת מענה לחשיבות המיוחדת של השידורים כמוצר תרבותי.

כחלק מהמהלך להפחתת הנטל הרגולטורי ומיקוד הרגולציה, מוצע למקד את סמכויות מועצת הכבלים והלוויין והרשות השנייה לתחומים האלה: הנגשה לבעלי מוגבלויות, הגנה על ילדים והגבלות על שידורים אסורים; עידוד התחרות והסרת חסמי כניסה ומעבר; צרכנות (סמכות לעניין זה תוקנה למועצה בלבד ותחול בתחום השידורים בלבד); אתיקה; השקעה וקיום הפקות מקור לרבות שידורי חדשות. בהתאם, מוצע לתקן את החקיקה הרלוונטית, כך שתתאים לסמכויות הרגולטור, כל זאת כחלק ממגמה רחבה של הסטת הפיקוח הרגולטורי לפיקוח בדיעבד (ex-post).

בנוסף, במטרה לעודד את התחרות בשוק הערוצים המסחריים ולהגן על שחקנים קטנים, מוצע לקבוע כי היקף הרגולציה שתחול על בעל רישיון מסחרי, ובמיוחד דרישות ההשקעה בתוכן ובשידורי חדשות, יהיה תלוי בסך ההכנסות של בעל הרישיון לשידורי טלוויזיה בשנה.

הפחתת הנטל הרגולטורי על גופי השידור תאפשר להם להוזיל ולגוון את החבילות המוצעות לצופים, ובצירוף חיזוק מעמדם של בעלי הרישיון המיוחד, תעודד את הגברת את התחרות בשוק הטלוויזיה הרב-ערוצית. הפחתת הרגולציה על בעלי הרישיון המסחרי ואסדרת שידור התוכן השיווקי תאפשר לשחקנים נוספים, שלא ניתנה להם האפשרות עד כה, להיכנס לשוק התקשורת כבעלי רישיון מסחרי ובכך להגביר את התחרות בשוק הטלוויזיה המסחרית.

הקמת מוסד ליישוב סכסוכים בין חברות הביטוח למבוטחים

מערכת היחסים שבין מבוטח, מוטב או צד שלישי המבקש למצות את זכויותיו מול חברת ביטוח אינה סימטרית. מבוטח, מוטב או צד שלישי נמצא בעמדת נחיתות ביחס לחברת הביטוח מבחינת פערי ידע, איתנות כלכלית, ולעיתים גם מבחינת איתנות פיזית ונפשית. ככל שמדובר בביטוחי בריאות, על המבוטח להתמודד במקביל גם עם אירוע של מחלה או של מוות בן משפחה. דברים אלו מקבלים משנה תוקף בעת הגשת תביעה לתשלום תגמולי ביטוח. חוסר האיזון בין הצדדים ומורכבות המוצרים הביטוחיים, מגבירים את הקושי של מבוטח, מוטב או צד שלישי למצות את זכויותיו ישירות מול חברת הביטוח. המבוטח נאלץ, לעיתים, להיעזר בשירותיו של עורך דין או של גורם אחר הפועל למיצוי הזכויות בתחום, על מנת לנהל את ענייניו עם חברת הביטוח.

לנוכח האמור, מוצע להטיל על שר האוצר לתקן את חוק הפיקוח על שירותים פיננסיים (ביטוח), התשמ"א-1981, כך שיוקם מוסד לבירור תביעות של מבוטחים, במסגרת הרשות, בדבר מימוש זכויותיהם מול גופים מפוקחים בתחום הביטוח (להלן – המוסד). מטרת המוסד תהיה לרכז, לברר ולהכריע בתביעות ביטוח שיוגשו לפתחו, כמקובל במדינות שונות בעולם (כגון: קנדה, בריטניה, אוסטרליה, ניו-זילנד, סינגפור ודרום אפריקה).

המוסד יתמקצע בתחום הביטוח ויפעל לאזן את פערי הכוחות שבין הפונים לבין הגופים המפוקחים. משכך, מוצע, בין היתר, שלא לאפשר לפונה שהוא תאגיד המעסיק מעל חמישה עובדים או שמחזור העסקאות השנתי שלו עולה על 2 מיליון ש"ח, להגיש תביעה למוסד.

הגברת התחרות בשוק הבנקאות באמצעות הסרת חסמי מעבר

קיומם של חסמי מעבר בשוק מסוים, המגבילים את יכולתו של הלקוח לעבור בין הספקים השונים, עלול לפגוע בתחרות בשוק וכך ברווחתו של הלקוח. חסמים אלו גורמים ללקוח להיות 'לקוח שבוי' של הספק שממנו הוא צורך את השירותים ומקשים עליו להחליף את הספק הקיים במקרה שהוא מעלה מחירים או פוגע באיכות השירות שניתן על ידו וכן במקרה שבו ספק אלטרנטיבי מציע ללקוח הצעה אטרקטיבית יותר. בשוק הבנקאות קיימים חסמי מעבר משמעותיים המקשים על הלקוח להעביר את פעילותו הפיננסית מחשבון בבנק אחד לבנק אחר. שני החסמים המרכזיים הם הנטל הביורוקרטי הכרוך בהעברת הפעילות והחשש מפני 'איבוד' חיובים או זיכויים שיופנו לחשבון הבנק הישן של הלקוח במקום לחשבונו החדש.

כיום, על מנת להעביר את הפעילות בחשבון, הכוללת הוראות קבע, קבלת משכורות, תשלום בצ'קים ועוד, לקוח נאלץ להתקשר עם כלל הגורמים השונים המזכים ומחייבים את חשבונו, על מנת לעדכן אותם על מעבר החשבון.

בנוסף, לקוח עשוי לחשוש שאם יעביר את חשבון העו"ש לספק אחר, הדבר יגרור סיכון לאובדן כסף, שאמור היה להיכנס לחשבון או לכך שתשלום שאמור היה להתבצע לא יבוצע. כל זאת יוצר חסם משמעותי לתחרות בשוק הבנקאות.

בעקבות זאת משרד האוצר, בשיתוף עם בנק ישראל, מחילים בישראל פתרון דומה למערכת ניוד חשבונות הקיימת בבריטניה. בבסיס הפתרון יוקם בישראל מעין מנגנון 'עקוב אחריי' אשר יאפשר ניוד פשוט של חשבון הלקוח. פתרון זה יביא לכך שכל מה שיידרש מהלקוח, כאשר הוא רוצה לעבור בנק, יהיה ליידע את הבנק החדש במספר החשבון בבנק הישן וכלל פעילותו הפיננסית תעבור באופן אוטומטי לחשבון החדש, לרבות חיובים וזיכויים עתידיים. הפתרון יפחית משמעותית את הטרחה הביורוקרטית ללקוח המעוניין בהעברת חשבונו מבנק אחד למשנהו. כמו כן, החלת הפתרון תצמצם למינימום את החשש של הלקוח שחלק מפעילותו הכלכלית "תאבד בדרך" והוא ייגזק כתוצאה מניוד החשבון. יישום מנגנון זה צפו להסיר את חסמי המעבר בין בנקים וליצור איום תחרותי אשר יביא להגברת התחרות בשוק הבנקאות בצורה משמעותית וכתוצאה מכך להפחתת מחירים ולשיפור השירות ללקוחות הבנקים.

הרפורמה להוזלת מחירי ניתוחים

בשנים האחרונות חל גידול משמעותי בהוצאה הפרטית של משקי הבית על בריאות, המכבידה על יוקר המחיה ופוגעת בנגישות של שכבות חלשות לשירותי בריאות איכותיים. כמו כן, חל גידול ניכר בהוצאה הפרטית על ניתוחים, מעבר לגידול שחל בהוצאה הציבורית על ניתוחים. המחירים הגבוהים של הניתוחים במערכת הפרטית מייקרים את הפרמיות ואת תשלומי ההשתתפות העצמית ומכבידים על יוקר המחיה.

נוכח האמור לעיל, ומאחר שלא חל כל פיקוח על מחירי הניתוחים במערכת הפרטית, בתקציב 2019 מקודמים הליכי חקיקה שיקבעו חובת דיווח על מחירים ורווחיות על מחירי ניתוחים במערכת הבריאות הפרטית. בשלב הראשון תחול חובת דיווח על מחירי הניתוחים במערכת הבריאות הפרטית, ולאחר שנתיים, כשיעמוד בפני הוועדה מסד נתונים רחב, תיבחן השאלה האם יש צורך בצעדים נוספים למעורבות ממשלתית בתחום. כמו כן, נקבע כי הליכי החקיקה לא יקודמו, אם תקודם החלת פרק ז' לחוק הפיקוח על המחירים על ניתוחים פרטיים.

חופשות לימוד

במסגרת תקציב המדינה לשנת 2019 הוקצו 320 מיליון ש"ח עבור תוכנית החופשות, שבמסגרתה גני הילדים ובתי הספר בכיתות א'-ג' יפעלו במהלך עשרה ימים נוספים בחופשות התלמידים במסגרת הדומה לפעילות המתבצעת כיום בצהרונים בגני הילדים. התוכנית נועדה לתת מענה לפער הקיים כיום במשק הישראלי בין ימי חופשת ההורים לבין ימי חופשות התלמידים. התוכנית תעניק להורים ולתלמידים מענה בימי חופשות חנוכה ופסח, כך שבכל חג ייהנו התלמידים מחמישה ימי פעילות חינוכית.

התוכנית תוביל להורדת יוקר המחיה למשפחות שיש בה ילדים קטנים ותאפשר צמצום פערים בחברה הישראלית. המדינה תסבסד את התשלום בגין הפעילות באופן דיפרנציאלי, כך שיישובים חלשים (אשכולות למ"ס 1 עד 4) יקבלו את מלוא השירותים החינוכיים בחינם וביישובים חזקים (אשכולות למ"ס 8 עד 10) תשלום ההורים יעמוד על 30 שקלים ליום.

סבסוד מסגרות לימודיות נוספות בשעות אחר הצוהריים

במסגרת תקציב המדינה לשנת 2019 הוקצו 905 מיליון ש"ח עבור יישום החלטת ממשלה 3377 מיום 11 בינואר 2018 שענייננה, סבסוד מסגרות לימודיות נוספות בשעות אחר הצוהריים – "תוכנית הצהרונים". התוכנית כוללת סבסוד צהרונים בגני הילדים ובכיתות א'-ב' בפריסה כלל ארצית אשר יעניקו מסגרת לימודית וארוחה חמה בשעות אחר הצוהריים בצורה רציפה בסיום יום הלימודים. המדינה תסבסד באופן דיפרנציאלי את הצהרונים, כך שתשלומי ההורים לצהרונים, שכיום נעים בין 900 ל 1,300 ש"ח, יעמדו על 50 ש"ח לחודש ברשויות החלשות (אשכולות למ"ס 1 עד 3) ו-785 ש"ח ברשויות חזקות (אשכולות למ"ס 8 עד 10). סבסוד הצהרונים יגדיל את שכר הנטו של כל משפחה באלפי שקלים בשנה ויתמוך בהשתלבותן של נשים בשוק התעסוקה.

נושא ב – יצירת שוויון הזדמנויות

טוהר המידות בשלטון המקומי

לפני כשנתיים הוגש ליועץ המשפטי לממשלה דוח צוות שמונה על-ידו ובחן את הדרכים לחיזוק שלטון החוק וטוהר המידות בשלטון המקומי. גורמים רבים שהופיעו בפני הצוות ציינו כי בתהליכי ההתקשרויות של הרשויות המקומיות יש פוטנציאל משמעותי לסטייה מדפוסי התנהלות תקינים עד כדי שחיתות, בין היתר נוכח העובדה שמדובר במסלול מרכזי שאליו מנותבים כספי ציבור.

אחת ההמלצות המרכזיות של הצוות בהקשר זה הייתה לשנות את הרכבה ותפקידה של ועדת המכרזים ברשויות המקומיות באופן שידמה לדין החל בשלטון המרכזי. ועדת המכרזים בשלטון המרכזי מורכבת מגורמים מקצועיים (מנכ"ל ועובדי המשרד) ו"שומרי סף" (החשב והיועץ המשפטי), באופן השואף להבטיח כי הוועדה תקבל החלטות מקצועיות, בהתאם לדיני המכרזים ותוך שמירה על מנהל תקין בעריכת המכרזים. לעומת זאת, בשלטון המקומי הרכב ועדת המכרזים נקבע על-ידי מועצת הרשות הבוחרת מבין חבריה ועדת מכרזים קבועה. משכך, הרכבה של ועדת המכרזים בשלטון המקומי הוא חברי מועצה בלבד שהם גורמים פוליטיים.

לפיכך, במסגרת התוכנית הכלכלית לשנת 2019 מקודם הליך חקיקה, על בסיס המלצות הצוות, הקובע כי הרכב ועדת המכרזים בשלטון המקומי ישונה, כך שהוא יכלול רק את הגורמים המקצועיים הרלוונטיים: מנכ"ל הרשות המקומית או נציגו; גזבר הרשות המקומית או נציגו; היועץ המשפטי של הרשות המקומית או עורך דין שמינה לנציגו. יצוין כי הרכב זה הוצע גם במסגרת הצעת חוק העיריות, התשס"ז-2007.

שיפור בהליכי בחינות ומכרזים לכוח אדם בשירות המדינה

בשנים האחרונות יש עלייה במספר המכרזים הפומביים למשרות בשירות המדינה ובהתאם - עלייה בשיעור המועמדים. כך, בשנת 2015 היו 2,748 מכרזים פומביים ובשנת 2016 מספר המכרזים נאמד ב-3,546, כלומר גידול של כ- 30%.

כיום קיים חשש כי תהליכי הגיוס והמיון בשירות המדינה אינם ממצים את פוטנציאל המועמדים לתפקיד בשירות המדינה. המיונים אורכים זמן רב, בין השאר משום שהתהליך נעשה באופן טורי, שלב אחר שלב, ובנוסף מתודולוגיית המיון הנהוגה בשירות המדינה מתבססת על ביצוע מבחנים על ידי מכוני המיון חיצוניים עם יכולת השפעה מועטה ביותר של המשרד המגייס במהלך שלבי המיון הראשונים.

על כן, משרד האוצר יחד עם נציבות שירות המדינה, נוקטים מספר צעדים, על מנת לשפר את הליכי הבחינות והמכרזים בשירות המדינה. ראשית, מוצע לקבוע כי זימון המועמד לשלב א' ייעשה כבר בשלב הגשת המועמדות, ובכך ייחסך זמן לביצוע השלב על ידי המועמדים. שנית, יבוצע פיילוט בכמה משרדי ממשלה ובו תהיה למשרד המגייס יכולת השפעה גבוהה יותר על אופי מבחני המיון שבהם ייבחנו המועמדים למשרה וכן השפעה גבוהה יותר על מיונם ובחירת המועמדים אשר יעברו לשלב הבא בהליך הגיוס.

תוכנית סיעוד לאומית

ההוצאה הלאומית לסיעוד עומדת כיום על כ-14 מיליארד ש"ח (מתוכם כ-9.3 מיליארד ש"ח הם הוצאה ציבורית), והיא צפויה להכפיל את עצמה בעשרים השנים הקרובות. מערכת הסיעוד בישראל אינה יעילה, והיא בעלת מורכבות

ועיוותים הדורשים התייחסות כוללת. הגידול הצפוי, לצד העיוותים, עשוי לגרום לבזבוז משאבים, לפגיעה ברמת השירותים ולפגיעה בשוק העבודה ובתוצר.

הבעיות העיקריות במערכת הסיעוד הן:

- **מערכת לא יעילה שאינה בת-קיימא** – יחס טיפול 1:1, המביא לשיעור גבוה של מטפלים ביחס לאוכלוסייה והסתמכות על עובדים זרים, חוסר בפתרונות מניעתיים ושיקומיים וחוסר שימוש במסגרות יעילות בעלות יחס מטפל מטופל נמוך.
- **ריבוי גופים וחוסר תיאום** – כיום יש מעל לעשרה גופים אשר מספקים שירותים לקשישים סיעודיים. איכות השירות לאזרח בקהילה ובמוסדות נפגעת בשל פיצול בין רשויות וחוסר אחידות הקריטריונים.
- **חוסר בתמריצים לשיקום** – התמריצים במערכת אינם מעודדים את הגופים המטפלים להעניק שיקום, שהוא יקר משמעותית מטיפול סיעודי בטווח הקצר, אך משתלם גם לקשיש ולמשפחתו וגם למדינה בטווח הארוך.
- **הקצאה לא יעילה של גמלת הסיעוד** – כמות השעות הניתנת לקשישים ברמות הנמוכות גבוהה בהשוואה בין-לאומית, אולם ברמות הגבוהות, כמות השעות הניתנת קטנה משמעותית מזו הנהוגה בעולם, כך שהיחס בין רמת התפקוד למספר השעות בישראל הוא הפוך מהנדרש. במקביל, שיעור הזכאים לביטוח הסיעוד הציבורי בישראל רחב (21% לעומת 12% ב-OECD), מאחר שסף הכניסה לקצבה נמוך.
- **בעיית נגישות (Affordability) ועומס על המטפל העיקרי** – לאוכלוסיות מסוימות קשה לעמוד בתשלומים עבור הטיפול הסיעודי בקהילה, המביא לעומס כלכלי על המטפל העיקרי ולהקטנת השתתפותו בשוק העבודה.

על מנת לתת מענה לבעיות שלעיל הוחלט על הצעדים האלה:

- **שינוי ברמות גמלת הסיעוד ומעבר חלקי לגמלה בכסף** – גמלת הסיעוד משולמת כיום בשלוש רמות שונות, על פי מידת התלות של הזכאי לגמלה. מידת תלות זו נקבעת באמצעות מבחן תפקודי, המבוצע על ידי מעריכים מקצועיים, והיא באה לידי ביטוי במספר הנקודות שמקבל הזכאי הנע כיום בין 2.5 ל-11 נקודות תלות. מבנה גמלת הסיעוד הנוכחי מביא לכך ששיעור כיסוי הצרכים הסיעודיים איננו מתחשב דיו באוכלוסיית הקשישים שמצבם הסיעודי מורכב יותר, זאת בשל הרזולוציה המוגבלת שניתן להשיג בחלוקה לשלוש רמות גמלה. מנגד, בדרגות הנמוכות יותר משולמת הגמלה בשיעור גבוה (ביחס למידת התלות).

  לנוכח האמור, יש לתקן את חוק הביטוח הלאומי באופן שיביא לחלוקה פרוגרסיבית יותר של הגמלה, על ידי יצירת שש רמות של גמלה, וכך להתאים טוב יותר את גובה הסיוע למידת התלות של הקשיש בזולת.

- **גמלה בכסף** – כיום מאפשר המוסד תשלום גמלה בכסף רק למי שמקבל טיפול סיעודי בכל שעות היממה,ממטפל מקצועי שאינו קרוב משפחתו של המבוטח הסיעודי. מוצע לאפשר לקשיש המקבל שירותי סיעוד בידי מטפל (שאינו קרוב משפחתו של המבוטח הסיעודי) רוב שעות היממה, שישה ימים בשבוע, וזאת ללא תלות ברמת הגמלה שהוא זכאי לה, לבחור לקבל את שווין הכספי של יחידות השירות על פי מנגנון המרת גמלה בכסף.

  בנוסף, על מנת לאפשר לקשיש הסיעודי אפשרות לנצל את הגמלה עבור צרכים נוספים מלבד שעות סיעוד, מוצע לשנות את ברירת המחדל ולשלם את גמלת הסיעוד מהרמה השנייה עד הרמה השישית, חלקה בכסף וחלקה ב"עין". תינתן לקשיש הסיעודי אפשרות הבחירה בין קבלת שווי כספי של עד ארבע יחידות שירות לבין

קבלתן כשעות סיעוד ב"עין". אם הקשיש לא בחר, ברירת המחדל תהיה מתן השווי הכספי של ארבע יחידות שירות ומתן יתרת יחידות השירות כשירות ב"עין".

- **הגדלת התמריצים לקופות עבור שיקום קשישים ומניעת הידרדרות** – יצירת מבחן תמיכה מבני ארוך טווח לקופות החולים אשר יבחן את רמת הצלחתה של הקופה למנוע הידרדרות במצבם של מבוטחיה. במבחן תימדד הצלחתה של הקופה במניעת הידרדרות תפקודית ובריאותית, כפי שבאה לידי ביטוי במבחני התפקוד של המוסד לביטוח לאומי וצמצום מספר הקשישים שמצבם מחמיר ומחייב מעבר מהקהילה לאשפוז סיעודי. מבחן התמיכה ייבנה ויפורסם על ידי משרד הבריאות והמוסד לביטוח לאומי, וכן יימדדו צעדים אקטיביים שביצעה הקופה בשיקום ובמניעת הידרדרות לסיעוד.
- **פישוט הביורוקרטיה** – הטיפול באזרחים הסיעודיים בישראל ניתן על ידי מספר רב של גופים שונים ללא העברת מידע ותיאום מספקים. ריבוי הגופים מייצר ביורוקרטיה עודפת וחוסר בהירות עבור האזרח, אשר נדרש למלא טפסים שונים עבור כל גוף ולעמוד במספר מבחני הכנסה וקריטריונים שונים לזכאות בכל אחד מהגופים.
- על מנת להפחית את הנטל הביורוקרטי המוטל על אוכלוסיית הקשישים הסיעודיים מוצע להקים צוות בין-משרדי שיכלול נציגים של משרד הבריאות, הרווחה, האוצר והמוסד לביטוח לאומי שיגבש תוכנית להפחתת הביורוקרטיה ולהקלת הנטל מעל אוכלוסיית הקשישים הסיעודיים.

כחלק מתוכנית זו מוצע לייצר טופס אחיד הכולל את כל השדות והמידע הדרוש, אשר ישמש את כלל הגופים במטרה לקבוע את זכאותם של האזרחים לזכויות השונות.

- **מתאם טיפול** – במטרה לשפר את המענה הניתן לקשישים הסיעודיים, מוצע ליצור תפקיד חדש של מתאם טיפול שישמש, בין היתר, גורם מקשר בין הגופים השונים הנותנים שירות בתחום הסיעוד לבין הקשיש הסיעודי, ובכלל זה יסייע במימוש זכויותיו.
- **שיפור איכות הטיפול** – במטרה לשפר את איכות הטיפול הניתן בבית הקשיש הסיעודי על ידי נותני השירותים בתחום הסיעוד מוצע להקצות משאבים שייעודם יהיה כדלקמן:
  - יצירת תמריצים כלכליים לנותני שירותים שיספקו טיפול באיכות גבוהה. איכות הטיפול תימדד אחת לתקופה על ידי, שאלונים ובקרות, ותפורסם לציבור.
  - העברת האחריות להכשרת המטפלות הסיעודיות לאחריות המדינה ומתן הכשרה לכלל המטפלות הסיעודיות דרך תוכנית הכשרה שתפוקח על ידי משרד הכלכלה.
  - הגדלת יכולת הפיקוח על נותני השירותים בדבר תשלום שכר כנדרש במכרז למטפלות הסיעודיות.
  - הגדלת השכר המשולם למטפלות הסיעודיות דרך תשלום על שעות ההכשרה וזמן המעבר.
- **ביטול השתתפויות בקוד הסיעודי** – ביטול הדרגתי של ההשתתפויות העצמיות של בני משפחת הקשיש בקוד הסיעודי המסופק ע"י משרד הבריאות.
- **טיפולי שיניים לקשישים** – תוספת של כ-200 מיליון ש"ח להכנסת טיפולי שיניים לסל הבריאות לקשישים. עבור התוכנית הוקצו בשנת 2019 סך של 920 מיליון ש"ח ובהבשלה מלאה הוקצה סכום של 1.76 מיליארד ש"ח.

תוספת ותק לקשישים

חוק הביטוח הלאומי קובע כי מי שהיה מבוטח יותר מעשר שנים לפני המועד שבו התחיל לקבל קצבת זקנה, זכאי לתוספת ותק לקצבה בשיעור של 2% מגובהה בעד כל שנת ביטוח. תוספת הוותק המקסימלית עומדת על 50% מהקצבה הבסיסית. בתוכנית הכלכלית לשנת 2018-2017 ובמטרה לשפר את מצבם הכלכלי של קשישים בישראל, הוחלט כי תוספת הוותק תתחיל להיספר החל מהשנה הראשונה שבגינה שולמו דמי ביטוח. השינוי נכנס באופן הדרגתי בארבע פעימות, כך שבשנת 2020 השינוי יגיע להבשלה מלאה ותוספת הוותק תשולם החל מהשנה הראשונה.

במטרה לקצר את משך כניסת השינוי, הוחלט להקדים בשנה את הפעימות באופן הזה:

בשנת 2018 תשולם תוספת הוותק לעובד שהיה מבוטח יותר מארבע שנים.

בשנת 2019 תשולם תוספת הוותק החל משנת הביטוח הראשונה.

עלות הקדמת תוספת הוותק לשנה הראשונה עומדת על כמיליארד ש"ח בהבשלה מלאה. בהתאם, יגדיל אוצר המדינה את הקצבותיו למוסד לביטוח לאומי בסכום הזהה לעלות הגידול בקצבה בכל שנה.

הגדלת ההכנסה הפנויה של הורים עובדים באמצעות הרחבת מענק עבודה

החל מתחילת העשור הקודם, קודמה מדיניות ממשלתית רחבת היקף הממוקדת בהגדלת כדאיות היציאה לעבודה ובצמצום מלכודת העוני במקביל לפריסתם של כלים אקטיביים לעידוד תעסוקה כגון מענק עבודה. המענק משמש סיוע להורים עובדים המשתכרים ברמות השכר הנמוכות במשק, תוך יצירת תמריצים חיוביים ותנאים כלכליים להשתלבות מלאה בשוק התעסוקה ככלי מרכזי להגדלת רמת ההכנה של משק בית ולאפשר רמת חיים גבוהה יותר והקטנת העוני.

כיום, הורה עובד זכאי למענק עבודה מכוח החוק להגדלת ההשתתפות בשיעור העבודה, אם הוא משתכר שכר בסך של כ-2,070 ש"ח עד לסך של כ-6,767 ש"ח, למעט הורה יחידני הזכאי למענק גם ברמות שכר גבוהות יותר. משכך, גובה המענק המקסימלי לאב לשני ילדים או פחות עומד על 330 ש"ח ולאב לשלושה ילדים או יותר עומד על 480 ש"ח, ואילו גובה המענק המקסימלי לאם עומד על שיעור של 50% נוספים.

במסגרת הצעת התקציב לשנת 2019, הממשלה החליטה על הרחבת מענק העבודה, כך שסכום המענק לאב עובד ישווה לסכום המענק לאם עובדת, יוגדל טווח ההכנסה המזכה במענק מלא עד לסכום 5,000 ש"ח, והמענק יוגדל ב-30% במצב שבו שני בני הזוג עובדים, במטרה לסייע למשפחות הנמצאות בתעסוקה מלאה. הרחבת מענק העבודה כאמור הוא צעד משלים להגדלת נקודות הזיכוי להורים לילדים קטנים הממוקמים בעשירונים הנמוכים שאינם מגיעים לסף המס ולא נהנים מנקודות הזיכוי.

הצעדים שלעיל עתידים לסייע לאוכלוסייה העובדת ברמות השכר הנמוכות במשק ולסייע להן לצאת ממצב של עוני. בהסתכלות רחבה, השינוי עתיד להקטין את תחולת העוני בקרב משקי בית וכן להקטין את מדד האי-השוויון במשק.

עידוד תעסוקה בקרב משפחות שבראשן הורה עצמאי

בשנת 2013 הגיע מספר המשפחות שבראשן הורה עצמאי (להלן – חד-הוריות) בישראל ל-137 אלף, שהם 12.4% מסך המשפחות בעלות ילדים בארץ. במשפחה חד-הורית יכולת ההשתכרות מוגבלת למפרנס אחד, ולכן רמת ההכנסה נמוכה יותר מזו של משפחה שבה שני הורים עובדים. זאת ועוד, בראש מרבית המשפחות החד-הוריות עומדת אישה, לכן פרנסת המשפחה נמצאת בנחיתות גדולה אף יותר, שכן מתווספת השפעת הפער בשכרן של נשים בכלל, הנמוך בממוצע מזה של הגברים.

שיעורי התעסוקה בקרב המשפחות החד-הוריות ככלל, גבוהים משיעורי התעסוקה באוכלוסייה. נכון לשנת 2011 שיעורים אלו עמדו על 80% בקרב החד-הוריות לעומת 61% בקרב הנשים הנשואות. שיעור העוני בקרב משפחות חד-הוריות גבוה משיעורו בכלל האוכלוסייה ועומד, נכון ל-2016, על 26.1% לעומת 18.6% בכלל האוכלוסייה. מתוך אוכלוסיית המשפחות החד-הוריות, יש קבוצה של כ-16 אלף נשים הזכאיות לקצבת מזונות מהמוסד לביטוח לאומי מתוקף חוק המזונות (הבטחת תשלום), תשל"ב-1972. שיעור התעסוקה בקרב קבוצה זו נמוך משמעותית משיעור התעסוקה בקרב כלל הנשים ועומד נכון לשנת 2016 על 44% בלבד. מתוך כ-180,800 משפחות עם ילדים המוכרות במשרד העבודה, הרווחה והשירותים החברתיים (להלן – משרד הרווחה), ומטופלות באמצעות המחלקות לשירותים חברתיים ברשויות המקומיות, יש כ-60,000 משפחות שבראשן הורה עצמאי, והן 33% מכלל המשפחות.

מוצע לקבוע הקצאת תקציב על סך 15 מיליון ש"ח אשר ישמש לתוכניות לעידוד תעסוקה עבור אוכלוסיית ההורים העצמאיים. תוכניות אלו אפשר שיכללו בין השאר מבחני תמיכה לעמותות וגופים הפועלים למען אוכלוסיית המשפחות החד-הוריות, לרבות שימוש באג"ח חברתי והקלות בקריטריונים בקורסים להכשרה מקצועית במשרד הכלכלה והתעשייה.

עובדים סוציאלים במחלקות לשירותים חברתיים מתבקשים לסייע להורים עצמאיים המתמודדים עם מגוון סוגיות, כמו הקשר ביניהם לבין ילדיהם וגידולם ללא בן/בת זוג, התמודדות עם קשיים כלכליים וחסמים לשילוב בתעסוקה, בדידות, תחושת אובדן והדרה (במיוחד בקהילות מסורתיות), התמודדות של ילדי גירושין עם מציאותם, הקשר בין הילדים להורה הלא משמורן ועוד.

מוצע להרחיב את מגוון המענים הניתנים על ידי משרד הרווחה עבור אוכלוסייה זו על ידי מענים שאפשר שיכללו, בין השאר הפעלת קבוצות טיפוליות ייעודיות, אירועי "שיא", אירועים קהילתיים והפעלת מפגשי העשרה או סדנאות בנושאים, כגון: התמודדות עם ילדים בגילים שונים, התמודדות עם קונפליקטים בין בני זוג גרושים, ניהול תקציב משפחתי, הסדרי ראייה עם ההורה האחר, אחזקה ותיקונים לבית, תעסוקה ומיצוי זכויות.

בנוסף, במסגרת שיפור המענים לאוכלוסייה המדוברת, תיבחן אפשרות לשינוי קריטריונים בתוכניות לסיוע להורים יחידים במשרד הכלכלה והתעשייה. תוכנית זו כוללת מימון החזקת ילד עד גיל 3 במעונות יום ובמשפחתונים המוכרים על ידי משרד הרווחה להורים יחידים מגבירי עבודה או לומדים אשר היו זכאים לקצבאות הבטחת הכנסה או מזונות.

נושא ג – שיפור הפריון ומנועי הצמיחה

מערך הרגולציה ברשות הכבאות וההצלה

רשות הכבאות וההצלה קובעת דרישות בטיחות אש במאות אלפי נכסים במדינת ישראל. דרישות הבטיחות מתמקדות בתחומים עיקריים אלה: עסקים טעוני רישוי, נכסים שאינם טעוני רישוי (בתי ספר, בתי חולים, תחנות משטרה, משרדי ממשלה, בסיסי צה"ל וכדומה) ובנייני מגורים.

דרישות הכבאות נקבעות תוך התמקדות בשיקול אחד שהוא מניעת דליקות ומתן משקל מועט לשיקולים נוספים – חברתיים וכלכליים ותוך יצירת עלות משמעותית למשק בגין החובה לעמוד בדרישות.

לצורך איזון בשיקולים בעת קביעת הדרישות, מוצע להקים ועדה לבטיחות באש שתייעץ לנציב הכבאות ולשר לביטחון הפנים בבואם לקבוע דרישות למניעת דליקות. הוועדה תייצר איזון בין שיקולי מניעת דליקות לבין שיקולים חברתיים, שיקולים כלכליים ושיקולים נוספים.

ניהול ביקושים במערכת המשפט

המטרה בניהול ביקושים במערכת המשפט היא להבטיח שמערכת המשפט נגישה יותר עבור אלו הזקוקים לשירותיה ושהנושאים שבהם היא דנה הולמים את היכולות והערכים המוספים הייחודיים שלה. ניהול ביקושים מונע מהתפיסה שלפיה חלק מסכסוכים הנידונים כיום במערכת בתי המשפט יכולים להיות מיושבים במנגנונים אלטרנטיביים ליישוב סכסוכים (בוררות, גישור וערכאות מנהליות). יישוב סכסוכים במסגרת מערכת בתי המשפט, כרוך בעלויות גבוהות הן לצדדים לתיק והן למדינה. הסטת ביקושים מהמערכת צפויה להוביל להקצאת משאבים יעילה יותר, שכן המשאבים המופנים כיום לסכסוכים, אשר אינם זקוקים להכרעת המערכת, יופנו לסכסוכים הזקוקים להכרעתה, וכתוצאה מכך ההכרעה בסכסוכים אלו תהיה מהירה יותר.

מדד ה-Doing Business (להלן – המדד) בודק את קלות עשיית העסקים מבחינה רגולטורית ב-190 מדינות ברחבי העולם, על פי 11 פרמטרים, אשר אחד מהם הוא פרמטר של אכיפת חוזים. פרמטר זה נמדד באמצעות שלושה רכיבים: עלות, זמן (ימים) ומדד איכות ויעילות ההליכים המשפטיים. רכיב הזמן מתחלק לשלושה חלקים, ולהלן הממצאים של ישראל ברכיב זה: רישום והגשת תביעה – 15 יום; הליך משפטי וקבלת פסק דין – 600 יום; אכיפת חוזה – 360 יום. בפרמטר אכיפת החוזים ישראל ממוקמת במקום ה-92 מתוך 190 אחרי מדינות כמו קניה, מונגוליה ודרום סודן. ניהול הסטת ביקושים למנגנונים אלטרנטיביים ליישוב סכסוכים צפוי לקצר את הזמן הדרוש להכרעה בסכסוכים הזקוקים להכרעת המערכת, ובכך לשפר את מיקומה של ישראל במדד ולהקל על אופן עשיית העסקים בישראל.

בהתאם לאמור לעיל, מוצע להרחיב את היקף התיקים המופנים לפגישה עם מגשר, טרם הדיון הראשון בבית המשפט (פגישת מהו"ת) ולבחון את האכסניה המשפטית המתאימה לתיקי תעבורה קלים (ברירת קנס), תיקי שיבוב בקשר לנזקי רכוש בענף הרכב וביצוע של הליכים מקדמיים ייחודיים לסוג התיק טרם הגשת התביעה.

טיוב הליך רישוי עסקים

בישראל כ-150 אלף עסקים טעוני רישיון עסק המסווגים לפי 200 סוגי עיסוק שונים (להלן – פריטי הרישוי). קיימת שונות רבה בין פריטי הרישוי מבחינת רמת המורכבות, החל מדוכן מכירות קטן וכלה במפעל תעשייתי גדול.

חרף השונות האמורה, הרי שתהליכי הרישוי ברוב המקרים, זהה לכל פריטי הרישוי. מפאת מורכבות הליך רישוי, בעלי עסקים רבים, ובכלל זאת עסקים קטנים ופשוטים, מתקשים לקבל רישיון עסק. התוצאה היא שעסקים רבים נסגרים או אינם נפתחים מלכתחילה או פועלים ללא רישיון.

לנוכח האמור, התעורר הצורך ליצור אבחנה בין סוגי עסקים ברמות שונות של סיכון ומורכבות, ולאפיין עבור כל סוג עסקי, תהליך רישוי מותאם, במידת האפשר, בהיבטים של משך הזמן לפתיחת עסק, תוקף הרישיון, תהליך החידוש ועוד. דיפרנציאליות זו תקל על בעלי עסקים ברמה הנמוכה והבינונית, תשפר את יכולתם לקבל רישיון עסק בהליך קצר ותעודד פיתוח של עסקים קטנים ובינוניים התורמים לצמיחה במשק.

כחלק מההליך האמור הוחלט כי מרבית העסקים טעוני הרישוי יעברו למסלולי רישוי על יסוד תצהיר, להבדיל מהמסלולים הקיימים אשר דורשים אישור פרטני של משרדי הממשלה השונים. השינוי יפחית באופן משמעותי את הנטל הרגולטורי החל על אותם עסקים במועד פתיחתם וחידוש רישיונם.

כלים רגולטוריים להגדלת היצע הדיור ולהתייעלות בתכנון ובפיתוח

עירוב שימושים וניצול יעיל של הקרקע

על פי נתוני הלמ"ס והערכות ה-OECD, בשנת 2050 מדינת ישראל צפויה להפוך למדינה הצפופה בעולם המערבי. על מנת שניתן יהיה להתמודד עם הערכות אלו מבחינת היצע הדיור, יש לאפשר ניצול יעיל יותר של הקרקע באמצעות שילוב שימושים שונים באותו המתחם, כגון מבני ציבור, תעסוקה ומבני מגורים. ההפרדה הקיימת בין אזורי מגורים לאזורי תעסוקה ומוסדות הציבור, יוצרת קשיים בקידום בנייה רוויה באזורים דלים בקרקע ובעיקר בפרויקטים של התחדשות עירונית, המהווים שיעור ניכר בהיקפי תכנון בנייה עתידיים למגורים. על כן מוצע כלהלן:

- **הפרשת קומה מבונה לצורכי ציבור** – התיקון מבקש להוסיף הסדר למקרים שבהם נקבע ייעוד ציבורי כחלק ממבנה. מוצע לקבוע כי ועדת התכנון המקומית תהיה מוסמכת לקבוע בתוכנית כי חלק מהמבנה יהיה מיועד לצורכי ציבור ויירשם על שם הרשות המקומית ללא תמורה, בכפוף לכך שהתוכנית יוצרת השבחה גם לאחר העברת חלק מהמבנה לרשות המקומית.
- **עירוב שימושים**: התיקון מבקש לאפשר לוועדה מקומית מוסמכת לבצע עירוב שימושים במתחמי תעסוקה ולהוסיף במתחמים אלו שימושים למעונות יום, לדיור להשכרה, למעונות סטודנטים, לדיור מוגן ולצורכי ציבור. שילובם של שימושים אלו באותו שטח המיועד לתעסוקה יביא לניצול יעיל של השטח וליצירת מרחב עירוני פעיל בכל שעות היום, הכולל שימושים נרחבים התומכים זה בזה באותו המתחם.
- **ייעול הליך הוצאת היתרי הבניה**

כיום הליך קבלת היתר הבנייה בישראל ארוך מהממוצע במדינות ה-OECD (209 ימים לעומת 120 ימים בממוצע בהתאמה) ומורכב משלבים רבים יותר. על כן מוצע כלהלן:

- **היתרים לתשתיות** – תכנון מפורט לתשתיות לאומיות מתבצע הן בוועדה לתשתיות לאומיות והן במועצה הארצית לתכנון ובנייה. מוצע להשוות תוכנית בסמכות ארצית הכוללת הוראות ברמה מפורטת (להלן – תמ"א מפורטת) לתוכנית לתשתיות לאומיות, בכל הנוגע לסמכות בדבר הוצאת היתרים, ולקבוע שגם בתמ"א מפורטת או בתשתיות לאומיות שהן חלק מתוכנית שתוכננה בוותמ"ל, תינתן אפשרות להגיש בקשה להיתר מכוחה לרשות הרישוי של הוועדה לתשתיות לאומיות.

- **לאפשר לוועדה המחוזית להוציא היתר בנייה לאחר ערר** – סעיף 152 לחוק התכנון והבנייה קובע כי ועדת ערר רשאית לקבוע כי ההיתר המבוקש יינתן על-ידה. אולם, לוועדות הערר אין למעשה יכולת וכוח האדם לתת היתרי בנייה. לפיכך, על מנת למנוע מצב שבו ההיתר לא ניתן, על אף החלטת ועדת הערר, מוצע לקבוע כי במקרים שבהם ועדת הערר להיתרים קיבלה את הערר, מגיש התוכנית יהיה רשאי לפנות גם לרשות הרישוי המחוזית לשם הוצאת היתר הבנייה.

קידום עבודות פיתוח בתוכניות למגורים

בהתאם לחוק רשות מקרקעי ישראל, רשות מקרקעי ישראל אמונה, בין היתר, על ניהול מקרקעי ישראל ובכלל זה על שיווק מקרקעין לבניית יחידות דיור למגורים. שיווק מקרקעין כאמור, מותנה במציאת פתרונות לביצוע עבודות הפיתוח בתחומי המקרקעין המשווקים. ללא הבטחת ביצוע עבודות הפיתוח בתוך פרקי זמן סבירים, נוצר עיכוב ממשי בשיווק מגרשים ליזמים, אשר עומד בניגוד למדיניות הממשלה בדבר הגדלת היצע הדיור בישראל.

הסמכות לביצוע עבודות הפיתוח האמורות מסורה לרשויות המקומיות, ולשם כך הוקנתה להם הסמכות לחוקק חוקי עזר עירוניים שיאפשרו, בין היתר, גביית היטלי פיתוח למימון ביצוע עבודות הפיתוח.

בשל העובדה שלעיתים עבודות פיתוח מעוכבות ואף אינן מבוצעות כלל, באופן שמוביל לעיכוב ממשי בשיווק יחידות דיור למגורים, מוצע שרשות מקרקעי ישראל ומשרד הבינוי והשיכון יהיו רשאים לבצע עבודות פיתוח לצורך מימוש תוכנית מפורטת, שמכוחה ניתן להוציא היתרי בנייה, במקום הרשות המקומית. תנאי לביצוע העבודות כאמור הוא שנשלחה לרשות המקומית הודעה בדבר הכוונה לשווק את המקרקעין שבתחום התוכנית. והרשות המקומית לא השיבה להודעה תוך חודשיים או השיבה שאין בכוונתה לבצע את העבודות בתוך פרק הזמן שנכתב בהודעה. ההודעה תכלול את מפרט העבודות שבכוונת הגוף המוסמך לבצע וכן את התקופה הנדרשת לביצוע העבודות.

הסרת חסמים לפריסת תשתיות תקשורת מתקדמות

- **מתן פטור מהיתר בהקמת תשתית תקשורת על גבי תשתית חשמל עילית קיימת** – מגזר תשתיות התקשורת הנייחות מאופיין בחסמי כניסה מבניים בעקבות דרישה להשקעות בסדרי גודל משמעותיים, זמן החזר השקעה ארוך וכן הצורך בקבלת היתרים מגופי תכנון ורגולציה שונים. בשל כך המגזר מאופיין במונופול המחזיק בנתח שוק של כ-70%. היעדר התחרות בתחום פוגע בתמריץ של המונופול לשדרג את תשתיות התקשורת הנייחות. בנוסף, מחקרים של הבנק העולמי מראים כי פריסת תשתיות תקשורת מתקדמות רחבות פס מביאה לגידול בתמ"ג, לגידול בפריון ולעלייה במדדים סוציו-אקונומיים נוספים עבור כלל המשק. בשנת 2010 ביקשה הממשלה להרחיב את התחרות על ידי הקמת מיזם להנחת רשת תקשורת על גבי תשתיות החשמל. תשתיות התקשורת מונחות על גבי רשת חשמל עילית קיימת, ולכן היא אינה בעלת השלכות מהותיות מבחינה הנדסית, סביבתית וחזותית. העבודות מבוצעות על ידי עובדי חברת החשמל ואין להן כל השפעה על חוזקה או מהימנותה של רשת החשמל. לכן, מוצע לקבוע כי הנחת רשת תקשורת (סיבים אופטיים) על גבי רשת חשמל קיימת, לרבות התקנת תיבות חיבורים וארונות תקשורת, תהיה פטורה מקבלת היתר בנייה והרשאה מהוועדה המקומית וממהנדס הוועדה המקומית בהתאמה.
- **מתן פטור מהיתר במסגרת פרויקט הגירת תדרים** – שוק הסלולר מאופיין בגידול תכוף ומשמעותי של כ-70% בשנה בהיקף ובסוגי השימושים שצרכנים מבקשים לעשות באמצעות הרשת הסלולרית, לרבות הפצת תכנים, ערים חכמות, תחבורה חכמה ושירותי בריאות. רוחב הפס הממוצע הניתן על ידי מפעיל סלולרי בישראל

נמוך בהשוואה עולמית, ומגביל את יכולה של רשת הסלולר להציע ללקוחותיה קצב גלישה גבוה ושירותים מתקדמים. על מנת להקצות תחומי תדר נוספים לשירותי סלולר, חברות הסלולר נדרשות לפנות תחומי תדר שהוקצו להן בעבר. החלפת תחומי תדר היא פרויקט הנדסי מורכב, המחייב החלפה של אנטנות וציוד נלווה, וחיזוק והחלפת תרנים באלפי אתרי סלולר ברחבי הארץ. במצב התכנוני הקיים, פעולות אלו מחייבות קבלת היתר בנייה חדש בטרם תבוצע ההחלפה. יובהר כי במסגרת הפרויקט לא יוקמו אתרי סלולר חדשים. החלפת התדרים אף נדרשת על מנת לעמוד בייעוד התדרים באזורנו בהתאם לאיגוד הטלקומוניקציה העולמית (ITU). בשל מספר האתרים הרב, הצורך בקבלת היתר בנייה עבור כל החלפת אנטנה, לא יאפשר השלמת הפרויקט בלוחות הזמנים הרלוונטיים לייעול השימוש בתחומי התדרים המפונים, ואספקת שירותי תקשורת מתקדמים. לכן, מוצע לקבוע כי יינתן פטור מהיתר בנייה לפרויקט בכפוף לעמידה בתנאים האלה: העבודה תתבצע על ידי גורם שקיבל הוראה ממשרד התקשורת להגירת תדרים; לאחר החלפת האנטנה לא תהיה עלייה בטווחי הבטיחות שאושרו למתקן הקיים; גובה התורן ושטח המתקן לא יגדלו, למעט הרכיבים שנוספו לצורך חיזוק המתקן.

מדיניות הממשלה בנושא העסקת עובדים לא ישראלים

במצב הנוכחי מתאפשרת העסקת מומחים זרים בישראל בענף ההיי-טק לתקופה של עד 90 ימים באמצעות הנוהל המקוצר של רשות האוכלוסין וההגירה. בנוסף, מתאפשרת העסקת עובדים זרים בעלי ידע בטכנולוגיה או במיכון ייחודיים שאינם קיימים בישראל בפרויקטים ממשלתיים. החברה שמבקשת להעסיקם נדרשת לפנות לוועדה בין-משרדית שדנה בכל מקרה לגופו ובוחנת את אופי העבודה ואת נחיצות העובדים לביצועה, ובהתאם להמלצתה נותנים השרים את אישורם, כנדרש לפי החלטות הממשלה המסדירות את הנושא. במקרים רבים מדובר בביורוקרטיה הארוכת זמן רב ומעכבת את ביצועם של פרויקטים שונים, ממשלתיים בעיקרם.

במסגרת התוכנית הכלכלית לשנת 2019, הממשלה החליטה להקל על העסקתם של מומחים זרים בענף ההיי-טק על ידי קביעה כי גם הבאת מומחים זרים לתקופה של עד שנה, תיעשה לפי הנוהל המקוצר, בשינויים המחויבים, וכי רישיון השהייה והעבודה של עובדים כאמור יוארך באופן מהיר מדי שנה, זאת עד לתקופה של 63 חודשים. בנוסף, הממשלה החליטה על ייעול המנגנון למתן היתרי העסקה לעובדים ייחודיים בעלי ידע בטכנולוגיה או במיכון בפרויקטים ממשלתיים ותקבע מגבלות שיעוגנו בחלקן במסמכי המכרז, ויבטיחו את העסקת העובדים הזרים רק כאשר הדבר הכרחי לביצוע הפרויקט, באופן שיקנה ודאות למציעים הפוטנציאליים בטרם הגשת הצעתם במכרז, כאשר הדבר מתאפשר.

הצעדים שלעיל ייקלו את הביורוקרטיה להבאת עובדים זרים במקרים שבהם הדבר אינו פוגע בתעסוקה של עובדים ישראלים, ובכך יאפשרו לתעשיית ההיי-טק ולפרויקטים ממשלתיים לפעול באופן מהיר ויעיל יותר.

ייעול עבודת הממשלה בתחום העתיקות

רשות העתיקות היא הממונה על פי דין על אכיפת חוק העתיקות, ועוסקת בחשיפה ובחפירה של אתרים, בשימורם, פיתוחם ושחזורם, וכן בפיקוח על חפירות ארכיאולוגיות, מניעת עבירות לפי חוק העתיקות ועריכת מחקרים ארכיאולוגיים. בשנים האחרונות מקודמים מספר פרויקטי תשתית לאומיים הגובלים או עוברים דרך אתרי עתיקות, כגון דרך מספר 16 – כניסה נוספת לירושלים, דרך מספר 38 בסביבת בית שמש, מחלף משמר הגבול בסביבת היישוב חריש וכן פרויקטי בינוי אחרים. ריבוי פעילויות הפיתוח הדורשות עבודות ארכיאולוגיות, לעומת אי-הבהירות לגבי דרך ההתקשרות עם רשות העתיקות או עם גופים עסקיים העוסקים בתחום, יוצרים

עיכובים בלוחות הזמנים, כמו גם חוסר ודאות לגבי עלויות הפרויקטים. כפועל יוצא חלות התייקרויות במחירי יחידות הדיור, זאת בנוסף לעיכובים בשיווקם.

בתוכנית הכלכלית נקבעה מסגרת זמן להסדרת דרכי ההתקשרות וחלוקת העבודות בין גופי הביצוע השונים, באמצעות הסכם מסגרת בין הממשלה והרשות. כמו כן נקבע כי ייבחנו דרכים נוספות לשיפור עבודת הממשלה בממשק שבין תחום העתיקות ועבודות פיתוח.

קידום ביצוע מסילה רכבת רביעית באיילון

בפרוזדור איילון יש כיום שלוש מסילות רכבת כבדה פעילות, המאפשרות תנועה של 14 רכבות בשעה לכל כיוון ומשרתות כ-75% מנוסעי רכבת ישראל. לצד הרכבות שיעדן הוא תל אביב, הציר משרת את כלל תנועת הרכבות הארצית מצפון לדרום ובכיוון ההפוך, וכן את הרכבות למודיעין ובעתיד לירושלים. כיום מנוצל היצע המסילות עד תום, וכל תוספת רכבת לפרוזדור איילון דורשת לרוב הפחתת שירות מיעד אחר. בשל הגידול הצפוי במספר הנוסעים (10.6% בשנה בממוצע בחמש השנים האחרונות) נדרש לפתור בהקדם את מצוקת הקיבולת בפרוזדור איילון. סוגיה זו הפכה אקוטית עוד יותר בעקבות המעבר הצפוי של בסיסי צה"ל דרומה, אשר צפוי להגדיל את הביקוש לנסיעות בפרוזדור איילון מהמרכז לדרום.

תוכנית תשתיות לאומית 33 מפרטת את התנאים לשדרוג והוספת מסילות רכבת למסילת החוף בקטע שבין תחנת תל אביב מרכז (סבידור) בואכה פרוזדור איילון לאורך כביש 1 ועד לחיבורה למסילת לוד (המסילה המזרחית הקיימת). בשל העובדה שתוספת מסילות בתוואי איילון מקטינה את כושר ההולכה של נחל איילון, התוכנית כוללת גם פתרונות ניקוז לעודף הנגר העילי של נחל איילון, שהם תנאי הכרחי להקמת מסילות נוספות בפרוזדור איילון.

פתרון הניקוז כולל, בין השאר, גם שטחי הצפה הנמצאים בשטחו של בית הספר מקווה ישראל ששטחיו מוגנים בחוק ייעודי – חוק בית הספר החקלאי מקוה ישראל – התשל"ו 1976 (להלן – החוק). על פי החוק, המקרקעין של ביה"ס מקווה ישראל מיועדים "לשימוש בית הספר ואין לשנות את ייעודם זה אלא לפי יזמת שר ובאישור שרי החינוך והתרבות, החקלאות והפנים, ועדה משותפת של ועדת החינוך והתרבות וועדת הפנים ואיכות הסביבה של הכנסת". מנגנון זה, הייחודי לבית הספר החקלאי מקווה ישראל, מקשה על יכולתה של המדינה לקדם את פיתוח הקמת המסילה הרביעית בפרוזדור איילון, וצפוי לכל הפחות להביא לעיכוב משמעותי בקידום הפרויקט.

מוצע לתקן את החוק, כך שההגבלה הקיימת לעניין שינוי ייעוד הקרקע לא תחול לגבי מקרים שבהם שונה ייעוד הקרקע לתוכנית דרך במסגרת תוכנית מתאר ארצית. תיקון חוק זה יאפשר את שינוי ייעודי הקרקע הנדרשים להשלמת תכנון המסילה הרביעית וביצוע הפרויקט בלוחות זמנים מיטביים, תוך איזון בין שמירת האינטרסים המקומיים של מקווה ישראל.

הקמת רשויות תחבורה מטרופוליניות במטרופולין ירושלים ובמטרופולין באר שבע

בשונה מהמקובל במדינות מפותחות בעולם, התחבורה הציבורית בישראל מנוהלת ומתוכננת על ידי השלטון המרכזי, בעוד השלטון המקומי שותף לכך באופן מינורי בלבד. כך למשל, משרד התחבורה והבטיחות בדרכים אחראי לניהול הפעלת התחבורה הציבורית בכלל אמצעי התחבורה הציבורית – אוטובוסים, רכבת כבדה, רכבות קלות ומוניות שירות, הן בהיבטי התכנון והרישוי, הן בהיבטי רמת השירות, לרבות היקפי ומסלולי נסיעה, והן בהיבט של פיקוח על המפעילים. בנוסף, המשרד הוא שאחראי לתכנון ולהקמה של כלל תשתיות התחבורה הציבורית,

החל מתכנון קווי אוטובוס ורכבות קלות עד להקמת סככות להמתנת נוסעים וסלילת שבילי אופניים. מודל ריכוזי זה גורם לחוסר יעילות המתבטא בעלויות תקציביות עודפות, בתכנון שלעיתים קרובות אינו אופטימלי, בעיכוב בביצוע פרויקטים ובהפעלה לא מיטבית של משאבי התחבורה הציבורית הניתנים לציבור בישראל.

במסגרת התוכנית הכלכלית לשנת 2019, מוצע כי יועברו סמכויות ממשרד התחבורה וכן מעט סמכויות מהרשויות המקומיות לרשויות תחבורה מטרופוליניות, אשר תוקמנה כרובד ביניים בין השלטון המרכזי למקומי, זאת במטרה לאפשר תכנון וניהול אופטימלי של משאבי ואמצעי התחבורה הציבורית. מהלך זה יאפשר את ניצול יתרונה היחסי של הרשות המטרופולינית בהיכרות עם השטח ועם צרכיו המשתנים לשם ניהול התחבורה הציבורית במטרופולין, תוך הפחתת העומס המוטל על משרד התחבורה מצד אחד ושמירת סמכותו להתוות את מדיניות התחבורה הציבורית מצד אחר. בנוסף, ייקבעו מנגנונים אשר יאפשרו שמירה על מכלול האינטרסים התחבורתיים מטרופולין, לרבות אלה של רשויות מקומיות פריפריאליות. לאחר השלמתו, מהלך זה יתאים את ניהול התחבורה הציבורית בישראל למודל המקובל בקרב מרבית המדינות המפותחות.

גילום עלויות סביבתיות במיסוי דלקים

שימוש בדלקים מזהמים בתעשייה, בתחבורה ובייצור חשמל גורם להשפעות חיצוניות שליליות על האוכלוסייה כולה. מטרת המיסוי המוטל על דלקים – תוצרי זיקוק מקומי או מיובאים – היא לשקף עלויות אלו. להלן עיקרי השינויים המוצעים במסגרת התוכנית הכלכלית לשנת 2019 בתחום זה:

- **מיסוי פחם** – כ-31% מייצור החשמל בישראל מבוצע באמצעות שריפת פחם. ועדת מיסוי ירוק 3, אשר פרסמה את מסקנותיה במרץ 2016, קבעה ששיעור הבלו המשקף את מלוא ההשפעות החיצוניות משריפת פחם עומד על 216 ש"ח. למרות זאת, שיעור הבלו על פחם עומד כיום על 46 ש"ח בלבד. מוצע לתקן את הצווים הרלוונטיים, כך שהבלו על פחם יועלה לשיעור של 102 ש"ח, בצעד שיביא ליישום חלקי של דוח ועדת מיסוי ירוק 3 ולגילום העלויות הסביבתיות בשימוש בפחם, ויאזן את עליית המחיר לצרכני החשמל.
- **מיסוי פטקוק** – הפטקוק הוא חומר הגלם העיקרי המשמש לייצור מלט. כיום הפטקוק ממוסה בשיעור זהה למיסוי הפחם, קרי, בסכום שאינו מגלם את ההשפעות החיצוניות השליליות הנובעות מהשימוש בו. לפיכך, מוצע להעלות את שיעור הבלו על הפטקוק ל-216 ש"ח, כך שישקף נכונה את סך ההשפעות הללו.
- **מיסוי גז טבעי לתחבורה** – בהמשך לוועדת מיסוי ירוק 3, התקבלה החלטת הממשלה 1837 מיום 11 באוגוסט 2016 שענייננה "העברת המשק לגז טבעי" (להלן – ההחלטה), אשר נועדה לשנות את מבנה מיסוי הדלקים לתחבורה לשם הפנמת ההשפעות החיצוניות הנובעות מהשימוש בדלקים, זאת כדי לעודד את השימוש בתחליפי נפט ולהבטיח הקצאת מקורות יעילה יותר במשק. ההחלטה הציגה מתווה לביטול הסדר הישבון על הסולר הקיים כיום, אשר מאפשר הישבון חלקי של הבלו על הסולר לבעלי רכבים מסוימים, זאת על מנת להפנים במלואן את העלויות החיצוניות הנגרמות מהשימוש בסולר במחירו. בנוסף, הציעה ההחלטה מספר הטבות וכלים שנועדו לסייע להסרת חסמי כניסה לתחליפי נפט לשוק, דוגמת היעדר תשתית תדלוק, ושמה דגש על קידום הגז הטבעי הדחוס (גט"ד) לתחבורה. לצד זאת, קבעה ההחלטה מתווה העלאה של הבלו על הגט"ד, אשר כיום הוא אפסי, על מנת לגלם את ההשפעות החיצוניות מהשימוש בגט"ד וכן לייצר ודאות לשחקנים בשוק ולעודד השקעות ופיתוח. במסגרת התוכנית הכלכלית לשנת 2019, מוצע מתווה מדורג יותר להעלאת הבלו על הגט"ד מאשר זה שהוצע בהחלטה, על מנת לאפשר חדירה מהירה יותר של הגז הטבעי למשק, ובמיוחד לשימוש

בתחבורה. בנוסף, מודגש שמתווה העלאת הבלו יוחל בכפיפה אחת עם הסדר ביטול ההישבון על הסולר, על מנת שלא לפגוע בתמריץ לעבור לשימוש בגז טבעי וכן לשמור על עקרון הוודאות לשוק.

צמצום נזקי הגודש ועידוד נסיעה ברכבים מרובי נוסעים

התחבורה בישראל מאופיינת בצפיפות גבוהה, הנובעת מפערי תשתית מתמשכים, כמו גם מהיצע תחבורה ציבורית נמוך בהשוואה לעולם. כפועל יוצא נוצרת בעיית הגודש בדרכים ההולכת וגדלה משנה לשנה. הגודש פוגע משמעותית בכלכלה כתוצאה מאובדן שעות אזרח רבות על הכביש, הגדלת זיהום האוויר ותאונות הדרכים. הנזק המשקי כתוצאה מהגודש נאמד בעשרות מיליארדי ש"ח לשנה. במקביל, הצפיפות בכבישי ישראל ממשיכה לעלות באופן ניכר, מה שגורם להתארכות משך הזמן של תנועת כלי הרכב בישראל, ומכאן קצרה הדרך לאובדן של שעות עבודה ופנאי עבור הפרט. כל אלו מובילים לפגיעה בתוצר של מדינת ישראל, המוערך נכון להיום בכ-25 מיליארד ש"ח בשנה במטרופולין ת"א ובכ-35 מיליארד ש"ח בכלל הארץ. על פי הערכות, הותרת המצב על כנו, ללא שינוי משמעותי, עלול להביא לאובדן תוצר בשנת 2040 בסך של כ-50 מיליארד ש"ח במטרופולין ת"א, ובכל הארץ – בסך של כ-70 מיליארד ש"ח.

בשנים האחרונות השקיעה מדינת ישראל בפיתוח תשתיות תחבורה במסגרת תוכניות רב-שנתיות של משרד התחבורה וכן במסגרת תוכנית "נתיבי ישראל" הכוללת השקעות משמעותיות בתשתיות לפריפריה. בתקציב המדינה לשנים 2018-2017 נקבעה תוכנית רב-שנתית להשקעה בבניית מערכות הסעת המונים במטרופולינים תוכניות אלו נמצאות בשלבי ביצוע שונים, אך השלמת המערכות צפויה להסתיים רק בעוד מספר שנים. יתרונן של מערכות להסעת המונים נובע מניצול יעיל יותר של הקיבולת בתשתיות, מנגד חוסר היעילות ברכב פרטי נובע מתת-ניצול של קיבולת התשתיות, שכן ברכב פרטי מספר הנוסעים הממוצע בישראל עומד על כ-1.2 נוסעים בלבד. במקביל לפיתוח המערכות להסעת המונים וכמענה חלקי לטווח הקצר, מוצע לקדם פתרונות להגדלת מספר הנוסעים הממוצע בכלי רכב פרטיים, ובהתאם לצמצם את מספר כלי הרכב הפרטיים בכביש.

עידוד נסיעה ברכב מרובה נוסעים

מקדם המילוי (מספר נוסעים ממוצע לרכב) בישראל עומד על כ-1.2 נוסעים ברכב פרטי. העלאת מקדם המילוי ל-1.3 נוסעים ברכב צפויה להפחית באופן משמעותי את הגודש, ובמקדם מילוי של 1.4 נוסעים ברכב, תתאפשר זרימה חופשית לגמרי. על פי סקרים ובדיקות שנערכו בקרב משתמשי הנתיב המהיר לתל אביב, נמצא כי מספר הרכבים בהם שלושה נוסעים ומעלה בנתיב המהיר, גבוה פי שניים מהממוצע במטרופולין גוש דן. לאור הצלחת הנתיב המהיר, מקדם משרד התחבורה ניסוי של שימוש בנת"צים לרכב רב-נוסעים. במסגרת הניסוי תותר נסיעת רכב פרטי שבו שלושה נוסעים או יותר בנת"ץ בדרך 20 (איילון דרום) בין מחלף חולות לצומת חולון. בהמשך, לאחר השלמת הניסוי והוכחת יכולת אכיפה אפקטיבית, יורחב הניסוי לנת"צים נוספים.

בהתאם, ועל מנת לאפשר את השימוש בנתיבי תחבורה ציבורית לרכבים מרובי נוסעים, נדרשת אכיפה אפקטיבית, על מנת למנוע את השימוש בנתיבים אלו לרכבים פרטיים שאינם עומדים בתנאי זה. כמו כן, בנתיבים המהירים החדשים המתוכננים להקמה בשנים הקרובות, נדרשת מערכת טכנולוגית המאפשרת מתן פטור מאגרה לרכבים רבי נוסעים. לצורך כך מוצע לתקן את החוק, כך שתתאפשר אכיפה על נסיעה שלא כדין באמצעות מצלמה או אמצעי רישום טכנולוגי אחר אשר ישמש ראיה קבילה לעניין ספירת מספר הנוסעים ברכב.

"נעים לירוק"

ניסוי "נעים לירוק" נועד לבחון את השפעתם של תמריצים כספיים על הרגלי הנסיעה של הנהגים בישראל, במטרה לעודד שינוי התנהגות שיתרום לצמצום אובדן הזמן בנסיעה, הקלה בעומס בכבישים וצמצום זיהום האוויר. בניסוי "נעים לירוק" שהחל בשנת 2013, הותקנו ברכבי המתנדבים אמצעי איתור. במשך חצי השנה הראשונה לניסוי נוטרו נסיעותיו של המתנדב, בשנה וחצי הנותרות יכול היה המתנדב לשנות את הרגלי נסיעותיו כראות עיניו, ובמקרה של צמצום נסיעה בשעות הגודש קיבל המתנדב מענק כספי.

בהמשך להחלטה 2008 מיום 15 ביולי 2010, שעניינה "בחינת מתכונת מיסוי העלויות הקבועות והמשתנות בענף הרכב", ולניסוי "נעים לירוק 1" וניסוי "נעים לירוק 2", הוחלט בתוכנית הכלכלית לצאת למכרז המשך לניסוי. במסגרת המכרז צפויה הרחבה מדורגת של מספר המתנדבים בניסוי לכ-40,000 מתנדבים. שינוי ההתנהגות בקרב הנהגים, אם אכן יצליח, צפוי להפחית את הנזקים הכלכליים הנובעים מהגודש בשיעור של כ-15% למשתתפי הניסוי, כמו גם תועלות למשתמשי הדרך האחרים.

ביטוח רכב מבוסס היקף נסועה

אחת ההוצאות המרכזיות המרכיבות את עלות הנסועה ברכב פרטי היא ההוצאה על ביטוח רכב. עלות פוליסת הביטוח נקבעת לפי משתנים שונים המשפיעים על רמת הסיכון של המבוטח. במצב הקיים מחירי הביטוח אינם משקללים את היקף הנסועה של הרכב. כתוצאה מכך, מחיר הביטוח לרכב בהיקף נסועה של 30 אלף ק"מ בשנה זהה למחיר הביטוח לרכב בהיקף נסועה של 5 אלפים ק"מ בשנה. במערך התמריצים הכלכליים המשפיעים על היקף הנסועה, מבנה המחירים של פוליסות הביטוח מתמרץ הגדלת הנסועה ברכב פרטי, שכן העלות הביטוח השולית לכל ק"מ נסיעה נוסף היא אפס. בעקבות זאת נקבע כי אגף התקציבים במשרד האוצר בשיתוף רשות שוק ההון והביטוח והכלכלן הראשי במשרד האוצר יגבשו המלצות לצמצום נסועה ברכב פרטי באמצעות שינוי במחירי פוליסות ביטוח רכב.

צמצום תאונות העבודה במשק

על פי נתוני הביטוח הלאומי, כ-70,000 עובדים נפגעים בתאונות עבודה מדי שנה. בשנים 2016-2011 היה זרם נפגעי העבודה בממוצע כ-2% מסך המועסקים במשק, קרי כ-2% מהמועסקים נפגעו מדי שנה בתאונת עבודה שדווחה לביטוח הלאומי ושולמו בגינה דמי פגיעה. בנוסף, בשנים האחרונות כ-60 עובדים נהרגים מדי שנה בתאונות עבודה.

לפי המצב החוקי כיום, כלל המעסיקים משלמים שיעור דמי ביטוח אחיד למוסד לביטוח לאומי בגין ביטוח תאונות העבודה של עובדיהם, ללא דיפרנציאליות בין ענפים ועסקים לפי רמת סיכון או לפי ההיסטוריה הפרטנית של כל אחד מהמעסיקים. יוצא מכך כי אין קשר בין השקעה בבטיחות במקום העבודה על ידי המעסיק לבין הפרמיה לביטוח תאונות עבודה שהוא נדרש לשלם.

נוכח נתוני ההיפגעות האמורים והפערים הקיימים בין האחריות המוטלת על המעסיקים לבטיחות עובדיהם בעבודה לבין נטילתה בפועל, בוצעה עבודת מטה בין-משרדית לגיבוש מנגנון שיביא להפנמת עלויות על ידי המעסיקים ויצירת תמריץ כלכלי למעסיקים לשמירה על בטיחות עובדיהם.

במטרה להעלות את רמת הבטיחות בעבודה ולצמצם את היקפי הפגיעות בתאונות עבודה, במסגרת הצעת התקציב לשנת 2019 הממשלה אימצה את המלצות עבודת המטה הבין-משרדית, שעניינן יצירת מנגנון ביטוחי שיביא

לדיפרנציאליות בפרמיות המשולמות על ידי מעסיקים בהתאם לסיכון הפרטני של כל מעסיק. המבטחים הפרטיים ייכנסו בנעליו של המעסיק ויידרשו להחזיר למוסד לביטוח לאומי את תשלומי גימלאות בגין תאונות עבודה ששולמו על ידי המוסד לביטוח לאומי בהתאם לשיעור סיכון של 65% מתשלומי הגמלאות כאמור לתקופה של חמש שנים.

הרציונל העומד בבסיס השינוי במנגנון הביטוחי, כאמור לעיל, הוא הרחבת אחריות המעסיק לתאונות העבודה והפיכתן לנטל כלכלי שאינו משתלם למעסיק, שיתמרצו אותו להשקיע בבטיחות בעבודה. זאת, תוך יצירת מערכת מידע משלימה על תאונות עבודה שתאפשר לחברות הביטוח להיכנס לתחום, ושמירת המנגנון הקיים מבחינת העובד, כדי למנוע מצב שיוביל לפגיעה במבוטחים שייפגעו בתאונות עבודה.

צמצום ההון השחור ואי-השוויון והגברת התחרותיות במשק באמצעות צמצום השימוש במזומן ועידוד אמצעי תשלום דיגיטליים

היקף הכלכלה השחורה בישראל מוערך בכ-22% מהתוצר המקומי הגולמי. משמעותה של הכלכלה השחורה בישראל היא אובדן הכנסות ממיסים בהיקף של כ-40-50 מיליארד שקלים מדי שנה. הנזק למשק ולחברה בישראל מקיומה של כלכלה שחורה אינו מסתכם בפגיעה בהכנסות ממיסים, שכן הכלכלה השחורה פוגעת בלכידות החברתית ובחוסן הלאומי ומערערת את לגיטימיות שלטון החוק וסדרי הממשל, פוגעת בשוויון בכלל ובשוויון בנשיאה בנטל האזרחי בפרט.

למרות התקדמות הטכנולוגיה בתחום התשלומים האלקטרוניים והאלטרנטיבות הרבות לשימוש במזומן, מחזור המזומן בישראל גדל בין השנים 2007-2016 בשיעור שנתי ממוצע של כ-11%, בעוד שהתוצר הריאלי ומדד המחירים לצרכן צמחו בקצב נמוך בהרבה כ-3.5% וכ-2% בהתאמה. בעוד שמדינות מפותחות בעולם מתקדמות לעבר מציאות של "חברה ללא מזומן", כמות המזומן בישראל ממשיכה לצמוח בהשוואה למדינות אלו.

כחלק מהניסיונות לצמצם את היקף הכלכלה השחורה בישראל, ומתוך ההבנה כי השימוש במזומן משמש כדלק לכלכלה זו, הקימה הממשלה בהחלטה 749 מיום 17 בספטמבר 2013 צוות בראשות מנכ"ל משרד ראש הממשלה לשעבר, מר הראל לוקר, במטרה לבחון את ההשפעות השליליות של השימוש במזומן על המשק ולהמליץ על דרכי היישום להגבלת השימוש במזומן כאמצעי תשלום עיקרי במשק הישראלי. הוועדה הגישה את הדו"ח הסופי ביולי 2014 והממשלה אימצה את המלצות הדו"ח בהחלטה 2115 מיום 22 באוקטובר 2014. הצעת החוק בנושא הוגשה לוועדת החוקה במהלך חודש יולי 2015 וכעת, לאחר למעלה משנתיים, החל דיון ראשון בחוק בוועדה המשותפת של ועדת החוקה חוק ומשפט וועדת הכספים.

המלצות הוועדה באשר למגבלות על השימוש במזומן נקבעו תוך השוואה להגבלות הקיימות בעולם ובהינתן אמצעי התשלום האלקטרונים אשר היו קיימים בישראל באותה התקופה. בשנים האחרונות נכנסו לשוק הישראלי פלטפורמות חדשות לתשלום באמצעות אמצעי תשלום אלקטרוניים. החלטת הממשלה בנושא מבקשת להתאים את המגבלות אשר נקבעו במסגרת ועדת לוקר לעת הנוכחית. להלן עיקרי השינויים:

- מגבלת השימוש במזומן החלה כאשר אחד מהצדדים הוא עוסק, תעמוד על סכום של 8,000 ש"ח במקום 10,000 ש"ח.
- מגבלת השימוש במזומן החלה כאשר שני הצדדים אינם עוסק, תעמוד על סכום של 25,000 ש"ח במקום 50,000 ש"ח.

- סכומים המשולמים לעורך דין או לרואה חשבון בעבור מתן שירות עסקי ללקוח לא יעלו על מגבלת המזומן האמורה בסעיף 1 שלעיל.
- יוטל על שר האוצר, בהסכמת שר המשפטים ונגיד בנק ישראל, לבחון מדי שנה את שינוי המגבלות על שימוש במזומן כאשר שני הצדדים אינם עוסק, כך שמגבלת השימוש במזומן כאמור תעודכן מסכום של 25,000 ש"ח ל-12,500 ש"ח במקום שתעודכן מסכום של 25,000 ש"ח ל-15,000 ש"ח.

במקביל לתיקוני החוק שלעיל, החלטת הממשלה נועדה לצמצם את היקף התקבולים של המגזר הציבורי במזומן (כ-7 מיליארד ש"ח בשנה) באופן הזה:

- להטיל על משרדי הממשלה, יחידות הסמך והחברות הממשלתיות לצמצם את תקבולי המזומן מדי שנה תוך קביעת יעדים בנושא, ובמקביל להרחיב את אפשרויות התשלום לממשלה לרבות תשלום באמצעות מכשיר טלפון נייד.
- להטיל על שר התחבורה לקדם מערכת כרטוס ארצית מתקדמת שתאפשר תשלום לכל מפעילי התחבורה הציבורית וכן למוניות השירות שזכו במכרזים להפעלת מוניות שירות באשכולות, באמצעות כרטיס חיוב או אמצעי דיגיטלי אחר בנוסף לכרטיס הקיים, בהתאם לבחירת הנוסע.

הצעת התקציב לשנת הכספים 2019

מסגרות ההוצאה

הצעת תקציב המדינה ברוטו לשנת הכספים 2019, הכוללת את ההוצאה המותנית בהכנסה, מסתכמת בכ-520.7 מיליארד ש"ח.

ההוצאה התקציבית לחישוב מגבלת ההוצאה בשנת הכספים 2019 עומדת על כ-397.4 מיליארד ש"ח.

ההוצאה התקציבית לשנת הכספים 2019, כהגדרתה לחישוב מגבלת ההוצאה, גבוהה במונחים נומינליים בכ-5.5 אחוזים מההוצאה התקציבית לחישוב מגבלת ההוצאה לשנת 2018. גידול זה מורכב מתוספת של כ-10.5 מיליארד ש"ח בהתאם לכלל ההוצאה, תוספת של 7.5 מיליארד ש"ח כתוצאה מהגדלת הכלל שהתקבלה אגב אישור התקציב לשנים 2017-2018 בכנסת, מהצמדת מחירים של מינוס 1.2 מיליארד ש"ח בגין עדכון התקציב למחירי 2019, ומחריגה נוספת ממגבלת ההוצאה המתווספת לבסיס התקציב משנת 2019 בסך של כ-3.9 מיליארד ש"ח.

השינויים בהצעת התקציב

בהתאם למדיניות הממשלה, עיקר הגידולים בתקציב המדינה לשנת 2019 יהיו בביטוח לאומי, חינוך, בריאות, תחבורה, ביטחון הפנים, ביטחון, ניצולי השואה ורווחה.

להלן עיקרי השינויים בהצעת התקציב לשנת הכספים 2019 בהשוואה לשנה הקודמת:

במונחי הוצאה נטו, הגידולים הבולטים בתקציב המדינה בשנת הכספים 2019 נקבעו בהתאם לסדרי העדיפויות של הממשלה והם כוללים: גידול בתקציב הביטוח הלאומי בהיקף של כ-4.1 מיליארד ש"ח; גידול בתקציב משרד החינוך בהיקף של כ-4.1 מיליארד ש"ח; גידול בתקציב משרד הבריאות בהיקף של כ-2.5 מיליארד ש"ח; גידול בתקציב משרד התחבורה בהיקף של כ-2.2 מיליארד ש"ח; וכן גידול בתקציב המשרד לביטחון הפנים בהיקף של כ-1.2 מיליארד ש"ח.

ההוצאה על צריכה אזרחית לשנת הכספים 2019 תגדל בכ-3.2% בהשוואה לזו שבחוק התקציב לשנת 2018.

תשלומי ההעברה והתמיכות יגדלו בשנת הכספים 2019 בשיעור של כ-10.0% בהשוואה לאלו שבחוק התקציב לשנת הכספים 2018.

גידולי תקציב אלו גבוהים משמעותית מהגידול בהוצאה התקציבית לחישוב מגבלת ההוצאה בין השנים. הגידולים בתשלומי ההעברה והתמיכות נובעים ממדיניות הממשלה בנוגע להגדלה של קצבאות הנכות הכללית, הקדמת תשלומי בגין תוספת ותק לזקנה, מתן תוספת טכנולוגיות ותרופות חדשות לסל שירותי הבריאות, תוכניות לאומיות לסיעוד, סבסוד צהרונים, קיצור ימי חופשה בבתי ספר וגנים, ומתן תוספות משמעותיות לתקציבי הספורט בשל ניתוק הקשר בין רווחים מהימורים על ספורט לבין תקציבי הספורט.

הוצאות הצריכה הביטחונית לשנת הכספים 2019 תגדל בכ-4.9% בהשוואה לאלו שבחוק התקציב לשנת 2018.

השקעות ומתן האשראי יגדלו בשנת הכספים 2019 בשיעור של כ-11.2% אחוזים בהשוואה לאלו שבחוק התקציב לשנת 2018. הגידול בתקציב ההשקעות בשנת 2019 כולל צפי להאצה בקצבי הביצוע של פרויקטים בתחום הסעת ההמונים, בדגש על פרויקט הרכבת הקלה בתל אביב והמשמעויות התקציביות של תוכנית החומש לפיתוח כבישים.

תשלומי הריבית יעמדו בשנת הכספים 2019 על היקף הנמוך בכחצי מיליארד ש"ח בהשוואה לאלו שבחוק התקציב לשנת 2018. השמירה על היקף תשלומי ריבית דומה בין השנים ואף הקטנתו מאפשרת העברת תקציבים מתוך כלל הגידול בהוצאה לשימושים אזרחיים.

תשלומי הקרן (החזרי קרן ההלוואות), למעט החזרי קרן למוסד לביטוח לאומי, יגדלו בשנת הכספים 2019 בכ-3.5 אחוזים בהשוואה לאלו שבחוק התקציב לשנת הכספים 2018. השינויים בתשלומי הקרן הם פועל יוצא של מבנה לוחות הסילוקין של החוב. תשלומים אלה אינם כלולים בחישוב הגירעון ובחישוב ההוצאה המותרת לפי חוק הפחתת הגירעון והגבלת ההוצאה התקציבית, תשנ"ב-1992.

בנוסף, לאור המועד הקלנדרי שבו מובאת הצעת התקציב לשנת הכספים 2019 לאישור הכנסת ובשל הפער בין שלב התכנון של התקציב לביצועו, הצעת התקציב לשנה זו כוללת תקציב התאמות בסך של 1.5 מיליארד ש"ח. יצוין כי תקציב זה נמוך ב-2 מיליארד ש"ח מתקציב ההתאמות לשנת 2018 שנקבע בחוק לתקציב המדינה לשנים 2017 ו-2018.

תוכנית התקציב הרב-שנתית לשנים 2020 עד 2022

בהתאם להוראות סעיף 40א לחוק יסודות התקציב התשמ"ה-1985 (להלן – החוק), על הממשלה להניח על שולחן הכנסת את תוכנית התקציב התלת-שנתית יחד עם הצעת חוק התקציב השנתי. תוכנית תקציב תלת-שנתית זו מתייחסת לשנים 2020 עד 2022.

על פי הוראות החוק, תוכנית התקציב האמורה כוללת, עבור כל אחת משנות התקציב הנכללות בה את תחזית הצמיחה, סכום ההוצאה הממשלתית הצפויה, תחזית הכנסות המדינה, תחזית הגירעון הכולל, מגבלת ההוצאה המותרת, סכום הגירעון המותר וכן את ההפרשים בין סכום ההוצאה הממשלתית הצפויה למגבלת ההוצאה המותרת (להלן – התאמות בצד ההוצאה) ובין תחזית הגירעון הכולל וסכום הגירעון המותר (להלן – התאמות בצד ההכנסה).

בנוסף, התוכנית כוללת פירוט על היעדים הפיסקליים של הממשלה, המגבלות הפיסקליות הקבועות בחוק הפחתת הגירעון והגבלת ההוצאה התקציבית, התשנ"ב-1992 (להלן – חוק המסגרות), וכן את ההנחות העיקריות ששימשו לבניית אומדן הוצאות הממשלה ותחזית ההכנסות ממיסים.

בהתאם לסעיף 40א לחוק, הממשלה לא תתמוך בחקיקה, לא תקדם הוראות מִנהל, תקנות, חוזים או התחייבויות אחרות שבביצוען כרוכה הגדלה של ההוצאה הממשלתית או הפחתה של ההכנסות המדינה אשר יביאו לחריגה מהמסגרות הפיסקליות הקבועות בחוק המסגרות אלא בביצוע פעולות מאזנות שיהוו מקור תקציבי. הוראה זו מקבלת תמיכה מקצועית בקרב המוסדות הכלכליים הבין-לאומיים המציינים לחיוב את השפעתה על התחזקות יציבותה הכלכלית של הממשלה בטווח הבינוני וכן את הגברת השקיפות התקציבית הנובעת מפרסום אומדני ההוצאות וההכנסות במתכונת רב-שנתית (ע"פ IMF article IV 2016, OECD economic survey Israel 2016.).

לנוחות הקוראים נתוני תוכנית התקציב הרב-שנתית מוצגים גם במערכת "פיסקלי-דיגיטלי" שבאתר משרד האוצר בלינק הזה: https://public.tableau.com/profile/mof.budget#!/

כלל הנתונים בפרק מוצגים במחירים שוטפים כל עוד לא צוין במפורש אחרת.

לאורך הפרק, בהתייחסות למגבלת ההוצאה ולתקרת הגירעון המותרים בחוק, מונח אישור תיקון לחוק הגבלת הגירעון והפחתת ההוצאה התקציבית התשנ"ב-1992, בהתאם להצעת החוק אשר הונחה יחד עם הצעת התקציב על שולחן הכנסת.

תוכנית התקציב הרב-שנתית לשנים 2020 עד 2022

יציבות פיסקלית ושמירה על אמינותה הפיסקלית של הממשלה הם תנאים הכרחיים ליציבותו הכלכלית של המשק וליכולתה של הממשלה להתמודד בהצלחה עם זעזועים כלכליים. בהתאם לכך, העמידה בכללים הפיסקליים הקבועים בחוק, תאפשר הפעלת מדיניות אנטי מחזורית בעת משבר כלכלי, וכך היא תתמוך בצמיחה בת-קיימא במשק.

מחקרים של גופים בין-לאומיים שונים וביניהם קרן המטבע הבין-לאומית (ה-IMF), מראים כי היכולת של ממשלות להגדיל הוצאה באירועי משבר, פוחתת כאשר תנאי הפתיחה טרם המשבר חלשים יותר. כפועל יוצא, הפסדי התוצר בעת משבר במשק בעל תנאי פתיחה פיסקליים נחותים, עשויים להיות גבוהים בשיעורים ניכרים ממשק שהיטיב להיערך מבעוד מועד למשבר הכלכלי. הדבר אף עשוי להשליך על היקף העלייה בשיעור הבלתי מועסקים במשק וכן על משכי הזמן שייקח לכלכלה להתאושש מהמשבר.

על-פי התחזיות הקיימות לגבי מחויבויותיה התקציביות של הממשלה ולגבי הכנסות המדינה לשנים 2020-2022, לצורך עמידה במגבלות הפיסקליות, יידרשו בכל אחת מהשנים האמורות צעדי התאמה לצורך התכנסות לתקרת הגירעון בלבד, זאת בהתאם לנתונים הידועים נכון למועד זה, ובהתאם למתואר בטבלה שלהלן.

במיליארדי ש"ח	2020	2021	2022
סך הוצאות הממשלה	**412.0**	**426.2**	**441.4**
מגבלת ההוצאה המותרת על-פי חוק המסגרות	**412.0**	**426.2**	**442.4**
ההתאמות הנדרשות לצורך עמידה במגבלת ההוצאה	**0.0**	**0.0**	**-1.0**
ההוצאה לחישוב מגבלת הגירעון	**411.6**	**425.8**	**442.0**
תחזית הכנסות המדינה	**368.6**	**382.9**	**399.0**
גירעון חזוי בעת התכנסות למגבלת ההוצאה	43.0	43.0	43.1
גירעון מותר על-פי חוק המסגרות	35.8	33.7	31.4
צעדי התכנסות נדרשים לצורך עמידה בגירעון המותר	**7.2**	**9.3**	**11.7**
סך צעדי ההתכנסות הנדרשים	**7.2**	**9.3**	**10.6**
גירעון מותר באחוזי תוצר	**2.50%**	**2.25%**	**2.00%**
גירעון תוצאתי ללא ביצוע צעדי התאמה	**3.0%**	**2.9%**	**2.7%**

על פי חוק המסגרות ולנוכח התחזיות המקרו-כלכליות הנוכחיות, הגידול השנתי הנומינלי הממוצע המותר בתקציב המדינה בין השנים 2019 לבין 2022 יעמוד על כ-15.0 מיליארד ש"ח, כך שתקציב המדינה צפוי לגדול מכ-397.4 מיליארד ש"ח בשנת 2019, לכ-412.0 מיליארד ש"ח בשנת 2020, לכ-426.2 מיליארד ש"ח בשנת 2021,

ולכ-442.4 מיליארד ש"ח בשנת 2022. הגידול האמור משקף גידול ריאלי ממוצע שנתי בהוצאות הממשלה של כ-3.0% בין השנים 2019 עד 2022. האמור לעיל הוא בהתאם לנוסחת מגבלת ההוצאה אשר עומדת על כ-2.7% בשנה ולחריגות מנוסחה זו, בגובה 0.7% לשנת 2020. חריגה זו עוגנה בחוק המסגרות במסגרת הליך אישור תקציב המדינה לשנים 2017 ו-2018.

הוצאות הממשלה בשנים 2020 עד 2022 מביאות בחשבון את כלל ההוצאות שהממשלה מחויבת אליהן, בהן: הוצאות הנובעות מחקיקה, החלטות הממשלה, פסיקה של בתי משפט, הסכמים המחייבים את המדינה, סיכומים תקציביים בין משרדי ממשלה וכן עתודה להוצאות שאינן עולות על ההיקף התקציבי המוגדר בסעיף 3ג(ד) לחוק יסוד: משק המדינה, והכול בהנחה שהממשלה שומרת על רמת הפעילות הנוכחית שלה.

היקף הוצאות הממשלה בשנים 2020 עד 2022 הוא היקף המחויבויות הידועות, נכון למועד פרסום זה, בהנחה שבמהלך שנות התקציב הרלוונטיות לא יבוצעו שינויי מדיניות יזומים או כתגובה לאירועים אקסוגניים. במילים אחרות, הנתונים מוצגים בהנחת עמידה בסעיף 40א לחוק יסודות התקציב, הקובע כי במצב הקיים של חריגה מהמגבלות הפיסקליות הקבועות בחוק המסגרות, אין לקבל החלטות על מחויבויות חדשות ללא נקיטה בפעולה מאזנת.

ללא שינויי מדיניות, הגידול השנתי הממוצע בהיקף מחויבויות הממשלה בשנים 2020 עד 2022 עומד נכון להיום על כ-14.7 מיליארד ש"ח, כך שהיקף מחויבויות הממשלה צפוי לגדול מכ-397.4 מיליארד ש"ח בשנת 2019, לכ-412.0 מיליארד ש"ח בשנת 2020, לכ-426.2 מיליארד ש"ח בשנת 2021, ולכ-441.4 מיליארד ש"ח בשנת 2022.

משכך, לנוכח צעדי המדיניות שהתקבלו במועד אישור תקציב המדינה לשנת 2019, ובראשם הפחתה רוחבית בתקציבי הממשלה בכל אחת מהשנים 2020-2022, בהתאם למצב הקיים, לא תידרש הממשלה לבצע צעדי התכנסות בצד ההוצאה לצורך התכנסות למסגרות הפיסקליות הקבועות בחוק.

נוכח הפער המשמעותי בין תחזית המחירים לשנים 2020 ואילך לבין הנוסחה שלפיה מוצמדת מגבלת ההוצאה (ממוצע שלוש השנים שקדמו לשנה הקודמת לאותה שנת תקציב), הנחת העבודה היא כי לא יידרשו התאמות משמעותיות לצורך כינוס הוצאות הממשלה ל"סכום ההוצאה הממשלתית המותרת" בהתאם להגדרתו בחוק, ולפיכך לא בוצעו בעת הזו צעדי התכנסות בצד ההוצאה לצורך כינוס התחייבויות הממשלה ל"סכום ההוצאה הממשלתית המותרת".

על מנת לעמוד בתקרת הגירעון הקבועה בחוק המסגרות תידרש הממשלה לבצע צעדי התכנסות בצד ההכנסה או צעדי התכנסות בצד ההוצאה בהיקף של כ-7.2 מיליארד ש"ח בשנת 2020. לאחר ביצוע צעדי התאמה פרמננטיים כאמור, יידרשו בשנת 2021 צעדי התאמה נוספים בהיקף של כ-2.1 מיליארד ש"ח. מעבר לביצוע צעדי ההתאמה הפרמננטיים לשנים 2020 ו-2021 כאמור לעיל, יידרשו בשנת 2022 צעדי התאמה נוספים בהיקף של כ-1.3 מיליארד ש"ח.

צעדי ההתכנסות האפשריים בצד ההוצאה הם הפחתה של הוצאות הממשלה בתחומים האזרחיים או בתחומים הביטחוניים. עוד יצוין כי ככל שהממשלה תנקוט צעדי התייעלות אפקטיביים, תתאפשר הפחתה בהוצאות הממשלה ללא פגיעה ברמת השירותים הניתנת לאזרח. בנוסף לכך, ככל שהממשלה תקבע תקרת גירעון נמוכה יותר מזו הקבועה כיום בחוק המסגרות ותעמוד בה, כך נטל תשלומי הריבית בגין החזרי חוב בשנים הבאות יפחת באופן שייווצר חיסכון תקציבי, אשר ימתן את הצורך לבצע הפחתות בתקציבים האזרחיים או באלו הביטחוניים.

צעדי ההתכנסות האפשריים בצד ההכנסה הם הרחבת בסיס המס, היינו: ביטול של פטורים קיימים במערכת המס, העלאה של שיעורי המס הקיימים וכן הרחבת בסיס הגבייה באמצעות טיפול בפרצות מס.

הוצאות הממשלה בטווח הבינוני

(במיליארדי ש"ח)	2019	2020	2021	2022
סך הוצאות הממשלה	**397.4**	**412.0**	**426.2**	**441.4**
----------------------------	---------	---------	---------	---------
הביטחון והסדר הציבורי	87.3	90.2	91.4	93.4
השירותים החברתיים*	177.8	186.9	196.9	205.6
תשתיות	27.4	28.7	29.4	30.3
משרדי המטה	20.6	20.6	20.4	20.5
ענפי המשק*	5.9	5.9	5.5	5.5
החזרי חוב (ריבית וקרן בטל"א)	52.3	54.4	56.2	59.2
הוצאות אחרות	26.3	25.4	26.5	26.9
----------------------------------	---------	---------	---------	---------
מגבלת ההוצאה המותרת על-פי חוק המסגרות	**397.4**	**412.0**	**426.2**	**442.4**

* בהצעת התקציב לשנת 2019, ועל כן גם בפרסום הנוכחי, הועבר סעיף תעסוקה (36), בהיקף של כ-3.6 מיליארד ש"ח, מאשכול התקציב 'ענפי המשק' לאשכול התקציב 'שירותים חברתיים'; נתוני הפרסום הקודם עודכנו בהתאמה לכך.

עיקרי השינויים בתוכנית התקציב הרב-שנתית

להלן השינויים בסך ההתאמות הנדרשות בשנות התוכנית הרב-שנתית, בין הפרסום בחודש נובמבר 2017 של תוכנית התקציב לשנים 2019 עד 2021 (להלן – **הפרסום הקודם**) לעדכון המבוצע כעת בחודש פברואר 2018 עבור השנים 2020 עד 2022 (להלן – **הפרסום הנוכחי**) יחד עם הנחת הצעת חוק התקציב לשנת 2019 לאישור הכנסת. כפי שיובהר בהמשך, השינוי, בהשוואה בין שנות תקציב שנכללו בפרסום הקודם ונכללות גם בפרסום הנוכחי, בסך ההתאמות נובע משינויים בהנחות לגבי היקף הוצאות הממשלה, היקף ההכנסות, גודל התוצר והגירעון המותר בכל אחת מהשנים האמורות.

השפעת גודל התוצר היא עקיפה, שכן הגירעון השנתי המותר קבוע כשיעור מהתוצר. לפיכך, עלייה או ירידה בתוצר מאפשרת גירעון גבוה או נמוך יותר ובהתאם מצמצת או מגדילה את היקף ההתאמות הנדרש לצורך עמידה בגירעון המותר.

(במיליארדי ש"ח)	2019	2020	2021
היקף ההתאמות הנדרשות בפרסום הקודם (נוב' 2017)	**10.5**	**13.3**	**14.4**
השינוי בהיקף ההתאמות בצד ההוצאות	-5.5	-6.2	-8.0
השינוי בהיקף ההתאמות בצד ההכנסות	0.9	3.7	6.6
שינוי בעיה בגין השפעת התוצר וגודל הגירעון המותר	-6.0	-3.6	-3.7
היקף ההתאמות הנדרשות בפרסום הנוכחי (פבר' 2018)*	**0.0**	**7.2**	**9.3**

* הבדלים בסכומים המצרפיים נובעים מעיגול ספרות

בהמשך יפורטו עיקרי השינויים בתחזית ההוצאות וההכנסות בין הפרסום הקודם לפרסום הנוכחי, לרבות האופן שבו התבצעה ההתכנסות למסגרות החוקיות המותרות.

התכנסות למגבלת ההוצאה המותרת לשנים 2019 עד 2021 ועיקרי השינויים בצד ההוצאה

בהתאם לסעיף 40א לחוק יסודות התקציב, היקף מחויבויות הממשלה לכל אחת משנות התקציב הנכללות בתוכנית הרב-שנתית לא יעלה על מגבלת ההוצאה המותרת לאותה שנת תקציב.

במהלך התקופה שחלפה בין הפרסום הקודם של התוכנית הרב-שנתית שכלל את השנים 2019 עד 2021 לבין הפרסום הנוכחי אושר בממשלה תקציב המדינה לשנת 2019. בהתאם, כחלק מתהליך אישור תקציב המדינה ולצורך התכנסות למסגרות החוקיות בשנה זו וכן לשנים 2020 עד 2022, התקבלו החלטות מדיניות המשפיעות על היקף ההוצאה הצפוי בשנות התוכנית התלת-שנתית. בין היתר, התבהרו נתונים נוספים לגבי קצבי ביצוע של פרויקטים ותוכניות הנמצאים בשלבי מימוש שונים, בוצעו עדכונים לתחזיות מדדי המחירים, וכן נוצרו לממשלה עלויות תקציביות הן כתוצאה מצעדי מדיניות שאושרו ביום אישור תקציב 2019 בממשלה הן כתוצאה ממימוש פסקי דין והתחייבות חוזיות בדגש על פסק הדין בבג"צ 1892/14 האגודה לזכויות האזרח נ' השר לביטחון הפנים לעניין שטח מחיה מינימלי לאסירים.

להלן יפורטו עיקרי השינויים בהיקף ההתאמות הנדרש בצד ההוצאה כתוצאה מהשינויים במגבלת ההוצאה המותרת וכן בסך ההוצאות הצפויות לשנים 2019 עד 2021.

(במיליארדי ש"ח)	2019	2020	2021
היקף ההתאמות הנדרש בצד ההוצאה בפרסום הקודם (נוב' 2017)	**5.5**	**6.2**	**8.0**
שינוי הנובע מעדכון מגבלת ההוצאה	-4.1	-4.7	-5.5
שינוי הנובע מהיקף ההוצאה הממשלתית	-1.3	-1.5	-2.4
היקף ההתאמות הנדרש בצד ההוצאה בפרסום הנוכחי (פבר' 2018)	**0.0**	**0.0**	**0.0**

כפי שניתן לראות, שנת 2019, שעבורה מוגש התקציב לאישור הכנסת, היקף ההוצאות שווה למגבלת ההוצאה המותרת בחוק, ובהתאם לכך לא נדרשות התאמות בצד ההוצאה.

ההתכנסות בהיקף של 5.5 מיליארד ש"ח, למגבלת ההוצאה המותרת בצד ההוצאה, נובעת מעידכון מגבלת ההוצאה בכ-4.1 מיליארד ש"ח, המורכבים מתיקון חוק המסגרות שמטרתו להגדיל את מגבלת ההוצאה המותרת בהיקף

של כ-3.9 מיליארד ש"ח. כמו כן, היא נובעת מעידכון תחזית של משתנים כלכליים המשפיעים על מגבלת ההוצאה בהיקף של כ-0.2 מיליארד ש"ח. בנוסף, ביחס לשנת 2019 בוצעו צעדי התאמה בצד ההוצאה אשר מביאים להתכנסות ההוצאה התקציבית הצפויה לשנים 2020 עד 2022 למגבלת ההוצאה המותרת בשנים אלו. צעדים אלו מפורטים בפרק עקרונות המדיניות התקציבית לשנת הכספים 2019 שבחוברת זו (חלק ב).

בנוסף, יצוין כי ביחס לשנת 2019 בוצעו צעדי התאמה ו/או צעדי מדיניות אשר משפיעים על תחזית ההכנסות הצפויה לשנים 2020 עד 2022. צעדים אלו מפורטים בפרק תחזית הכנסות המדינה בשנת הכספים 2019 (חלק ד).

לעניין מדד המחירים לחישוב מגבלת ההוצאה – במהלך תיקון חוק המסגרות שהתקבל בכנסת בחודש נובמבר 2016, נקבע שינוי מתודולוגי באופן הצמדת מגבלת ההוצאה, כך שהחל משנת 2019 חישוב מדד המחירים לעניין הצמדת מגבלת ההוצאה לוקח בחשבון את ממוצע שלוש השנים שקדמו לשנה הקודמת לאותה שנת תקציב (לדוגמה: עבור התקציב לשנת 2019 יילקחו בחשבון המדדים עבור השנים 2015, 2016 ו-2017). לנוכח התיקון האמור, לעומת הפרסום הקודם ירדו התחזיות עבור המדדים האמורים שישמשו עבור חישוב מגבלת ההוצאה, כפי שמוצג בטבלה שלהלן [יובהר כי תחזיות המדדים בחלק זה מבוססות על התחזיות אשר נערכו במשרד האוצר בחודשים אוקטובר 2017 (הפרסום הקודם) וינואר 2018 (הפרסום הנוכחי)]:

	2019	2020	2021
מדד המחירים לעניין הצמדת מגבלת ההוצאה – **הפרסום הקודם**	-0.31%	0.14%	0.68%
מדד המחירים לעניין הצמדת מגבלת ההוצאה – **הפרסום הנוכחי**	-0.30%	0.17%	0.71%

ההתכנסות בהוצאה הממשלתית למגבלת ההוצאה המותרת בשנת 2019, כוללת את השפעת צעדי ההתאמה הקבועים שבוצעו במועד **אישור** תקציב המדינה לשנת 2019 בממשלה, בהם הפחתה רוחבית בהיקף של כ-6.9% בתקציב הקניות של משרדי הממשלה, הפחתה רוחבית בהיקף כוח האדם, כמויות ובתקציבי השכר בממשלה וכן עדכון תזרים של פרויקטים ותוכניות בשלבי ביצוע שונים.

עוד יצוין כי ביחס לשנים 2020 עד 2022, לצורך ההתכנסות למגבלת ההוצאה המותרת בשנים 2020 עד 2022, הוחלט במועד אישור תקציב המדינה לשנת 2019 בממשלה, על שורת צעדים שיחולו החל משנת 2020: הפחתה רוחבית נוספת בהיקף של 2.5% ו-7.5% מתקציב הקניות של משרדי הממשלה החל מהשנים 2020 ו-2021, בהתאמה. כפי שצויין לעיל, בשל הפער המשמעותי בין תחזית מדד המחירים לצרכן לבין מדד המחירים לעניין הצמדת מגבלת ההוצאה, הונח כי טרם אישור תקציב 2020 יבוצעו התאמות אשר ייתרו התאמות נוספות בגין פערי מחירים כאמור בשנים עתידיות.

להלן השינויים בהוצאה הממשלתית בשנים 2019 עד 2021, כפי שהם באים לידי ביטוי בכל אחד מאשכולות התקציב השונים:

(במיליארדי ש"ח)	2019	2020	2021
סך ההוצאה הממשלתית בפרסום הקודם (נוב' 2017)	**398.8**	**413.5**	**428.6**
הביטחון והסדר ציבורי	-0.1	1.0	0.3
השירותים החברתיים*	-0.8	-0.2	1.2
התשתיות	-1.8	-2.1	-2.6
משרדי המטה	-0.2	0.0	-0.5
ענפי המשק*	-0.2	0.5	0.3
החזרי חוב	-0.2	-0.4	-0.3
הוצאות אחרות	2.0	-0.4	-0.8
סך שינוי בין פרסומים הנובע משינוי בהיקף ההוצאות**	**-1.3**	**-1.5**	**-2.4**
סך ההוצאה הממשלתית בפרסום הנוכחי (פבר' 2018)	**397.4**	**412.0**	**426.2**

* בהצעת התקציב לשנת 2019, ועל כן גם בפרסום הנוכחי, הועבר סעיף תעסוקה (36), בהיקף של כ-3.6 מיליארד ש"ח, מאשכול התקציב 'ענפי המשק' לאשכול התקציב 'שירותים חברתיים'; נתוני הפרסום הקודם עודכנו בהתאמה לכך.

** הבדלים בסכומים המצרפיים נובעים מעיגול ספרות.

הביטחון והסדר הציבורי

- קבוצת המשרדים העוסקים בביטחון ובסדר הציבורי כוללת את משרד הביטחון, המשרד לביטחון הפנים וכן הוצאות ביטחוניות אחרות. בקבוצה זו לא נכללות ההוצאות התקציביות של פרויקטי צה"ל לנגב.
- ההוצאה בתקציב המקורי לשנת 2019 על אשכול הביטחון והסדר הציבורי עומדת על כ-87.3 מיליארד ש"ח המהווים כ-22.0% מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2019 עד 2022 צפויה ההוצאה על הביטחון והסדר הציבורי לגדול בכ-6.1 מיליארד ש"ח, כך שבשנת 2022 היא תעמוד על כ-93.4 מיליארד ש"ח, שהם כ-21.2% מסך ההוצאה הממשלתית.

להלן ההנחות לגבי עיקרי השינויים הצפויים ברכיב הוצאה זה:

- **תקציב משרד הביטחון** – ביום 24 בנובמבר 2015 נחתם סיכום תקציבי בין משרד האוצר למשרד הביטחון לשנים 2015 עד 2020, שבמסגרתו נקבע מתווה רב-שנתי לתקציב הביטחון תוך קביעת מנגנון הצמדה בגין התייקרויות, הגדרת נושאים אשר מוחרגים מגג תקציב הביטחון, תוספות ייעודיות בגין עמידה ביעדים וכן מנגנון שיפוי בגין החלטות ממשלה חדשות וסיכומים חדשים, במהלך שנות התקציב בהן חל הסיכום כאמור.

  באשכול זה לא נכללות הוצאות בגין פרוייקטי בינוי ביטחוניים המבוצעים בהתאם להחלטת הממשלה 2392 מחודש ינואר 2015 ובהתאם להחלטת ממשלה 3161 מחודש אפריל 2011 ומופיעים תחת אשכול הוצאה "משרדי המטה".

- **המשרד לביטחון הפנים** – הגידול בתקציב המשרד לביטחון הפנים כולל את תגבור כוחות משטרת ישראל בירושלים ובמגזר הערבי, תוכנית רב-שנתית מתוכננת לתגבור מערך הכבאות, יישום מודל אבטחה מדלגת בגני ילדים, תוכנית המשטרה לחיזוק מרחב דוד ואגן העיר העתיקה, פסק הדין בבג"צ 1892/14 האגודה לזכויות האזרח נ' השר לביטחון הפנים לעניין שטח מחיה מינימלי לאסירים וכן נושאים נוספים.
- עוד נכללים בקבוצת משרדים זו העלויות הצפויות בגין גופים נוספים במערכת הביטחון.

ביחס לפרסום הקודם, השינוי העיקרי בקבוצת המשרדים הזו הוא:

- ההוצאה הצפויה על **תקציב מערכת הביטחון** יורדת בכל אחת מהשנים 2020 ו-2021, זאת בעיקר בעקבות ההפחתות הרוחביות שאושרו בממשלה לצורך ההתכנסות למגבלת ההוצאה המותרת בשנים 2020 עד 2022.
- ההוצאה הצפויה על תקציב **המשרד לביטחון הפנים** גדלה בממוצע בכ-0.5 מיליארד ש"ח בכל אחת מהשנים 2020 ו-2021, כתוצאה מיישום מודל אבטחה מדלגת בגני ילדים לפי החלטת ממשלה 3416 מיום 11 בינואר 2018, ותוכנית המשטרה לחיזוק מרחב דוד ואגן העיר העתיקה לפי החלטת ממשלה 3414 מיום 11 בינואר 2018 וכן מעדכון צפי ההוצאה ליישום השלכות פס"ד שטח מחייה מינימלי לאסירים.

השירותים החברתיים

- ההוצאה לשירותים החברתיים כוללת את הוצאות משרד החינוך, לרבות מערכת ההשכלה הגבוהה, משרד הבריאות (בתוספת השתתפות בסל בריאות), משרד הרווחה, המשרד לקליטת העלייה, משרדי המדע התרבות והספורט והרשות לזכויות ניצולי השואה.
- באשכול זה לא נכללות הוצאות בגין שירותים חברתיים של משרדים אחרים, כגון משרד השיכון. כמו כן, החלק בהוצאות על שירותים חברתיים, הממומן באמצעות מיסים ייעודים הנגבים ישירות מהציבור (מס בריאות וביטוח לאומי), אינו מופיע בתקציב המדינה, ולכן אינו נכלל באשכול זה.
- ההוצאה בתקציב המקורי לשנת 2019 על אשכול השירותים החברתיים עומדת על כ-177.8 מיליארד ש"ח שהם כ-44.7% מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2019 עד 2022 צפויה ההוצאה על שירותים החברתיים לגדול בכ-27.8 מיליארד ש"ח, כך שבשנת 2022 היא תעמוד על כ-205.6 מיליארד ש"ח שהם כ-46.6% מסך ההוצאה הממשלתית.

להלן ההנחות לגבי עיקרי השינויים הצפויים ברכיב הוצאה זה:

- **גידול טבעי במספר התלמידים במערכת החינוך** – הגידול בתקציב משרד החינוך נובע, בין היתר, ממענה לגידול במספר התלמידים בשנתון ומהצורך לספק שירות לכל תלמיד במערכת החינוך.
- **בינוי כיתות לימוד במערכת החינוך** – תוכנית החומש לבינוי כיתות לימוד: כמענה לגידול הטבעי במערכת החינוך, לבנייה החדשה של יחידות הדיור ולהקטנת הצפיפות בכיתות הלימוד, בהחלטת הממשלה 1848 מיום 11 באוגוסט 2016 אישרה הממשלה תוכנית חומש מורחבת לבינוי כיתות לימוד לשנים 2017 עד 2021. במסגרת תוכנית החומש האמורה, בשנות התקציב 2020-2021, מתוכננות הקצאה תקציבית לכ-6,800 גנים וכיתות לימוד נוספים

- **גידול ריאלי בסל הבריאות** – במסגרת חוק ביטוח בריאות ממלכתי, התשנ"ד-1994, אזרחי מדינת ישראל זכאים לקבל סל שירותי בריאות הממומן משלושה מקורות: תשלום מס בריאות, השלמת עלות הסל מתקציב המדינה והשתתפות עצמית נורמטיבית (6.45%). סל הבריאות מקודם לפי פרמטרים קבועים של מחירים, דמוגרפיה וטכנולוגיות ולפי תוספות שנקבעו בהחלטות הממשלה.
- **גידול בהשתתפות המדינה בגביית הביטוח הלאומי** – בשל הגידול במספר המועסקים במשק ובשכר הממוצע ולפי חוק הביטוח הלאומי [נוסח משולב] התשנ"ה-1995 (להלן – חוק הביטוח הלאומי), גדל סכום דמי הביטוח הלאומי שנגבה מהציבור. לפי סעיף 32 לחוק הביטוח הלאומי, אוצר המדינה משתתף בגבייה של הביטוח הלאומי, ובעקבות זאת צפוי גידול גם בהשתתפות המדינה.
- **גידול בקצבאות במימון אוצר המדינה והשתתפות במימון קצבאות לאוכלוסייה לא מבוטחת** – אוצר המדינה משלם, באמצעות המוסד לביטוח לאומי, קצבאות המשולמות מתוקף חוקים והסכמים שונים שאינם במסגרת חוק הביטוח הלאומי. בהתאם, הגידול בתקציב הביטוח הלאומי נובע, בין היתר, גם מגידול באוכלוסיית הזכאים לקצבאות אלו.
- **גידול בתשלום תגמולים לניצולי ופליטי השואה ובני משפחותיהם** – בשנים האחרונות התקבלו החלטות מנהליות ותיקוני חוק רבים אשר היטיבו עם אוכלוסיית ניצולי ופליטי השואה ועם בני משפחותיהם. בעקבות זאת חל גידול ניכר בהיקף האוכלוסיות הזכאיות לתגמולים והטבות המשולמים על-ידי הרשות לזכויות ניצולי השואה. הגידול בתקציב הרשות נובע, בין היתר, מתהליך מיצוי זכויות לאוכלוסיית הזכאים לקצבאות ומענקים וכן בעקבות הזדקנות אוכלוסיית ניצולי השואה, אשר מגדילה את הוצאת הרשות על תשלום תרופות, שעות סיעוד וטיפולים רפואיים.

ביחס לפרסום הקודם, עיקרי השינויים בקבוצת המשרדים הזו הם:

- ההוצאה הצפויה על **תקציב הרשות לניצולי שואה** גדלה בממוצע בכ-0.2 מיליארד ש"ח בכל אחת מהשנים 2020 ו-2021, בעיקר בגין עדכון תחזית היישום של מספר שינויי חקיקה והחלטות מנהליות, שבין היתר, הביאו להגדלת אוכלוסיות הזכאיות לקצבה ולהגדלת האוכלוסיות הזכאיות למענק שנתי.
- ההוצאה על **תקציב משרד החינוך** צפויה להישאר קבועה בקירוב בשנים 2020-2021. יצוין כי ההוצאה התקציבית על חינוך מושפעת, בין היתר, מהגידול במספר התלמידים במערכת החינוך וסל השירותים הניתן לתלמיד, וכן היא מכילה את ההשפעה התקציבית של הסכמי השכר הרב-שנתיים עם ארגוני המורים.
- ההוצאה הצפויה על תקציב הביטוח הלאומי צפויה לגדול בכ-2.35 מיליארד ש"ח בכל אחת מהשנים 2020 ו-2021, בעקבות הגדלת השתתפות אוצר המדינה במוסד לביטוח הלאומי. הגדלת ההשתתפות כאמור נועדה עבור מימון ההוצאה של המוסד, בגין תוספת לקצבאות הנכות לפי החלטת הממשלה 3413 מיום 11 בינואר 2018, ובגין התוכנית הלאומית לסיעוד לפי החלטת הממשלה 3379 מיום 11 בינואר 2018.
- ההוצאה על **תקציב משרד הבריאות** צפויה להישאר קבועה בקירוב בשנים 2020-2021. יצוין כי ההוצאה התקציבית על בריאות מושפעת, בין היתר, משינויים בתחזיות נתוני הלשכה המרכזית לסטטיסטיקה אודות מדדים רלוונטיים המשפיעים על היקף הוצאה בתקציב משרד הבריאות.

- ההוצאה הצפויה על **תקציב משרד התרבות והספורט** גדלה בממוצע בכ-0.6 מיליארד ש"ח בכל אחת מהשנים 2020 ו-2021, בעיקר בגין הרפורמה למתן ודאות תקציבית לתחום הספורט באמצעות ניתוק התלות שלו בהימורים. במסגרת הרפורמה המוצעת יחד עם הצעת תקציב 2019, החל משנה זו רווחי המועצה להסדר ההימורים בספורט לא יממנו עוד את תחום הספורט ויועברו להכנסות המדינה; במקום זאת, כלל תקציב התמיכה בפעילות ספורט והתקציב לבינוי תשתיות ומתקני ספורט ייקבע בתקציב משרד התרבות והספורט.

תשתיות

- המשרדים הנכללים באשכול התשתיות הם: משרד התשתיות הלאומיות האנרגיה והמים, משרד התחבורה והבטיחות בדרכים, הרשות הממשלתית למים וביוב ומשרד הבינוי והשיכון.
- ההוצאה בתקציב המקורי לשנת 2019 על אשכול התשתיות עומדת על כ-27.4 מיליארד ש"ח, שהם כ-6.9% מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2019 עד 2022 צפויה ההוצאה על התשתיות לגדול בכ-3.0 מיליארד ש"ח, כך שבשנת 2022 היא תעמוד על כ-30.3 מיליארד ש"ח שהם כ-6.9% מסך ההוצאה הממשלתית.

להלן ההנחות לגבי עיקרי השינויים הצפויים ברכיב הוצאה זה:

- **גידול בקצב הביצוע של פרויקטים להסעת המונים** – במהלך השנים 2020 ו-2021 צפויים לצאת לביצוע מספר פרויקטים להסעת המונים שנקבעו בהחלטת הממשלה 1838 מיום 11 באוגוסט 2016, שעניינה תוכנית השקעה רב-שנתית לפיתוח התחבורה הציבורית במטרופולינים. בנוסף, יחלו קידומי זמינות ועבודות הנדסיות בקו הירוק ובקו הסגול במטרופולין דן ובקו הירוק בירושלים ויחל ביצוע בפועל של הרחבת פרויקט המטרונית במטרופולין חיפה. בנוסף לאמור, קיים צפי להתחלת עבודות בפרויקט הרכבת הקלה שיחבר בין נצרת לחיפה.
- **גידול במתן סובסידיה להפעלת התחבורה הציבורית** – במסגרת ההחלטות התקציביות הקיימות צפוי כי במהלך השנים 2020 ו-2021 תגדל הסובסידיה להפעלת תחבורה ציבורית. הגידול בתקציב נועד להתמודד עם הגידול הטבעי באוכלוסייה, לשפר את רמת השירות ולהפעיל קווי רכבת נוספים שהקמתם תסתיים בשנים הקרובות, בהם המסילה מירושלים לת"א ומסילת 531 שתחבר בין רעננה לקו החוף.
- **שמירה על קצב הביצוע של פרוייקטי הרכבות הכבדות** – במהלך השנים 2020 ו-2021 צפויים להגיע לשיאם מספר פרויקטים עיקריים ברכבת ישראל, שנקבעו במסגרת תוכנית הפיתוח המאושרת של הרכבת, ביניהם: חשמול תשתיות הרכבת, רכש ציוד נייד חשמלי ושדרוג מערכת הבטיחות והאיתות.
- **השקעה בנתיבי תחבורה עם העדפה לתחבורה ציבורית** – במהלך השנים 2020 ו-2021 צפויה להימשך הסטה של ההשקעות בתקציב לפיתוח כבישים, מהשקעה להוספת צירים ומחלפים לרכבים פרטיים אל השקעה בנתיבי העדפה לתחבורה ציבורית. במסגרת זו יקודמו פרויקטי נתיבים מהירים במטרופולין תל אביב, רשת נתיבי תחבורה ציבורית בירושלים ונתיבי העדפה בכבישים ארציים המאופיינים בעומסי תנועה כבדים.
- **גידול בתקציבי הפיתוח של משרד הבינוי והשיכון** – במסגרת מאמצי הממשלה להגדלת היצע הדיור, גדל היקף הפעילות המסובסדת של המשרד לפיתוח תשתיות ביישובי הפריפריה בהתאם להחלטות הממשלה בנושא. בנוסף, במסגרת יישום תוכנית מחיר למשתכן, גדל היקף סבסוד הפיתוח המוענק ביישובים שבהם ערך הקרקע אינו מאפשר מתן הנחה מספקת לתוכנית.

- **גידול בתקציב הסיוע של משרד הבינוי והשיכון** – במסגרת מאמצי הממשלה להגדלת היצע הדיור, ובמיוחד במסגרת תוכנית מחיר למשתכן, שבה ניתנים מענקי רכישה, וכן בשל הגידול בקצב מימוש הסיוע בשכר דירה בשנת 2017, חל גידול בתקציבי הסיוע של המשרד.

ביחס לפרסום הקודם, השינוי העיקרי בקבוצת משרדים זו הוא:

- ההוצאה הצפויה על **תקציב פיתוח התחבורה והתחבורה הציבורית** יורדת בכל אחת מהשנים 2020 ו-2021, בעיקר בעקבות ההפחתות הרוחביות שאושרו בממשלה לצורך ההתכנסות למגבלת ההוצאה המותרת בשנים 2020 עד 2022, אשר באו לידי ביטוי בעיקר בתקציב אחזקת הכבישים. עם זאת, יצוין כי ההשקעה בפיתוח תחבורה צפויה לגדול בשנת 2020 בסך של כ-1.5 מיליארד ש"ח לעומת הצעת התקציב לשנת 2019, ובסך של כ-1.5 מיליארד ש"ח נוספים בשנת 2021 לעומת ההוצאה הצפויה בשנת 2020. כמו כן, יצוין כי התזרימים בפרויקטי פיתוח בתחום הוצאה זה מאופיינים בתנודתיות רבה הנובעת ממשתנים רבים.

משרדי המטה

- קבוצת המשרדים המנהליים כוללת את המשרדים האלה: משרד ראש הממשלה והמטה לביטחון לאומי, משרד האוצר, משרד המשפטים, משרד החוץ ומשרד הפנים ורשות האוכלוסין, ההגירה ומעברי גבול. באשכול זה נכללות גם הוצאות ממשל, כדוגמת: העברות לרשויות מקומיות, תקציב הכנסת, נשיא המדינה, משרד מבקר המדינה ומימון מפלגות.
- ההוצאה בתקציב המקורי לשנת 2019 על אשכול משרדי המטה עומדת על כ-20.6 מיליארד ש"ח, שהם כ-5.2% מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, במהלך השנים 2019 עד 2022, צפויה ההוצאה על משרדי המטה להישאר קבועה בקירוב, כך שבשנת 2022 היא תעמוד על כ-20.5 מיליארד ש"ח, שהם כ-4.6% מסך ההוצאה הממשלתית.

ביחס לפרסום הקודם, עיקרי השינויים בקבוצת המשרדים הזו הם:

- ההוצאה הצפויה על **תקציב משרד הפנים והרשויות המקומיות** גדלה בממוצע בכ-0.15 מיליארד ש"ח בכל אחת מהשנים 2020 ו-2021. הוצאה זו צפויה לכלול, בין היתר, תוספת של כ-0.3 מיליארד ש"ח, החל משנת 2019, בתקציב מענק האיזון המועבר לרשויות המקומיות. זאת לצד השפעת צעדי התאמה קבועים שנועדו לצורך ההתכנסות למגבלת ההוצאה המותרת בשנים 2020 עד 2022.

ענפי המשק

- קבוצת המשרדים הנכללים בענפי המשק כוללת את משרד הכלכלה והתעשייה, משרד התיירות, משרד החקלאות, המשרד להגנת סביבה ומשרד התקשורת.
- ההוצאה בתקציב המקורי לשנת 2019 על אשכול ענפי המשק עומדת על כ-5.9 מיליארד ש"ח, המהווים כ-1.5% מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, במהלך השנים 2019 עד 2022, צפויה ההוצאה על ענפי המשק להישאר קבועה בקירוב, כך שבשנת 2022 היא תעמוד על כ-5.5 מיליארד ש"ח, שהם כ-1.2% מסך ההוצאה הממשלתית.

ביחס לפרסום הקודם, השינוי העיקרי בקבוצת משרדים זאת הוא:

- ההוצאה הצפויה על **תקציב משרד הכלכלה** גדלה בממוצע בכ-0.5 מיליארד ש"ח בכל אחת מהשנים 2020 ו-2021. זאת בעיקר בעקבות תוספת תקציב ליישום התוכנית לחיזוק התעשייה לפי החלטת ממשלה 2261 מיום 8 בינואר 2018, וכן בשל העברת תקציב התפעול והשכר מסעיף תעסוקה (36) לסעיף כלכלה (38) בשל פיצול זרוע התעסוקה ממשרד הכלכלה והתעשייה והעברתה למשרד העבודה, הרווחה והשירותים החברתיים.

החזרי חוב (ריבית וקרן הביטוח הלאומי)

- ההוצאה באשכול זה כוללת את ההוצאה בגין תשלומי ריבית וכן בגין קרן ביטוח לאומי.
- ההוצאה בתקציב המקורי לשנת 2019 על אשכול החזרי חוב (ריבית וקרן בטל"א) עומדת על 52.3 מיליארד ש"ח, שהם כ-13.9% סך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2019 עד 2022 צפויה ההוצאה על החזרי חוב (ריבית וקרן בטל"א) לגדול בכ-6.9 מיליארד ש"ח, כך שבשנת 2022 היא תעמוד על כ-59.2 מיליארד ש"ח, שהם כ-13.4% מסך ההוצאה הממשלתית.

להלן ההנחות לגבי עיקרי השינויים הצפויים ברכיב הוצאה זה:

- **גידול צפוי בתשלומי הריבית** – על פי התחזיות המקרו-כלכליות הנוכחיות ונוכח הגירעון המותר של הממשלה בשנים הבאות, צפוי גידול נומינלי בתשלומי הריבית בשנים הקרובות.
- **גידול בלוח הסילוקין של החזר חוב המדינה למוסד לביטוח הלאומי** – על פי לוח הסילוקין הקיים, צפוי בשנים הבאות גידול נומינלי בהחזר החוב של המדינה למוסד לביטוח לאומי.

ביחס לפרסום הקודם, עיקרי השינויים באשכול זה הם:

- ההוצאה הצפויה על **תשלומי ריבית ועמלות ועל החזר חוב למוסד לביטוח לאומי** קטנה בממוצע בכ-0.3 מיליארד ש"ח, בכל אחת מהשנים 2020 ו-2021, זאת בעקבות גיוס חוב נמוך מהמתוכנן, בין היתר, מאחר שהגירעון בפועל, בשנים 2016 ו-2017, היה נמוך מהגירעון המתוכנן. כמו כן, בשל שינויים בגורמי שוק, ובעיקר שיעור אינפלציה שלילית שנצפתה בפועל, הנמוכה מתחזית האינפלציה שהונחה בעבר, המשך מגמת התחזקות השקל מול הדולר (מרמת שער חליפין של כ-3.9 לרמת שער חליפין של כ-3.5) וכן סביבת הריבית אשר נותרה נמוכה ואפשרה למחזר חוב יקר בחוב זול.

הוצאות אחרות

- ההוצאה באשכול זה כוללת את ההוצאה על גמלאות ופיצויים, לרבות התשלום לקרנות הפנסיה הוותיקות, הוצאות על רשויות פיקוח, רזרבה כללית וכן הוצאות אחרות.
- ההוצאה בתקציב המקורי לשנת 2019 על אשכול הוצאות אחרות עמדה על כ-26.3 מיליארד ש"ח, שהם כ-6.6% מסך ההוצאה.

- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2019 עד 2022 צפויה ההוצאה על הוצאות אחרות לגדול בכ-0.6 מיליארד ש"ח, כך שבשנת 2022 היא תעמוד על כ-26.9 מיליארד ש"ח, שהם כ-6.1% מסך ההוצאה הממשלתית. לפיכך, ההוצאה הממשלתית באשכול זה צפויה לקטון בין השנים 2019 ל-2022 בשיעור של כ-0.5%.
- להלן ההנחות לגבי עיקרי השינויים הצפויים ברכיב הוצאה זה:
- **הסדר תשלום לקרנות הפנסיה הוותיקות** – היקף ההוצאה החזויה להסדר התשלומים לקרנות הפנסיה הוותיקות הוא בהתאם ללוח סילוקין שקבעה הממונה על שוק ההון וכן בהתאם לעדכון נתוני תחזית הלשכה המרכזית לסטטיסטיקה אודות מדדים רלוונטיים.

ביחס לפרסום הקודם, השינוי העיקרי בקבוצת משרדים זאת הוא:

- ההוצאה הצפויה על תקציב מענקי העבודה (מס הכנסה שלילי) עודכנה כלפי מעלה, בעקבות עדכון תחזית היישום של החלטות מנהליות בתכולת המענק ובשל עלייה גדולה מהצפוי בשיעור מימוש המענקים בקרב האוכלוסיות הזכאיות למענקים אלה.

מחירי התקציב

בנוסף לגידולים הריאליים בתקציב המדינה, חלק ניכר מעדכון בסך התחייבויות הממשלה נובע מהצמדת התקציב למקדמי התקציב. מקדמי התקציב העיקריים הם: השכר הממשלתי, מטבע החוץ (שער חליפין דולר ושער חליפין אירו), השכר הממוצע במשק, שכר המורים ומדד הצמדת הגמלאות.

מקדם השכר הממשלתי נקבע בהסתמך על הסכמי השכר הידועים בלבד, לרבות הסכם השכר הרב-שנתי עם ההסתדרות הכללית מחודש דצמבר 2015, אשר עודכן בהסכמות בין האוצר להסתדרות בחודש אוגוסט 2016 ובחודש ינואר 2018. כמו כן הוא נקבע בהסתמך על הנחת הגידול בשכר עובדי המדינה.

הוצאות חד-פעמיות שלא נלקחו בחישוב היקף הוצאות הממשלה בשנים 2020 ואילך

היקף הוצאות הממשלה המובא במסמך זה עבור השנים 2020 עד 2022 מהווה את היקף המחויבויות הידועות נכון למועד הפרסום. עקב הוראות סעיף 40א לחוק חלות על הממשלה מגבלות לקבל החלטות רב-שנתיות חדשות, שביצוען כרוך בחריגה מהמסגרות הפיסקליות הרב-שנתיות הקבועות בחוק. משכך, הממשלה נוטה לקבל החלטות בעלות תוקף מחייב רק לשנות כספים שלגביהן קיים חוק תקציב מאושר. בהתאם לכך, לא נלקחות בחישוב זה הוצאות מסוימות אשר התקבלה לגביהן החלטה בעלת תוקף מחייב לשנים 2019 בלבד, וביניהן: סבסוד מסגרות לימודיות נוספות בשעות אחר הצהריים (צהרונים), (בהתאם להחלטת הממשלה 3377 מיום 11 בינואר 2018), תוכנית בתי הספר של החגים (חופשות לימוד), הגדלת ההכנסה הפנויה של הורים ועובדים באמצעות הרחבת מענק עבודה (בהתאם להחלטת הממשלה 3383 מיום 11 בינואר 2018), הארכת תוכנית מחיר למשתכן וכן הסכמים פוליטיים בעלי משמעות תקציבית (בהתאם להחלטת הממשלה 3393 מיום 11 בינואר 2018).

יצוין כי קיימת סבירות שטרם שנת התקציב 2019 תחליט הממשלה על הארכת תוקף מחויבויות אלו. נכון להיום, היקף מחויבויות אלו נאמד בסך של כ-3.5 עד כ-4 מיליארד ש"ח בשנה.

רזרבת התאמות לתקציב 2019 – לנוכח המועד שנקבע לאישור תקציב המדינה לשנת הכספים 2019 ובשל הפער בין שלב התכנון של התקציב לביצועו, לשם שמירה על מסגרות התקציב בשנת 2019 ובהתאם להחלטת ממשלה 3409 מיום 11 בינואר 2018, הצעת התקציב לשנה זו כוללת תקציב התאמות בסך של 1.5 מיליארד ש"ח.

התפתחות ההוצאה הממשלתית בהשוואה רב-שנתית

בין השנים 2019–2022, הגידול הריאלי השנתי הצפוי בתקציב המדינה עומד על כ-2.9%, בהשוואה לגידול ריאלי שנתי ממוצע בשיעור של כ-3.5% בעשור שבין 2009–2019.

כפי שניתן לראות בגרף שלהלן, ההוצאה בגין ביטחון וסדר ציבורי עלתה בשיעור ריאלי שנתי של כ-3.0% במהלך העשור שבין השנים 2009–2019, ואנו מניחים כי בין השנים 2019–2022 תגדל ההוצאה בגין ביטחון וסדר ציבורי בשיעור נמוך יותר של כ-1.6% בשנה.

ההוצאה בגין שירותים חברתיים עלתה בשיעור ריאלי שנתי מהיר של כ-5.4% במהלך העשור שבין 2009–2019, ואנו מניחים כי בשנים 2019–2022 תימשך מגמת הגידול בהוצאה בגין נושא זה בשיעור מעט נמוך יותר של כ-4.3% בשנה.

ההוצאה בגין תשתיות עלתה בשיעור ריאלי שנתי של כ-3.1% במהלך העשור שבין 2009–2019, ואנו מניחים כי בין השנים 2019–2022 תימשך מגמת הגידול בהוצאה בגין נושא זה בשיעור של כ-2.9% בשנה.

ההוצאה בגין משרדי המטה עלתה בשיעור ריאלי שנתי מהיר של כ-4.2% במהלך העשור שבין 2009–2019, ואנו מניחים כי בין השנים 2019–2022 ההוצאה בגין נושא זה תפחת בשיעור של כ-0.8% בשנה.

ההוצאה בגין ענפי המשק עלתה בשיעור ריאלי שנתי מהיר של כ-5.8% במהלך העשור שבין 2009–2019, ואנו מניחים כי בין השנים 2019–2022 תפחת ההוצאה בגין נושא זה בשיעור של כ-2.9% בשנה.

ההוצאה בגין החזרי חוב עלתה בשיעור ריאלי שנתי של כ-0.6% במהלך העשור שבין 2009–2019, ואנו מניחים כי בין השנים 2019–2022 תגדל ההוצאה בגין נושא זה בשיעור של כ-3.5% בשנה.

בעשור שבין 2009–2019 לא נצפה כמעט שינוי ריאלי שנתי בהיקף ההוצאה בגין הוצאות אחרות, ואנו מניחים כי בין השנים 2019–2022 תימשך המגמה, כך שההוצאה בגין נושא זה צפויה להישאר קבועה בקירוב.

התפתחות ההוצאה הממשלתית בהשוואה רב-שנתית

(2009-2019 לעומת 2019-2022)


6%
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
-4%
3.0%
1.6%
5.4%
4.3%
3.1%
2.9%
4.2%
-0.8%
5.1%
-2.7%
0.6%
3.5%
-0.2%
0.2%
3.5%
2.9%
הביטחון והסדר הציבורי
השירותים החברתיים
התשתיות
משרדי המטה
ענפי המשק
החזרי חוב
הוצאות אחרות
ממוצע שינוי שנתי 2009-2019
ממוצע שינוי שנתי 2019-2022
גידול שנתי ממוצע בסך ההוצאה 2009-2019
גידול שנתי ממוצע בסך ההוצאה 2019-2022

הכנסות הממשלה בטווח הבינוני

פרק זה משווה את התחזיות המקרו-כלכלית ותחזית הכנסות המדינה שפורסמו בחודש נובמבר 2017 במסגרת תוכנית התקציב לשנים 2019 עד 2021 (הפרסום הקודם) לעדכון התחזיות המבוצע כעת בחודש פברואר 2018 עבור השנים 2020 עד 2022 (הפרסום הנוכחי), זאת על בסיס תחזיות עדכניות שנערכו בחודש ינואר 2018. בהמשך הפרק תוצג המתודולוגיה לעריכת התחזית, עדכון התחזית לגבי סביבה מקרו-כלכלית וכן תחזית להכנסות ממיסים, מאגרות ומהכנסות אחרות.

התחזית הקודמת לטווח הבינוני (2019 עד 2021) פורסמה במסגרת עדכון תוכנית התקציב הרב-שנתית לשנים 2019 עד 2021 (הפרסום הקודם) והתבססה על תחזיות הגבייה לשנים אלו.

מתודולוגיית עריכת התחזית

בשל אופק התחזית הרחוק, הצפי להכנסות הממשלה לשנים 2020 עד 2022 נערך בשני שלבים כדלקמן:

- התחזית לשנים 2019-2018 בוצעה באמצעות מודל אקונומטרי הקושר בין הכנסות המדינה למגוון משתנים כלכליים (כגון צמיחה, תעסוקה, שערי חליפין ומחירים).
- התחזיות לשנים 2020 עד 2022 מבוססות על תרחיש מרכזי המשקף את פוטנציאל הצמיחה של המשק בטווח הבינוני והנחות אחרות ביחס לקצב גידול המחירים ומצרפי שוק העבודה, תוך הנחה לגבי גמישות נורמטיבית של ההכנסות ממיסים וההכנסות האחרות.

הנחות מרכזיות המשמשות לגיבוש התחזית

תחזית ההכנסות מבוססת על תרחיש מקרו-כלכלי מרכזי, לפיו קצב הצמיחה יהיה בסביבות 3%, שהוא פוטנציאל צמיחת המשק בטווח הבינוני-קצר. עם זאת, בתקופת הנומרטור, תחילת הפקת הגז משדות לוויתן וכריש צפויה לתרום לצמיחה בשנים 2020-2021. בשלב הראשון התרומה לתוצר תהיה מוגבלת על ידי הביקוש המקומי, אשר אינו גדול דיו כדי לקלוט את מלוא פוטנציאל ההפקה של שדות תמר לוויתן וכריש יחד. הערכה לגבי תרומת הפקת הגז נכללת בתרחיש הבסיס לצמיחה בשנים אלו. ייצוא הגז, אשר יחל ככל הנראה מעבר לאופק הנומרטור, צפוי להביא לתרומה נוספת לצמיחה במועד תחילתו.

בתחום האינפלציה ההנחה היא שבנק ישראל יפעל לכנס את קצב האינפלציה למרכז היעד הממשלתי (1% עד 3%). עם זאת, חשוב לציין כי יעד האינפלציה אינו מושג מאז שנת 2014, כך שתקופת ההתכנסות ליעד עלולה להיות ארוכה. ההנחה בתרחיש הבסיס היא כי קצב האינפלציה יתכנס ליעד לקראת סוף תקופת הנומרטור של הפרסום הנוכחי (שנת 2022). בדומה לשנת 2017, מחירי התוצר צפויים לצמוח בקצב הדומה לאינפלציה. הנחה זו היא תוצאה של שתי מגמות מנוגדות: הגידול הריאלי של השכר תורם לעלייה במחירי התוצר, ומנגד מגמת התיסוף פועלת להקטנת העלייה. כמו כן התחזית מניחה כי האוכלוסייה צפויה לגדול על פי תרחיש הביניים של תחזית הלשכה המרכזית לסטטיסטיקה.

כל המודלים משתמשים במאגר נתונים משותף, מניחים הנחות דומות ומתבססים על צפי אחיד לסביבת המקרו, תוך שינויים והתאמות כנדרש במקרים של הרעה משמעותית במצב הביטחוני, שינויים דרמטיים בסביבה הכלכלית המקומית ו/או העולמית ומביאים בחשבון שינויי חקיקה שהיו ידועים במועד ביצוע התחזית. הצפי להכנסות המובא בסעיף הבא מניח את צעדי המדיניות שאושרו עד ינואר 2018 (כולל) תוך הבחנה בין צעדים חד-פעמיים לבין אלו הנכללים בבסיס הגבייה. בתוך כך, בתחום המיסים, התחזית כוללת את הצעדים להורדת מכסים ומיסי קנייה, העלאת נקודות זיכוי בגין ילדים, העלאת הבלו על הפחם, על הפטקוק ועל חומרים ממיסים, שינוי בפחת על נכסים לא מוחשיים, צמצום הסדר הסולר והשימוש במזומן במשק. סך הכול, בשנים 2021-2022 יביאו הצעדים להשפעה שלילית נטו על הכנסות המדינה ממיסים בהיקף של 1.5 מיליארד ש"ח לשנה.

להלן ריכוז ההנחות המרכזיות המשמשות לגיבוש תחזית ההכנסות (באחוזים; שיעורי שינוי שנתיים):

תרחיש בסיס לטווח הבינוני	צמיחה	מחירי התוצר	אינפלציה
2019 (תחזית)	3.1%	1.6%	1.1%
2020 (תרחיש הבסיס לטווח הבינוני)	3.2%	1.3%	1.3%
2021 (תרחיש הבסיס לטווח הבינוני)	3.1%	1.6%	1.6%
2022 (תרחיש הבסיס לטווח הבינוני)	2.9%	2.0%	2.0%

תחזית הכנסות המדינה לשנים 2020 עד 2022

בשנים 2020 עד 2022 צפויות ההכנסות ממיסים ומאגרות לעלות בהתאם לקצב הצמיחה, בהנחת גמישות גבוהה מעט מיחידתית. ההכנסות צפויות לכלול תשלום מס חברות נוסף ותמלוגים בגין הפקת הגז שתחל משדות לוויתן וכריש תנין בהיקף של מספר מאות מיליוני ש"ח בודדים מדי שנה. לצורך חישוב גדלים נומינליים, ההכנסות ממיסים ומאגרות מקודמות באמצעות שילוב של מדד המחירים לצרכן ומחירי התוצר (במשקל שווה). במקביל, ההכנסות האחרות צפויות לשמור על יציבות יחסית (אך יחולו שינויים בסיווג הכנסות אלו).

הגבייה הצפויה בטווח הבינוני-ארוך (מיליארדי ש"ח)

	סעיף	2020	2021	2022
תרחיש בסיס	הכנסות ממיסים ואגרות	338.5	353.8	369.9
	הכנסות אחרות	29.3	29.6	29.8
	סך ההכנסות	**367.7**	**383.4**	**399.6**
כולל יישום צעדי מדיניות ושינויי חקיקה	הכנסות ממיסים ואגרות	338.7	352.4	368.3
	הכנסות אחרות	29.9	30.5	30.7
	סך ההכנסות	**368.6**	**382.9**	**399.0**
	תוצר נומינלי	1,434	1,501	1,575
	נטל הכנסות המדינה (כ-% מהתוצר)	**25.7%**	**25.5%**	**25.3%**

* הבדלים בסכומים המצרפיים נובעים מעיגול ספרות.

נטל המס הממשלתי, המייצג את משקל סך הכנסות המדינה ממיסים ומאגרות בתוצר המקומי הגולמי, עמד על כ-23.4% תוצר בשנת 2016, עלה ל-24.4% בשנת 2017 (בעקבות הכנסות חד-פעמיות בהיקפים חריגים בשנה זו) וצפוי לרדת חזרה לרמה שבין 23.4% תוצר ל-23.6% תוצר בטווח הקצר-בינוני (ראה תרשים להלן). התפתחות נטל המס הושפעה משינויים במדיניות המיסוי – שיעורי המס ירדו בשנים 2009-2003 ומשנת 2010 התהפכה המגמה. בשנים האחרונות נטל המס מושפע מגאות בשוק העבודה, מהכנסות בעלות אופי חד-פעמי, משיעורי אינפלציה נמוכים (בפרט בהשוואה למחירי תוצר) ומהרכב צמיחה תומך מיסוי. בשנים 2020–2022 מושפעת הירידה בנטל המס גם מכך שהמכנה כולל את השפעת הגידול בהפקת הגז על התוצר בעוד שההשפעה על הכנסות המדינה בטווח הקצר היא נמוכה יותר. במקביל, משקלן של ההכנסות האחרות בתוצר יורד בשל השחיקה ההדרגתית

בהעברות מהמוסד לביטוח לאומי וכתוצאה מכך שחלק מהסעיפים הנוספים ברכיב זה אינם קשורים באופן ישיר לפעילות הכלכלית.

נטל המס ותקבולי הכנסות אחרות בשנים 2017-2000 ותחזית לשנים 2022-2018

(הכנסות המדינה כשיעור מהתמ"ג, כולל צעדים מתוכננים)


נטל ההכנסות האחרות
נטל המס
סך נטל הכנסות המדינה
33.0
31.0
29.0
27.0
25.0
23.0
21.0
19.0
17.0
15.0
31.0
29.5
30.8
29.5
29.5
30.4
31.0
30.4
28.0
25.2
25.6
25.5
24.8
25.4
25.6
25.8
26.7
26.7
25.9
26.0
25.7
25.5
25.3
4.0
2.9
5.1
4.6
4.5
5.1
5.0
4.4
4.3
3.4
3.2
2.9
2.8
2.7
2.6
2.7
3.3
2.3
2.4
2.4
2.1
2.0
1.9
27.0
26.6
25.7
23.7
21.8
24.4
23.5
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018*
2019*
2020*
2021*
2022*

*תחזית

הגירעון ומימונו לשנת הכספים 2019

ההוצאות וההכנסות לחישוב הגירעון

- ההוצאה התקציבית לחישוב תקרת הגירעון עומדת על כ-396.9 מיליארד ש"ח בשנת הכספים 2019.
- תחזית הכנסות המדינה עומדת על כ-356.7 מיליארד ש"ח בשנת הכספים 2019.
- פירוט תחזית הכנסות המדינה ממסים ומהכנסות אחרות מופיע בפרק תחזית הכנסות המדינה לשנת הכספים 2019 בחוברת זו.

הגירעון בתקציב המדינה

הגירעון הכולל ללא אשראי בשנת הכספים 2019 צפוי להסתכם בכ-40.2 מיליארד ש"ח, המהווים כ-2.9% תוצר, זאת בהתבסס על הנחת צמיחה של 3.1% (התוצר החזוי לשנת 2019 הוא כ-1,371.4 מיליארד ש"ח).

הגירעון הכולל (לרבות אשראי נטו) בשנת הכספים 2019 צפוי לעמוד על כ-38.8 מיליארד ש"ח, המהווים כ-2.8% תוצר.

מימון הגירעון הכולל בשנת הכספים 2019

במיליארדי ש"ח

	סך המימון בחוק מקורי לשנת 2018	סך המימון בהצעת התקציב לשנת 2019
החזר אשראי (נטו)	2.6	1.4
הכנסות ממכירת קרקעות	0.6	0.2
הפרטות	0.5	-
הלוואות מחו"ל (נטו)	7.1	1.0
מִלוות מהציבור (נטו)	27.7	37.6
סך הכול	**38.5**	**40.2**

הערה: תיתכן תחלופה בין הרכיבים השונים של מימון הגירעון.

הגירעון התקציבי ומימונו

(באלפי ש"ח)

	ביצוע התקציב לשנת 2016	חוק מקורי לשנת 2018	הצעת התקציב לשנת 2019
חלק א: גרעון			
עודף (+) / גירעון (-) ללא אשראי	**-25,518,462**	**-38,505,962**	**-40,216,126**
התאמות נדרשות לבסיס מזומן*	**-592,858**		
=========	=========	=========	=========
סך-הכול הכנסות ללא גביית קרן	**321,929,558**	**337,850,000**	**356,720,000**
מסי הכנסה ורכוש	143,621,140	157,830,000	171,915,000
מכס ומע"מ ללא מע"מ ייבוא ביטחוני	132,369,144	141,900,000	144,555,000
אגרות	6,714,180	7,500,000	6,650,000
מע"מ ייבוא בטחוני	1,377,544	1,514,756	1,615,652
גביית חובות - ריבית	867,551	720,000	609,000
מלווה מהמוסד לביטוח לאומי	23,189,198	21,120,000	23,818,000
מענקים	10,607,382		
כל יתר ההכנסות	3,183,418	7,265,244	7,557,348
סך-הכול הוצאות ללא מתן אשראי	**346,855,162**	**376,355,962**	**396,936,126**
משרדים מנהליים	48,694,313	54,258,379	58,444,624
משרדים חברתיים	150,278,590	169,188,077	181,014,382
משרדים כלכליים	22,966,041	26,791,138	28,815,205
ביטחון	72,541,138	65,607,626	68,443,081
הוצאות שונות	3,545,647	4,674,137	6,796,834
רזרבה כללית		3,500,000	1,120,000
ריבית + קרן לביטוח לאומי	48,829,433	52,336,605	52,302,000

	ביצוע התקציב לשנת 2016	חוק מקורי לשנת 2018	הצעת התקציב לשנת 2019
אשראי נטו	**2,702,342**	**2,633,339**	**1,370,999**
---------------	------------	------------	------------
מתן אשראי	260,125	364,661	495,001
החזרי אשראי	2,962,467	2,998,000	1,866,000
עודף (+) / גירעון (-) כולל אשראי	**-22,816,120**	**-35,872,623**	**-38,845,127**
חלק ב: מימון**			
סך-הכול הלוואות מחו"ל - נטו	**2,882,869**	**7,019,000**	**990,487**
---------------	------------	------------	------------
קבלת הלוואות	11,613,557	12,670,000	10,871,487
פרעון חובות	8,730,688	5,651,000	9,881,000
סך-הכול הלוואות מקומיות - נטו	**19,691,451**	**27,711,622**	**37,654,640**
---------------	------------	------------	------------
קבלת הלוואות	87,823,659	105,352,622	109,947,140
פרעון חובות	68,132,208	77,641,000	72,292,500
סך-הכול הכנסות הון נטו	**1,826,014**	**1,142,000**	**200,000**
---------------	------------	------------	------------
הפרטה	2,575,061	1,142,000	200,000
בניכוי: הוצאות הון	749,047		

* התאמות נדרשות לצורך הצגת הגירעון הממשלתי על בסיס מזומן בהתאם לשינויים ביתרות המזומנים בבנק ישראל.

** תיתכן תחלופה בין מימון בחו"ל לבין מימון מקומי.

חלק ג
סקירת עיקרי ההוצאות והפעולות של משרדי הממשלה

הביטחון והסדר הציבורי

משרדי המטה

השירותים החברתיים

ענפי המשק

תשתיות

החזרי חוב

הוצאות אחרות

הביטחון והסדר הציבורי

קבוצת המשרדים העוסקים בביטחון ובסדר הציבורי כוללת את משרד הביטחון ואת המשרד לביטחון הפנים.

מאפייני התקציב

אחד מתחומי ההוצאה העיקריים בהצעת התקציב לשנת הכספים 2019 הוא אשכול הביטחון והסדר הציבורי. סך התקציב המופנה למימון אשכול זה מסתכם בסכום כולל של 106.2 מיליארד ש"ח ברוטו בשנת 2019 (סכום זה כולל הוצאה נטו בגובה 87.3 מיליארד ש"ח) והוצאה מותנית בהכנסה, המושפעת בעיקר מהסיוע הביטחוני האמריקאי, אשר עומדת על 18.9 מיליארד ש"ח בשנת 2019. שיעור ההוצאות המופנות לפעילות בגין הביטחון והסדר הציבורי עומד על כ-24.2% מסך ההוצאה התקציבית ברוטו בשנת 2019 (בניכוי עלויות קרן וריבית).

בנובמבר 2015 נחתם סיכום תקציבי לתקציב הביטחון לשנים 2015-2020 בין משרד האוצר ומשרד הביטחון, ובמאי 2016 סיכום עקרונות ליישומו (להלן: הסיכום התקציבי). הסיכום התקציבי מסדיר את מסגרת תקציב הביטחון, ומסדיר מנגנוני שקיפות ובקרה, הגברת ההתייעלות ומיקוד התקציב בליבת העיסוק של מערכת הביטחון.

המשרדים העוסקים בביטחון ובסדר הציבורי מאופיינים בעתירות כוח אדם, לכן חלק ניכר מתקציב משרדים אלה מיועד למימון הוצאות שכר וגמלאות. בנוסף, חלק משמעותי מההוצאה מופנה לרכש, חלקה נכלל בהוצאה התקציבית נטו וחלקה מתבסס על סיוע חוץ.

תקציב הביטחון והסדר הציבורי לשנת הכספים 2019

במיליארדי ש"ח


הוצאה נטו
הוצאה מותנית בהכנסה
בטחון
55.2
17.6
בטחון פנים
18.8
בטחון-אחר
13.3
0
5
10
15
20
25
30
35
40
45
50
55
60
65
70
75

משרד הביטחון

הצעת תקציב משרד הביטחון לשנת הכספים 2019 מסתכמת בכ-72.9 מיליארד ש"ח בשנת 2019 (מהם כ-55.3 מיליארד ש"ח בהוצאה נטו וכ-17.6 מיליארד ש"ח בהוצאה מותנית בהכנסה). כמו כן בשנת 2019 תועמד למשרד הביטחון הרשאה להתחייב בגובה של 36.7 מיליארד ש"ח.

דגשים לשנת הכספים 2019

במסגרת אישור תקציב המדינה, ובמסגרת החלטת ועדת השרים לענייני ביטחון לאומי ב/153 מיום 11 באוגוסט 2016 קבעה הממשלה כי בסיס תקציב הביטחון נטו יעמוד בשנת 2019 על כ-55.3 מיליארד ש"ח וזאת לאחר ביצוע קיצוצים רוחביים ולאחר הצמדת מחירים. סכום זה אינו כולל את סך ההשתתפות החיצונית בגין משמעויות החלטת ממשלה 2392 (מעבר אמ"ן ותקשוב לנגב ופרוייקטי שוה"ם 3).

להלן גרף המציג את התפתחות תקציב הביטחון משנת 2012 עד שנת 2019, בחלוקה לתקציב נטו ולתקציב הוצאה מותנית בהכנסה, בעת אישור התקציב ובסיום השנה:

התפתחות תקציב הביטחון בין 2012-2019
במחירים שותפים, במליארדי ש"ח


160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
-
-20.0
2012
2013
2014
2015
2016
2017
2018
2019
61.1
60.7
68.0
70.5
69.5
72.2
70.5
72.9
1.1
6.3
3.2
5.3
3.5
0.7
7.4
9.0
1.5
9.6
2.5
7.9
5.4
18.5
1.5
16.5
17.6
מקורי נטו
תוספות נטו עלי"ש
הוצאה מותנית בהכנסה
הוצאה מותנית בהכנסה- עלי"ש
סה"כ תקציב

באירועים חריגים ניתנות תוספות בגין עלויות לחימה. לדוגמה, בגין מלחמת לבנון השנייה בשנת 2006 שופתה מערכת הביטחון בסך של 8.2 מיליארד ש"ח למימון הוצאות הלחימה, בגין מבצע "עופרת יצוקה" בשנים 2008–2009 שופתה מערכת הביטחון בסכום של 2.45 מיליארד ש"ח ובגין הוצאות הלחימה של מבצע "צוק איתן" שופתה מערכת הביטחון בסכום של כ-7 מיליארד ש"ח (מתוכם 6.25 מיליארדי ש"ח בתקציב הוצאה בשנת 2014).

החל משנת 2017 כלל מענק הסיוע האמריקאי נרשם כהוצאה מותנית בהכנסה. חלק מהגידול בהוצאה המותנית בהכנסה והקיטון בתקציב נטו נובע מהעברת הסיוע האמריקאי ייעודי מתקציב נטו להוצאה המותנית בהכנסה (כפי שיפורט בהמשך).

שינויים עיקריים בין השנים (תקציב מקורי ברוטו)

תקציב	2017	2018	2019
תקציב נטו	52.2	54.0	55.3
הוצאה מותנית בהכנסה	18.5	16.5	17.6
סה"כ תקציב ברוטו	70.7	70.5	72.9

תקציב	2017	2018	2019
הרשאה להתחייב	35.9	34.4	36.7

סיכום תקציבי לתקציב הביטחון לשנים 2020-2015

לשם הנהגת תוכנית רב-שנתית לצה"ל לחומש הקרוב (לשנים 2016 עד 2020) תוך הסדרת מנגנוני שקיפות ובקרה, הגברת ההתייעלות ומיקוד התקציב בליבת העיסוק של מערכת הביטחון, נחתם ביום 24 בנובמבר 2015 בין משרד האוצר ומשרד הביטחון סיכום תקציבי לתקציב הביטחון לשנים 2020-2015 (להלן - הסיכום התקציבי). כמו כן, ביום 19 במאי 2015 נחתם בין משרד האוצר ומשרד הביטחון סיכום עקרונות לאופן יישום הסיכום התקציבי.

ביום 11 באוגוסט 2016 אימצה הממשלה בהחלטה ב/136 את עקרונות הסיכום התקציבי בכפוף לשינויים עליהם הוחלט בסיכום העקרונות לאופן יישומו, להלן עיקריו:

מתווה התקציב לשנים 2020-2017

בסיס תקציב הביטחון לשנים 2020-2017 יעמוד על סכום של 56 ועוד 3 מיליארד ש"ח במחירי 2015, כלומר בסך הכול יעמוד בסיס התקציב על סכום של 59 מיליארד ש"ח במחירי 2015. מעבר לסכומים הנ"ל, יתווסף לבסיס תקציב הביטחון החל משנת 2017, מדי שנה, סכום של 375 מיליוני ש"ח עד לשנת 2020 (כך שבסיס התקציב בשנת 2020 יעמוד על 60.5 מיליארד ש"ח).

כמו כן, מעבר לסכומים לעיל, בשנים 2020-2016, לטובת יישום מודל הקבע, הקטנת מצבת אנשי הקבע המובהק בצה"ל והפחתת עלויות הפנסיה והשכר בצה"ל, יתווסף סכום של 300 מיליוני ש"ח באופן חד-פעמי בכל שנה ועל בסיס עמידה ביעדים. במידה ולא תעמוד מערכת הביטחון ביעדים הנוגעים לנושאי היקף כ"א וגובה תקציב השכר והגמלאות, יקוזזו הסכומים האמורים שיתווספו בשנה העוקבת.

סכומים אלו יוצמדו החל משנת 2016 (קרי, הסיכום נחתם במחירי 2015) באופן הזה:

- שכר - מדד שכר ממשלה מרכזית
- מטבע חוץ - על בסיס שע"ח התקציבי
- קניות - מדד מחירי הצרכן
- גמלאות - מדד מחירי הצרכן
- דמי קיום חיילי חובה - מדד מחירי הצרכן

הסכומים האמורים לתקציב 2016 ואילך אינם כוללים תקציב בגין פרויקטי שוה"ם, צה"ל לנגב (למעט נתח משרד הביטחון), הגדר המזרחית (שלב א'), מים כלכליים, נגזרות תקציביות המפורטות בהסכמי הפרטת תע"ש (למעט שנת 2015), קיצור שירות החובה, והסכמים בין משרדיים חדשים, ככל שייחתמו.

התאמת בסיס התקציב, שינויים מבניים ופינוי מקורות

במסגרת בניית התקציב לשנת 2017 ואילך נערכו מספר שינויים מבניים בתקציב הביטחון, שעיקרם הפחתה בסך של כ-0.24 מיליארד ש"ח בהמשך להחלטת ממשלה 1841 מיום 11 באוגוסט 2016 שעניינה הקמת קרן ארנונה

לערי עולים, בגין ההפרש בין חיובי הארנונה שהיו משולמים אילו אותם ערים ויישובים שבגינם משולמים תשלומי ארנונה לא היו מוכרזים כערי ויישובי עולים. שנוי מבני נוסף הוא העברת מט"ח הסיוע לתקציב ההוצאה המותנית בהכנסה. גג תקציב הביטחון נטו הופחת במלוא סכום ההעברה, למעט המע"מ המתוקצב במסגרת התקציב נטו. יובהר כי השינוי מתבצע בכפוף לכללי החשבונאות הלאומיים וכמתחייב בחוק.

שיקום ומשפחות

יישום עקרונות המלצות הוועדה הציבורית לבחינת אמות המידה לזכאות לסיוע מאגף שיקום נכים ומאגף משפחות והנצחה במשרד הביטחון (להלן – ועדת גורן). כמו כן, אישרה הממשלה את מסמך העקרונות המשותף בכל הנוגע להמלצות ועדת גורן שנחתם על ידי מנכ"ל משרד רה"מ, מנכ"ל משרד הביטחון ויו"ר ארגון נכי צה"ל ביום 1 בינואר 2013.

התייעלות

במסגרת הסיכום התקציבי לשנים 2016–2020 נקבע ייעד התייעלות שמטרתו להוביל לפינוי מקורות בסך 0.5 מיליארד ש"ח לפחות בשנה.

נושאי כוח אדם

החלת מודל קבע חדש שעקרונותיו: הצערת גילאי קידום ופרישה לקצינים בקבע, כך שגיל הפרישה הממוצע לקצינים יעמוד על 43 בשנת 2024, הוספת שער יציאה ארגוני נוסף לקצינים מהמערכת לאחר 14 שנות ותק, העלאת גיל הפרישה לנגדים, כך שיעמוד בממוצע על 53 בשנת 2032, קביעת מכסות פרישה, הסדרת היקף שיאי כ"א לפי אוכלוסיות וסוג העסקה, מענה להעלאת שכר הקבע הראשוני, הגבלת היקף האל"מים ומעלה החל משנת 2016 והיקף רס"נים בכירים החל משנת 2023 ואילך.

עוד הוסכם על מעבר לניהול ההוצאה על שכר וגמלאות על ידי קביעת מתווה תקציבי רב-שנתי להוצאות אלו, וקביעת מגבלה לקצבה החודשית ברמת הפרט, כך שפנסיית הגישור לא תעלה על הפנסיה תקציבית, ותופחת בהדרגה לרמה ממוצעת של 12,000 ש"ח צמוד למדד שכר ממשלה מרכזית תוך קביעת מנגנונים להבטחת ירידת הפנסיה לרמה הנ"ל.

כמו כן, סוכם על קיצור שירות החובה לגברים ל-30 חודשים החל ממגויסי יוני 2020, והגדלת דמי קיום לחיילי חובה ב-50% החל משנת 2016 (תוספת לבסיס תקציב הביטחון).

נקבע כי המשרדים יפעלו למימוש הפעלת מעטפת משא"ן התומכת את מעבר יחידות צה"ל דרומה, בהיקף של עד 1.3 מיליארד ש"ח ממקורות משרד האוצר.

נקבע כי ימומש הסכם שכר הנגדים משנת 2013.

שקיפות ובקרה

כחלק מאימוץ הסיכום התקציבי, ביום 11 באוגוסט 2016 התקבלה החלטת הממשלה ב/136 המרחיבה את מהלכי השקיפות ובקרה על תקציב הביטחון בתחום התקציב והשכר. לפי החלטת הממשלה, משרד הביטחון יאפשר

למשרד האוצר גישה ישירה לכלל הנתונים במערכת התקציב של משרד הביטחון. בכלל זה, מוצגים נתוני מערכת התקציב בזמן אמת, בהתאם לעקרונות שנקבעו בנוהל השקיפות הבין-משרדי מיום 20 באפריל 2016 ובהתאם לבקשות האגף.

התוכנית הרב-שנתית – תר"ש גדעון

בתאריך ה-20 באפריל 2016 אישרה ועדת השרים לענייני ביטחון לאומי ("הקבינט") את התוכנית הרב-שנתית של מערכת הביטחון לבניין הכוח של צה"ל לשנים 2020-2016 (תר"ש גדעון), המתבססת על הסיכום התקציבי בין משרד האוצר למשרד הביטחון. בהמשך להחלטות הממשלה בעת גיבוש תקציב 2019, משרד האוצר ומשרד הביטחון רואים חשיבות במתן מענה לצרכים התקציביים שעוגנו בהחלטות ממשלה ובסיכומים בין-משרדיים, לשם עמידת משרד הביטחון בתר"ש.

הבקרה על תקציב הביטחון

בחוק יסודות התקציב קיים פרק ייחודי העוסק בתקציב הביטחון (פרק ג', סעיפים 18 ו-19), אשר מבחין בין משרד הביטחון למשרדים אחרים וקובע כללים ייחודיים לגבי ניהול התקציב. בין היתר, משרד האוצר, על פי הצעת שר הביטחון, מחויב בהודעה לכנסת רק בדיעבד על ביצוע שינויים תקציביים עד לסכום מסוים (באמצעות פניות רבעוניות). הדבר נובע מאופי הפעילות הייחודי של משרד הביטחון.

תהליכי הבקרה והשקיפות השתפרו והורחבו בשנים האחרונות הן ע"י גורמים שונים בממשלה – משרד האוצר, ועדת השרים לענייני ביטחון לאומי (הקבינט המדיני-הביטחוני), מבקר המדינה והמועצה לביטחון לאומי הן ע"י הכנסת באמצעות ועדת חוץ וביטחון (וועדות המשנה שלה) והוועדה המשותפת לתקציב הביטחון. בכלל זה, נעשו מספר צעדים להגברת הפיקוח והשקיפות האזרחית על תקציב הביטחון במסגרת החלטות הממשלה והסיכומים בין משרד האוצר למשרד הביטחון: פרסום חלק מתקציב הביטחון הלא מסווג וקביעת כללים מגבילים על ניהולו, בקרה על תהליך קבלת החלטות בפרויקטים רב-שנתיים ונושאים נוספים.

החל משנת 2005, חשב משרד הביטחון וסגנו הם מינויים של החשב הכללי במשרד האוצר. חשב משרד הביטחון משמש חבר הנהלה במשרד הביטחון. לחשב ולעובדיו גישה זהה למערכות המידע התקציביות, כפי שקיימת לעובדי אגף התקציבים במשרד הביטחון.

ביום 8 בינואר 2012 התקבלה החלטת ממשלה 4088 המגדירה מהלכים לשיפור השקיפות והבקרה על תקציב הביטחון בתחום התקציב והשכר. בהמשך לכך הועמד מסוף תקציב לרשות משרד האוצר המאפשר צפייה ישירה בזמן אמת בתקציב משרד הביטחון. בנוסף, ביום 8 ביוני 2014 כינס מנכ"ל משרד רה"מ את צוות יישום נוהל שקיפות ובקרה. בישיבה הוחלט כי המידע המועבר לחשב הכללי, בהתאם לנהלים הקיימים, יועבר לאנשי אגף התקציבים במשרד האוצר המורשים לקבלו.

בסוף שנת 2014 עבר בקריאה שנייה ושלישית תיקון לחוק יסודות התקציב המגביר את הבקרה על ביצוע שינויים תקציביים בתקציב הביטחון. התיקון לחוק מחיל, בין היתר, בקרה חדשה לפיה שינוי תקציבי העולה על 50 מיליון ש"ח או 50% מהתוכנית המקורית מחייב אישור מראש של משרד האוצר והוועדה המשותפת לתקציב

הביטחון. בנושאים לא מסווגים, נדרש אישור מראש לשינוי תקציבי העולה על 5 מיליון ש"ח. החלטת ממשלה 485 קבעה כי גם העברות של סכומים מעל 35 מיליון דולר יאושרו מראש על ידי הוועדה המשותפת.

כחלק מאימוץ הסיכום התקציבי והחלטת הממשלה לאימוצו, הוחלט כי תתאפשר למשרד האוצר גישה ישירה לכלל הנתונים במערכת התקציב של משרד הביטחון, ובכלל זה הצגת נתוני מערכת תקציב בזמן אמת, בהתאם לעקרונות שנקבעו בנוהל השקיפות הבין-משרדי מיום 20 באפריל 2016.

בתאריך 13 בנובמבר 2017 נחתם סיכום הצוות להגברת השקיפות והבקרה על תשלומי השכר והגמלאות בצה"ל המסדיר את נושא השקיפות והבקרה על תשלומי השכר והגמלאות בצה"ל. הסיכום הוא נדבך חשוב במערך השקיפות והבקרה שבין צה"ל למשרד האוצר והצלחתו תיבחן ביישומו בפועל.

ועדת השרים לענייני ביטחון לאומי

בשנת 2003 הוקמה ועדה לעניין אישור תוכניות פיתוח והצטיידות של מערכת הביטחון (ועדת שרים להצטיידות) שמטרתה לאשר את תוכניות הפיתוח וההצטיידות של צה"ל במערכות נשק חדשות, מערכות לחימה וכו' או הגדלת תוכניות כאמור. החלטת הממשלה 4088 מיום 8 בינואר 2012 הרחיבה סמכויות אלו וקבעה סף תקציבי נמוך יותר לאישור פרויקטים בוועדה וכן הרחיבה את הבקרה הממשלתית על יישום וניהול הפרויקטים. ביום 31 במאי 2015 במסגרת החלטת ממשלה 41 שאישרה את מינוי ועדת שרים לענייני ביטחון לאומי החליטה הממשלה להעביר את סמכויות ועדת השרים להצטיידות לוועדת השרים לענייני ביטחון לאומי.

הרכב תקציב הביטחון

להבדיל מתקציביהם של משרדי הממשלה האחרים הממומנים על ידי מקורות המשק בלבד, תקציב הביטחון מורכב גם מכספי הסיוע האמריקאי כמפורט בטבלה שלהלן:

תקציב			**תקציב מקורי 2019**
		מיליוני דולר	מיליוני ש"ח*
מקורות המשק – שקלים			55,305
סה"כ תקציב נטו**			**55,305**
הוצאה מותנית בהכנסה			17,622
מתוכה:	סיוע אמריקאי MOU – רכש בארה"ב	2,484.7	9,019
	סיוע אמריקאי MOU – המרה לשקלים	815.3	2,960
	פרויקטים משותפים		2,292
	הכנסות אחרות		3,351
סה"כ תקציב ברוטו			**72,927**

* ההמרה ממט"ח למטבע מקומי נעשתה על פי שע"ח תקציבי של 3.63 ש"ח לדולר בשנת 2019

** המע"מ בגין הסיוע האמריקאי נכלל בתקציב נטו, ועומד על 17% בשנת 2019.

הסיוע האמריקאי

בהתאם להסכם עם הממשל בארה"ב, הממשלה האמריקאית מעבירה לממשלת ישראל מדי שנה סיוע ביטחוני המהווה נדבך מרכזי בתקציב הביטחון. בעקבות פניית ממשלת ישראל ובהמשך להצגת הצרכים האסטרטגיים של מדינת ישראל וכן כביטוי לקשר המיוחד בין ארה"ב לישראל, נחתם ב-16 באוגוסט 2007 בין ארה"ב לישראל ה-MOU (Memorandum of understanding) המשמש סיכום תקציבי רב-שנתי לשנים 2009-2018 אשר משמעותו הגדלת היקף הסיוע האמריקאי מ-24 מיליארד דולר ל-30 מיליארד דולר בשנים 2009-2018. כמו כן, במסגרת ה-MOU סוכם, כי היקף התקציב הניתן להמרה לשקלים וישמר ברמה קבועה של 26.3% מהיקף הסיוע השנתי.

ככלל, השימושים במט"ח סיוע מיועדים לרכש פלטפורמות ואמצעי לחימה נוספים, אחזקת אמצעי הלחימה הנרכשים בארה"ב. הרכש במט"ח סיוע כולל את הטמעתן של מערכות ישראליות אשר מגבירות שיתוף פעולה תעשייתי עם חברות בארה"ב ומשמשות פתח לייצוא ביטחוני נרחב. נתח הסיוע האמריקאי אשר מומר לשקלים מושקע ברכש, בין היתר, בתעשיות הישראליות ובכך תורם לפיתוח התעשייה המקומית.

ב-15 בספטמבר 2016 נחתם הסכם סיוע חדש לשנים 2019-2028 בהיקף של 38 מיליארד דולר. שנת 2019 היא השנה הראשונה למימוש הסכם זה. בנוסף, בהסכם הסיוע החדש שונו כללי מימוש הסיוע שהיו נהוגים עד כה : הקטנה הדרגתית של נתח ההמרה לשקלים עד איפוסו המוחלט בשנת 2028 ואי-שימוש בכספי הסיוע לרכש תזקיקים.

תקציב ההוצאה המותנית בהכנסה

מסגרת ההוצאה המותנית בהכנסה היא סך ההכנסות המיועדות למערכת הביטחון שמקורן אינו ישירות מאוצר המדינה. הכנסות אלו מתווספות לתקציב הביטחון הישיר במטבע מקומי ובמט"ח ומקורן בגורמים שונים, כגון: מכירת ציוד בארץ ובחו"ל, פרויקטים משותפים עם מדינות זרות, רשות מקרקעי ישראל, מכירת שירותים שונים ותוספת תקציב הסיוע האמריקאי בגין ההסכם הרב-שנתי לשנים 2019–2028. בשנת 2019 מסתכמת סך ההוצאה המותנית בהכנסה בכ-17.6 מיליארד ש"ח.

תקציב ההרשאה להתחייב

ההרשאה להתחייב משמשת ככלי ניהולי לבקרה על התקשרויות ארוכות טווח עם התעשיות הביטחוניות ועם ספקים אחרים של מערכת הביטחון בארץ ובחו"ל. הצעת תקציב ההרשאה להתחייב לביצוע לשנת הכספים 2019 עומדת על 36.7 מיליארד ש"ח.

מקורות נוספים

בנוסף למקורות שפורטו לעיל, עומדים לרשות המשרד נכסים אשר הוקצו למשרד הביטחון לצורך ביצוע משימותיו. ייעול השימוש במשאבים אלו, שהם בעלי ערך כלכלי, מאפשר הפניית מקורות לתקציב הביטחון יחד עם קידום פרויקטים ונושאים לתועלת המגזר האזרחי.

כוח אדם

לצד תרומתו לביטחון המדינה, לשירות החובה הארוך עלות משקית לא מבוטלת. חיילי החובה הם משאב יקר למשק בהיותם חלק מפוטנציאל כוח העבודה וההשכלה, ומשמעות השירות הצבאי היא דחיית מימושו. השפעות אלו נאמדו ע"י גורמים רבים, ביניהם אנשי אקדמיה, ועדת בן-בסט בשנת 2006, ועדה ציבורית בראשות ד"ר ליאורה מרידור 'הועדה הציבורית לאומדן עלויות הביטחון' באמצע שנות התשעים. אומדן הפסד התוצר למשק כתוצאה משירות החובה (שירות חובה של 36 חודשים לגברים ו-24 חודשים לנשים), אשר מקורו בהשתלבות המאוחרת בשוק העבודה ובפער השכר הנצבר על פני מסלול הקריירה, מוערך בכ-3.7% מהתוצר (כ-51 מיליארדי ש"ח בשנת 2015 (מתוך: נטל הביטחון והמשק הישראלי: מבט שני על הנתונים הרשמיים, 2009 וולפסון, 2010).

קרקעות

מחנות צה"ל רבים, כגון: מחנה הקריה, מחנה תל השומר, צריפין, גלילות, שלישות ראשית, סירקין ועוד ממוקמים במרכז הארץ ובאזורי הביקוש. שטחי מחנות אלו הם בעלי פוטנציאל להגדלת היצע הדיור ושטחי תעסוקה ומסחר. כפי שיפורט להלן, על מנת לפנות מחנות אלו, התקבלה החלטת ממשלה 2392 ב-4.1.2015 ונחתם הסכם שוה"ם 3 ב-11.3.2015 בין משרד הביטחון, משרד האוצר, רמ"י ומשרד ראש הממשלה למימוש העתקת מחנות אלו תוך מתן מענה לצורכי מערכת הביטחון. המהלך צפוי להוביל להקמה של כ-60 אלף יחידות דיור באזורי ביקוש.

מעבר לכך, מטעמי ביטחון מוטלות מגבלות תכנון על כ-40% נוספים מסך שטחי המדינה. דוח מבקר המדינה בנושא משנת 2010 הצביע על ההיקף הנרחב של המגבלות ועל העלות המשקית הנובעת מכך. בסיכום התקציבי

לתקציב הביטחון הוחלט על בחינת הנושא במסגרת צוות בין-משרדי לבחינת שימוש במשאבים לאומיים, לרבות שימוש בקרקעות ותכנונן.

תדרים

מערכת הביטחון עושה שימוש נרחב בתדרי תקשורת לצרכיה השונים. בניגוד למצב בעבר, בו השימוש בתדרי תקשורת בתחום האזרחי לא היה רב, כיום יש ביקוש גבוה לשימוש בתדרים עבור מגוון תחומי התקשורת השונים. מצב זה גורם לכך שהתדרים אשר ברשות המערכת הצבאית הופכים להיות בעלי ערך כלכלי רב.

בעקבות כך, חתמו משרד הביטחון, משרד האוצר ומשרד התקשורת בשנים האחרונות על מספר הסכמים שבמסגרתם מערכת הביטחון פינתה מספר תחומי תדרים וקיבלה שיפוי תקציבי בגין עלויות ההגירה לתדרים אחרים. התדרים שהתפנו הופנו לשימוש מערכות אזרחיות שונות, בעיקר בתחום התקשורת הסלולרית. עבודת מטה לצורך פינוי תדרים נוספים מתבצעת בין משרדי האוצר, הביטחון והתקשורת.

הוצאות הביטחון כשיעור מהתמ"ג

הוצאות הביטחון הגבוהות בישראל הן, בין היתר, פועל יוצא של האיומים הביטחוניים הניצבים בפניה. עקב כך, שיעור תקציב הביטחון מהתמ"ג גבוה בישראל מאשר במדינות אירופה וארה"ב, אולם הוא נמצא בתוואי יורד בשנים האחרונות, כמו גם השיעור מההוצאה הממשלתית. בשנת 2017 היוו הוצאות הביטחון כ-5.74% תוצר (נתוני משרד האוצר).

מלבד הוצאות הביטחון כאמור לעיל, ישנן עלויות ביטחון נוספות למשק, כגון עלות החלופה של חיילי החובה (הפער בין מסלול 'השכר' בשירות החובה לבין השכר בשוק שחיילי שירות החובה היו משתכרים אלמלא היה שירות חובה) ושל אנשי המילואים, הזקיפה לביטחון בגין סיכון אישי, הוצאה לבניית מקלטים, עלות אחזקת מלאי חירום, והוצאות לביטחון במשרדי ממשלה אזרחיים כמו מימון בכוח הרב-לאומי בסיני ע"י משרד האוצר. עלויות הביטחון למשק הישראלי עפ"י נתוני הלמ"ס עמד בשנת 2015 על 6.8% תוצר (הלמ"ס, 2016, הוצאות הביטחון בישראל).

נושאים מרכזיים נוספים בתקציב הביטחון

כוח האדם בצה"ל

בצה"ל משרתים חיילי חובה, משרתי קבע, אזרחים עובדי צה"ל וחיילי מילואים. יתרונו של צה"ל נובע בין השאר ממרכיב כוח האדם האיכותי המשרת בו. כוח האדם בצה"ל הוא נדבך משמעותי בהוצאה התקציבית של מערכת הביטחון.

בשנים האחרונות השתנו ועודם משתנים מודלי השירות של האוכלוסיות השונות המרכיבות את כוח האדם במערכת הביטחון, לרבות: שינוי מודל שירות הקבע, בהתאם לצרכיו הייחודיים של צה"ל; מעבר משרתי הקבע להסדר פנסיה צוברת; ושינוי שיטת ההצמדה של קצבאות גמלאי צה"ל. שני המהלכים האחרונים צפויים להביא לגידול בהוצאות מערכת הביטחון בטווח הבינוני-קצר.

במסגרת הסיכום התקציבי לתקציב הביטחון (כפי שמפורט לעיל), מוחלים מגוון צעדים בתחום כוח האדם העתידים להוביל לחיסכון בהוצאה התקציבית על שכר וגמלאות, ולשיפור האפקטיביות של צבא הקבע. כמו כן, סוכם על מתווה רב-שנתי להוצאה בגין שכר וגמלאות, ועל קביעת חסם עליון לקצבה הפנסיונית של הקצינים הפורשים כך שתעמוד על 12,000 ש"ח בממוצע צמוד למדד שכר ממשלה מרכזית, החל מהשנה התשיעית ממועד החקיקה (במתווה פוחת עד להתכנסות).

מצבת משרתי הקבע קטנה עד לשנת 2006, אשר הייתה השנה האחרונה ביישום תוכנית "קלע", שכללה, בין השאר, צמצום בכוח אדם של אנשי קבע בגילאי הביניים, אנשי קבע שפרשו לגמלאות ואזרחים עובדי צה"ל. בשנת 2006 התרחשה מלחמת לבנון השנייה. בין שנת 2007 לשנת 2013 חלה עלייה בסך שיאי משרתי הקבע (ירידה בקבע מובהק ועלייה בקבע ראשוני). במקביל הייתה ירידה במספר שיאי חיילי החובה ובכמות ימי המילואים. בשנים 2016-2012 המטכ"ל אישר תוכנית ירידה של אלפי משרתי קבע ומאות אזרחים עובדי צה"ל במטרה לפנות מקורות תקציביים לצורכי ההתעצמות של צה"ל. בהתאם לכך, החל משנת 2014 חלה ירידה בהיקף משרתי הקבע. במסגרת הסיכום התקציבי לתקציב הביטחון נקבעו שיאי כ"א לחומש הקרוב.

בישיבת הממשלה מיום 5 באוגוסט 2015, אישרה הממשלה בהחלטה 364 תוספת לשיפור תנאי השכר לחיילי החובה באמצעות הגדלת הפיקדון לחיילים משוחררים או העלאת דמי קיום חיילי החובה בשנת השירות השלישית. ביום 2 בדצמבר 2015 ועדה בהשתתפות שר האוצר, שר הביטחון ושרת המשפטים, המליצה על הקצאת סך התקציב האמור להעלאת דמי הקיום לכלל חיילי החובה. בהתאם לכך הועלו דמי הקיום בכ-50% לכלל החיילים, כך שיעמדו על 1,616 ש"ח ללוחמים, 1,176 ש"ח לתומכי לחימה ו-810 ש"ח ליתר. תקציב תוספתי ניתן למשרד הביטחון בהתאם.

מעבר צה"ל לנגב

העתקת יחידות אמ"ן ותקשוב לנגב

במטרה לפנות קרקעות במרכז הארץ לצורך בניית יחידות דיור באזורי הביקוש, לקדם את הפיתוח והצמיחה של הנגב באמצעות העברת משאבים ממשלתיים איכותיים לנגב ולאפשר שיפור משמעותי בתשתיות מערכת הביטחון, התקבלו בשנים האחרונות החלטות הממשלה האלה: החלטת ממשלה 4415 מיום 20 בנובמבר 2005 (תוכנית לאומית אסטרטגית לפיתוח הנגב), החלטה ממשלה 1529 מיום 1 באפריל 2007 (העברת אגד מחנות הדרכה לצומת הנגב), החלטה 3976 מיום 24 באוגוסט 2008 (ועדת היגוי עליונה להעתקת מחנות צה"ל לנגב), החלטה 3161 מיום 17 באפריל 2011 (העתקת מחנות אמ"ן ותקשוב לנגב), החלטה 546 מיום 14 ביולי 2013 (עדכון התוכנית הלאומית לפיתוח הנגב בעקבות יישום המהלך להעתקת מחנות צה"ל לנגב) והחלטה 2392 מיום 4 בינואר 2015 (פינוי שטחי צה"ל מאזורי ביקוש והמשך מעבר אמ"ן ותקשוב לנגב).

לצורך יישום החלטה 3161 יוקצו מקורות תקציביים בסך כולל של 19 מיליארד ש"ח (12 מיליארד ש"ח להעתקת אמ"ן ו-7 מיליארד ש"ח להעתקת תקשוב) ע"י הגורמים הממנים כמפורט להלן:

- משרד הביטחון – 4 מיליארד ש"ח
- משרד האוצר – 9 מיליארד ש"ח
- רשות מקרקעי ישראל – 6 מיליארד ש"ח

בהחלטת ממשלה 2392, עודכן המתווה התקציבי להעברת מחנות אמ"ן ותקשוב לנגב לעומת המתווה המופיע בהחלטת ממשלה 3161 מיום ה-17 באפריל 2011, והוטמעו עלויות מימון נוספות נוכח נקיטה במימון בשיטת Private Finance Initiative (PFI).

העתקת יחידות אמ"ן

עיקר הפרויקט הוא העתקת מרבית יחידות חיל המודיעין למתחם ליקית בסמוך לפארק התעשייה בעומר. מהלך העתקת הבסיסים משדרג את התשתיות הצבאיות ביחידות אלה, הן בתשתיות הבינוי הן בתשתיות הטכנולוגיות. המהלך אמור לתרום לפיתוח הנגב כזירה הטכנולוגית המובילה בישראל, לסינרגיה בין יחידות המודיעין השונות ולשיפור יכולות המודיעין של מדינת ישראל. המכרז צפוי לצאת במהלך שנת 2018.

העתקת יחידות תקשוב

עיקר הפרויקט הוא העתקת מרבית היחידות הטכנולוגיות של אגף התקשוב ובית התוכנה של ח"א למתחם הפארק הטכנולוגי בצמוד לאוניברסיטת בן-גוריון בבאר שבע. מהלך העתקת הבסיסים משדרג את התשתיות הצבאיות ביחידות אלה, הן בתשתיות הבינוי והן בתשתיות הטכנולוגיות. כאמור, המהלך אמור לתרום לפיתוח הנגב ולהפכו לזירה טכנולוגית מובילה, לסינרגיה בין יחידות התקשוב השונות של היבשה והאוויר ולשיפור יכולות המחשוב והשליטה של צה"ל. המכרז לקריית התקשוב נמצא בעיצומו.

מעטפת לאנשי הקבע העוברים דרומה

במסגרת החלטת הממשלה 3161 נקבע, כי תגובש תוכנית לצורך מתן תמריצים לעידוד מעבר אנשי הקבע ומשפחותיהם לנגב. בהמשך לכך, ביום 26 בפברואר 2013 הטיל מנכ"ל רה"מ על משרד האוצר ומשרד הביטחון להציג תוכנית עם פריסה תקציבית רב-שנתית. מסגרת תקציבית בסכום שלא יעלה על 1.3 מיליארד ש"ח הועמדה לנושא. פרטי התוכנית, לרבות מעטפת התחבורה נמצאים בתהליך גיבוש בין המשרדים, זאת על מנת לתמוך את מעבר צה"ל דרומה.

מהלך שוה"ם – פרויקטי שיווק והעברת מחנות

שוה"ם 3

במסגרת החלטה 3161 מיום 17 באפריל 2011 הוחלט על פינויים המלא של מחנות אמ"ן ותקשוב וכן של מחנות נוספים במרכז הארץ. לצורך פינוי הקרקעות במלואן באופן המאפשר שיווק, נדרש מהלך משלים להעתקת יחידות נוספות משטחי מחנות אלו. בהמשך לעבודת מטה ממושכת שבוצעה ע"י משרד הביטחון, משרד האוצר ומשרד ראש הממשלה לבחינת פינוי כלל המחנות ממרכז הארץ ומאזורי הביקוש, בתאריך 4 בינואר 2015 התקבלה החלטת ממשלה 2392 לפינוי מחנות צה"ל מאזורי הביקוש והמשך מעבר אמ"ן ותקשוב לנגב. לצורך מימושה, ב-11 במרץ 2015 נחתם הסכם שוה"ם 3 בין רמ"י, משרד האוצר, מנכ"ל רה"מ ומשהב"ט. למהלך זה יתרונות רבים למשק, שכן הוא מאפשר שיווק של כ-60,000 יחידות דיור באזורי ביקוש. המהלך כרוך בשיפור תשתיות, איחוד וייעול של בסיסים ובשינוי תפיסת ההפעלה בצה"ל.

להלן עיקרי החלטת הממשלה למימוש מהלך שוה"ם 3:

מסגרת התקציב עבור העתקת המחנות עומדת על כ-14 מיליארד ש"ח; לצורך מימון חלק מהפרויקטים בשיטת PFI יועמדו כ-4 מיליארד ש"ח נוספים. עיקר המחנות שיפונו: צריפין, תל השומר, שלישות ראשית רמת גן, סירקין, שדה דב, וטירה 148. לכל מחנה נקבע מועד לפינוי.

להלן עיקרי הפרויקטים למימוש מהלך שוה"ם 3:

- אופק רחב - מחנה רב-זרועי באזור רמלה העתיד לאכלס בעיקר יחידות מזרוע היבשה, אגף כ"א ואגף הטכנולוגיה והלוגיסטיקה.
- מרכז הספקה אחוד - איחוד של 17 מרכזי הספקה הקיימים כיום לשלושה מרכזים אזוריים של אגף הטכנולוגיה והלוגיסטיקה (צפון - נטפים, מרכז - בית נבאללה, דרום - משמר הנגב).
- שדה דב - פינוי מחנה שדה דב לחצור.

במהלך שנת 2016 החל לפעול צוות המעקב והבקרה לסיכום שוה"ם 3 בהשתתפות נציגי משרד הביטחון, צה"ל, משרד האוצר, רמ"י ומשרד רה"מ, במסגרתו מתבצע מעקב שוטף על ביצוע הסיכום. נכון למועד זה בוצעו התקשרויות לתכנון הפרויקטים וחלק ממכרזי הביצוע.

הקרן לקליטת חיילים משוחררים (סעיף 46)

הצעת תקציב הקרן לקליטת חיילים משוחררים משרד הביטחון מסתכמת בכ-2.4 מיליארד ש"ח בשנת 2019.

החוק לקליטת חיילים משוחררים, התשנ"ד-1994 (להלן – החוק) מַקנה לחיילים משוחררים ולמי ששירת שירות לאומי או אזרחי זכויות שונות. מטרת החוק היא להעניק סיוע כספי לחיילי החובה המשוחררים ולמשרתי השירות האזרחי והלאומי בתחילת דרכם בחיים האזרחיים. החוק מיושם באמצעות הקרן לקליטת חיילים משוחררים (להלן – הקרן) הפועלת במשרד הביטחון ומשמשת מנגנון מבצע של החוק.

חיילים בשירות חובה (בצה"ל ובשאר מערכת הביטחון, לדוגמה במשטרה, במשמר הגבול ובשירות בתי הסוהר) ומשרתים בשירות אזרחי ולאומי זכאים לצבירה חודשית של כסף בגין חודשי השירות שבוצעו בפועל בהתאם לסוג השירות: לוחם, תומך לחימה או אחר. צבירה זו מחולקת לצבירה בגין מענק כספי וצבירה בגין קרן הפיקדון.

מענק כספי – מענק הניתן בעת השחרור. יצוין כי בינואר 2012 הוחלט על הכפלה של מענק השחרור במהלך שנפרס על פני חמש שנים (2012-2016).

קרן פיקדון – סכום כסף הנזקף לזכות החיילים ומיועד למטרות לימודים, הכשרה מקצועית, רכישת דירה, נישואין, לימודי נהיגה או פתיחת עסק. חייל משוחרר שלא מימש את מלוא קרן הפיקדון במהלך תקופת הזכאות יקבל את כל יתרת הכסף שנצברה לזכותו לאחר חמש שנים ועד תום השנה השביעית לשחרור.

בנוסף לאמור לעיל, על פי חוק, הקרן לקליטת חיילים משוחררים מפעילה שתי קרנות נוספות:

הקרן לסיוע נוסף – קרן המעניקה לחיילים משוחררים הזקוקים לכך סיוע כלכלי מיוחד: מלגות לימודים ומלגות קיום לחיילים משוחררים הלומדים במכינות קדם-אקדמיות. הסיוע ניתן על פי אמות מידה חברתיות-כלכליות. הקרן גם מממנת מלגות לימודים לחיילים משוחררים הלומדים במכללות טכנולוגיות לתוכניות הנדסאים וטכנאים. סיוע זה מועבר החל משנה"ל תשע"ד ישירות מהקרן למוסדות הלימוד. כמו כן, הקרן מממנת קורסים ייעודיים של הכשרה מקצועית. בנוסף ניתן סיוע בשכ"ד לחיילים בודדים במהלך השנה הראשונה לאחר שחרורם.

הקרן לעידוד השכלה גבוהה – קרן המממנת את שכר הלימוד בשנת הלימודים האקדמית הראשונה לחיילים משוחררים הלומדים בפריפריה ובירושלים או לחיילים מהפריפריה הלומדים במרכז (על פי קריטריונים שונים).

כ-90% מתקציב הקרן מיועד לתשלומים השוטפים עבור מענקי השחרור והפיקדון המוענקים לזכאים על פי החוק, בהתחשב באופי ובאורך השירות, כפי שפורט לעיל, והיתרה מממנת את פעילות הקרן לסיוע נוסף והקרן לעידוד השכלה גבוהה.

הרכב תקציב הקרן לקליטת חיילים משוחררים, 2019


קרן פיקדון
50%
מענקי שחרור
38%
הקרן לסיוע נוסף+ שכ"ד לבודדים
5%
הקרן לעידוד רכישת השכלה
4%
רזרבה לתשלומי העברה והתייקרויות
3%

דגשים לשנת הכספים 2019

קיצור שירות חובה לגברים

ביולי 2015 שירות החובה לגברים קוצר מ-36 חודשים ל-32 חודשים (תיקון 19 תשע"ד-2014 לחוק שירות ביטחון [נוסח משולב], תשמ"ו-1986). בהתאם לכך, בשנת 2018 צפוי להשתחרר המחזור המקוצר הראשון, כך שייווצר גידול בסך מחזורי המשתחררים לאותה שנה. לפיכך, קיים צפי לגידול תזרימי חד-פעמי בהוצאות הקרן במהלך שנת 2018, שישפיע גם על שנת 2019.

הקרן לסיוע נוסף

החל משנת 2017 ניתן סיוע בדיור לחיילים בודדים בהיקף של עד 12 מיליון ש"ח במהלך השנה הראשונה לאחר שחרורם.

הקרן לעידוד השכלה גבוהה

בשנת 2014 תוקן החוק, כך שהמימון הניתן במסגרת הקרן לעידוד השכלה גבוהה יתבצע בשימת דגש על תחומי ההנדסה, המדעים והטכנולוגיה (כאמור בתיקון 15, תשע"ד-2014 לחוק).

תיאום הפעולות בשטחים (סעיף 17)

הצעת תקציב תיאום הפעולות בשטחים לשנת הכספים 2019 (סעיף 17) מסתכמת בכ-299 מיליון ש"ח, מהם כ-116 מיליון ש"ח בהוצאה נטו וכ-182 מיליון ש"ח בהוצאה מותנית בהכנסה. מקור ההוצאה המותנית בהכנסה הוא בהכנסות המנהל האזרחי באזור יהודה ושומרון. יחידת תיאום הפעולות בשטחים פועלת בנושאים האזרחיים וההומניטריים הנוגעים לאוכלוסייה הפלסטינית שאינה מעורבת בפעילות טרור. בנוסף, מתאם הפעולות בשטחים מוביל את התיאום האזרחי והביטחוני עם הארגונים הבין-לאומיים הפועלים בשטחי יהודה ושומרון ועזה וכן פעילויות תכנון וביצוע תשתיות ופרויקטים של פיתוח לאוכלוסיית אזור יהודה ושומרון (יהודים ופלסטינים).

היעדים העיקריים של תיאום הפעולות בשטחים

תקציב תיאום הפעולות בשטחים (להלן – המתפ"ש) משמש מסגרת לפעילות התיאום והקישור בין מדינת ישראל והרשות הפלסטינית בנקודות העיקריות האלה:

- גיבוש הערכת מצב אזרחית בזירה הפלסטינית, זיהוי וניתוח מגמות, תהליכים ותפניות, לקביעת מדיניות בדרג הצבאי והמדיני.
- מעורבות והשפעה בפיתוח יכולות כלכליות ותשתיות פלסטיניות, לרבות מצמצמות תלות, שימור ושיפור מרקם החיים הפלסטיני לצד שימור והרחבת ערוצי התיאום והקישור והשתלבות בלחימה בגורמי הטרור.
- הכוונה והשפעה על מעורבות הקהילה הבינ"ל בזירה הפלסטינית והשתלבות בלחימה בגורמי הטרור.
- הכוונה והשפעה על מעורבות הקהילה הבינ"ל בזירה הפלסטינית והשתלבות מוגברת במאמץ הסברה לחיזוק הלגיטימציה בזירה הערבית והבין-לאומית.
- מימוש הסמכויות האזרחיות כלפי האוכלוסייה הפלסטינית וההתיישבות הישראלית בשטחי C.
- תכנון תהליכי בניין הכוח ומימושם, תוך הסדרה ארגונית ותורתית, הובלת והטמעת המרכיב האזרחי.
- שימור, פיתוח וטיפוח מיטבי של ההון האנושי (סדיר, מילואים ואזרחים) בהתאם לערכי צה"ל והמתפ"ש.

בנוסף, המתפ"ש מוביל את התוכנית לשיקום, פיקוח ואכיפה ברצועת עזה.

דגשים לשנת הכספים 2019

מחשוב מערכת הטאבו – כיום הטאבו באיו"ש אינו ממוחשב וכולל ניירת מתקופות שונות (חלקה מן התקופה העות'מנית), בארבע שפות שונות לפחות. במסגרת מחשוב הטאבו יתורגמו שלל המסמכים ויאוחסנו במערכת ממוכנת אחת. מחשוב המערכת יאפשר שיפור שירות משמעותי בתחום זה.

הגברת הפיקוח – יחידת הפיקוח עוסקת בפיקוח ואכיפה על קרקעות באחריות ישראלית, ובכלל זה ביצוע הריסות של בנייה בלתי חוקית, פיקוח על בנייה וקרקעות, פיקוח על אדמות מדינה, פיקוח על אתרי כרייה וחציבה, פיקוח על גניבות מים ופיקוח על שמורות טבע ואתרים ארכיאולוגיים. בשנת 2019 תגדל פעילות היחידה.

שיפור שירות בתחום רישום המקרקעין – הרחבת ימי קבלת הקהל ושיפור השירות בתחום בשטחי יהודה ושומרון.

תקציב הוצאות חירום אזרחיות (סעיף 16)

הצעת תקציב הוצאות החירום האזרחיות (סעיף 16) לשנת הכספים 2019 מסתכמת ב-475 מיליון ש"ח וסכום בגובה 200 מיליון ש"ח בהרשאה להתחייב.

שני גופים מרכזיים – רשות החירום הלאומית ופיקוד העורף אמונים על נושאי העורף. רשות החירום הלאומית הוקמה כחלק מלקחי מלחמת לבנון השנייה בסוף שנת 2007 ושימשה כרשות בתוך משרד הביטחון. ייעודה – לאפשר למשק האזרחי לתפקד ולפעול נוכח מצב חירום בישראל, תוך צמצום, ככל הניתן, באבדות בנפש, בהרס ובנזק לרכוש ותשתיות, ולהביא לייצוב המצב בעורף במהירות האפשרית, במגמה לשמור על שיגרת חיים סבירה ותיאום בין הגורמים השונים המטפלים בעורף האזרחי בשעת חירום, ביניהם משרדי ממשלה, פיקוד העורף, רשויות מקומיות והמגזר השני והשלישי (שעת חירום מוגדרת כאחת מהאפשרויות האלה: מלחמה, אסון טבע, מגפה, תקלה תפעולית המוליכה לאסון המוני או פיגוע טרור רחב היקף).

פיקוד העורף מרכז את הסמכות והאחריות להכוונת המערכות הצבאיות והאזרחיות העוסקות בהתגוננות אזרחית (צה"ל, משטרת ישראל, מד"א, מכבי-אש וכו') במסגרת מקצועית אחת. בשעת חירום אחראי פיקוד העורף לצמצום הפגיעה באוכלוסייה, חזרה לשגרה בהקדם האפשרי והפעלת שאר גופי ההצלה, תוך שחרור הפיקודים המרחביים שבצה"ל לנושאים המבצעיים בחזית. באירוע רב-נפגעים כדוגמת רעידת אדמה או דליפת חומר מסוכן, פיקוד העורף מסייע לכוחות ההצלה בהצלת חיים ובהשבת הסדר הציבורי על כנו.

דגשים לשנת הכספים 2019

תוכנית ההקמה והאחזקה של מרכיבי ביטחון והתגוננות אזרחית – כוללת אחזקה ופיתוח בתחום מרכיבי ביטחון ובתחום ההתגוננות האזרחית. בתחום מרכיבי הביטחון, התוכנית כוללת אחזקה ופיתוח של מרכיבי הביטחון המבוצעים ביישובי עוטף עזה, קו התפר של איו"ש (קו התפר המזרחי), קו העימות בצפון וכן באזורים שונים בכלל הארץ, בהתאם להחלטות ממשלה ולפי הערכות מצב מודיעיניות המתייחסות לאיומים השונים. בתחום ההתגוננות האזרחית, התוכנית כוללת ביצוע פעולות באחריות פיקוד העורף, כגון אחזקה ופיתוח של מערכות צפירה והתרעה, מתן מענה לצורכי מיגון ומקלוט והדרכה והסברה לאוכלוסייה. כמו כן, תוכנית זו כוללת תקצוב כוח אדם ייעודי עבור נושאים אלו.

תוכנית פרוייקטי רשות חירום לאומית – התוכנית מיועדת לתקצוב הפרויקטים בתחום חיזוק העורף הלאומי והחוסן הלאומי המבוצעים באחריות רח"ל, כגון: סיוע במוכנות לאומית לחירום במשרדי הממשלה, הוועדה הבין-משרדית לרעידות אדמה, שדרוג והקמת מרכזי הפעלה ברשויות המקומיות והקמת המרכז לאיתנות ישראלית (בשיתוף פיקוד העורף) ועוד.

תוכנית מיגון האוכלוסייה ("סופת חול") – בשנת 2019 תכלול תוכנית זו שמירה על כשירות מערך "סופת חול" עבור המגיבים הראשונים ועבור מענה רפואי.

מיגון הניוד – תוכנית זו כוללת תקצוב בגובה כ-40 מיליון ש"ח לשם מיגון התחבורה הציבורית באיו"ש.

המשרד לביטחון הפנים

הצעת התקציב השוטף של המשרד לביטחון הפנים לשנת הכספים 2019 (סעיף 07) מסתכמת בכ-19,107 מיליון ש"ח, מהם כ-18,299 מיליון ש"ח בהוצאה נטו וכ-808 מיליון ש"ח בהוצאה מותנית בהכנסה. כמו כן, בשנת 2019 תועמד לרשות המשרד לביטחון הפנים הרשאה להתחייב בסך של כ-3,272 מיליון ש"ח.

הצעת תקציב הפיתוח של המשרד לביטחון הפנים לשנת הכספים 2019 (סעיף 52) מסתכמת בכ-594 מיליון ש"ח, מהם כ-533 מיליון ש"ח בהוצאה נטו וכ-61 מיליון ש"ח בהוצאה מותנית בהכנסה. כמו כן, בשנת 2019 תועמד לרשות המשרד הרשאה להתחייב בסך של כ-937 מיליון ש"ח.

המשרד לביטחון הפנים הוא גוף מטה משולב האחראי לאכיפת החוק, לשמירת הסדר הציבורי ולפעילות בתחומים השונים של ביטחון הפנים במדינת ישראל. המשרד פועל, בין היתר, באמצעות הגופים האלה:

- **משטרת ישראל** – מופקדת על ביצוע התפקידים והמשימות בתחום ביטחון הפנים, על שמירת הסדר הציבורי ועל הלחימה בפשיעה ופועלת על פי הסמכויות שהוענקו לכל שוטר בפקודת המשטרה (נוסח חדש), תשל"א-1971, בחוק המשטרה (דין משמעתי, בירור קבילות שוטרים והוראות שונות), תשס"ה-2005 ובחוקים נוספים.
- **שירות בתי הסוהר** – ארגון כליאה לאומי, אחראי לאחזקת אסירים ועצורים במשמורת על פי התנאים שנקבעו בחוק ולטיפול באסירים בתקופת שהותם בבית הסוהר, במגמה לסייע בשיקומם ובהשתלבותם בחברה בתום תקופת המאסר.
- **הרשות הלאומית לכבאות והצלה** – עיקר תפקידה הוא מניעה וכיבוי של דלקות, חילוץ והצלה, טיפול במפגעים והצלת חיי אדם.
- **הרשות להגנה על עדים** – הרשות מתמודדת עם תופעת האיומים על עדים ברמת סיכון גבוהה וכנגד הפגיעה בשלומם על ידי גורמים עברייניים.

כמו כן, המשרד לביטחון הפנים מפעיל, באמצעות הרשות המאוחדת למאבק באלימות סמים ואלכוהול, תוכניות שונות למניעת אלימות, להפחתת השימוש בסמים ובאלכוהול ולצמצום הפשיעה.

תקציב משטרת ישראל – הצעת תקציב משטרת ישראל לשנת 2019 מסתכמת בכ-13.4 מיליארד ש"ח (תקציב ברוטו, כולל תקציב פיתוח).

תקציב שירות בתי הסוהר – הצעת תקציב שירות בתי הסוהר לשנת 2019 מסתכמת בכ-4.2 מיליארד ש"ח (תקציב ברוטו, כולל תקציב פיתוח).

תקציב הרשות הלאומית לכבאות והצלה – הצעת תקציב הרשות הלאומית לכבאות והצלה לשנת 2019 מסתכמת בכ-1.4 מיליארד ש"ח (תקציב ברוטו).


המשרד לביטחון הפנים, 790
רשות הכבאות וההצלה, 1,421
שירות בתי הסוהר,
משטרת ישראל, 13,473

מקור: משרד האוצר

דגשים לשנת הכספים 2019

מענה המדינה לפסק דין תנאי המחיה בבתי הסוהר – ביום 13 ביוני 2017 ניתן פסק דין בבג"ץ 1892/14 בנוגע לתנאי הכליאה של אסירים ועצורים בישראל ובפרט לשטח המחיה המוקצה לכל אסיר ועצור. פסק הדין קבע כי שטח המחיה המזערי לכל אסיר ועצור צריך לעמוד על 3 מ"ר לפחות החל מיום 13 במרץ 2018 (לא כולל שטח השירותים והמקלחת) וכי החל מחודש דצמבר 2018 שטח המחיה המזערי לכל אסיר ועצור צריך לעמוד על 4.5 מ"ר לפחות (כולל שטח השירותים והמקלחת, או 4 מ"ר בלעדיהם). במסגרת פסק הדין ציין בג"ץ כי חלק מבעיית הצפיפות בבתי הסוהר יכולה להיפתר גם בדרך של קידום חלופות מעצר ומאסר. חלופת המאסר, במסגרת המענה לבג"ץ תנאי המחיה, כוללת הרחבת עבודות השירות – משישה לתשעה חודשים וכן הרחבת הפריסה של בתי המשפט הקהילתיים. כמו כן, מוצע שינוי במנגנון שחרור על תנאי ממאסר, כך ששחרור על תנאי בפרק זמן של עד שנה יהיה באחריות נציב שירות בתי הסוהר. לצורך מתן מענה לבג"ץ תנאי המחיה, מועברים משאבים למשרד לביטחון הפנים לשם חיזוק מערך עבודות השירות וכן לשיפוץ ולבינוי של בתי סוהר.

נוסף על הצעות אלה, ביום 4 בינואר 2018 אימץ היועץ המשפטי לממשלה את המלצות צוות התביעה בראשות המשנה לפרקליט המדינה לבחינת יישום דו"ח דורנר. עיקרי מסקנותיו הם כי במקום שבו שיקולי ההלימה והמסוכנות אינם מחייבים מאסר בין כותלי הכלא, וכשניתן לשלב את הנאשם בהליך שיקומי ממשי המותאם לצרכיו, מחוץ לכותלי הכלא, כי אז יש להעדיף את ההליך השיקומי על פני מאסר. בנוסף, המסקנות כוללות עיקרון שלפיו יש לשקול העדפת חלופה שיקומית על פני מעצר בבית הסוהר.

- **התוכנית לחיזוק רמת הביטחון האישי במגזר הערבי ובעיר ירושלים** – במסגרת תקציב 2019 תימשך תוכנית ההתעצמות של משטרת ישראל במגזר הערבי ובירושלים, במטרה להביא לחיזוק הביטחון האישי ולחיזוק שלטון החוק.
- **תוכניות נוספות לחיזוק יכולות משטרת ישראל** – במסגרת תקציב 2019 יתוגברו תוכניות שונות לחיזוק משטרת ישראל וביניהן המשך הקמת מערך מאו"ר – מערך משטרתי-אזרחי למאבק באלימות ובפשיעה במרחב המקוון, הגברת הנוכחות של השוטרים ברחובות (שיטור רגלי), הרחבת תוכנית השיטור העירוני ברשויות המקומיות ותגבור אגף התנועה במשטרת ישראל.
- **רשות הכבאות הארצית** – בהתאם להחלטת ממשלה 3439 מיום 11 בינואר 2018 בדבר מערך הרגולציה ברשות הארצית לכבאות והצלה, מוקמת ועדה לבטיחות אש, ובמסגרתה ייבחנו דרישות המניעה שקובעת הרשות לכבאות מעסקים ומנכסים במדינה. הוועדה לבטיחות אש צפויה **להביא לטיוב הדרישות לבטיחות אש בנכסים שונים, במיוחד ביחס לאיזון הנדרש בין שיקולים בטיחותיים לשיקולים נוספים, באמצעות אימוץ תקני בטיחות אש בין-לאומיים והתאמתם לישראל תוך הפחתת הסיכונים לנזק כתוצאה משריפות מצד אחד ובחינת עלות הדרישות והשפעתן העקיפה מצד אחר.**
- **הסכמי שכר** – הקצאת משאבים בהתאם להסכמי שכר משנים קודמות במשטרת ישראל ובשירות בתי הסוהר, כגון שכר נגדים, רמות פעילות וכדומה.
- **אבטחת מוסדות חינוך** – בהמשך להחלטת ממשלה 3416 מיום 11 בינואר 2018 ובשל הצורך הביטחוני, הוחלט על החלת מנגנון של אבטחה מדלגת בין גני ילדים ברחבי הארץ שייתן מענה מיידי לכל צורך ביטחוני אפשרי. משטרת ישראל, מרכז השלטון המקומי, המשרד לביטחון הפנים ומשרד האוצר פועלים בשיתוף לבניית מודל המבוסס על אבטחה מדלגת. המודל כולל מאבטח נייד שיקפוץ וייתן מענה בטיחותי בפרק זמן סביר וקצר בנקודות מרכזיות ומאבטחים סטטיים בנקודות קצה.

משרדי המטה

קבוצת המשרדים המנהליים כוללת את המשרדים האלה: משרד ראש הממשלה והמטה לביטחון לאומי, משרד האוצר, משרד המשפטים, משרד החוץ, משרד הפנים, המשרד לשירותי דת ורשות האוכלוסין, ההגירה מעברי הגבול. בפרק זה נכללות גם הוצאות ממשל כדוגמת העברות לרשויות המקומיות; תקציב הכנסת, חברי הממשלה, נשיא המדינה ומשרד מבקר המדינה; ומימון המפלגות.

מאפייני התקציב

המשרדים המנהליים משרתים קשת רחבה של פעילות מטה ממשלתית. הם מאופיינים בעתירות כוח האדם, ולכן חלק ניכר מהתקציב השוטף במשרדים אלה מיועד למימון הוצאות שכר, והיתרה – לתקציבי קניות ופיתוח, המיועדים בעיקר לתפעול המשרדים. סך ההוצאה התקציבית של משרדים אלה בשנת 2019 עומדת על 23.7 מיליארד ש"ח, כ-5.4% מסך ההוצאה התקציבית.

תקציב משרדי המטה לשנת הכספים 2019

במחירים שוטפים, במיליארדי ש"ח


הוצאה נטו
הוצאה מותנית בהכנסה
פנים ושלטון מקומי
6.9
אוצר
3.4
1.8
משפטים
3.9
1.1
ראש הממשלה
2.5
משרדים נוספים
1.9
חוץ
1.4
שירותי דת
0.7
.0
.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
5.5
6.0
6.5
7.0

משרדי המטה

קבוצת המשרדים המנהליים כוללת את המשרדים האלה: משרד ראש הממשלה והמטה לביטחון לאומי, משרד האוצר, משרד המשפטים, משרד החוץ, משרד הפנים, המשרד לשירותי דת והרשויות המקומיות ורשות האוכלוסין, ההגירה ומעברי הגבול. בפרק זה נכללות גם הוצאות ממשל כדוגמת העברות לרשויות המקומיות; תקציב הכנסת, חברי הממשלה, נשיא המדינה ומשרד מבקר המדינה; ומימון המפלגות.

משרד ראש הממשלה

הצעת תקציב משרד ראש הממשלה לשנת הכספים 2019 (סעיף 04) מסתכמת בכ-2.44 מיליארד ש"ח, מהם כ-2.42 מיליארד ש"ח בהוצאה נטו וכ-14.8 מיליון ש"ח בהוצאה מותנית בהכנסה.

הצעת תקציב המטה לביטחון לאומי לשנת הכספים 2019 (סעיף 10) מסתכמת בכ-52.4 מיליון ש"ח.

הצעת תקציב המשרד לשירותי דת לשנת הכספים 2019 (סעיף 22) מסתכמת בכ-691 מיליון ש"ח, מהם כ-677.5 מיליון ש"ח בהוצאה נטו וכ-13.5 מיליון ש"ח בהוצאה מותנית בהכנסה.

- משרד ראש הממשלה כולל את היחידות, הגופים והתחומים הכפופים ישירות לאחריות ראש הממשלה וכן יחידות וגופים עצמאיים בקביעת תוכניות העבודה שלהם ובניהול תקציבם:
  - היחידות והגופים הכפופים ישירות לאחריות ראש הממשלה הם: יועצים לראש הממשלה; האגף לממשל וחברה; האגף לתכנון, תיאום ופנים; אגף הכלכלה והתשתיות; המועצה הלאומית לכלכלה; המועצות להנצחת נשיאים וראשי ממשלה ומרכזי ההנצחה למנחם בגין וליצחק רבין; מטה ההסברה הלאומי; מערך הגיור; מערך הסייבר הלאומי; רשות התקשוב הממשלתי ועוד.
  - היחידות והגופים העצמאיים בקביעת תוכניות העבודה שלהם וניהול תקציבם הם: המשרד לירושלים ומורשת; המשרד לנושאים אסטרטגיים והסברה; משרד המודיעין; המשרד לשוויון חברתי; הלשכה המרכזית לסטטיסטיקה; נציבות שירות המדינה; נתיב; המשרד לפיתוח הפריפריה, הנגב והגליל והמשרד לשיתוף פעולה אזורי.
- נוסף על יחידות אלו, המטה לביטחון לאומי כפוף למשרד ראש הממשלה, אך מתוקצב בסעיף תקציבי נפרד (סעיף 10). כמו כן, יחידות לשכת הפרסום הממשלתי והמדפיס הממשלתי, אשר בעבר היו כפופים למשרד ראש הממשלה, מתוקצבים בסעיף תקציבי נפרד (סעיף 89) כמפעלים עסקיים.
- עד לשנת 2015, המשרד לשירותי דת היה מתוקצב כחלק מתקציב משרד ראש הממשלה. החל משנת 2016, המשרד מתוקצב כחלק בסעיף תקציבי נפרד (סעיף 22). תקציב זה כולל את המשרד ואת יחידות הסמך הכפופות לו: הרבנות הראשית ובתי הדין הרבניים.
- בהתאם להחלטת הממשלה 3398 מיום 11 בינואר 2018 שעניינה התאמת מבנה הממשלה, החל מיום כינונה של הממשלה הבאה, מספר משרדי הממשלה יצומצם ל-17 משרדים, לעומת 29 משרדים בממשלה הנוכחית.

השינויים העיקריים בתקציב משרד ראש הממשלה לשנת 2019

משרד ראש הממשלה

- יצירת תשתיות לצמיחה כלכלית ארוכת טווח, לדוגמה: חיזוק הקשרים הכלכליים בין ישראל ומדינות מפתח ושווקים מתפתחים.
- טיוב, תיאום ושיפור רגולציה הממשלתית, לדוגמה: הפחתת נטל הרגולציה על העסקים והאזרחים.
- קידום קבוצות חברתיות וחיזוק הפריפריה, לדוגמה: חיזוק הקשר בין צעירי העם היהודי בתפוצות למדינת ישראל וקידום שילובם המיטבי של יוצאי אתיופיה בחברה הישראלית.
- קידום היכולת הלאומית במרחב הדיגיטלי, לדוגמה: שיפור העברת המידע הממשלתי והנגשת מאגרי מידע ממשלתיים לציבור.
- קידום מדיניות הממשלה בישראל ובעולם באמצעות כלי הסברה ותקשורת.

המשרד לפיתוח הפריפריה, הנגב והגליל

- תגבור תקציב המשרד בעקבות התווספות תחום פעילות חדש – תחום הפריפריה החברתית בהתאם להחלטות ממשלה 631 מיום 1 בנובמבר 2015 ו-3297 מיום 28 בדצמבר 2017.
- התאמת היקף המזומן הנדרש לצורך מימון הרשאות עבר והרשאות צפויות של המשרד כתוצאה מגידול פעילות המשרד, בין היתר כתוצאה מהתווספות תחום הפריפריה החברתית מכוח החלטת הממשלה בנושא.

הרחבת פעילות מטה "ישראל דיגיטלית" במשרד לשוויון חברתי

- קידום תחום ההון האנושי הדיגיטלי במגזר הציבורי, באמצעות הכשרות מקוונות וכלים נוספים.
- פיתוח יכולות דיגיטליות בממשק שבין התושב לרשות המקומיות, לשלטון המקומי ולביטוח הלאומי.
- שיפור יכולות הניהול והיעילות בשלטון המקומי.
- הגברת האוריינות הדיגיטלית של ילדים ומבוגרים בקרב אוכלוסיות מודרות.
- פיתוח כלים ותוכניות חדשניות לקידום השוויון החברתי בכלים דיגיטליים.

המשרד לנושאים אסטרטגיים והסברה

- פיתוח ותגבור תקציב המשרד לנושאים אסטרטגיים לצורך מאבק בדה-לגיטימציה.

משרד האוצר

הצעת תקציב משרד האוצר לשנת הכספים 2019 (סעיף 05) מסתכמת בכ-3.1 מיליארד ש"ח, מהם כ-2.8 מיליארד ש"ח בהוצאה נטו, ו-306 מיליון ש"ח בהוצאה מותנית בהכנסה.

הצעת תקציב הדיור הממשלתי לשנת הכספים 2019 (סעיף 51) מסתכמת בכ-2.7 מיליארד ש"ח, מהם כ-1.2 מיליארד ש"ח בהוצאה נטו, וכן 1.5 מיליארד ש"ח בהוצאה מותנית בהכנסה. כמו כן, בשנת הכספים 2019 תועמד לרשות המשרד הרשאה להתחייב בגובה של 8.3 מיליארד ש"ח.

משרד האוצר מורכב משני גופים עיקריים: המשרד הראשי ורשות המיסים. המשרד הראשי אחראי למספר רב של תחומים כלכליים של מדינת ישראל. יחידות המשרד העיקריות הן אגף התקציבים, האחראי לגיבוש תקציב המדינה ולקידום שינויים מבניים במגזר הציבורי ובכלל המשק; החשב הכללי המנהל את כספי המדינה ואת נכסיה; רשות החברות הממשלתיות המפקחת על החברות הממשלתיות; האגף לשכר ולהסכמי עבודה, המנהל משא ומתן עם ועדי העובדים ועם הארגונים המייצגים אותם ומבצע הסכמי עבודה במשק; אגף הכלכלן הראשי, המגבש מדיניות בתחום הכנסות המדינה ומחקר כלכלי ויוצר קשרים בין-לאומיים כלכליים ועוד.

רשות המיסים בישראל אחראית לגביית המיסים הישירים והעקיפים.

דגשים לשנת הכספים 2019

- **תוכנית אסטרטגית ברשות המיסים** – יישום תוכנית אסטרטגית מקיפה ברשות המיסים, שמטרתה לשנות ולשפר את תפיסת ההפעלה ולהגביר את האפקטיביות של רשות המיסים, זאת לצורך העמקת גביית המיסים, הגברת ההרתעה בקרב מעלימי מס ושיפור השירות הניתן לציבור.
- **צמצום הכלכלה השחורה** - בישראל קיים פער משמעותי בין הפעילות הכלכלית המדווחת לבין הפעילות הכלכלית בפועל. צמצום הפער עולה בקנה אחד עם הרצון ליצור מערכת מס "צודקת" יותר. כמו כן, היקף הפעילות של ארגוני הפשיעה בישראל נאמד במיליארדי ש"ח וגורם לנזקים משמעותיים למשק ולחברה בישראל. ה"הון השחור" שמקורו בפשיעה הוא לא רק מקור להכנסות נוספות, כי אם גם חסם לתחרות החופשית ולצמיחה הכלכלית. כדי להגביר את האכיפה הכלכלית ולצמצם את היקף הכלכלה השחורה במדינה, תוגברו יחידות האכיפה ברשות המיסים.
- **משרד האוצר** – תגבור תקציב המשרד במסגרת הצעת התקציב לשנת הכספים 2019 נועד בעיקרו לתת מענה להתקדמות הטכנולוגית ולהתפתחויות השונות במשק הנוגעות לפעילות הגופים השונים הפועלים מול ובשיתוף משרד האוצר. לדוגמה, תגבור תקציב המחשוב במטרה לשדרג את התשתיות הרוחביות, פיתוח כלים מחשוביים לעבודה שוטפת של האגפים השונים והנגשת מידע פיננסי לציבור.

משרד המשפטים

הצעת תקציב משרד המשפטים לשנת הכספים 2019 (סעיף 08) מסתכמת בכ-4.87 מיליארד ש"ח, מהם כ-3.76 מיליארד ש"ח בהוצאה נטו, וכ-1.1 מיליארד ש"ח בהוצאה מותנית בהכנסה.

הצעת תקציב הפיתוח של משרד המשפטים לשנת הכספים 2019 (סעיף 53) מסתכמת בכ-97 מיליון ש"ח בהוצאה נטו.

משרד המשפטים הוא גורם משמעותי בפעילות המשק במתן שירותים לאזרח, אכיפת החוק, ייעול הפעילות הממשלתית והסדרת הפעילות הכלכלית במשק. המשרד אחראי למספר רב של יחידות, ביניהן: הנהלת בתי המשפט, האגף לרישום והסדר מקרקעין, פרקליטות המדינה, הסנגוריה הציבורית, האפוטרופוס הכללי, רשות האכיפה והגבייה המורכבת מההוצאה לפועל ומהמרכז לגביית קנסות, בתי הדין השונים ועוד.

במסגרת הצעת התקציב לשנת הכספים 2019 ניתן ביטוי להתמודדות של משרד המשפטים עם הגידול במספר המשימות ובאופיין. במקביל להגדלת המשאבים המוקצים למערכת, הושם דגש על ייעול ההליכים, על צמצום הנטל הביורוקרטי ועל שיפור השירות הניתן לאזרח.

דגשים לשנת הכספים 2019

- **יישום התוכנית האסטרטגית במערכת המשפט** – הקצאת משאבים ותשומות כוח אדם, לרבות שופטים, על מנת לסייע בהתמודדות עם העומס המוטל על מערכת בתי המשפט. זאת, במקביל ליישום ולעמידה ביעדים בהתאם לתוכנית אסטרטגית לייעול המערכת ולשיפור השירות לאזרח. במסגרת התוכנית מקודמים נושאים שנועדו לייעל את עבודת המערכת, לצמצם הליכים ובקשות סרק, לקצר את אורך חיי התיק ולהסיט ביקושים למנגנונים אלטרנטיביים ליישוב סכסוכים.
- **חוק חדלות פירעון ושיקום כלכלי** – הצעת החוק מונחת על שולחן ועדת החוקה, חוק ומשפט בכנסת, וצפויה להיכנס לתוקף במהלך שנת 2019. הצעת החוק יוצרת קודיפיקציה בדיני חדלות הפירעון של יחידים ושל תאגידים, תוך הצבת שיקומו הכלכלי של היחיד כערך מרכזי בהליכי חדלות הפירעון, הגברת הוודאות והיציבות של הדין, קיצור הליכים והפחתת הנטל הביורוקרטי באמצעות שינוי מבני ברשויות האמונות על יישום הדין (מערכת בתי המשפט, רשות האכיפה וכונס הנכסים הרשמי). על מנת להיערך לשינויים הנובעים מיישום הצעת החוק תוגברו הרשויות האמונות על יישומו.
- **הגברת האכיפה כנגד עבריינות כלכלית** – הכלכלה בישראל מאופיינת בהיקף גדול של הלבנת הון ועבריינות כלכלית. תופעות אלו טומנות בחובן השפעות שליליות רבות, כגון: סכנה ליציבות כלכלת המדינה והמשטר; סיכונים לסקטור הפיננסי; פגיעה בתחרות ובהכנסות המדינה אשר מובילה להקצאת משאבים בלתי יעילה. כחלק מהמאבק בהלבנת הון ובעבריינות הכלכלית בישראל, יושמו במהלך השנים האחרונות מספר תיקוני חקיקה שנועדו להגביר את האכיפה כנגד עבריינות כלכלית. משרד המשפטים הוא בעל תפקיד מרכזי בשרשרת האכיפה הכלכלית, והגידול הצפוי בהיקף האכיפה צפוי להשפיע באופן ישיר על היקף הפעילות של מספר גופים

במשרד. בהתאם לכך תוגבר התקציב של יחידת החילוט, הרשות לאיסור הלבנת הון ומימון טרור והיחידה הכלכלית בפרקליטות.

- **מחשוב** – הקצאת משאבים להמשך פיתוח, הטמעה ושיפורים במערכות מחשוב חדשות בגופים השונים של המשרד, תוך שימת דגש על הרחבת הפעולות והנתונים אשר האזרח יכול לקבל עבורם מענה באופן מקוון (למשל רישום הערת אזהרה באופן מקוון בטאבו, הקמת מערכת תומכת ליישום חוק חדלות פירעון וכד').

משרד החוץ

הצעת תקציב משרד החוץ לשנת הכספים 2019 (סעיף 09) מסתכמת בכ-1.46 מיליארד ש"ח, מהם כ-1.39 מיליארד ש"ח בהוצאה נטו וכ-78.2 מיליון ש"ח בהוצאה מותנית בהכנסה.

משרד החוץ מופקד על גיבוש מדיניות החוץ של ממשלת ישראל ועל ביצועה בקרב מדינות המקיימות יחסים דיפלומטיים עם מדינת ישראל. משרד החוץ מייצג את המדינה בפני ממשלות זרות, ארגון האומות המאוחדות וארגונים בין-לאומיים נוספים.

על המשרד מוטל להסביר את עמדותיה של מדינת ישראל ברחבי העולם; לקדם את הקשרים המדיניים, האסטרטגיים, הכלכליים והמסחריים ואת קשרי התרבות והמדע; להעביר סיוע חוץ; ולפתח מכלולים של שיתופי פעולה עם ארצות מתפתחות ומפותחות. בנוסף, על המשרד מוטל לקדם ולטפח את הקשרים המדיניים והאחרים עם הקהילות היהודיות בתפוצות ועם נציגי דתות אחרות. המשרד מטפל בשמירת זכויותיהם של האזרחים הישראלים השוהים בחו"ל ומסייע להם באמצעות נציגויותיו בחו"ל.

השינויים העיקריים בתקציב משרד החוץ לשנת 2019

- ירידה בתקציב משרד החוץ עקב ירידה של כ-13% בשער הדולר התקציבי בין השנים 2018-2019.
- יישום החלטת ממשלה 3400 מיום 11 בינואר 2018 שעניינה "גיבוש אסטרטגיה אזורית לפעילות הממשלה בחו"ל".
- יישום מודל שכר חדש לשליחי המשרד בחו"ל ולעובדי אית"ן (אזרחים ישראלים תומכי נציגות).
- המשך יישום החלטת הממשלה 402 מיום 5 באוגוסט 2015 שעניינה "מיקוד הפעילות הממשלתית בחו"ל שעיקרה "סגירת 7 נציגויות של המשרד בחו"ל"

משרד הפנים והרשויות המקומיות

הצעת תקציב משרד הפנים לשנת הכספים 2019 (סעיפים 06 ו-18), ללא תקציבי מימון מפלגות, מימון בחירות לכנסת ורשות ההגירה, האוכלוסין ומעברי הגבול (סעיפים 14 ו-68), מסתכמת בכ-6.06 מיליארד ש"ח, מהם כ-0.5 מיליון ש"ח בהוצאה מותנית בהכנסה. בשנת 2019 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-536 מיליון ש"ח.

משרד הפנים אחראי מטעם הממשלה לנושאים האלה:

- פיקוח על הרשויות המקומיות והכוונת פעולותיהן בהתאם לחוק ולמדיניות הממשלה.
- ארגון וניהול הבחירות לרשויות המקומיות והכנת פנקס בוחרים.
- פיקוח על אתרי הרחצה ועל רישוי עסקים.
- היערכות לשעת חירום ברשויות המקומיות.
- מתן שירותי דת וסיוע בשיפוץ ובפיתוח של מבני דת לעדות הלא יהודיות.
- שמירה על המאגר הביומטרי.

דגשים לשנת הכספים 2019

הרשויות המקומיות

מענקי האיזון

משרד הפנים פועל במסגרת תקציבו לסייע לרשויות המקומיות. הסיוע המרכזי ניתן באמצעות מענקי האיזון. מענק האיזון נועד להשלים את הכנסותיהן העצמיות הנורמטיביות של הרשויות המקומיות, להוצאות הנורמטיביות (הנגזרות מנוסחת ההקצאה), זאת על מנת לסייע לרשויות המקומיות לספק לתושביהן רמה סבירה של שירותים מוניציפליים.

משנת 2004 החל משרד הפנים להקצות בצורה הדרגתית את מענקי האיזון לרשויות המקומיות בהתאם להמלצות ועדת גדיש. נוסחת גדיש מחשבת את מענק המודל לרשויות באמצעות חישוב ההפרש בין ההוצאה הנורמטיבית וההכנסה הנורמטיבית לנפש. הפרש זה מהווה את מענק המודל לנפש של הרשות. ההוצאה הנורמטיבית משקפת את הנתונים הייחודים המאפיינים כל רשות ורשות (כדוגמת מספר הילדים והקשישים ברשות וכן את החוסן של תושבי הרשות המשתקף במדד הסוציו-אקונומי של הלמ"ס). מכפלת מענק המודל לנפש של הרשות במספר התושבים מהווה את מענק המודל לפי נוסחת גדיש. בשנת 2017 נערכו שינויים בנוסחת מענק האיזון בהתאם להחלטת ממשלה 2658 מיום 21 במאי 2017. עיקרי השינויים בהחלטה זו הם קביעת מינימום הכנסה לנפש, מדורג ע"פ האשכול החברתי-כלכלי והגדלת היקף ההוצאה המוכרת לפירעון מלוות. השינויים האמורים הטיבו בעיקרם עם רשויות שהדירוג החברתי-כלכלי שלהם נמוך, ובכך הקצאת מענקי האיזון הפכה לפרוגרסיבית יותר. נכון לשנת 2017, שהיא השנה האחרונה שקיימים לגביה נתונים נכון לזמן זה, 184 מתוך 255 רשויות הקיימות בישראל זכאיות למענק איזון.

בשנת 2019 עומד התקציב המקורי למענקי האיזון על 3.1 מיליארד ש"ח.

הקרן לצמצום פערים ברשויות המקומיות

לפי פקודת מיסי עירייה ומיסי ממשלה (פטורין), הממשלה משלמת ארנונה מופחתת על נכסיה, וההנחה נעה בין 30% ל-55% בהתאם לסוג הנכס. עד לשנת 2016 הייתה לשר הפנים הסמכות, בהתייעצות עם שר האוצר, להכריז על רשות מקומית כרשות עולים. רשות מסוג זה הייתה נהנית מתשלום ארנונה מלא מהנכסים הממשלתיים. במסגרת חוק ההסדרים לשנים 2018-2017 נקבע כי יבוטל מעמד ערי העולים, כך שהממשלה תשלם ארנונה מופחתת על כל נכסיה. עוד נקבע במסגרת חוק ההסדרים, כי הכסף שנחסך לממשלה כתוצאה מהשינוי (בתוספת כ-150 מיליון ש"ח נוספים) יחולק בין הרשויות המקומיות באופן קריטריונלי, באמצעות קרן שתקום במשרד הפנים – "הקרן לצמצום פערים". בהתאם להוראות החוק ולהחלטת שרי האוצר והפנים, הקריטריונים המרכזיים אשר על בסיסם יחולקו כספי הקרן הם: דירוג הרשות במדד החברתי-כלכלי, דירוג הרשות במדד פריפריאלי, סך ההכנסות הנורמטיביות של הרשות מארנונה, שיעור גביית הארנונה של הרשות ומספר העולים החדשים ברשות.

בשנת 2019 יעמוד התקציב המקורי של הקרן לצמצום פערים על כ-509 מיליון ש"ח.

תוכניות ההבראה

במסגרת תוכניות ההבראה, המדינה מסייעת לרשויות להתמודד עם גירעונות מצטברים, והרשות מתחייבת לצעדי התייעלות בתקציב השוטף. על עמידה באבני דרך להתייעלות, המדינה מסייעת לרשות המקומית במענקים ובהלוואות לכיסוי הגירעון הנצבר.

לתוכניות ההבראה שני עקרונות מרכזיים:

- הבטחת איזון שוטף ובר-קיימא בתקציב הרשויות המקומיות באמצעות צמצום ההוצאות והגדלת ההכנסות. השגת יעד זה היא תנאי הכרחי לקבלת סיוע במסגרת תוכניות הבראה, ונועדה למנוע היווצרות של גירעונות חדשים בעתיד ולהבטיח כי היקפי הפעילות של הרשויות המקומיות יתבססו על רמת הכנסותיהן בפועל.
- כיסוי הגירעון המצטבר נעשה בשלושה אופנים עיקריים:

כיסוי הגירעון ממקורות הרשות המקומית, לרבות עריכת הסדרי נושים, גביית חובות פיגורים בארנונה, אגרות והיטלים ומימוש נכסים של הרשות;

נטילת הלוואות לכיסוי גירעון מהמערכת הבנקאית;

העמדת מענקים לכיסוי גירעון מצד הממשלה.

בשנת 2019 צפויה להיות מאושרת מסגרת תקציב נוספת של עד 100 מיליון ש"ח בהרשאה להתחייב.

תוכניות המראה

החל משנת 2018 תתוקצב במשרד הפנים הרשאה להתחייב לצורך מימון "תוכנית המראה". מטרתן של תוכניות אלו היא לסייע לרשויות לפתח פרויקטים כלכליים אשר בעתיד יניבו להן הכנסות באופן שיסייע להן להגדיל את עצמאותן הכלכלית ולשפר את רמת השירותים הניתנת לתושב. תקצוב התוכניות נקבע לנוכח הצורך להעניק טיפול דיפרנציאלי לרשויות השונות. רשויות הנמצאות בגירעון שוטף יופנו לתוכניות הבראה אשר יחייבו אותן לבצע צעדי התייעלות, ורשויות אשר נמצאות באיזון תקציבי, אך מתקשות לספק שירותים ברמה גבוהה יופנו לתוכניות המראה אשר יגדילו בעתיד את תקציבן השוטף. בימים אלו קובעים משרדי האוצר והפנים את רכיבי התוכנית ואת הכלים הספציפיים שייצרו מנועי צמיחה לרשויות המקומיות.

בשנת 2019 צפויה להיות מאושרת מסגרת תקציב נוספת של עד 100 מיליון ש"ח בהרשאה להתחייב.

יישום החלטת ממשלה 922 בנושא: "פעילות הממשלה לפיתוח כלכלי באוכלוסיית המיעוטים בשנים 2020–2016"

במסגרת החלטת ממשלה 922 מיום 31 בדצמבר 2015 נקבע כי בתחום השלטון המקומי במהלך השנים 2020-2016 יוקצה בהרשאה להתחייב סכום של 1.2 מיליארד ש"ח עבור הנושאים האלה:

- 800 מיליון ש"ח עבור מענקי פיתוח לרשויות.
- 350 מיליון ש"ח עבור קידומן של רשויות ערביות שהוגדרו כ"מצטיינות". נקבע כי הסכום האמור יוקצה הן למתן תמריצים לפיתוח מקורות הכנסה ומנועי צמיחה הן לקידום צעדים לחיזוק ההון האנושי ברשויות האמורות.

- 50 מיליון ש"ח עבור שיפור היערכות הרשויות למצבי חירום.
- בשנת 2019 עומד התקציב המקורי לצורך יישום החלטת הממשלה האמורה על כ-190 מיליון ש"ח.

הבחירות לרשויות המקומיות

הבחירות לרשויות המקומיות צפויות להיערך ביום 30 באוקטובר 2018. בהתאם להוראות חוק הרשויות המקומיות (מימון בחירות), כל סיעה ורשימה זכאיות למימון הוצאות הבחירות מאוצר המדינה. בבחירות לרשויות המקומיות שהתקיימו בסוף שנת 2013 עמד גובה יחידת המימון על 42 ש"ח לכל בעל זכות בחירה. נכון להיום גובה יחידת המימון עומד על כ-56 ש"ח (זאת בשל פקיעת הוראת שעה אשר קיבעה את גובה יחידת המימון על 42 ש"ח כאמור). שיעור המימון לכל סיעה או רשימה הוא המכפלה של יחידת המימון במספר התושבים הזכאים לבחור באותה הרשות מחולק במספר חברי המועצה שנבחרו באותה הרשות. עוד קובע החוק כי בבחירות אשר צפויות להתקיים במהלך שנת 2018 ישולם חלק מימון המפלגות בחודש ינואר 2019. משכך, בתקציב משרד הפנים לשנת 2019 תוקצב החלק האמור בכ-145 מיליון ש"ח.

רשות האוכלוסין, ההגירה ומעברי הגבול

הצעת תקציב רשות האוכלוסין, ההגירה ומעברי הגבול ברוטו לשנת הכספים 2019 (סעיף 68) מסתכמת בכ-901 מיליון ש"ח, מהם כ-810 מיליון ש"ח בהוצאה נטו, והיתר בהוצאה מותנית בהכנסה. סך תקני כוח האדם של רשות האוכלוסין לשנת הכספים 2019 מסתכם בכ-1,950.

דגשים לשנת הכספים 2019

תעודות זהות ומסמכי נסיעה ביומטריים

בשנת 2019 רשות האוכלוסין וההגירה תפעל ליישום של התוכנית להנפקת מסמכים "חכמים" במסגרת פרויקט שדרוג מסמכי הנסיעה ותעודות הזהות. שדרוג זה כולל הכנסת אלמנטים ביומטריים למסמכי הנסיעה ולתעודות הזהות, כך שתופעות מרמה וזיוף המסמכים תצטמצמנה משמעותית. בנוסף, המעבר לתעודת זהות חכמה צפוי לאפשר בעתיד הזדהות וחתימה דיגיטלית, ובכך לאפשר שימושים נרחבים לאזרח, כגון הזדהות מרחוק באמצעות מערכות מחשוב וקבלת מידע אישי, חתימה אלקטרונית שדינה כדין חתימה בכתב במקום שבו נדרשת חתימה על פי חוק והפחתת הביורוקרטיה הממשלתית לאזרח.

במסגרת הצעת התקציב מושם דגש מיוחד לשיפור היכולות הטכנולוגיות, התפעוליות והיקפי העובדים בלשכות הרשות, לשם שיפור השירות בלשכות וקיצור התורים.

טיפול במסתננים ובנתינים זרים

במסגרת ההתמודדות של ממשלת ישראל עם תופעת שהייתם של זרים רבים שלא כחוק בישראל ובמיוחד עם תופעת ההסתננות לישראל, מושם דגש בהצעת התקציב על הצורך לקיים אכיפה יעילה על מעסיקי עובדים זרים שלא כחוק. זאת, לשם צמצום התמריץ הכלכלי שבשהייתם הלא חוקית של זרים בישראל ולעידוד יציאתם מרצון והוצאת המסתננים למדינה שלישית. האכיפה תיעשה, בין היתר, באמצעות הפעלת תוכנית אקטיבית להוצאת מסתננים למדינה שלישית ועל ידי יישום חוק עובדים זרים ותקנות הפיקדון במספר ענפים, אשר יאפשרו את הפעלתו של מנגנון כלכלי המתמרץ יציאה מרצון וכן מוודא שמירה על זכויות העובדים.

מימון מפלגות ותקציב הבחירות

הצעת תקציב הבחירות לכנסת ומימון המפלגות בשנת 2019 מסתכמת בכ-706 מיליון ש"ח בהוצאה נטו.

דגשים לשנת הכספים 2019

מימון מפלגות שוטף לסיעות הכנסת ומימון מפלגות לבחירות

חוק מימון מפלגות, תשל"ג 1973, קובע את הכללים למימון מפלגות – הן המימון עבור הבחירות הן המימון השוטף של המפלגות. סך תקציב מימון המפלגות לשנת 2019 עומד על כ- 460 מיליון ש"ח.

מימון מפלגות לבחירות

במהלך שנת בחירות, זכאית כל מפלגה למימון עבור הבחירות על פי העקרונות האלה:

- המימון עבור הבחירות לכל מפלגה הוא מכפלה של גובה יחידת המימון במספר המנדטים שבהם זכתה המפלגה בבחירות ועוד יחידת מימון אחת (בגין הסיעה).
- בחודש מרץ 2017 נקבע גובה יחידת המימון העדכני, העומד על 1,395.23 אלף ש"ח.

לשם המחשה, עלות מימון המפלגות לבחירות עבור מפלגה שזכתה ב-10 מנדטים היא 15,347.53 אלף ש"ח בהתאם לחישוב שלהלן:

15,347.53 = אלף ש"ח	X 11 10 חברי כנסת ועוד אחד בגין הסיעה	1,395.23 עלות יחידת מימון באלפי ש"ח

מימון מפלגות שוטף

גובה המימון החודשי השוטף לכל מפלגה הוא סכום המנדטים שבו זכתה המפלגה בבחירות לכנסת ועוד אחד (בגין הסיעה) כפול 6% מגובה יחידת המימון (בשנה – 6% X12 = 72%).

לשם המחשה, עלות המימון השוטף לשנה, עבור מפלגה בת 10 חברי כנסת היא 11,050 אלף ש"ח בהתאם לחישוב שלהלן:

11,050 = אלף ש"ח	X 72% שיעור התשלום השנתי	X 11 10 חברי כנסת ועוד אחד בגין הסיעה	1,395.23 עלות יחידת מימון באלפי ש"ח

עד לשנת 2017 שיעור המימון החודשי השוטף עמד על 5%, ובשנת 2017 הועבר תיקון לחוק מימון המפלגות (תיקון מס' 35) שהגדיל את שיעור המימון החודשי ל-6%. עלות שינוי זה נאמדת ב-25 מיליון ש"ח לשנה.

אשראי תקציבי למפלגות

בהתאם לתיקון לחוק מימון מפלגות, על משרד האוצר להעמיד אשראי תקציבי למפלגות בהיקף של עד מחצית מסכום מימון המפלגות לשלוש שנים. בתקציב לשנת 2019 תוקצבו עבור רכיב זה 130 מיליון ש"ח.

מימון בחירות מקדימות לכנסת

בהתאם לתיקון 24 לחוק המפלגות אשר אושר בחודש ינואר 2018, החל מהבחירות אשר צפויות להתקיים בשנת 2019 תשתתף המדינה באופן חלקי במימון הבחירות המקדימות למועמדים במפלגות אשר מתקיימות בהם בחירות כאמור. בעקבות תיקון החקיקה, תוקצב רכיב זה על-פי אומדן העלות העדכני בכ-30 מלש"ח.

ועדת הבחירות המרכזית לכנסת

ועדת הבחירות המרכזית לכנסת מוקמת עם כינוסה של כל כנסת חדשה ומכהנת עד להקמת ועדת בחירות חדשה, מיד לאחר כינונה של כנסת חדשה. בוועדה המרכזית לבחירות לכנסת חברים נציגים מכל הסיעות של הכנסת ובראשה עומד שופט בית משפט עליון.

ועדת הבחירות המרכזית לכנסת אחראית לתכנון, לארגון ולניהול הבחירות לכנסת, עד לקביעת תוצאות הבחירות.

התקציב המוצע לוועדת הבחירות המרכזית לכנסת עבור שנת 2019 עומד על כ-227 מיליון ש"ח, כ-10% יותר מתקציב ועדת הבחירות המרכזית לכנסת בשנת 2015, שנת הבחירות האחרונה לכנסת.

השירותים החברתיים

ההוצאה לשירותים החברתיים כוללת את הוצאות משרד החינוך, לרבות מערכת ההשכלה הגבוהה, משרד הבריאות (בתוספת ההשתתפות בסל הבריאות), משרד הרווחה, המשרד לקליטת העלייה, משרדי המדע, הטכנולוגיה והחלל ומשרד התרבות והספורט, הרשות לזכויות ניצולי השואה וכוללת את השתתפות משרד האוצר בתקציב המוסד לביטוח לאומי. בנוסף לכך, חלק משמעותי מההוצאה לשירותים החברתיים ממומן באמצעות מס ייעודי הנגבה ישירות מהציבור, ולכן אינו מופיע בתקציב המדינה. הוצאות אלה כוללות חלק מהוצאות המוסד לביטוח לאומי ואת הגבייה הישירה של מס הבריאות המממנת חלק ניכר מעלות סל שירותי הבריאות.

מאפייני התקציב

ההוצאה על השירותים החברתיים מושפעת במידה רבה מתהליכים דמוגרפיים וכן מסדרי העדיפויות של הממשלה, הנקבעים בהתאם ליעדים חברתיים שונים. מרכיבי ההוצאה העיקריים הם הוצאות שכר ותשלומי העברה. ההוצאה לשירותים החברתיים הממומנת ישירות ומופיעה בתקציב המדינה עומדת על כ-187.9 מיליארד ש"ח לשנת 2019.

התפלגות תקציב השירותים החברתיים לשנת 2019

(מיליארדי ש"ח)


הוצאה נטו
הוצאה מותנית בהכנסה
חינוך 60.9 3.4
העברות לביטוח הלאומי 46.6
בריאות 38.7 4.3
רווחה 12.6 2.3
השכלה גבוהה 11.5
תעסוקה 3.6
מדע, תרבות וספורט 2.2
קליטת עליה 1.7
0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60 62 64 66

התוספות והשינויים העיקריים לשירותים החברתיים במסגרת התוכנית הכלכלית לשנת הכספים 2019

חינוך – למשרד החינוך ניתנה בשנת 2019 תוספת תקציבית של כ-3.4 מיליארד ש"ח. עיקר התוספת ניתנת בין היתר לגידול טבעי במערכת החינוך בסך של כ-1.01 מיליארד ש"ח; סבסוד צהרונים בגני הילדים ובכיתות א'-ב' בפריסה כלל ארצית בסך של כ-605 מיליון ש"ח; הפעלת תוכנית "בתי הספר של החגים" הכוללת הפעלת 10 ימים נוספים בחופשות התלמידים בגני הילדים ובכיתות א'-ג' בסך של כ-320 מיליון ש"ח; מתן מענה לגידול במספר התלמידים הזכאים להסעות במערכת החינוך בסך של כ-200 מיליון ש"ח; סיום הטמעת הסכם השכר "עוז לתמורה" בסך של כ-100 מיליון ש"ח; תוכנית לחיזוק החינוך הטכנולוגי בסך של כ-100 מיליון ש"ח; חיזוק החינוך הבלתי פורמלי בפריפריה בסך של כ-80 מיליון ש"ח; תוספת שעות לימוד לבתי ספר חלשים בסך של כ-70 מיליון ש"ח; מתווה הדרגתי לצמצום מספר התלמידים בכיתה בבתי הספר היסודיים בסך של כ-50 מיליון ש"ח ועוד.

ההשכלה הגבוהה – התוכנית הרב-שנתית למערכת ההשכלה הגבוהה כוללת תוספת משאבים בסכום רב-שנתי כולל של כ-6.8 מיליארד ש"ח בשנים תשע"ז-תשפ"ב. בשנת 2019 צפויה תוספת תקציב בסך של כ-215 מיליון ש"ח בהשוואה לזו שניתנה בשנת 2018.

שנת 2019 תהיה השנה השלישית ליישום התוכנית הרב-שנתית למערכת ההשכלה הגבוהה. במסגרת התוכנית ניתנה תוספת תקציב לנושאים שונים, כגון: הגברת ההלימה לשוק התעסוקה תוך הכשרת ההון האנושי, ריענון וקליטת סגל חדש, מענקי מחקר תחרותיים, פיתוח פיזי ופיתוח תשתיות מדעיות, ובמיוחד, ביצוע תוכניות להגברת נגישות ההשכלה הגבוהה באוכלוסיות החרדית, הערבית ובקרב יוצאי אתיופיה. הרחבת הנגישות לאוכלוסייה החרדית נעשית באמצעות תקצוב מסגרות חרדיות (מח"רים) ותקצוב תוכנית מלגות והלוואות לסטודנטים חרדים. הרחבת הנגישות לבני המיעוטים נעשית באמצעות תקצוב מספר תוכניות, כגון: הכוון אקדמי בבתי הספר התיכוניים, הרחבת מרכזי "הישגים", מעטפת תמיכה במהלך הלימודים במכינות הקדם-אקדמיות ובמהלך לימודי התואר, תקצוב תוכנית מלגות ותוכנית מקיפה לאוכלוסיית הבדואים.

מערכת הבריאות – למערכת הבריאות ניתנה תוספת תקציב של כ-2.5 מיליארד ש"ח בשנת 2019, בין היתר, עבור הנושאים האלה: תוספת תקציב בגובה של 1.7 מיליארד ש"ח לתקציב המועבר לקופות ובתי החולים; תוספות תקציב של כ-573 מיליון ש"ח המיועדות להרחבת שירותי הבריאות המסופקים באופן ישיר על ידי משרד הבריאות; תוספת תקציב של כ-50 מיליון ש"ח לצורך חיזוק בתי החולים הפסיכיאטריים; תוספת תקציב של כ-217 מיליון ש"ח עבור פרויקטים שונים בתחום הבריאות והתאמות בבסיס תקציב משרד הבריאות.

תשלומי העברה ורווחה – במסגרת תקציב 2019 הוחלט כי תינתן תוספת בגובה 2.14 מיליארד ש"ח לקצבאות הנכים המשולמות על ידי הביטוח הלאומי. בנוסף, בהמשך לשינוי בתוספת הוותק שהחל בשנת 2017 בו שונו התנאים לצבירת ותק עבור תוספת הוותק לקצבת הזקנה, כך שהוותק יחל להיספר כבר מהשנה הראשונה, הוקדמו הפעימות של 2019 ו-2020 בשנה, כך שבשנת 2018 תוספת הוותק תחל להיות משולמת מהשנה הרביעית וב-2019 – מהשנה הראשונה. עלות הקדמת הפעימה ב-2018 כ-460 מיליון ש"ח, וב-2019 כ-300 מיליון ש"ח. יש להוסיף לאלו גם את תחילת מימוש תוכנית הסיעוד הממלכתית, הכוללת התאמה טובה יותר בין הסיוע הניתן לקשיש למידת התלות שלו, הרחבת שירותים ושיפור השירות הניתן ע"י חברות הסיעוד והקלה בביורוקרטיה עבור האזרח.

לצד זאת, למשרד הרווחה והשירותים החברתיים ניתנה תוספת תקציב בהיקף של כ-380 מיליון ש"ח לצורך תגבור שירותים, בכלל זה עבור מכסות ושירותים לאנשים עם מוגבלויות ולאוכלוסיות בסיכון. כמו כן, למשרד ניתנה תוספת תקציב עבור טיפול בילדים בסיכון, סיוע לקשישים, טיפול בנערות במצוקה, טיפול באלימות והרחבת הסיוע למשפחות הנמצאות במצב של עוני ומשבר.

זרוע העבודה במשרד העבודה, הרווחה והשירותים החברתיים – במסגרת הצעת התקציב ל-2019 הושם דגש על תוכניות אקטיביות לעידוד התעסוקה במטרה לעמוד ביעדי התעסוקה ארוכי הטווח שהציבה הממשלה תוך התמקדות בעידוד תעסוקתן של אוכלוסיות ייעודיות, לצורך צמצום אי-השוויון ומיצוי פוטנציאל הצמיחה. זאת, בין היתר, באמצעות יישום החלטות הממשלה לעניין עידוד תעסוקת האוכלוסייה הערבית, קידום תוכניות לעידוד תעסוקה בקרב האוכלוסייה החרדית, הגדלת ההכשרה המקצועית באמצעות שוברים וסיוע בהשמה בחברות טכנולוגיות, ועידוד יציאה לעבודה של הורים באמצעות הרחבת מערך מעונות היום המפוקחים והמסובסדים כיום והשתתפות בהחזקת ילדיהם במערך. זאת, לצד הגדלת ההכנסה של הורים עובדים, הן באמצעות נקודות זיכוי במס להורים לילדים קטנים, הן באמצעות הרחבה והגדלה משמעותית של מענק עבודה, במסגרת חוק ההסדרים הקרוב.

משרד העלייה והקליטה – עיקר תקציב המשרד בשנת 2019 יועד לתקצוב תוכניות מיוחדות לעידוד העלייה, למימון תשלום סל קליטה לעולים, למלגות לימוד לסטודנטים עולים, לסיוע בתעסוקה לעולים חדשים ולתקצוב תוכניות קליטה שונות.

הרשות לזכויות ניצולי השואה – לרשות לזכויות ניצולי השואה ניתנו תוספות תקציב בהיקף של כ-785 מיליון ש"ח בשנת 2019 אשר שימשו, בין היתר, להגדלת המענק השנתי המשולם לפליטי השואה, לסיוע ליוצאי מרוקו, אלג'יריה ועירק אשר חוו התנכלויות אנטישמיות וגזעניות בתקופת מלחמת העולם השנייה, לתשלום תגמולים לעובדי כפייה ולילדים שהתלוו לאחד מהוריהם שעבד בכפייה, לביטול ניכוי הקצבה מקרן סעיף 2 מהתגמולים המשולמים לנזקקים ולהמשך מימון המענקים שניתנו על ידי החברה להשבה.

ההתפתחות הצפויה במהלך שנת הכספים 2019

במסגרת הצעת התקציב לשנת הכספים 2019 צפוי לחול גידול משמעותי בסך התקציב המוקצה לתקציב השירותים החברתיים והגדלת היקף שירותים אלו. סך התקציב המוקצה לתחומים אלו עתיד לגדול בכ-15.1 מיליארד ש"ח בשנת 2019, והוא מהווה גידול של כ-9.5% לעומת שנת התקציב 2018.

תקציב זה מיועד לשיפור רמת השירותים לכלל האוכלוסייה וכן להורדת יוקר המחיה, תוך מיקוד בסיוע לאוכלוסיות שאינן בגיל העבודה מחד גיסא ובעידוד תעסוקת אוכלוסיות הנמצאות בגיל העבודה מאידך גיסא.

בין הצעדים החדשים שייושמו ניתן למנות הקצאת 2.15 מיליארד ש"ח לקצבאות הנכים המשולמות על ידי ביטוח לאומי. התוספת שתינתן בכפוף לאישור הכנסת תכלול העלאה של 501 ש"ח לכלל הנכים ושל 701 ש"ח לנכים קשים. במסגרת תוספת זו מבקש תיקון החוק להרחיב את מעגל הזכאים גם לאזרחים ותיקים אשר היו זכאים לקצבת נכות טרם הגיעם לגיל פרישה. כמו כן, במסגרת תיקוני החקיקה המוזכרים יעוגן תקצוב בסך של

50 מיליון ש"ח מהמוסד לביטוח לאומי אשר יוקצה להעלאת קצבאותיהם של ילדים נכים, וכן סך של 50 מיליון ש"ח נוספים אשר יוקצו לדמי ליווי לעיוור.

בתחום החינוך תינתן תוספת על סך 300 מיליון ש"ח עבור תוכנית החופשות, במסגרתה גני הילדים ובתי הספר בכיתות א'-ג' יפעלו במהלך עשרה ימים נוספים. התוכנית נועדה לתת מענה לפער הקיים כיום במשק הישראלי בין ימי חופשת ההורים לבין ימי חופשות התלמידים. מעבר לכך, הוקצו 605 מיליון ש"ח לסבסוד מסגרות לימודיות נוספות בשעות אחר הצוהריים. התוכנית כוללת סבסוד צהרונים בגני הילדים ובכיתות א'-ב' בפריסה כלל ארצית אשר יעניקו מסגרת לימודית בשעות אחר הצוהריים בצורה רציפה בסיום יום הלימודים. תוכניות החופשות והצהרונים יגדילו את שכר הנטו של כל משפחה באלפי שקלים בשנה ויתמכו בהשתלבותם של הורים נוספים בשוק התעסוקה.

כמו כן, במטרה להעלות את שיעור התעסוקה ולשפר את פוטנציאל הצמיחה של כלל המשק, הושם דגש על תוכניות אקטיביות בפריסה ארצית לשילוב בתעסוקה של אוכלוסיות ייעודיות המאופיינות בשיעורי השתתפות נמוכים בשוק העבודה. בין היתר מיושמת התוכנית לעידוד התעסוקה של האוכלוסייה הערבית, ותוכניות לעידוד התעסוקה של האוכלוסייה החרדית, ותוכנית לשילוב של אנשים בעלי מוגבלויות בשוק התעסוקה. זאת, בנוסף לצעדים משלימים שנועדו להבטיח את השתלבותם המלאה באמצעות יישום תוכנית לייעול ולהרחבה משמעותית של מערך ההכשרה המקצועית בשיתוף המעסיקים.

בתחום הבריאות מקודמת חקיקה שתאפשר לשרי הבריאות והאוצר לקבל מידע על ניתוחים המבוצעים במימון פרטי ולעקוב אחר רמות המחירים והרווחיות בתחום הניתוחים במערכת הבריאות הפרטית. בשנים האחרונות חל גידול משמעותי בהוצאה הפרטית של משקי הבית על בריאות, המכבידה על יוקר המחיה ופוגעת בנגישות של שכבות חלשות לשירותי בריאות איכותיים. המחירים הגבוהים של הניתוחים במערכת הפרטית, מייקרים את הפרמיות ואת תשלומי השתתפות העצמית ומכבידים על יוקר המחיה. נוכח האמור לעיל, במסגרת החקיקה תיקבע חובת דיווח על מחירים ורווחיות ממחירי ניתוחים במערכת הבריאות הפרטית, כך שבשלב הראשון תחול חובת דיווח על מחירי הניתוחים במערכת הבריאות הפרטית, ולאחר שנתיים, כשיעמוד בפני הוועדה מסד נתונים רחב, תיבחן השאלה האם יש צורך בצעדים נוספים למעורבות ממשלתית בתחום.

צעדים אלה מבטאים את מדיניות הממשלה לעידוד תעסוקתי, לטיפול ביוקר המחיה ולשיפור רמת השירותים החברתיים הניתנים על ידי הממשלה. שינוי סדרי העדיפויות כאמור, הביא לגידול המשמעותי בכלל תקציבי המשרדים החברתיים בסך מצטבר של כ-15.1 מיליארד ש"ח, כפי שבא לידי ביטוי בהצעת תקציב המדינה לשנת 2019.

המוסד לביטוח לאומי

ההקצאה למוסד לביטוח לאומי מתקציב המדינה בשנת 2019 מיועדת לנושאים האלה:

תשלום קצבאות במימון המדינה והשתתפות במימון קצבאות לאוכלוסייה לא מבוטחת, בסכום של כ-13.9 מיליארד ש"ח (ללא תשלומי מילואים).

השתתפות המדינה בגבייה לפי סעיף 32 לחוק הביטוח הלאומי (נוסח משולב), התשנ"ה-1955 (להלן – חוק הביטוח הלאומי) בסכום של כ-31 מיליארד ש"ח.

העברות אחרות למוסד לביטוח לאומי, בעיקר לצורך מימון הוצאות מִנהל, בסכום של כ-413 מיליון ש"ח.

סך הקצבות אוצר המדינה למוסד לביטוח לאומי בשנת התקציב 2019 יסתכמו בכ-46.59 מיליארד ש"ח.

השתתפות המדינה בתקבולי המוסד לביטוח לאומי

בהתאם לסעיף 32 לחוק הביטוח הלאומי, אוצר המדינה משתתף בתקציב המוסד בשיעור קבוע בגין הגבייה משכירים ומעצמאים וכן בגין הגבייה עבור ענפי הביטוח הלאומי האלה: ענף הילדים, ענף זִקנה ושאירים וענף הנכות. ההשתתפות נקבעת באחוזים מסך הגבייה באותם ענפים.

במצב החוקי הקיים, אחוז השתתפות האוצר בגבייה במוסד לביטוח לאומי עומד על 53.57% בשנת 2019. כחלק משינויי החקיקה שנעשו בחוק ההסדרים, אחוז השתתפות האוצר צפוי לעלות ל-56.43%.

עיקרי השינויים בקצבאות המוסד לביטוח לאומי

תוספת לקצבת הנכות הכללית – במסגרת החלטת ממשלה 3413 מיום 11 בינואר 2018 והחלטת ממשלה 3290 מיום 24 בדצמבר 2017, נקבע כי קצבת הנכות הכללית תעלה במספר פעימות, וכן נקבעו תיקוני חקיקה נוספים המפורטים להלן:

- החל מ-1 בינואר 2018, תגדל קצבת הנכות הכללית בסך של 340 ש"ח לכלל הנכים ו-540 ש"ח לנכים קשים. החל מיולי 2018, סכום זה יגדל ל-501 ש"ח ול-701 ש"ח בהתאמה;
- אזרחים ותיקים אשר היו זכאים לקצבת נכות טרם הגיעם לגיל פרישה יקבלו תוספת של מחצית הסכום שמקבלים זכאי קצבת נכות כללית – 170 ש"ח בינואר 2018, ו-251 ש"ח החל מיולי 2018;
- העלאת קצבאות ילד נכה בסך של 50 מיליון ש"ח;
- העלאת הסכום שאינו מובא בחשבון בעת חישוב הכנסות מעבודה, מסך של כ-2,900 ש"ח כיום ל-3,400 ש"ח החל מינואר 2018, ול-3,500 ש"ח החל מיולי 2018.

סך העלות של התיקונים המוצעים עומד על כ-2.1 מיליארד ש"ח משנת 2018 ואילך.

שינוי ברמות גמלת הסיעוד – תוכנית הסיעוד הממלכתית, שאושרה כחלק מהתוכנית הכלכלית, כוללת רפורמה במבנה גמלת הסיעוד, הגדלת השעות הניתנות לקשישים ושינוי באופן אספקת שירותי הסיעוד. גמלת הסיעוד

משולמת כיום בשלוש רמות שונות, על פי מידת התלות של הזכאי לגמלה. מבנה גמלת הסיעוד הנוכחי מביא לכך ששיעור כיסוי הצרכים הסיעודיים איננו מתחשב דיו באוכלוסיית הקשישים שמצבם הסיעודי מורכב יותר, והחלוקה לשלוש רמות גמלה אינה נותנת מענה הולם לצורכי הקשיש. מנגד, בדרגות הנמוכות יותר משולמת הגמלה בשיעור גבוה (ביחס למידת התלות). על כן, תיקון החקיקה נועד ליצור שש רמות של גמלה, וכך להתאים טוב יותר את גובה הסיוע למידת התלות של הקשיש בזולת. כמו כן, התיקון נועד לאפשר לקשיש, אשר עד כה קיבל את הגמלה "בעין" בצורה של שעות סיעוד, לקבל חלק מהגמלה בכסף, זאת על מנת לאפשר לו גמישות רבה יותר בהתאמת המענים לצרכיו השונים. נוסף על כך, הרפורמה כוללת סכום של כ-155 מיליון ש"ח לצורך שיפור איכות הטיפול הניתן לקשישים על ידי המוסד לביטוח לאומי.

שינוי אופן חישוב תוספת הוותק – חוק הביטוח הלאומי קובע כי מי שהיה מבוטח יותר מעשר שנים לפני המועד שבו התחיל לקבל קצבת זקנה, זכאי לתוספת ותק לקצבה בשיעור של 2% מגובהה בעד כל שנת ביטוח. תוספת הוותק המקסימלית עומדת על 50% מהקצבה הבסיסית. בתוכנית הכלכלית לשנים 2018-2017 ובמטרה לשפר את מצבם הכלכלי של קשישים בישראל, הוחלט כי תוספת הוותק תתחיל להיספר מהשנה הראשונה שבגינה שולמו דמי ביטוח. השינוי נכנס באופן הדרגתי בארבע פעימות, כך שבשנת 2020 השינוי יגיע להבשלה מלאה ותוספת הוותק תשולם החל מהשנה הראשונה. החלטת ממשלה 3417 מיום 11 בינואר 2018 קבעה להקדים בשנה את הפעימות, כך שבשנת 2018 תשולם תוספת הוותק לעובד שהיה מבוטח יותר מארבע שנים. עוד קבעה ההחלטה להגיע להבשלה מלאה בשנת 2019, כך שתוספת הוותק תשולם החל מהשנה הראשונה. סך העלות של הקדמת תוספת הוותק היא כמיליארד ש"ח בשנת 2019.

התוכנית הכלכלית לשנת 2019 כוללת תיקון אשר צפוי להגדיל את הכנסות המוסד לביטוח לאומי כלהלן:

שינוי מנגנון ההתחשבנות עם חברות הביטוח – מוצע לקבוע כי בכל הקשור לתביעות לפי חוק הפיצויים יחול הסדר התחשבנות כולל שבמסגרתו יועבר מדי שנה מחברות הביטוח סכום קבוע שייקבע בתקנות על ידי שר האוצר. כמו כן, מוצע לקבוע כי לגבי תאונות דרכים שהתרחשו לאחר 1 בינואר 2014 ועד 31 בדצמבר 2018 ואשר טרם הוגשה לגביהן תביעה או דרישה למוסד, ייקבע סכום כולל חד-פעמי שיש להעביר למוסד. התיקון מגביר את היעילות בהסדרי ההתחשבנות בין המוסד לביטוח לאומי לחברות הביטוח בכל הנוגע לתשלום פיצויים לפי חוק הפיצויים לנפגעי תאונות דרכים, תוך צמצום ההתדיינויות המשפטיות בין המוסד לחברות הביטוח, הפחתת הנטל הביורוקרטי ושיפור השירות לאזרח.

צפי ההתפלגות של הכנסות המוסד לביטוח לאומי לשנת הכספים 2019, במחירים שוטפים (במיליוני ש"ח) לפי מקורות*

אחוז מסה"כ	הסכום	מקור ההכנסה
53%	51,301	גביית דמי הביטוח מהציבור
32%	31,303	השתתפות האוצר בגבייה והקצבות האוצר על פי חוק
14%	13,898	מימון קצבאות על ידי אוצר המדינה (לא כולל מילואים)
0.4%	413	העברות אחרות
100%	**96,915**	**סך הכול**

* לא כולל ריבית על השקעות

משרד החינוך

הצעת תקציב משרד החינוך לשנת הכספים 2019 (סעיף 20) מסתכמת בכ-59.57 מיליארד ש"ח.
הצעת תקציב משרד החינוך לשנת הכספים 2019 (סעיף 60) מסתכמת בכ-1.967 מיליארד ש"ח, מהם כ-1.317 מיליארד ש"ח בהוצאה נטו וכ-650 מיליון ש"ח בהוצאה מותנית בהכנסה. כמו כן, בשנת 2019 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-2.475 מיליארד ש"ח.

משרד החינוך אחראי להקניית ידע לילדים הזכאים לחינוך בהתאם לחוק לימוד חובה. המשרד אחראי לקידום המצוינות, לשיפור ההישגים ולרמת האיכות החינוכית, תוך צמצום הפערים החברתיים; ליצירת מערכת חינוך אפקטיבית ויעילה שתשרת את צורכי הפרט ואת צרכיה המשתנים של מדינת ישראל; ולקידום ערכים ציוניים, יהודיים, דמוקרטיים וחברתיים.

המשרד פועל ברמה הארצית באמצעות המטה וברמה המחוזית – באמצעות שמונה מחוזות שהם הזרוע הביצועית של מטה המשרד. משרד החינוך ממונה על מוסדות החינוך ובכלל זה על הגנים, על בתי ספר ועל החינוך הבלתי פורמלי.

דגשים לשנת הכספים 2019

צמצום הפערים והגדלת שוויון ההזדמנויות

- סבסוד צהרונים בגני הילדים ובכיתות א'-ב' בפריסה כלל ארצית אשר יעניקו מסגרת לימודיות וארוחה חמה בשעות אחר הצוהריים בצורה רציפה בסיום יום הלימודים.
- קיצור עשרה ימי חופשה בבתי הספר ובגני הילדים באמצעות תוכנית העשרה חינוכית במוסד הלימודים לתלמידים בחגי האביב והחורף.
- הגדלת תקציב החינוך הבלתי פורמלי באמצעות סבסוד חוגים בשעות אחר הצוהריים לאוכלוסיות מהפריפריה החברתית.
- קידום שוויון הזדמנויות באמצעות הגדלת מספר שעות הלימוד לבתי ספר מרקע חברתי-כלכלי חלש.

המשך חיזוק לימודי המתמטיקה וחיזוק לימודי האנגלית

- צמיחתה הכלכלית של מדינת ישראל תלוי, בין היתר, בפיתוח הון אנושי איכותי. לימודי מתמטיקה ואנגלית מוגברים משמשים תשתית מרכזית ליכולת ההשתלבות בתעסוקה איכותית.
- באמצעות שעות תגבור לבתי הספר, השקעה בהכשרות מורים ועוד, משרד החינוך מתכוון להמשיך להגדיל את מספר הניגשים לבגרות מוגברת במתמטיקה מכ-16,000 כיום לכ-20,000 בתוך שלוש שנים.
- נמשכת התוכנית להנגשת השפה האנגלית לכלל תלמידי ישראל, באמצעות חיזוק יכולות הדיבור בשפה האנגלית והעלאת מספר התלמידים הניגשים לבגרות מוגברת באנגלית, בדגש על הפריפריה.

- **המשך צמצום יחס מורה-תלמיד**

בשנת הלימודים התשע"ו החלה לפעול תוכנית הדרגתית לצמצום מספר התלמידים בכיתה בבתי הספר היסודיים. בעקבות זאת גודל כיתה בחינוך היסודי יעמוד על 32-34 תלמידים. במקביל, תמשיך לפעול במערכת החינוך תוכנית "מורה שני בכיתה" ושבמסגרתה מלמדים יחד מורה ותיק וסטודנט להוראה, המשתלב בהדרגה בפעילות ההוראה והלמידה כחלק מטיוב הכשרתו.

- **בינוי כיתות לימוד**

המשך התקדמות בתוכנית הרב-שנתית לבינוי כיתות לשנים 2017-2021 העומדת על 17,000 כיתות לימוד, זאת על מנת לתת מענה לגידול הטבעי, למחסור בכיתות לימוד ולגידול במספר יחידות הדיור הנבנות מדי שנה במסגרת מאמצי הממשלה להפחתת מחירי הדיור.

מטרות ויעדים אלו לשנת הכספים 2019 יתורגמו לתוכנית עבודה בהתאם למתווה התקציב שיאושר בכנסת.

ההשכלה הגבוהה

הצעת התקציב למערכת ההשכלה הגבוהה (סעיף 21) מסתכמת בכ-11.5 מיליארד ש"ח בשנת הכספים 2019.

מערכת ההשכלה הגבוהה בישראל כוללת מוסדות המוכָּרים על ידי המועצה להשכלה גבוהה, שהסמיכה אותם להעניק תארים אקדמיים. תקצוב המוסדות נעשה באמצעות הוועדה לתכנון ולתקצוב (ות"ת) ועל ידי משרד החינוך (התומך בחלק מהמכללות לחינוך). מערכת ההשכלה הגבוהה כוללת גם מוסדות אשר אין בתקציבם השתתפות מתקציב המדינה (מוסדות חוץ-תקציביים).

המוסדות להשכלה גבוהה

המוסדות להשכלה גבוהה בישראל נחלקים כדלהלן:

- **אוניברסיטאות** העוסקות במחקר ובהוראה ומעניקות שלושה תארים אקדמיים: תואר ראשון, תואר שני ותואר שלישי.
- **האוניברסיטה הפתוחה** המבוססת על לימוד מרחוק ועל לימודים חלקיים ומעניקה תואר אקדמי ראשון ושני.
- **מכללות** שעיקר עיסוקן בהוראה ומעניקות תואר ראשון ושני של לימודים אקדמיים כלליים או של לימודים מקצועיים.
- **מוסדות אקדמיים להכשרת עובדי הוראה.**

נתונים כלליים

מספר הסטודנטים במוסדות להשכלה גבוהה (כולל מוסדות חוץ-תקציביים, לא כולל את האוניברסיטה הפתוחה ושלוחות מחו"ל) הסתכם בשנת הלימודים תשע"ז בכ-264 אלף סטודנטים, מתוכם כ-48% למדו באוניברסיטאות, 12% במכללות להכשרת מורים וכ-40% במכללות האקדמיות. באוניברסיטה הפתוחה למדו בשנת תשע"ז כ-44 אלף סטודנטים לתואר ראשון ושני.

דגשים לשנת הכספים 2019

התוכנית הרב-שנתית למערכת ההשכלה הגבוהה

הדגשים העיקריים לשנת 2019 מבוססים על ההסכם הרב-שנתי שגיבש רפורמה למערכת ההשכלה הגבוהה ונחתם בספטמבר 2016 בין אגף התקציבים באוצר לות"ת לשנים תשע"ז-תשפ"ב בהיקף של כ-6.8 מיליארד ש"ח במצטבר לשש השנים תשע"ז-תשפ"ב. 2019 תהיה השנה השלישית ליישום התוכנית. המטרות עיקריות של התוכנית הרב-שנתית הן:

- לעודד מצוינות מדעית-מחקרית
- לעודד חדשנות בהוראה
- להכשיר את ההון האנושי כדי להתאימו לשוק התעסוקה
- לקדם ולשלב אוכלוסיות ייחודיות במערכת ההשכלה הגבוהה.

עידוד המצוינות המדעית-מחקרית

בהתאם להחלטותיה, ות"ת תפעל למען קידום מצוינות במחקר, בעיקר על ידי הגדלת המשאבים להקצבות למחקר תחרותי והגדלת התמיכה בקרנות המחקר בהתאם לגידול המערכת. תוספת המשאבים לנושא זה באה לידי ביטוי בגידול נוסף בקרן הלאומית למדע ובתמיכה בקרנות בין-לאומיות, כגון תמיכה בקרן BSF-NSF (תוכנית לשיתוף פעולה בין הקרן הדו-לאומית למדע ארה"ב-ישראל BSF לקרן הלאומית למדע האמריקאית-NSF), קרנות משותפות עם סין והודו וכיוצ"ב והקצאת משאבים לתשתיות מחקר. הצורך בשדרוג התשתיות קיים בכל הרמות: ציוד אישי לחוקר, תשתיות מוסדיות ותשתיות לאומיות. יצוין כי חלק משמעותי מתקציב התשתיות מופנה לקידום תשתית-על בתחומי מחקר מובילי שינוי: מדעי החיים (רפואה מותאמת אישית), פיזיקה (קוונטום), כימיה (חומרים), חברה ורוח. פיתוח התשתיות מבוסס על פיתוח מקביל בו-זמנית של תשתית מחשוב ונתונים (Big Data) בשיתוף ובתיאום עם המיזם הלאומי "ישראל דיגיטלית".

עידוד החדשנות בהוראה

אחת ממשימותיו העיקריות של מוסד להשכלה גבוהה היא לספק לתלמידיו הוראה באיכות הגבוהה ביותר. בשנים האחרונות נבחן הנושא, בין היתר, על ידי ועדה להערכת איכות ההוראה וקידומה בראשות פרופ' אלישע באב"ד (האוניברסיטה העברית). בנובמבר 2015, בהתאם למסקנות ולהמלצות הוועדה, אושר בוות"ת מודל תמרוץ, אשר כלל שלושה רכיבים: קריטריונים לאיכות ההוראה, שחובה ליישם בכלל המוסדות להשכלה גבוהה; קריטריונים לאיכות הוראה, שעמידה בהם תאפשר קבלת תקצוב עבור מכללות המתוקצבות ע"י ות"ת; ופרס על בסיס תחרותי לתגמול עבור פעילות מיוחדת בנושא. חלק מהקריטריונים כוללים מנגנון מוסדי להערכת סקרי הוראה, הכשרות מקצועות, פרסום תוצאות ועוד.

במסגרת התוכנית הרב-שנתית הוקצו כספים ייעודיים להרחבת הפעילות בנושא זה, בין היתר על ידי הרחבת המודל לאוניברסיטאות ותמרוץ המוסדות לפעולות נוספות.

כמו כן, מזה כעשור אנו עדים למגמה הולכת ומתרחבת בעולם כולו של למידה דיגיטלית, לרבות יצירת קורסים מקוונים מסוגים שונים, שהשימוש בהם משרת מטרות שונות ומיועד לקהלים מגוונים. התרחבות השימוש בקורסים מקוונים פותחת אפשרויות רבות בפני האקדמיה. בתוכנית הרב-שנתית מושם דגש על פיתוח של מספר משמעותי של קורסים המועברים באמצעות למידה דיגיטלית בשים לב להכרה הדדית.

הכשרת ההון האנושי והתאמתו לשוק התעסוקה

על מנת להדק את הקשר בין תפוקות מערכת ההשכלה הגבוהה לבין צורכי המשק, בכל הנוגע להכשרת ההון האנושי, ות"ת הציבה יעד של גידול ב-40% במספר הסטודנטים במחזור במקצועות הנדרשים בשוק התעסוקה

(מדעי המחשב, הנדסת מחשבים והנדסת חשמל ואלקטרוניקה). בהתאם, ות"ת בחנה מספר דרכי פעולה ומגבשת תוכנית מקיפה הכוללת בין היתר: רכיבים לצמצום נשירה; עדכון נוסף של תעריפי ההוראה (גובה ומבנה התעריף, כך שישקף הן עלויות והן תמריצים ליצירת הלימה בתמהיל מקצועות הלימוד, כך שיתאים לצורכי שוק התעסוקה); עידוד קליטת נשים לתחומי המדע והטכנולוגיה; עידוד שילוב מסלול לימודים דו-חוגי עם מקצועות נדרשים בשוק התעסוקה; הוספת חטיבת לימודים בתחומי לימוד אלה; פרסום קול קורא להגדלת מספר הסטודנטים במקצועות מסוימים במספר מצומצם של מוסדות באמצעות תוכנית מקיפה לנושא; ויישום בידול (דיפרנציאציה) בחלוקת מלגות לסטודנטים בהתאם לתחומי לימוד.

קידום ושילוב אוכלוסיות ייחודיות במערכת ההשכלה הגבוהה

במסגרת התוכנית הרב-שנתית, דגש מיוחד מושם על הרחבת הנגישות של מערכת ההשכלה הגבוהה לאוכלוסיות שבהן הנגישות נמוכה יחסית. הורחבה התוכנית להגברת הנגישות לחרדים ולערבים, וגובשה תוכנית להגברת הנגישות ליוצאי אתיופיה, שיישומה החל בתשע"ח.

בנוסף, נפתח תקצוב ליישום דו"ח הוועדה לקידום ולייצוג נשים במוסדות להשכלה גבוהה (2015), כדי לצמצם את הפער המגדרי הקיים בקרב הסגל הבכיר בין נשים לגברים.

הרווחה והשירותים החברתיים

הצעת תקציב הרווחה והשירותים החברתיים לשנת הכספים 2019 (סעיף 23) מסתכמת בכ-10.1 מיליארד ש"ח, מהם כ-7.8 מיליארד ש"ח בהוצאה נטו, וכ-2.3 מיליארד ש"ח בהוצאה מותנית בהכנסה. כמו כן, בשנת 2019 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-165 מיליון ש"ח.

משרד הרווחה משמש חולייה מרכזית בהתוויית מדיניות הרווחה בישראל, והוא אחראי לקביעת סטנדרטים של שירותי הרווחה, להערכה ומחקר של השירותים החברתיים ולתקצוב, פיקוח ובקרה של אספקת שירותי הרווחה ברשויות המקומיות, אשר באמצעותן מסופקים מרבית שירותי הרווחה.

דגשים לשנת הכספים 2019

- תוספת מכסות להשמה חוץ-ביתית וקהילתית לאוכלוסיות בסיכון;
- תוספת עבור מימון מכסות להשמה חוץ-ביתית וקהילתית לאוכלוסיות בסיכון;
- תקצוב תוכניות לפיתוח שירותים קהילתיים לאוכלוסיות בסיכון, בכללן לצעירים וצעירות חסרי עורף משפחתי, לנוער במצוקה ולאזרחים ותיקים;
- הרחבת התוכנית הכלכלית למשפחות במשבר הנמצאות במעגל העוני;
- חיזוק תוכניות להתמודדות עם אלימות ומצבי סיכון הכוללות, בין היתר, שדרוג תעריפים ותוספת עובדים במערכת הטיפול, טיפול ישיר בתופעת האלימות ובמצבי סיכון וכן טיפול ושיקום עברייני מין, מכורים, דרי רחוב ואסירים משוחררים;
- איחוד והעצמה של השירותים הניתנים לבעלי מוגבלויות בקהילה ובמסגרות חוץ-ביתיות;
- חיזוק יכולת המשילות של משרד הרווחה;
- תוספת לתגבור תוכניות עבור אוכלוסיית האזרחים הוותיקים וניצולי השואה;
- הרחבת התוכנית הלאומית לילדים בסיכון.

דגשים אלה, כמו כל שאר הפעולות, היעדים והתוכניות המוצגות בהצעת התקציב, יבוצעו כחלק מהתקציב ובהתאם למסגרת התקציבית שהוקצתה לשם כך למשרד הרווחה, כמפורט בכל אחד מסעיפיו.

זרוע העבודה במשרד העבודה, הרווחה והשירותים החברתיים

הצעת תקציב זרוע העבודה במשרד הרווחה והשירותים החברתיים (סעיף 36) לשנת הכספים 2019 מסתכמת בכ-3.5 מיליארד ש"ח במזומן ובכ-1.1 מיליארד ש"ח בהרשאה להתחייב.

זרוע העבודה במשרד העבודה, הרווחה והשירותים החברתיים מופקדת על יישום מדיניות הממשלה לעידוד התעסוקה באמצעים תקציביים, מנהליים, אכיפתיים ותחיקתיים לצורך מימוש יעדיהם המרכזיים כמפורט להלן.

זרוע העבודה במשרד העבודה, הרווחה והשירותים החברתיים

- הגדלת שיעורי התעסוקה וההשתתפות בכוח העבודה של כלל האוכלוסייה, תוך התמקדות בהגדלת שיעורי התעסוקה של אוכלוסיות מעוטות השתתפות בשוק העבודה, כגון: גברים חרדים, נשים ערביות, אנשים עם מוגבלות ומקבלי הבטחת הכנסה. כמו כן, שימת דגש על עידוד יציאה לעבודה של הורים באמצעות הרחבת מערך מעונות היום המפוקחים והמסובסדים כיום, והשתתפות בהחזקת ילדיהם במערך.
- פיתוח מערכת חינוך והכשרה טכנולוגית מגוונת, המביאה לחיזוק ההון האנושי, הדרוש להצעדת התעשייה והמשק קדימה.
- צמצום מספר העובדים הזרים, השוואת עלות העסקתם לזו של ישראלים ועידוד החלפתם בעובדים ישראלים.
- הסדרה ואכיפה של חוקי העבודה, הגנה על זכויות העובד ושמירה על בטיחותו ואכיפת חוקי עבודה בתחום העסקת עובדים זרים.

דגשים לשנת הכספים 2019

זרוע העבודה במשרד העבודה פועלת לגיבוש ויישום של תוכניות לעידוד תעסוקה במטרה לעמוד ביעדי התעסוקה ארוכי הטווח שנקבעו בהחלטת הממשלה 1994 מיום 15 ביולי 2010. לצורך כך, ובמטרה למצות את פוטנציאל הצמיחה של המשק, בהצעת התקציב והתוכנית הכלכלית לשנת 2019 יבוצעו הצעדים ויופעלו התוכניות שלהלן:

הרחבת היצע מעונות היום והשתתפות בהחזקת ילדים במעונות יום – אחד מכלי המדיניות המרכזיים לעידוד יציאה לעבודה של הורים הוא היצע זמין של מעונות יום והשתתפות בהחזקת הילדים במעונות יום. בהתאם לכך, הממשלה פועלת בשנים האחרונות להרחבת מערך מעונות היום המפוקחים והמסובסדים. במסגרת תקציב 2019 הוחלט על הקצאת הרשאות לבינוי מעונות יום בסכום של 350 מיליון ש"ח. בנוסף, לצורך ייעול ההליך הביורוקרטי בהקמת מעונות היום והאצת קצב הבנייה העתידי מיושם נוהל התקצוב החדש לבינוי מעונות יום חדשים. המנגנון מקל משמעותית על הדרישות הביורוקרטיות, התפעוליות והמימוניות שעיכבו בעבר את קצב הבנייה.

שילוב החברה הערבית בתעסוקה – יישום החלטת הממשלה 922 לעניין פיתוח כלכלי באוכלוסיית המיעוטים בשנים 2016–2020 מיום 30בדצמבר 2015. בהתאם להחלטה, יקודמו צעדי מדיניות לשינוי מנגנוני ההקצאה במשק במספר רב של תחומים, ביניהם התחבורה הציבורית, חינוך, הדיור והתעשייה. לשם קידום צעדים אלו יוקצו

משאבים ייעודיים לנושא. בתחום התעסוקה, יבוצעו פעולות ישירות לעידוד התעסוקה בחברה הערבית, לרבות הפעלת 23 מרכזי הכוון ייעודים, הגדלת ההכשרה המקצועית באמצעות שוברים וסיוע בהשמה בחברות טכנולוגיות.

עידוד תעסוקת חרדים – המשך הפעלת תוכנית חומש לעידוד תעסוקת חרדים, אשר כוללת פרויקטים רבים, ביניהם, הפעלת מרכזי הכוון ייעודיים, קידום תוכנית להכשרות בשיתוף עם המעסיקים, עידוד יזמות ועסקים קטנים ושילוב עובדים חרדים בענף ההייטק. לצד זאת, מוקצים משאבים נוספים למגוון כלים ניסיוניים שיביאו להמשך הגידול בתעסוקה ובשכר של האוכלוסייה החרדית.

עידוד תעסוקת אנשים עם מוגבלויות – לצורך שילוב אנשים עם מוגבלות בתעסוקה והסרת חסמים להשתתפותם פותחו מספר פרויקטים ייעודיים. בין היתר, הקמת מרכז הכוון תעסוקתי נוסף והרחבת הפעילות הקיימת במסגרת מכרז תלת-שנתי, מרכזי תמיכה למעסיקים המלווים את המעסיק משלב הגיוס והמיון, פריסת רכזי תעסוקה בתשתיות תעסוקה שונות, הקמת מרכז השאלת ציוד התאמות ופיתוח תוכניות לסטודנטים עם מוגבלות. במקביל נמשכת הפעילות השוטפת בהשתתפות במימון התאמות במקומות עבודה ואבחוני שכר מינימום מותאם.

הכשרה מקצועית – יישום תוכנית לייעול והרחבת מערכת ההכשרה המקצועית. במסגרת זאת, יפותחו מנגנוני הכשרות חדשים שיופעלו בשיתוף הדוק עם המעסיקים לשם התאמת תוכני הלימוד והיקף ההכשרות לצרכים בפועל. במקביל, לצד הגדלת המשאבים לכלים אלו, יוסטו שימושים מכלי הכשרה קיימים שנמצאו בעלי יעילות מופחתת, לכלים בעלי יעילות גבוהה יותר, הכוללים פרויקט חניכות, הכשרות במקום העבודה, שוברי הכשרה מקצועית, הטמעת הכשרות דיגיטליות, ביצוע הכשרות מקוונות, הכשרות בתחום המלונאות במנגנון המשלב לימודים ועבודה מעשית ועוד. כמו כן, התוכנית כוללת פיתוח של מיזמים לעידוד תעסוקה במקצועות ספציפיים, ביניהם, תחום הבנייה ובעבור אוכלוסיות ייעודיות, ביניהן, גברים חרדים ואנשים מבוגרים יחסית שעבדו במקצועות שוחקים. התוכנית המערכתית צפויה להגדיל את מספר המועסקים במשק ולתת מענה לצורכי המעסיקים ולדורשי העבודה ובנוסף היא עתידה לסייע להגדלת הפריון ובהתאם להגדלת שכרם של העובדים.

משרד הבריאות

הצעת תקציב משרד הבריאות לשנת 2019 (סעיף 24) מסתכמת בכ-42 מיליארד ש"ח מהם כ-38 מיליארד ש"ח בהוצאה נטו, וכ-4 מיליארד ש"ח בהוצאה מותנית בהכנסה. כמו כן, בשנת 2019 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-400 מיליון ש"ח.

בסעיף הפיתוח של משרד הבריאות (סעיף 67) הצעת התקציב לשנת 2019 מסתכמת בכ-915 מיליון ש"ח, מהם כ-683 מיליון ש"ח בהוצאה נטו וכ-232 מיליון ש"ח בהוצאה מותנית בהכנסה. כמו כן, תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-672 מיליון ש"ח. תקציב בתי החולים הממשלתיים הכלליים (סעיף 94) לשנת 2019 מסתכם בכ-11.14 מיליארד ש"ח. תקציב בתי החולים הממשלתיים לבריאות הנפש לשנת 2019 מסתכם בכ-1.27 מיליארד ש"ח.

משרד הבריאות מופקד על התכנון, הפיקוח, הרישוי והתיאום במערכת הבריאות. הוא מתפקד כספק משמעותי של שירותי בריאות במערכת, ובמספר תחומים משמש כמבטח. המשרד מפעיל באופן ישיר מיטות אשפוז בבתי החולים הכלליים ובבתי החולים הפסיכיאטריים והגריאטריים והוא אחראי לאספקתם או מפעיל באופן ישיר את תחום האשפוז הסיעודי וחלק ממערכת השירותים הרפואיים המונעים - הקהילתיים והסביבתיים, לרבות תחנות טיפת חלב, שירותי בריאות התלמיד, פיקוח על המזון וכדומה.

דגשים לשנת הכספים 2019

קביעת עלות סל שירותי הבריאות

עלות סל שירותי הבריאות שבאחריות קופות החולים לשנת הכספים 2019 צפויה לעמוד על 53.4 מיליארד ש"ח (ברוטו). סל הבריאות ממומן מגביית דמי ביטוח הבריאות על ידי המוסד לביטוח לאומי ומהשלמה לעלות הסל המועברת לקופות החולים מתקציב המדינה. השלמת עלות הסל מתבצעת דרך תקציב משרד הבריאות, והיקפה משתנה משנה לשנה בהתאם לשינויים בהיקפי גביית דמי ביטוח הבריאות ובהתאם לשינויים בעלות הסל. הגידול בעלות סל שירותי הבריאות נובע ממספר רכיבים: ראשית, בגין תוספת שירותים וטכנולוגיות חדשות, שנית, בגין קידום דמוגרפי בהתאם לקצב גידול האוכלוסייה, ושלישית, בגין התייקרויות מחירים אשר נבע בחלקו הגדול מהסכמי שכר משמעותיים שנחתמו בשנים האחרונות. במטרה לאפשר לקופות החולים ודאות באשר לתקציבן ותכנון ארוך טווח, אישרה הממשלה בהחלטה 1896 מיום 11 באוגוסט 2016 את הסיכום התלת-שנתי שעניינו עדכון עלות סל שירותי הבריאות לשנים 2017-2019. בהתאם לסיכום זה נקבע כי בכל אחת מהשנים 2017-2019, תינתן תוספת לסל הבריאות עבור טכנולוגיות ושירותים נוספים בסך של 500 מיליון ש"ח.

הרפורמה בסיעוד

כחלק מההיערכות להזדקנות האוכלוסייה בישראל, יחל משרד הבריאות בשנת 2019 ברפורמה בסיעוד. הרפורמה כוללת בעיקרה תוספת שעות טיפול בקהילה ע"י מטפל, הניתנות ע"י הביטוח הלאומי. בנוסף לכך, יינתנו תוספות

תקציביות לשירותי בריאות שונים וביניהן: מבחני תמיכה לחיזוק הטיפול בקהילה הניתן ע"י קופות החולים, פעולות לשיפור הטיפול בקשישים בבית, פעולות לצמצום הביורוקרטיה, ביטול הדרגתי של ההשתתפויות העצמיות של בני משפחת הקשיש בקוד הסיעודי המסופק ע"י משרד הבריאות ועוד.

הכנסת טיפולי שיניים לקשישים לסל הבריאות

כחלק מהחלטת הממשלה על הרפורמה בסיעוד, סוכם גם על הכנסת טיפולי שיניים לקשישים לסל הבריאות הניתן ע"י קופות החולים, זאת על מנת לוודא כי שירותים אלו נגישים לכלל אוכלוסיית הקשישים וכך מופחת יוקר המחיה עבורם.

קידום תוכנית להעתקה ולשיפור תשתיות של מכרזים לבריאות הנפש

בהמשך לצעדים רבים המקודמים כיום לשיפור השירות והאיכות של פעילות המכרזים לבריאות הנפש, סוכם גם על קידום תוכנית משותפת עם רמ"י, מנהל התכנון ומשרד הבריאות, אשר תכלול תוכנית רב-שנתית לשדרוג התשתיות הפיזיות במרכזים לבריאות הנפש תוך קידום מהלך של איחוד קמפוסים של מרכזים רפואיים לבריאות הנפש ומרכזים רפואיים כלליים ופינוי השטחים המפונים לשם שיווקם לבינוי למגורים.

תוספת לתקציב הפיתוח

הקצאת 300 מיליון ש"ח על פני שלוש שנים לשם שיפוץ ובינוי חדרי מיון, שיפוץ מחלקות פנימיות, מיגון מבנים ותשתיות פיזיות נוספות והגדלת תקציב הבסיס לחיזוק מבני ציבור כנגד רעידות אדמה.

בחינת רמות המחירים והרווחיות בתחום הניתוחים הפרטיים

במסגרת חוק ההסדרים, מקודם הליך חקיקה שיאפשר לשרי הבריאות והאוצר לקבל מידע על ניתוחים המבוצעים במימון פרטי ולעקוב אחר רמות המחירים והרווחיות בתחום הניתוחים במערכת הבריאות הפרטית.

בשנים האחרונות חל גידול משמעותי בהוצאה הפרטית של משקי הבית על בריאות, שמכבידה על יוקר המחיה ופוגעת בנגישות של שכבות חלשות לשירותי בריאות איכותיים. כמו כן, חל גידול ניכר בהוצאה הפרטית על ניתוחים, מעבר לגידול שחל בהוצאה הציבורית על ניתוחים. המחירים הגבוהים של הניתוחים במערכת הפרטית מייקרים את הפרמיות ואת תשלומי השתתפות העצמית ומכבידים על יוקר המחיה. נוכח האמור לעיל, נקבע בהחלטת הממשלה מיום 11 בינואר 2018 כי יקודמו הליכים שיקבעו חובת דיווח על מחירים ורווחיות על מחירי ניתוחים במערכת הבריאות הפרטית, כך שבשלב הראשון תחול חובת דיווח על מחירי הניתוחים במערכת הבריאות הפרטית, ולאחר שנתיים, כשיעמוד בפני הוועדה מסד נתונים רחב, תיבחן השאלה האם יש צורך בצעדים נוספים למעורבות ממשלתית בתחום.

יישום תוכניות להפחתת יוקר המחייה ולשיפור מערכת הבריאות הציבורית

המשך יישומן של תוכניות שהחלו בשנים 2017-2016, כגון: רפורמת הסדר החזר להוזלת הביטוחים הפרטיים, תקנות הצינון והתוכנית לקיצור תורים והסטת פעילות מהמערכת הפרטית לציבורית, תוכנית הפולטיימרים להעסקת רופאים במשרות מורחבות בבתי חולים ציבוריים, תוכנית לצמצום הזיהומים בבתי חולים, תוכנית לשיפור הפגיות, תוכנית לשיפור השירות בחדרי המיון, תוכנית לקיצור תורים לבדיקות דימות (MRI) ועוד.

משרד העלייה והקליטה

הצעת התקציב של משרד העלייה והקליטה ברוטו לשנת הכספים 2019 מסתכמת בכ-1.75 מיליארד ש"ח ברוטו, מהם כ-1.74 מיליארד ש"ח בהוצאה נטו, וכ-4.65 מיליון ש"ח בהוצאה מותנית בהכנסה. כמו כן, תועמד לרשות המשרד הרשאה להתחייב בגובה של 1.47 מיליארד ש"ח.

דגשים לשנת הכספים 2019

- **עידוד העלייה** – התקציב לעידוד העלייה נועד לקדם תוכניות קליטה על בסיס ההנחה שקליטה טובה יותר, המותאמת לצורכי העולים, היא כלי לעידוד המשך העלייה בעתיד, וכי קליטה מוצלחת של עולים בארץ מעודדת עולים פוטנציאלים להחליט על העתקת מרכז חייהם לישראל.
- **תעסוקה ויזמות** – המשך פיתוח וקידום תוכניות לשילובם של העולים בתעסוקה ולסיוע במימוש זכויותיהם בעת המפגש עם עולם העבודה.
- **פתרונות דיור לעולים** – המשרד ממשיך בפעילותו למתן פתרונות דיור לעולים, במסגרת מרכזי הקליטה, ההוסטלים ומקבצי הדיור, לצד שיפור התוכניות לסיוע ארוך טווח בתשלומי שכר דירה לעולים שישכרו דירות בשוק הפרטי.
- **קליטת צעירים** – המשרד מטפל באוכלוסייה צעירה במספר תוכניות ואף מפעיל תוכניות ממוקדות צעירים, כגון מרכזי צעירים בנגב ובגליל.
- **חינוך** – המשרד ממשיך לסייע לתוכניות לימודיות לעולים בחינוך הלא-פורמלי, הן באופן ישיר הן באמצעות גופים נוספים. במסגרת זאת, המשרד ממשיך לקיים תוכניות ללימוד עברית מחוץ לאולפנים, בדגש על אוכלוסיות הצעירים והקשישים.
- **טיפול בסטודנטים עולים** – המשרד ממשיך לסייע לסטודנטים עולים במתן מלגות לשכר לימוד, מלגות קיום והלוואות, וכן בסיוע בלימוד השפה העברית והשפה האנגלית, בשיעורי עזר ובסעד נפשי.
- **חיילים עולים** – המשרד ממשיך בטיפול בעולים שהם חיילים בודדים, חיילים נשואים ועולות בודדות המשרתות בשירות הלאומי באמצעות סיוע כספי, ייעוץ והכוונה.
- **שימת דגש על נושאי קליטה חברתית** – המשרד ממשיך את הטיפול והסיוע, בשיתוף הרשויות המקומיות, אשר מקצות מתקציבן לנושא קליטת העלייה.
- **מיקוד פעילות קליטת העלייה** – המשרד ממשיך את הסיוע בקליטת עלייה באזורי הפריפריה.

הרשות לזכויות ניצולי השואה

הצעת תקציב הרשות לזכויות ניצולי השואה (סעיף 25) מסתכמת בכ-4.9 מיליארד ש"ח בשנת הכספים 2019.

הרשות לזכויות ניצולי השואה פועלת מכוח חוק נכי המלחמה בנאצים, תשי"ד-1954, חוק נכי רדיפות הנאצים, תשי"ז-1957 וחוק ההטבות לניצולי השואה הנזקקים התשס"ז-2007 ותיקונו בשנת 2014.

בשנת 2017 עמד מספר הזכאים הכולל לתגמולים ולהטבות מהרשות לזכויות ניצולי שואה על כ-220,000 ניצולים, מתוכם כ-51,000 איש לפי חוק נכי רדיפות הנאצים; כ-3,000 איש לפי חוק נכי המלחמה בנאצים; כ-102,000 לפי חוק הטבות לניצולי שואה. כמו כן כ-60,000 איש זכאים לסיוע לפי החלטות מנהליות שקיבל שר האוצר.

דגשים לשנת הכספים 2019

- **הרחבת זכויות שארים לבני זוג של ניצולי שואה שהלכו לעולמם** – בהתאם לסעיף 158 לחוק ההתייעלות הכלכלית (תיקוני חקיקה להשגת יעדי המדיניות הכלכלית לשנות התקציב 2017 ו-2018), התשע"ז-2016, (ס"ח 2592 מיום 29 בדצמבר 2016), תוקן חוק נכי רדיפות הנאצים (תיקון מס' 19), תשע"ד-2014, באופן שהתווספה הוראת מעבר המסדירה את זכאותם של בני זוג של ניצולים שנפטרו קודם ליום 1 ביוני 2011 לתשלום מענק רבעוני בסך 2,500 ש"ח, החל מיום 1 בינואר 2017. בנוסף, ביום 16 בנובמבר 2017 ניתן פסק דין של בית המשפט העליון ברע"א 1431/17 בלה סלומון ובתיה טל נ' הרשות לזכויות ניצולי שואה, במסגרתו נקבע כי יש לבצע תשלום קצבה לפי סעיף 11א לחוק הנר"ן, בסך 2,000 ש"ח לחודש, לבני זוג של ניצולים שהוכרו לפי חוק הטבות לניצולי שואה, תשס"ז-2007, ואשר נפטרו בתקופה שמיום 1.6.11 עד ליום 1.6.14. כן יצוין כי לנוכח פסיקת בית המשפט העליון, יש להחיל באופן דומה, גם את ההסדר האמור של המענק הרבעוני על בני זוג של נרדפים שהוכרו לפי חוק ההטבות והלכו לעולמם לפני 1 ביוני 2011.
- **הסדרת מענק שנתי לנזקקים** – ביום 26 בדצמבר 2017 אושר בכנסת תיקון לחוק הטבות לניצולי השואה. במסגרת החוק, הרשות לזכויות ניצולי השואה במשרד האוצר משולמת החל משנת 2018 ואילך, באופן קבוע, מענק שנתי לנזקקים במקום המענקים שהיו משולמים בעבר ע"י החברה להשבת רכוש נכסי נספי השואה. המענק הוא שנתי ועומד על סך של 11,000 ש"ח. המענק משולם במלואו בחודש ינואר של כל שנה (ולא בחלוקה לרבעונים כפי ששילמה החברה). כ-8,000 ניצולים מעוטי הכנסה זכאים לקבל את המענק.

משרד המדע, הטכנולוגיה והחלל

הצעת התקציב של משרד המדע, הטכנולוגיה והחלל (ללא תקציב המטה המשותף למשרד המדע ומשרד התרבות והספורט) מסתכמת בכ-296 מיליון ש"ח במזומן ובכ-190 מיליון ש"ח בהרשאה להתחייב לשנת התקציב 2019.

משרד המדע והטכנולוגיה פועל לקביעת מדיניות ולקידום, חיזוק והקמת תשתית בתחום המדע והטכנולוגיה. המשרד פועל במטרה לקדם, להרחיב ולהעמיק את הפיתוח המדעי, הטכנולוגי והתשתיתי וכן מקדם את הפעילות המדעית של ישראל בזירה הבין-לאומית ומעודד קירוב של הקהילה למדע, בדגש על קידום המחקר בפריפריה.

דגשים לשנת הכספים 2019

- הגדלת ההישגים בתחומי החלל האזרחי בתעשייה באמצעות קידום תחום לוויינות התקשורת בישראל, זאת באמצעות מתן תוספת של 14 מיליון ש"ח בשנת 2019.
- הפחתות רוחביות בתקציב המדינה לשנת 2019 וקידום מחירים.

משרד התרבות והספורט

הצעת תקציב משרד התרבות והספורט לשנות הכספים 2019 (ללא תקציב המטה המשותף עם משרד המדע, הטכנולוגיה והחלל) מסתכמת בכ-1.76 מיליארד ש"ח, מהם כ-1.75 מיליארד ש"ח בהוצאה נטו וכ-12.5 מיליון ש"ח בהוצאה מותנית בהכנסה. כמו כן, בשנת הכספים 2019 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-354.5 מיליון ש"ח.

הצעת תקציב המטה המשותף למשרד המדע, הטכנולוגיה והחלל ולמשרד התרבות והספורט לשנת הכספים 2019 מסתכמת בכ-117.4 מיליון ש"ח, מהם כ-18.7 מיליון ש"ח הם תקציב מרכז ההסברה.

משרד התרבות והספורט פועל לקביעת מדיניות ולקידום, חיזוק והקמת תשתית בשני התחומים העיקריים שבסמכותו: התרבות והספורט. בתחום התרבות – המשרד תומך במוסדות תרבות ואמנות, במפעלים ובאירועי תרבות, ביוצרים ובמבצעים, המהווים את התשתית לחיי התרבות לאיגודים, להתאחדויות ולכלל גופי הספורט.

דגשים לשנת הכספים 2019

תחום התרבות

- ביום 12 בינואר 2018 נחתם הסכם בין משרד התרבות והספורט למשרד האוצר המעגן את תקציב מִנהל התרבות לשנת 2019 על סך של 993 מיליון ש"ח (לא כולל תקציב רשות העתיקות). בנוסף סוכם על המשך פעילות סל תרבות עירונית אשר הופעלה לראשונה במהלך שנת 2016, זאת בכפוף להצגת הישגיה בשנים 2016 ו-2017.
- **תקציב הקולנוע** – ביום 3 בפברואר 2009 נחתם הסכם בין משרד התרבות והספורט ומשרד האוצר אשר עיגן את תקציב התמיכה בקולנוע לשנים 2009 עד 2013, כך שבכל שנה משנים אלה יעמוד התקציב על 67 מיליון ש"ח בהרשאה להתחייב. ב-13 במאי 2013 נחתם הסכם נוסף לשנים 2014 עד 2018, כך שבכל אחת משנות ההסכם יעמוד התקציב על 79.5 מיליון ש"ח. כחלק מהסיכום התקציבי לשנים 2017-2018 הוחלט על הקמת קרן קולנוע אזורית ייעודית לדרום הארץ. נושא זה נמצא כעת בעבודת מטה במשרד התרבות. בנוסף סוכם על שיתוף פעולה בין משרד הכלכלה למשרד התרבות לצורך השקת מסלול לעידוד הפקות זרות בישראל במהלך שנת 2018. במסגרת דיוני התקציב לקראת אישור התקציב לשנת 2019 שהתקיימו בינואר 2018, סוכם כי דיוני התקציב בנושא תוכנית להסכם רב-שנתי לקולנוע בשנים 2019 ואילך יימשכו בשנת 2018, מתוך שאיפה של הצדדים למצות את הדיונים בנושא לא יאוחר מסוף 2018.
- **חוק הספריות** – תיקון מס' 3 לחוק הספריות הציבוריות, תשל"ה-1975 מיום 26 ביולי 2007 קובע כי השתתפות המדינה בהחזקתן ובניהולן של הספריות הציבוריות תהיה בשיעור של 50% מסכום הבסיס. סכום הבסיס מוגדר כסכום הכולל של השתתפות אוצר המדינה והרשויות המקומיות בהחזקתן ובניהולן של הספריות הציבוריות בשנת 2006. בשנת 2012 עמד תקציב הספריות הציבוריות על 75 מיליון ש"ח. בעת אישור תקציב המדינה

החליטה הממשלה לדחות את מתן התוספת האחרונה לתקציב הספריות על סך 11 מיליון ש"ח לשנת 2015. המקורות שפונו שימשו לפיתוח התרבות בפריפריה במסגרת תרבות לישראל ולתוספת תמיכה במוזיאונים. בתקציב לשנת 2015 ניתנה התוספת בסך 11 מיליון ש"ח כך שסך תקציב הספריות עומד על 85 מיליון ש"ח, בהתאם לדרישה בחוק, משנה זו ואילך.

תחום הספורט

- **מתן ודאות לתקציב הספורט באמצעות ניתוק התלות בהימורים והמשך הסדרה וייעול של שוק ההימורים החוקיים** – החוק להסדר ההימורים בספורט, התשכ"ז-1967 (להלן – **החוק להסדר ההימורים בספורט**), הקים את המועצה להסדר ההימורים בספורט (להלן – המועצה) והסמיך אותה לארגן ולערוך הימורים על תוצאות של משחקים ושל תחרויות ספורט ולהקצות כספים לחלוקה כתמיכה בתחום הספורט, למטרות המפורטות בסעיף 9(ב) לחוק האמור ובהתאם לאמות מידה שנקבעות על ידי המועצה הלאומית לספורט, מכוח חוק הספורט, התשע"א-2011 (להלן – חוק הספורט).

במצב החוקי הקיים, הקצאה של כספים ציבוריים לתחום הספורט נעשית באמצעות שני תהליכי הקצאה נבדלים: תקציב המדינה השנתי, שבמסגרתו משרד התרבות והספורט מקצה כ-100 מיליון ש"ח, שהם כ-15% מסך ההקצאה הציבורית לספורט, והמועצה שמקצה מייתרת ההכנסות השנתיות שלה מהימורים סך של כ-590 מיליון ש"ח (בשנת 2016), שהם כ-85% מסך ההקצאה הציבורית לספורט. מכאן שתחום הספורט בישראל תלוי במידה רבה בהכנסות וברווחים מכספי הימורים על ספורט, ולכן ירידה בהכנסות המועצה תוביל לירידה בתקציבים שיועברו לתמיכה שוטפת בספורט ולפיתוח תשתיות ומתקני ספורט בישראל.

במצב זה שבו לממשלה יש השפעה מוגבלת בלבד על ההקצאה שנעשית על ידי המועצה, עולה החשש שהקצאת הכספים לתחום הספורט נעשית באופן שאינו אופטימלי ושלא בהכרח משקף את סדר העדיפויות הכולל של הממשלה. בנוסף, מנגנוני ביקורת אשר מופעלים על ידי המדינה לבחינת הקצאת כספים ציבוריים כתמיכות והשימוש בהם, אינם מופעלים על הקצאת כספים כאמור.

נוכח האמור, הוצע לנתק את התלות של תחום הספורט מרווחי ההימורים בספורט ולקבוע כי המועצה תהיה מוסמכת לארגן ולערוך הימורים על תוצאות של משחקים ושל תחרויות ספורט בלבד. זאת כאשר חלוקת התמיכות לספורט תיעשה על ידי המדינה, וכלל תקציב התמיכה בתחום הספורט (תמיכות שוטפות וכן פיתוח תשתיות ספורט) ייקבע בתקציב משרד התרבות והספורט במסגרת תקציב המדינה השנתי. כך, כלל התמיכות בתחום הספורט ירוכזו בידי גוף אחד, האמון על קביעת המדיניות הכוללת וארוכת הטווח בתחום הספורט, באופן שיביא להקצאה אופטימלית של התמיכות בספורט, מתוך ראייה רוחבית של התחום ושל צורכי הגופים השונים בו, במקביל לשימור חובת היוועצות עם המועצה הלאומית לספורט אשר הוקמה לאחר תיקון מס' 6 בחוק הספורט בשנת 2011, והחלה לפעול במאי 2014. כפועל יוצא תוקנה ודאות תקציבית לגופי הספורט הנתמכים ויוקל הנטל הביורוקרטי על גופי הספורט הנתמכים, אשר יתמכו כולם לפי אותה מדיניות בהתאם לאותם נהלים ועל ידי אותו גוף. כך יתאפשר לגופים האמורים לפעול להגשמת מטרותיהם המקצועיות וכפועל יוצא לתרום לקידום הספורט הישראלי.

- **חוק וינגייט** – בחודש מרץ 2017 אושר בכנסת חוק המכון הלאומי למצוינות בספורט (מכון וינגייט), התשע"ז-2017 (להלן – חוק וינגייט), אשר מוציא לפועל את המעבר של עמותת וינגייט לפעילות כתאגיד סטטוטורי עצמאי החל מיום 1 במרץ 2018. החזון מאחורי חקיקת החוק הוא הפיכת מכון וינגייט למכון לאומי למצוינות בספורט, זאת בדומה למודל שקיים במרבית המדינות המפותחות והמתקדמות בתחום הספורט ברחבי העולם. מטרת החוק היא, בין היתר, לאפשר שיפור הישגי הספורט ברמה הבין-לאומית, זאת על ידי העמדת תשתיות ספורט ומתקני אימון מתקדמים לענפי הספורט השונים, לרבות מעטפת מלאה אשר תקנה את הבסיס ואת כלל המשאבים הנדרשים להצטיינות בספורט (רפואה, פיזיולוגיה, תזונה, מחקר ואקדמיה, התאוששות, פיזיותרפיה ועוד). תפקידי המכון יהיו, בין היתר, לקדם ולטפח את הפעילות הגופנית ואת המצוינות בספורט; לסייע לספורטאי ההישג להתפתח מבחינה מקצועית; ולנהל את יחידות המכון השונות, ובהן: בית הספר הלאומי למאמנים, המרכז למחקר מדעי, המרכז לקידום ספורט הנשים; המרכז למחוננים בספורט ועוד.
- **סל הספורט** – סל הספורט הוא האמצעי שבעזרתו משרד התרבות והספורט מטמיע את מדיניותו בשיתוף הרשויות המקומיות. הסל ניתן כתמיכה לכל רשות העומדת בתנאי הסף ואשר מקיימת פעילות ספורט, לרבות ארגון ועריכת טורנירים, ליגות, אירועים ויוזמות נוספות בתחום הספורט.

ענפי המשק

קבוצת ההוצאות המשויכות לענפי המשק כוללת את ההוצאות בגין תעשייה תיירות, חקלאות, הגנת הסביבה ותקשורת.

מאפייני התקציב

התמיכה לענפי המשק נועדה לעודד צמיחה בת-קיימא בענפי המשק השונים באמצעות ייזום וקידום רפורמות מבניות וענפיות, הסרת חסמים מנהליים ופתיחת "צווארי בקבוק". תכליתם של אלה לשפר את כושר התחרות של המשק הישראלי באמצעות ניהול תקציב התמיכות למגזר העִסקי, שנועד בעיקרו לפתור כשלי שוק שהסקטור העִסקי עומד בפניהם. בנוסף, חלק מן המשרדים שדרכם מתבצעת התמיכה לענפי המשק פועלים גם כרגולטור שתפקידו, בין השאר, להבטיח תחרות ענפית.

- במסגרת הצעת התקציב לשנת הכספים 2019 החליטה הממשלה, בין היתר, לשים דגש על שינויים מבניים להסרת חסמי סחר בייבוא אישי ומסחרי, הגדלת הפיריון וכושר התחרות של התעשייה הישראלית, הפחתת הנטל הרגולטורי, חיזוק הקשרים הבין-לאומיים של התעשייה עתירת הידע בישראל, עידוד עסקים קטנים ובינוניים, קידום הייצוא והקשרים הכלכליים של מדינת ישראל וכן להמשיך לפעול להגברת התחרות בענף התקשורת ועוד.

התקציב לתמיכה בענפי המשק לשנת הכספים 2019 עומד על כ-7.7 מיליארד ש"ח, סכום המהווה כ-1.8% מסך ההוצאה התקציבית.

תקציב ענפי המשק לשנת הכספים 2019
במליארדי ש"ח


הוצאה נטו
הוצאה מותנית בהכנסה
כלכלה ותעשיה
2.9
0.6
חקלאות
1.8
0.2
הגנת הסביבה
0.4
0.9
תיירות
0.6
0.1
תקשורת
0.1
.0 .2 .4 .6 .8 1.0 1.2 1.4 1.6 1.8 2.0 2.2 2.4 2.6 2.8 3.0 3.2 3.4 3.6

ענפי המסחר והתעשייה

אומדן הלמ"ס לצמיחת המשק הישראלי בשנת 2017 עומד על 3.0% (במחירים קבועים), בדומה לתחזית הצמיחה העדכנית של אגף הכלכלן הראשי באוצר לשנה זו (2.9%). קצב הצמיחה לשנה זו נמוך מעט ביחס לשנת 2016, אשר התאפיינה בין היתר בצמיחה על רקע גורמים חד-פעמיים. קצב הצמיחה בשנת 2017 הושפע בעיקר מהמשך ההתרחבות בצריכה הפרטית והציבורית אשר תמכו בהגדלת הפעילות הכלכלית במשק, לצד התאוששות בייצוא הסחורות והמשך הגידול המואץ בייצוא השירותים. לפי אומדן הלמ"ס התוצר המקומי הגולמי בשנת 2017 הסתכם בכ-1,258 מיליארד ש"ח במחירים שוטפים.

התוצר העסקי מהווה כ-74% מסך התוצר. המרכיבים העיקריים של התוצר העסקי הם ענפי השירותים והמסחר (70%) והתעשייה (20%), ולצידם ענפי הבינוי והחקלאות. בשנת 2017 צמח התוצר העסקי לפי אומדן הלמ"ס בשיעור של כ-3.2% (במחירים קבועים), בהשוואה ל-3.8% בממוצע בין השנים 2016-2013.

מדד הייצור התעשייתי, אשר מעיד על מגמת הצמיחה בענף התעשייה, עלה בשנת 2017 (ינואר-נובמבר בהשוואה לתקופה המקבילה אשתקד, בניכוי עונתיות) בכ-3.9%, לאחר מספר שנים של עליות מתונות יותר. בתוך כך, בענפי הטכנולוגיה העילית נרשמה עלייה מתונה יחסית (1.4%), לעומת העלייה בענפי התעשייה המעורבת-עילית (2.8%) והמעורבת-מסורתית (2.3%).

ההשקעות במשק הישראלי מאופיינות במחזוריות, עקב השקעות משמעותיות בהון פיזי המתבצעות אחת למספר שנים, כגון השקעותיה של חברת אינטל וכן פיתוח מאגרי הגז הטבעי. לאחר צמיחה מהירה מאוד ברכיב ההשקעה בנכסים קבועים בשנת 2016 שעמדה על 11.9%, בעיקר בשל שדרוג מפעל אינטל והקדמת רכישת מכוניות, ההשקעות בשנת 2017 צמחו בקצב של 2.7% לפי אומדן הלמ"ס, והן עדיין נמצאות ברמה גבוהה כאחוז מהתוצר, אשר היסטורית עומד בממוצע על כ-20%.

ישראל, כמשק פתוח, מושפעת רבות מהמגמות הכלכליות בשווקי העולם. בשנת 2017 נבלמה מגמת ההתכווצות בייצוא הסחורות (בניכוי יהלומים) הישראלי אשר נרשמה בשנתיים האחרונות, ולא נרשם שינוי משמעותי בהיקפי הייצוא (לפי האומדן המוקדם של הלמ"ס לשנה זו), זאת בעיקר על רקע התרחבות הסחר העולמי בשנה זו. עד לפני מספר שנים, ניתן היה לזהות מתאם גבוה בטווח הארוך בין הייצוא הישראלי לסחר העולמי (ראה תרשים 4). עם זאת, בשנים האחרונות ניתן לזהות "היפרדות" בצמיחה של ייצוא הסחורות הישראל, אשר נמצא במגמת ירידה בהשוואה לסחר העולמי. הסבר אפשרי לכך הוא השחיקה ביכולת התחרותיות של המשק הישראלי, בין היתר בשל עלויות הנטל הרגולטורי על המגזר העסקי ועלויות העבודה בישראל.

מנגד, ייצוא השירותים, המשקף במידה רבה את הפעילות של ענפי ההי-טק, משמש מנוע צמיחה מרכזי בשנים האחרונות. הואץ קצב הצמיחה של ייצוא השירותים הישראלי בשנת 2017 ל-8.2%, הקצב המהיר מזה שש שנים. כך, בשנת 2017 הגיע ייצוא השירותים לכ-44% מסך הייצוא של ישראל, בעוד שבתחילת העשור נתון זה עמד על כ-31% בלבד. שינוי מבני זה מתואם עם המגמה במדינות המפותחות, שבהן נרשם מעבר לענפים בעלי פיריון גבוה.

ההוצאה הלאומית למחקר ופיתוח אזרחי, במחירים שוטפים, הסתכמה בשנת 2016 בכ-52 מיליארד ש"ח ושיעורה מתוך התמ"ג עמד על 4.3%. במחירים קבועים עלתה ההוצאה הלאומית למחקר ופיתוח אזרחי ב-2.4% בשנת 2016 לאחר עלייה של 6.9% בשנת 2015.

ענף התיירות

בשנת 2016 נרשם שיא חדש בתיירות העולמית. על פי נתוני ארגון התיירות העולמי (WTO), מספר התיירים העולמי עמד על כ-1.23 מיליארד תיירים, עלייה של כ-3.9% ביחס לשנת 2015. סך ההכנסות בשנה זו מתיירות מוערכות בכ-1.43 מיליארד דולר (גידול של אחוז אחד משנת 2015), המהווים כ-7% מהייצוא העולמי של סחורות ושירותים.

בשנת 2017 נכנסו לישראל כ-3.86 מיליון מבקרים, עלייה של 26% בהשוואה לשנת 2016. מתוך סך המבקרים בישראל, כ-3.6 מיליון היו תיירים ששהו לפחות לילה אחד בישראל, עלייה של 24% ביחס לשנת 2016. ככלל, נתוני התיירות הנכנסת לישראל לשנת 2017 מלמדים על שבירת המגמה הסטטית שנצפתה בשנים האחרונות, כמפורט להלן.

בסוף שנת 2000 פקד את הענף משבר כתוצאה מהאירועים הביטחוניים. בשנת 2003 הסתמן סיומו של המשבר והתחלת התאוששות בתיירות הנכנסת לישראל. התאוששות זו נבלמה חלקית בקיץ 2006 עד לרבעון הראשון של 2007 עקב מלחמת לבנון השנייה, אך נמשכה לאחר מכן. מגמה חיובית זו התגברה במהלך שנת 2008 שבמהלכה נכנסו לישראל כ-3 מיליון מבקרים, גידול חד של כ-32% בהשוואה לשנה הקודמת. בשל המשבר הכלכלי העולמי ומבצע "עופרת יצוקה", ירד מספר התיירים הנכנסים בשנת 2009 בכ-10% ועמד על כ-2.7 מיליון תיירים. בשנת 2010 חלה עלייה משמעותית במספר המבקרים הנכנסים שעמד על כ-3.4 מיליון, עלייה של כ-25% לעומת שנת 2009. רמה זו נשמרה גם בשנת 2011. החל משנת 2011 ועד סוף החציון הראשון של שנת 2014 נצפתה עלייה מתונה אך עקבית בזרם התיירות הנכנסת (גידול ממוצע של כ-2% בשנה). מבצע "צוק איתן", שהתקיים בקיץ 2014, קטע את מגמת העלייה והוביל לכך שהיקף התיירות הנכנסת ב-2014 היה נמוך בכ-1% ביחס לשנת 2013. בשנת 2015 עדיין הורגשו השלכות מבצע "צוק איתן", והיקף התיירות הנכנסת המשיך להתכווץ. בשנת 2016 המגמה נבלמה ונצפה גידול של כ-4% במספר התיירים. בשנת 2017 נרשם זינוק חד של כ-24% במספר התיירים, שניתן לשייכו בין השאר למצב הביטחוני היציב באופן יחסי ששרר בישראל, לנוכח ההידרדרות במצב הביטחוני ברחבי העולם. בשלב זה מוקדם לקבוע אם הזינוק במספר התיירים בשנת 2017 מהווה שינוי מגמה או תיקון לסטטיות במספר התיירים בשנים 2016-2011.

בחינת היקף לינות התיירים מעלה כי סך לינות התיירים ירד באופן עקבי בשנים 2016-2010, ומספר הלינות הממוצע ירד מ-3.9 לינות לתייר בשנת 2010 לכשלוש לינות לתייר בשנת 2016. מכיוון שבסקרי התיירות הנכנסת מספר הלינות בממוצע עומד על 8.3 לינות לתייר, ניתן לייחס את הירידה בעיקר לגידול בהיקף השימוש בדירות להשכרה מסוג Airbnb, שאינן נרשמות כלינות תיירים, והן מטות את הממוצע כלפי מטה. בהתאמה לגידול במספר התיירים, מספר לינות התיירים הכולל בשנת 2017 גדל ב-24%.

בשונה מהתיירות הנכנסת, הנמצאת במגמת עלייה לאורך העשור האחרון ובמיוחד בשנה האחרונה, הנתונים ביחס לתיירות הפנים מצביעים כי מגזר זה יציב, מקובע לנוכח הגידול באוכלוסייה והגיע למיצוי ביחס לפוטנציאל הגידול

האפשרי. מכאן שתיירות הפנים אינה מנוע הצמיחה העיקרי של תעשיית התיירות, אך היא בעלת חשיבות, משום שאינה רגישה לאירועים ביטחוניים כתיירות הנכנסת, ומהווה רשת ביטחון עבור התעשייה המקומית בעיתות משבר, שבהן היקף התיירות הנכנסת קטן משמעותית.

בחינת תיירות הפנים מתבצעת בעיקר בהקשר של נתוני הלינות. נתונים אלו מלמדים כי בשנת 2006 התייצב מספר לינות ישראלים על כ-12.5 מיליון, לאחר עליות משמעותיות שהחלו בשנת 2000. בשנים 2012-2007 נרשמה ירידה מסוימת במספר הלינות והן עמדו על כ-12 מיליון לינות של ישראלים. בשנים 2017-2013 חלה עלייה במספר לינות הישראלים שעמדו על כ-13-14 מיליון לינות.

תרומת ענף התיירות לתוצר ולתעסוקה – ההכנסה הכוללת מתיירות בשנת 2016 עמדה על כ-41 מיליארד שקלים (בהתאם להערכות משרד התיירות), המהווים עלייה של כ-1% ביחס לשנת 2015. מתוך הכנסות אלו, כ-18.5 מיליארד מקורם בתיירות נכנסת, כ-11 מיליארד בתיירות פנים והיתרה, כ-11 מיליארד, מהוצאות של ישראלים היוצאים לחו"ל. התיירות הנכנסת מהווה בממוצע כ-15% מייצוא השירותים של המדינה וכ-4% מכלל הייצוא. משקל ענף התיירות מהתמ"ג נאמד בשנת 2016 בכ-2.7%.

ענף התיירות מאופיין כענף עתיר תעסוקה, בעיקר באזורי הביקוש הטבעיים לתיירות ובהם תל אביב, ירושלים וכן אזורי הפריפריה. מספר המועסקים בתיירות ובענפים המשרתים את תעשיית התיירות הסתכם בשנת 2016 בכ-130 אלף עובדים באופן ישיר ועוד כ-120,000 באופן עקיף. מתוכם הועסקו בענף המלונאות כ-39 אלף עובדים בממוצע בחודש, לרבות עובדים המועסקים במשרה חלקית ודרך חברות כוח אדם. מספר המועסקים מושפע, בין היתר, ממספר חדרי האכסון הפעילים ומתפוסתם, כשהיחס בין מספר המועסקים במלונות ובין מספר חדרי האכסון עומד על 0.7 עובדים לחדר. השכר הממוצע לעובד שכיר בענף המלונאות עמד בשנת 2016 על 7,100 ש"ח לחודש, עלייה של כ-4.3% בהשוואה לשנת 2015.

ענף החקלאות

החקלאות הישראלית נמצאת בתהליך פיתוח מתמיד. עם השנים, טכנולוגיות גידול חדישות ושיטות גידול משוכללות תרמו לעלייה בכמות התוצרת ובמגוון הגידולים החקלאיים. עם זאת, כמו במרבית המדינות המפותחות, החקלאות הפכה מענף מוביל במשק בשנותיה הראשונות של המדינה לענף קטן יחסית, המהווה פחות מ-2% מתוצר המדינה כיום. בענף החקלאות מועסקים כ-40,500 עובדים, מתוכם כ-17,000 עצמאיים וכ-23,500 שכירים. כמו כן, קיימת מכסה של כ-25,500 עובדים זרים לענף החקלאות.

החקלאות מייצרת ומספקת מזון טרי בכל ימות השנה לאוכלוסייה המקומית ולרשות הפלסטינית. הייצור החקלאי בישראל עלה מ-19.4 מיליארד ש"ח בשנת 2002 לכ-29 מיליארד ש"ח בשנת 2016. שיעור הגידול בייצור החקלאי בשנים 2017-2002 הוא כ-50%, זאת על אף תנאי מזג אוויר קשים, מחסור מתמשך במים והעובדה ש-66% משטח מדינת ישראל הוא מדברי. הייצור החקלאי בישראל גדל בשנים אלו בשיעור של 4% בממוצע בשנה, שיעור הגבוה מזה של מרבית מדינות ה-OECD ומעל הגידול הטבעי באוכלוסייה בישראל. התוצרת החקלאית המקומית גדולה בצורה משמעותית מהביקוש המקומי, וכפועל יוצא, כ-16% מהיקף הייצור מיועד לייצוא. בשנת 2016 ערך ייצוא התוצרת החקלאית הטרייה עמד על 4.4 מיליארד ש"ח, והייצוא החקלאי הכולל של התוצרת הטרייה

היווה פחות מ-2% מסך הייצוא של מדינת ישראל. שווי הייצוא ירד בכ-20% משנת 2011, בעיקר כתוצאה משינוי בשערי החליפין.

בין השינויים המבניים שהממשלה מובילה בענף החקלאות, ניתן לציין את הרפורמות המוצעות בביצים ובחלב. בימים אלה פועלים משרדי האוצר והחקלאות לקדם רפורמות בענפי ההטלה והחלב, אשר יביאו להתייעלות משמעותית בענפים אלה ולהוזלת המחירים לצרכן. במסגרת זו יינתנו מענקי השקעות לחקלאים, על מנת להגדיל את הרפתות והלולים לצורך ניצול של יתרון לגודל. שינויים אלה יובילו להוזלה במחירי מוצרי החלב והביצים. במסגרת הרפורמה בחלב, יופחתו מכסים ויופחת מחיר המינימום של החלב הגולמי (מחיר המטרה), על מנת להוריד את יוקר המחייה ולאפשר מגוון מוצרים רחב יותר על המדף. כמו כן, הגודל המינימלי של רפת בישראל יגדל. לצד זאת, הרפורמה בענף ההטלה תוביל להפחתת המחיר המפוקח של הביצה, להגדלת שטח הכלוב לתרנגולת ולעמידה בתקנות אגודת צער בעלי חיים. כמו כן, יינתנו תמריצים להוצאת הלולים ממרכזי היישובים, על מנת לאפשר פיתוח כלכלי של אזורי הספר, שבהם נמצאים מרבית המגדלים.

במהלך חודש אוגוסט 2016 הוסכם בין משרד האוצר, משרד החקלאות ונציגי החקלאים על הפחתת מכסים בענפי הבשר והדגים. בתחום הדגים (אמנון, בורי וקרפיון) הוסכם על הפחתה מיידית של 50% מהמכס וכן על שלוש פעימות נוספות שיתבצעו החל משנת 2018, אשר בסופן יעמוד המכס על 12% בלבד. לפי ההסכם, לפני ביצוע הפעימות הנוספות ייערך בירור בנוגע לפדיון של הענף (כולל התמיכה מהמדינה). אם יתברר כי פדיון הענף נפגע בצורה משמעותית, תידחה הפעימה בשנה, ולקראת ביצוע הפעימה תיערך בדיקה נוספת. ככל שהירידה בפדיון תהיה מוגבלת יותר, הפחתת המכס תהיה הדרגתית יותר. כמו כן, הוסכם כי תהיה תמיכה ישירה במגדלי הבריכות בסכום של 30 מיליון ש"ח לשנה בתוספת מע"מ למשך שבע שנים. בנוסף, תינתן תמיכה חד- פעמית על סך של 70 מיליון ש"ח למענקי השקעות עבור ההשקעות הנדרשות של מגדלי הבריכות בהתאם לקריטריונים הסביבתיים. מהלך זה הוא מהלך המשך לפתיחת המכסה הפטורה ממכס על דגים לקראת פסח. כפי שיפורט להלן, פתיחת המכסה הנ"ל הובילה להפחתת מחירים משמעותית לצרכנים, ולפיכך הצפי הוא כי מהלך זה טומן בחובו ירידת מחירים משמעותית נוספת לצרכני ישראל בדגים אלה.

בתחום בשר הבקר, משרד האוצר יצא לשימוע על הגדלה משמעותית של המכסה הפטורה ממכס לייבוא בשר טרי. בהתאם לשימוע, בשנת 2016 תעמוד המכסה על 7,500 טון, בשנת 2017 על 12,500 טון ובשנת 2018 – על 17,500 טון. כמו כן, במקביל להגדלת המכסה, המכס המוטל על ייבוא הבשר (מעבר למכסה) יפחת בהדרגה, כך שבשנת 2019 יעמוד המכס על 12% בלבד. מהלך זה נעשה תוך הידברות עם מגדלי הבשר לבקר והסכמה על הגדלת התמיכה הישירה במגדלים.

כפי שיפורט להלן, כפועל יוצא מהחלטת ממשלה 1584 החל ייבוא משמעותי של בשר טרי בשנים האחרונות, ולפיכך מהלך זה צפוי להוביל להפחתת מחירים משמעותית לצרכני ישראל.

במסגרת החלטת ממשלה 1584 מאפריל 2014 בוטל המכס הקיים על ייבוא עגלים חיים, הוגדלו המכסות הפטורות ממכס לייבוא בשר בקר טרי והוסכם על מתן תמיכה במגדלי הבקר ובמפטמי העגלים. בעקבות כך, במחצית הראשונה של שנת 2016 יובאו לישראל למעלה מ-3,000 טון של בשר טרי בפטור ממכס. בשר זה נמכר ברשתות השיווק במחירים הנמוכים ב-20%-30% ממחירו של הבשר הטרי המקומי. מבדיקה ראשונית עולה כי היקף

הייבוא המשמעותי של הבשר הטרי הוביל את הצרכנים הישראלים לרכוש בשר טרי מיובא במקום בשר מופשר, ובכך הרוויח הצרכן הישראלי הן בשר איכותי יותר הן מחירים נמוכים בכ-7%.

בנוסף, פעל משרד האוצר על מנת למנוע מחסור ולהפחית מחירים בתקופות החגים במהלך חודש ינואר 2016 חתם שר האוצר על צו הקובע מכסה פטורה ממכס לסל של ירקות בסיסיים (חסה, מלפפונים, סלרי, עגבניות, פטרוזיליה, פלפל, כרוב, חזרת, גזר, תפו"א ובצל). סל זה מאפשר למשרד החקלאות ופיתוח הכפר לפתוח מכסות פטורות ממכס במוצרים אלה כתלות בתנאי הגידול המקומי. עם זאת, בנוגע לסל מצומצם יותר של ירקות (עגבניות, חסה, פלפל, מלפפון, פטרוזיליה וסלרי) נקבעה מכסה של 40,000 טון, אשר ניתנת לייבוא ללא תנאים למשך חודש וחצי בתקופת חג הפסח וחודשיים בתקופת החגים. מכסה זו נועדה לאפשר ליבואנים ודאות ולמנוע מחסור ועליית מחירים בתקופות אלה, בהן הביקוש גדל. בעקבות מהלך זה מתאפשר ליבואנים להגיב במהירות למחסור של הירקות הבסיסיים בתקופות החגים בהן הביקוש גבוה, וכך נמנע מצב של מחסור ועליית מחירים במוצרי הבסיס.

במרץ 2016 בוצע מהלך נוסף של מעבר מתמיכות עקיפות לישירות, תוך פתיחת מכסות ומתן תמיכה ישירה למגדלי דגים, זיתים וירקות לתעשייה. ההסכם כלל פתיחה של מכסות פטורות ממכס מוגבלות בזמן (מ-15 במרץ עד 15 ביולי) לקראת חג הפסח, של 4,000 טון לפילה אמנון קפוא (ודגים נוספים), 2,000 טון לשמן זית, 4,500 טון לתפו"א קפוא (צ'יפס) ו-5,500 טון לירקות קפואים אחרים. התמיכה במגדלי האמנונים כללה תמיכה ישירה בגובה 23 מיליון ש"ח עם אפשרות לתמיכה תוספתית של 12 מיליון ש"ח המותנים בנזק למגדלים. בנוסף לכך הוקצה תקציב של 2 מיליון ש"ח לקמפיין לצריכת דגים טריים. מגדלי הזיתים זכו בתמיכה ישירה חד-פעמית בגובה 15 מיליון ש"ח ותמיכה נוספת של מיליון ש"ח בעבור גידול מסורתי של זיתים לשמן. מגדלי הירקות לתעשייה קיבלו תמיכה ישירה חד-פעמית בגובה 25 מיליון ש"ח. בפילה אמנון קפוא, בירקות הקפואים ובשמן זית, נוצלה המכסה במלואה ובתפוחי אדמה קפואים (צ'יפס) נוצלה המכסה באופן חלקי. בכל הנוגע לאמנון הקפוא, ניתן היה לראות ירידת מחירים משמעותית לצרכני ישראל, כאשר בחודשים מרץ-אפריל ירד המחיר הממוצע ברשתות השיווק בשיעור של כ-30% מהמחיר הממוצע בחודשים ינואר-פברואר.

מהלך משמעותי נוסף בענף הוא הפיקוח על פערי התיווך – ועדת המחירים המשותפת למשרדי החקלאות והאוצר המליצה בחודש מאי 2016 להכניס לראשונה את כל מחירי הפירות והירקות הבסיסיים לפיקוח שייקבע לפי פרק ז' לחוק הפיקוח על מצרכים ושירותים. על פי ההמלצה, רשתות השיווק, הסיטונאים הגדולים ועוסקים נוספים בתחום, יחויבו לדווח את נתוני הרווחיות על פירות וירקות למפקח על המחירים. בשנת 2017 פרסמה ועדת המחירים דוח ניתוח רווחיות ראשון על סמך נתוני 2015 שדיווחו הקמעונאים והסיטונאים לפי הצו. לנוכח ממצאי הדוח, החליטה הוועדה להמשיך ולבחון גם את נתוני שנת 2016, לפני קבלת החלטה על המלצה לשינוי כלשהו במדיניות הפיקוח.

בשנים האחרונות נצפית מגמה רב-שנתית של עלייה בנתח השוק של רשתות השיווק לעומת השווקים הפתוחים וחנויות הירקות והפירות הפרטיות. לפי נתוני הלמ"ס, בעשור האחרון גדל נתח השוק של הרשתות ב-15% לכדי 50% מהקמעונאות בפירות בירקות טריים. ההמלצה גובשה בעקבות ממצאי בדיקה מדגמית שהראו כי הרווח הגולמי והתפעולי במחלקת הפירות והירקות ברשתות גבוה במידה ניכרת מהרווח הכללי של הרשת. כמו כן, נמצא כי שיעור המכר ברשתות נמצא במגמת עלייה וכי קיימת ריכוזיות במקטע הסיטוני הקשור לרשתות השיווק. מהלך

זה בוצע לאחר שגורמים שונים בממשלה ובמדינה ערכו מספר בדיקות של פערי התיווך בענפי הירקות והפירות שלא העידו על מרווחים חריגים בישראל.

ענף התקשורת

הכנסות ענף התקשורת בשנת 2016 הגיעו לכ-20.2 מיליארד ש"ח (בניכוי תשלומי קישוריות), ירידה של כ-5.5% מהכנסות הענף בשנת 2015, בעיקר עקב התגברות התחרות בתחומי התקשורת השונים. היקף ההכנסות פחת בכל תחומי הפעילות, למעט בתחום תשתית האינטרנט, שבו בד בבד עם הגדלת הקצבים המשווקים חלה עלייה של כ-3% בהכנסות בהשוואה לשנת 2015. להתפתחות שוק התקשורת יש השפעה גדולה על התפתחות המשק. תשתית תקשורת מתקדמת ושירותי תקשורת מגוונים בפריסה גיאוגרפית רחבה הם תנאי הכרחי להבטחת המשך הצמיחה, לשיפור כושר התחרות של המשק הישראלי (בדגש על העלאת שיעורי הפריון) ולשיפור השירותים הניתנים במשק.

ההוצאה המשפחתית החודשית של משק בית עמדה בשנת 2016, על פי נתוני הלשכה המרכזית לסטטיסטיקה, על כ-12,323 ש"ח, מתוכה כ-3.13% על שירותי תקשורת, שהם כ-385.6 ש"ח. חשוב לציין כי בתחום התקשורת, ככלל, שיעור ההוצאה כאחוז מהכנסתם של משקי בית גדל ככל שרמת ההכנסה של משק הבית קטנה.

ההתקדמות הטכנולוגית המהירה בשני העשורים האחרונים הביאה לשינוי מהותי באופיו של ענף התקשורת בישראל ובעולם. במשך שנים רבות, נחשב הענף לכזה שמתקיים בו מונופול טבעי. עלויות ההשקעה הנדרשות להקמת רשת תקשורת והיתרונות המשמעותיים לגודל המאפיינים את הפעילות בענף מנעו את קיומה של תחרות אפקטיבית בתחום אספקתם של שירותי תקשורת לציבור. לנוכח המאפיינים הללו, סופקו שירותי התקשורת במרבית מדינות העולם על ידי משרד ממשלתי או על ידי מונופול ארצי בבעלות ממשלתית מלאה. מתחילת שנות השמונים של המאה הקודמת הביאו השינויים הטכנולוגיים לירידה מהירה בהיקף ההשקעה הנדרשת להקמת רשת תקשורת ולירידה בעלויות התפעול השוטפות. תמורות אלו מאפשרות כיום לספק שורה רחבה של שירותי תקשורת במסגרות שוק תחרותיות.

בשנים האחרונות ניתן להצביע על שורה נוספת של שיפורים טכנולוגיים בענף: פיתוחים טכנולוגיים אלחוטיים, שימוש בטכנולוגיות ספרתיות מבוססות סיבים אופטיים קרוב יותר לבית המנוי (FTTx) ושילוב של חומרה ותוכנה ברמה גבוהה וכן גידול משמעותי ברוחב הפס הנייח והנייד כאחד. שינויים אלו הפכו את מקטע ההפצה, קרי רשת התקשורת, לשירות הניתן לאספקה על ידי מספר גורמים במקביל ואפשרו לספק בצד שירותי התקשורת המסורתיים, מגוון רחב של שירותים מודרניים המותאמים לצרכים הייחודיים של כל לקוח. כמו כן, הענף מתאפיין בשנים האחרונות בהתלכדות של טכנולוגיות (Convergence), תשתיות ושירותים, המטשטשת את קווי התיחום המסורתיים בין תקשורת, מחשוב ושידור.

תהליך התלכדות הטכנולוגיות השפיע באופן משמעותי על מבנה שוק התקשורת, כך שנוצרו ארבע קבוצות תקשורת מרכזיות המספקות שירותים במרבית התחומים הקיימים בשוק: סלולר, טלפוניה נייחת, תשתית אינטרנט, ISP ושיחות בינ"ל וטלוויזיה רב-ערוצית. כתוצאה מכך, ובעקבות שינויים רגולטוריים כדוגמת רפורמת הסלולר ורפורמת השוק הסיטונאי, נפתחו לתחרות בשנים האחרונות שני מגזרים שבמשך שנים היו לא תחרותיים באופן מובהק – מגזר הסלולר ומגזר הטלוויזיה הרב-ערוצית. במגזר הסלולר נכנסו בשנת 2012 שתי חברות חדשות – הוט מובייל

וגולן טלקום, שהציעו לצרכן הצעות מוזלות ומשכו עמן את כלל החברות בשוק להוזיל מחירים בשיעורים חדים, כך שההכנסה החודשית למנוי של חברות הסלולר ירדה מ-134 שקלים בשנת 2010, ל-62 שקלים בלבד בשנת 2016 (ירידה של 54%). בשוק הטלוויזיה הרב-ערוצית פעל לאורך שנים דואופול של חברות הכבלים והלוויין, שהציעו לצרכן מגוון מוצרים רחבים במחירים גבוהים. משנת 2015 החלו להיכנס לשוק שחקנים חדשים, המציעים לצרכן חבילות תוכן "רזות" וזולות בהשוואה לחברות הכבלים והלוויין. מדובר הן בשחקנים מקומיים, כדוגמת חברות סלקום, פרטנר וטריפל סי, הן בשחקנים בין-לאומיים כגון נטפליקס, אמאזון והולו.

במסגרת התוכנית הכלכלית לשנת 2019, משרד האוצר, בשיתוף משרד התקשורת, מקדמים שורה של רפורמות שמטרתן להפחית את הרגולציה ולהגביר את התחרות במגזרי השידורים והתשתיות הנייחות ולהסיר את החסמים בשוק הסלולר.

כאמור לעיל, מגזר השידורים חווה תמורות משמעותיות בשנים האחרונות. לצד התפתחויות טכנולוגיות שאפשרו את כניסתם של מתחרים חדשים חסרי תשתית, בשנת 2017 הסתיימו הזיכיונות שניתנו להפעלת ערוץ 2, וחברות קשת ורשת קיבלו רישיון לשידור, כל אחת בערוץ נפרד, כך שבישראל פועלים כיום שלושה ערוצים מסחריים נפרדים. השינויים המהותיים בשוק והמעבר ממודל זיכיונות לשידור ערוץ מסחרי למודל רישיונות, מחייבים את הממשלה ואת גופי הרגולציה לבדיקה מקיפה של האסדרה הנוהגת בתחום ולהתאמות נדרשות ברגולציה. זאת, על מנת לייצר מתווה רגולטורי חדש שיאזן בין התחרות בין ספקי השירות השונים, וייתן מענה לחשיבות המיוחדת של השידורים כמוצר תרבותי. במסגרת התוכנית הכלכלית מקדמים משרדי האוצר והתקשורת תיקוני חקיקה שמטרתם להפחית את המעורבות הממשלתית ואת הרגולציה של שוק השידורים, ולהתאימם לעולם תחרותי שבו הצורך בפיקוח על חבילות הערך המוצעות לצרכן מתמעט, בשל קיומה של תחרות המחייבת את השחקנים השונים בשוק לבדל את עצמם ולהתחרות על זמני שידור.

בתחום התשתיות הנייחות ובתחום הסלולר מוצעים תיקוני חקיקה שנועדו להסרת חסמים רגולטוריים לפריסת תשתיות מתקדמות, שיאפשרו הגברת תחרות ותמרוץ השקעות בתחום הנייח, קליטת טכנולוגיות מתקדמות והכנה לעידן ה-IOT בתחום תשתיות הסלולר.

הגנת הסביבה

המשרד להגנת הסביבה פועל בשלוש רמות: ארצית, מחוזית ומקומית. ברמה הארצית המשרד נושא באחריות לקביעה ולהתוויה של מדיניות סביבתית כוללת וכן מקדם הליכי תקינה בתחום. ברמה המחוזית המשרד פועל באמצעות שישה מחוזות, לפי חלוקה גיאוגרפית המקבילה למחוזות משרד הפנים. כל אחד מהמחוזות אחראי ליישום המדיניות המותוויות על ידי המטה, בכפוף למאפיינים ולצרכים הסביבתיים הייחודיים של היישובים שבתחום אחריותו. במסגרת המקומית המשרד תומך בכ-50 יחידות סביבתיות שהוקמו בערים ובאיגודי ערים, לרבות במגזרי המיעוטים. הפעילות ביחידות הסביבתיות מקשרת בין יעדי המדיניות הסביבתית-לאומית לבין פעולות היומיום בשטח ברמה המקומית. היחידות הסביבתיות מוציאות לפועל את המדיניות הסביבתית ברמה המקומית ומשמשות גוף נוסף המייעץ לרשות המקומית בנושאי הגנת הסביבה.

במסגרת הצעת התקציב לשנת 2019 המשרד מתכנן לפעול במספר תחומים:

הפחתת זיהומים וסיכונים – על בסיס הערכות ה-OECD וארגון הבריאות העולמי (WHO), זיהום האוויר בישראל גורם לעודף תחלואה. המשרד להגנת הסביבה מבצע פעולות לניטור, הסדרה, פיקוח ואכיפה לצמצום זיהומים וסיכונים לאוכלוסייה, ובמקביל מפעיל כלי תמיכה ותמריצים לעידוד התייעלות אנרגטית ולהפחתת זיהום אוויר מארבעת גורמי הזיהום העיקריים (תעשייה, ייצור אנרגיה, תחבורה ושריפות בשטחים פתוחים).

קידום, פיתוח ויישום של טכנולוגיות סביבה ישראליות – המשרד להגנת הסביבה מבקש לתת מענה לאתגרים הנוגעים למיסחור טכנולוגיות סביבתיות, דהיינו המעבר משלב המו"פ להוכחת היתכנות בקנה מידה תעשייתי באמצעות קידום תעשיית הקלינטק הישראלית. קידום החדשנות הסביבתית תסייע לשפר את הביצועים הסביבתיים של התעשייה ותציע פתרונות חדשניים לשיפור איכות הסביבה בישראל. כדי לקדם את הפעילות בתחום זה הוחלט כי תצא לדרך תוכנית משותפת של המשרד להגנת הסביבה ורשות החדשנות, לתמיכה במתקני חלוץ שמטרתן לבחון בתנאי שטח את ההיתכנות של הפעלת הטכנולוגיה החדשנית בקנה מידה תעשייתי.

יישום האסטרטגיה הלאומית החדשה לטיפול בפסולת – מידי שנה מיוצרת בישראל פסולת עירונית ומסחרית בהיקף של 5.4 מיליון טון ובממוצע לאדם כ-1.7 ק"ג ליום, עם גידול שנתי של כ-1.8%. כיום כ-80% מהפסולת מוטמנת באדמה, והיתרה עוברת למחזור והשבה. הטמנת הפסולת יוצרת מפגעים סביבתיים שונים: זיהום אוויר וריח, פליטת גזי חממה, זיהום קרקע ומי תהום, תפיסת שטחי קרקע שהם משאב במחסור, פגיעה בבריאות הציבור ושימוש לא יעיל במשאבים. אחת ממטרות המשרד להגנת הסביבה היא להביא לצמצום הטמנת הפסולת והפיכת הפסולת לחומרי גלם בעלי ערך כלכלי.

להלן ההיבטים שייכללו בתוכנית אסטרטגית-לאומית שאושרה בנושא:

- טיפול אזורי בפסולת
- הקמת מתקני מיון מתקדמים בפריסה ארצית
- הקמת מתקני השבת אנרגיה מפסולת
- יישום מודל שני הפחים – פח למוצרים הניתנים למחזור ופח כללי
- הפרדת פסולת במקור במגזר המוסדי.

משרד הכלכלה והתעשייה ורשות החדשנות

הצעת תקציב משרד הכלכלה והתעשייה ורשות החדשנות (סעיפים 38 ו-76) לשנת הכספים 2019 מסתכמת בכ-2.9 מיליארד ש"ח במזומן ובכ-3.1 מיליארד ש"ח בהרשאה להתחייב.

משרד הכלכלה והתעשייה מופקד על עידוד ענפי התעשייה והמסחר, לרבות עסקים קטנים ובינוניים וקידום סחר החוץ, וכן על יישום מדיניות הממשלה להפחתת יוקר המחיה ולהגברת התחרות במשק. רשות החדשנות מופקדת על קידום המחקר והפיתוח והובלת החדשנות הטכנולוגית. משרד הכלכלה והתעשייה ורשות החדשנות פועלים באמצעים תקציביים, מנהליים, אכיפתיים ותחיקתיים לצורך מימוש יעדיהם המרכזיים כמפורט להלן.

ייעדי משרד הכלכלה והתעשייה ורשות החדשנות

- הגברת הצמיחה ויכולת התמודדות עם מצבים משתנים בכלכלה.
- הגברת רמת התחרות במשק לשם הגדלת רווחת הצרכן באמצעות הפחתת יוקר המחייה, תוך שמירה על בטיחות ובריאות הציבור, רמת האיכות של המוצרים והשירותים הנצרכים וכן שמירה על זכויות הצרכנים והעוסקים ועל כללי מסחר הוגנים. זאת, בנוסף לטיוב הרגולציה הממשלתית על ידי הפחתת נטל רגולטורי והסרת חסמים תהליכיים, בין היתר על ידי התאמת הדרישות החוקיות המוטלות על ייבוא או ייצור לפי המקובל בשווקים משמעותיים בעולם.
- שיפור כושר התחרות של המשק הישראלי וקידום הפעילות הכלכלית הבין-לאומית של ישראל תוך התמקדות בתחום סחר החוץ ומשיכת משקיעים זרים, על מנת להבטיח צמיחה המבוססת על סחר חופשי ושיתוף פעולה כלכלי בין ישראל למדינות אחרות.
- חיזוק העסקים הקטנים והבינוניים כמנוע צמיחה למשק. בתוך כך נכללות פעולות להסרת חסמי נגישות להון, הקלת העומס הרגולטורי והפחתת הנטל הביורוקרטי על עסקים, סיוע במימוש פוטנציאל הפריון, החדשנות, היעילות וכושר התחרות של העסקים ויצירת תשתית תומכת להקמה של עסקים חדשים ולהתפתחותם.
- קידום המחקר והפיתוח התעשייתי כאמצעי לפיתוח תעשייה עתירת ידע, בעלת ערך מוסף גבוה וכושר תחרות בעידן הכלכלה הגלובלית, אשר תניב תשואה הולמת להשקעותיו של המשק במחקר.

דגשים לשנת הכספים 2019

בשנים האחרונות עשתה הממשלה צעדים רבים להגברת התחרות ולהסרת חסמי סחר וכן להגברת הפיריון וכושר התחרות של התעשייה הישראלית. להלן הנושאים העיקריים עליהם יושם דגש בתוכנית העבודה ובתקציב לשנת 2019:

הגברת כושר התחרות של התעשייה הישראלית

בהשוואה בין-לאומית, על פי נתוני ה-OECD, חלק התעשייה העוסקת בייצור (Manufacturing) בתוצר בישראל עמד על כ-13.4% בשנת 2015, ונמצא בטווח של המדינות המפותחות - מעל ארה"ב (12.3%), ניו-זילנד (11.9%), צרפת (11.4%) ובריטניה (9.7%), ומתחת לממוצע האיחוד האירופי (16.1%), הכולל בין היתר את שוודיה (17.0%), אוסטריה (18.9%), וגרמניה (23.1%). מרבית מדינות אלו, בדומה למרבית המשקים המפותחים, חוות בעשורים האחרונים ירידה בנתח התעשייה ומעבר לענפי השירותים, שחלקם בעלי פריון גבוה יותר. עם זאת, יש לציין כי במספר מדינות, כמו אירלנד, פולין וסלובקיה, חלק התעשייה בתוצר נמצא במגמת עלייה. כך, בעוד שבקרב מדינות מערב אירופה נתח התעשייה בתוצר ירד מ-16.2% בשנת 2006 ל-15.6% בשנת 2015, במדינות מזרח אירופה נתח התוצר עלה מ-20.4% בשנת 2006 ל-20.7% בשנת 2015. כמו כן, התעשייה בישראל מתמודדת עם עלויות נוספות הכרוכות בייצור בישראל, כגון עלויות רגולציה חריגות בקרב מדינות ה-OECD, עלויות הנובעות מהמצב הביטחוני הייחודי, וכן עלות עבודה הולכת וגדלה, הנובעת בין היתר מהתפתחותה הכלכלית של מדינת ישראל לצד מחסור בכוח אדם מיומן.

עקב כך, ובהתאם להחלטת ממשלה 2261 מיום 8 בינואר 2017, שעניינה "גיבוש תוכנית לחיזוק התעשייה הישראלית", הוקמה ועדה ציבורית לעניין זה אשר הגישה את המלצותיה לשר האוצר ולשר הכלכלה והתעשייה. הוועדה עסקה במיפוי החסמים העיקריים לכושר התחרות של התעשייה הישראלית, וכן גיבשה המלצות לשם הסרתם. הוועדה הציבורית בחרה להתמקד בשלוש סוגיות מרכזיות שיש בהן בעיות מבניות לעניין רמת כושר התחרות של התעשייה בישראל בכלל ושל התעשייה המסורתית בפרט: ייצור מתקדם - מו"פ וחדשנות טכנולוגית; כוח אדם מיומן; והפחתת הנטל הרגולטורי. במסגרת כל נושא הושם דגש על הנושאים הרוחביים האלה: העלאת רמת פריון העבודה, הסרת חסמים למפעלים קטנים ובינוניים וכן אפקטיביות כלי הסיוע.

על בסיס המלצות הוועדה, הממשלה החליטה על הקצאת 1.15 מיליארד ש"ח בחלוקה לשלוש שנים. במסגרת התקציב לשנת 2019, יוקצו 60 מיליון ש"ח למסלול להעלאת הפיריון בתעשייה המסורתית, 40 מיליון ש"ח לעידוד הטמעת טכנולוגיות ייצור מתקדם בתעשייה וכן 100 מיליון ש"ח (מתוכם 50 מיליון ש"ח ממקורות רשות החדשנות בהתאם להצהרת יו"ר רשות החדשנות) לקידום המו"פ בתעשייה.

הסרת חסמים לייבוא אישי

המשק הישראלי מאופיין ברמת ריכוזיות גבוהה, והיא אחד הגורמים המרכזיים לכך שרמת המחירים של מרבית מוצרי הצריכה בישראל גבוהה מממוצע ה-OECD. לצד צעדים נוספים שמקדמת הממשלה להגברת התחרות בשווקים, הייבוא האישי, אשר מאופיין ברמת מחירים נמוכה ובמגוון רב של מוצרים, משמש ערוץ נוסף להפחתת המחירים, במיוחד בשווקים שבהם התחרות המסחרית נמוכה. פוטנציאל השימוש בייבוא האישי תלוי באופן מהותי במידת הנגישות והנוחות לצרכן, אשר מבצע את פעולת הרכישה באופן ישיר מהיצרן בחו"ל, ומכאן החשיבות הרבה למיפוי ולהסרת החסמים לכך. הייבוא האישי בישראל מוערך בכ-2.9 מיליארד ש"ח בשנת 2016, שהם כ-40% מסך המסחר המקוון בישראל והתבצע ע"י 3.7 מיליון רוכשים. כמו כן, הייבוא האישי נמצא במגמת גידול, ובשנים האחרונות ניכר גידול משמעותי בהיקפו, במספר הרוכשים ובכמות החבילות המיובאות.

יחד עם זאת, עולה כי על אף הצמיחה המשמעותית של הייבוא האישי קיימים מספר חסמים משמעותיים בתחום. במסגרת בדיקת חסמי הייבוא האישי עלה כי במוצרים החייבים בהצגת אישור רשות מוסמכת כתנאי לשחרורם מהמכס, תהליך השחרור של המוצרים מתארך, לעיתים לתקופת זמן ארוכה מאוד. במצב זה, לרוב מושתות על הצרכן עלויות גבוהות, אשר פעמים רבות הופכות את העסקה ללא כדאית כלכלית. בעקבות זאת הוקמה ועדת היגוי להסרת חסמים בייבוא אישי לפי החלטת ממשלה 2754 מיום 18 ביוני 2017. בדיוניה התמקדה הוועדה במיפוי החסמים המרכזיים וביצירת פתרונות ישימים לחסמים בייבוא האישי. כמו כן, הוועדה עסקה בבחינת יישום המלצות קודמות בנושא וביצוען.

החלטת ממשלה 3423 מיום 11 בינואר 2018 שענייננה "הסרת חסמים ביבוא אישי כאמצעי להפחתת יוקר המחיה" מאמצת את המלצות הוועדה. סעיפי ההחלטה כוללים, בין היתר, קביעת כלל אחיד ודאי וברור לייבוא אישי; יצירת מדרג לחוקיות הייבוא; יישום רפורמות רגולטוריות משמעותיות במשרדי הממשלה השונים לצמצום דרישות רגולטוריות עודפות וליצירת מערכת שקופה, מקיפה ונהירה לצרכן שתספק לו את כלל המידע הרלוונטי לייבוא אישי ועוד. פעולות אלה יבוצעו על ידי משרד הכלכלה והתעשייה ומשרד האוצר בשנים 2018-2019.

יישום הרפורמה בענף התקינה

במהלך שנת 2018 תחל הפתיחה לתחרות עם כניסת מעבדות פרטיות לענף באופן הדרגתי. במהלך השנים 2018-2019 משרד האוצר ומשרד הכלכלה והתעשייה עתידים לפעול לשם קידום יישומה המלא של הרפורמה. בתוך כך נכלל סיום פיתוח מערכת מחשוב במשרד הכלכלה והתעשייה, שעתידה להחליף את המערכת הקיימת במכון התקנים, על מנת להקטין את התלות של המדינה בפעילותו; השלמת הסרת התוספות הייחודיות לישראל בתקינה הרשמית; וכן צעדים נוספים להאצת הליך אימוץ התקינה הנהוגה במדינות המפותחות.

לענף התקינה השפעה רבה על המשק הישראלי, אשר באה לידי ביטוי בשני מישורים מרכזיים: כתיבת תקנים המחייבים את המגזר העסקי ועדכונם, וכן חובת ביצוע בדיקות התאמה לתקן של טובין מיובא לשם הכנסתם לישראל. בשני מישורים אלה מכון התקנים הישראלי הוא הגורם הדומיננטי כגוף הלאומי אשר אמון על פי חוק על תחום התקינה. זאת, כאשר במתכונת הפעולה הנוכחית קיימים מספר כשלים בעלי משמעות כלכלית נרחבת למשק:

- כשל מרכזי ראשון נמצא בחוסר האיזון בהרכב ועדות התקינה אשר פועלות בתוך מכון התקנים. ועדות אלו, אשר מעבדות וכותבות את התקן, בטרם הגשתו בפני הגורמים הממשלתיים לשם הפיכתו לתקן רשמי או הוראה מחייבת, נשלטות מספר פעמים לא מבוטל על-ידי גורמים עסקיים בעלי אינטרס מובהק בקביעת תקן. גורמים עסקיים אלו עושים שימוש בתקן, כך שיבטיח את שמירת העליונות העסקית בשוק הרלוונטי, בין היתר על-ידי יצירת חסמי סחר למוצרים מיובאים או לדחיקת מתחרים מקומיים. שליטה זאת באה לידי ביטוי במילוי תפקיד היו"ר או סגן היו"ר או במספר נציגים המאפשר דומיננטיות בהחלטות הוועדות השונות.
- כשל בולט אחר הוא המונופול של מכון התקנים בשוק בדיקות ההתאמה לתקן של מוצרים מיובאים. חוק התקנים תשי"ג-1953 קובע כי אין לייצר, לייבא או לעשות שימוש במצרך שחל עליו תקן רשמי, אלא אם המצרך עומד בדרישות התקן. החוק הישראלי קובע כי מכון התקנים הוא הגורם הבלעדי הנותן אישור על עמידה בתקן רשמי לצורך הכנסת מוצר לישראל. מצב זה מביא להתארכות משמעותית של הליך הבדיקות,

וכתוצאה מכך לייקור עלויות הייבוא. מצב זה מהווה חסם ייבוא משמעותי המונע את הגברת התחרות, בין היתר מצד ייבואנים קטנים ובינוניים הנדחקים החוצה מן השוק בשל עלויות ביורוקרטיות. עלויות אלה מושתות על הצרכן ותורמות בצורה ישירה ועקיפה ליוקר המחיה במשק. מבדיקה שערך צוות בין-משרדי בהובלת משרד הכלכלה והתעשייה, עולה כי העלות המשקית הישירה, כתוצאה מקיומו של מונופול למכון התקנים על בדיקות התאמת הטובין לתקן החל עליהם, מוערכת בכחצי מיליארד ש"ח בשנה. זאת, ללא כימות העלויות העקיפות והגדלת מגוון המוצרים הצפוי משינוי המצב הקיים.

הרפורמה בענף התקינה, אשר נועדה לטפל בכשלים אלה, אושרה במסגרת התוכנית הכלכלית לשנים 2018-2017. בין היתר נקבע הרכב מאוזן לוועדות התקינה, תוך השמת יושבי ראש לוועדות מקצועיים אך ניטרליים ככל הניתן, והגברת השקיפות והיעילות בפעילות המכון. כמו כן, נקבע כי שוק בדיקות ההתאמה לתקן ייפתח לתחרות באופן הדרגתי, תוך הכנסת מעבדות פרטיות לשוק, בשים לב לאמצעי הבקרה הנדרשים כדי להבטיח את בטיחות הציבור, לרבות הגברת סמכויות האכיפה של הממונה על התקינה. כמו כן, הרפורמה מאיצה את הליך אימוץ התקינה הבין-לאומית לעומת תקינה ישראלית מקורית או ייחודית, בהובלת משרד הכלכלה והתעשייה.

פיתוח כלכלי במגזר המיעוטים

נוכח החשיבות הכלכלית והחברתית שהממשלה רואה בשילוב כלכלי של אוכלוסיית המיעוטים בישראל, החלטת ממשלה 922 מיום 30 בדצמבר 2015 קבעה כי מתוך כלי הסיוע שמפעיל משרד הכלכלה והתעשייה, תובטח הקצאה לאוכלוסיית המיעוטים, כפי שנקבע בהחלטה. כך, התקציב המוקצה לעידוד התעסוקה בקרב אוכלוסיות ששיעור השתתפותן נמוך במרכז ההשקעות, תקציב שיווק ופיתוח אזורי התעשייה המופעל על ידי מינהל אזורי תעשייה, תקציב כלי הסיוע לעידוד הייצוא וכן התקציב המוקצה לעידוד פעילותם של עסקים קטנים ובינוניים, יוקצה באופן שיביא להגברת שילובה של אוכלוסיית המיעוטים בפעילות הכלכלית של המשק.

קידום וחיזוק התעשייה עתירת הידע הישראלית

האתגרים של תעשיית הידע המתקדמת גדלים בקצב מהיר ומצריכים מעורבות חכמה ויעילה של הממשלה, על מנת לשמר את היתרון היחסי של מדינת ישראל. אתגרים אלה כוללים, בין היתר: סביבה גלובלית היפר-תחרותית; תעשייה מתוחכמת המשתנה בקצב מהיר ביותר; גיוון התחומים הטכנולוגיים שלכל אחד מהם מאפיינים וצרכים ייחודיים; תלות בשווקי יעד חיצוניים ומגוונים וצורך בפעילות בין-לאומית מוגברת; ומקורות מימון שרובם זרים וחשופים לתנודתיות של השווקים העולמיים. על מנת להתמודד עם אתגרי תעשיית הידע המתקדמת, הממשלה נדרשת לפעול במגוון דרכים ולתת מענה מהיר ויעיל לצרכים המשתנים. בנוסף, אחד האתגרים המרכזים הוא חלחול החדשנות הטכנולוגית ליתר ענפי המשק, במטרה להגביר את הצמיחה והפריון בענפי המשק השונים.

בהתאם, דגש מרכזי לשנת 2019 הוא יישום תוכנית אסטרטגית שגובשה במהלך השנה האחרונה. להלן עיקריה:

- חיזוק מגמת חברות הצמיחה בתעשיית ההיי-טק לצורך הגדלת היקף התעסוקה בהיי-טק במשק.

- הגדלת היצע ההון האנושי לתעשיית ההיי-טק והגדלת השתתפות אוכלוסיות בתת-ייצוג בתעשייה, בדגש על ערבים, חרדים ונשים.
- הזנקת חדשנות טכנולוגית בתעשיית הייצור לצורך הגדלת הפריון והגברת התחרותיות.
- חיזוק ופיתוח ענפי היי-טק חדשים כגון מדעי החיים, קלינטק, מזון, חלקאות וכדומה.

תעשיית הייצור בישראל מתמודדת בשנים האחרונות עם תחרות בשוק הגלובלי, ורמת הפריון בתעשייה זו נמוכה מהממוצע במדינות המפותחות. בעקבות זאת פועלת הממשלה להגביר את הפריון בתעשיית הייצור, בין היתר באמצעות הזנקת חדשנות. רשות החדשנות החלה לתמוך בחדשנות בתעשיית הייצור כבר לפני עשור, אולם עם המעבר מלשכת המדען הראשי במשרד הכלכלה והתעשייה לרשות החדשנות, הוקמה זירה ייעודית שמטרתה עידוד ייצור מתקדם. זירת ייצור מתקדם מרחיבה את פעילות רשות החדשנות בתחום הייצור ומפעילה תוכניות מגוונות לעידוד מחקר ופיתוח בתעשייה. זירות הפעולה האחרות של הרשות מפנות אף הן משאבים לחיזוק תעשיית הייצור. כך, זירת תשתיות טכנולוגיות תומכת בפרוייקטי מו"פ משותפים לחברות מתעשיית הייצור ולקבוצות מחקר אקדמיות ומחזקת את מכוני המחקר העומדים לשירות תעשיית הייצור, וזירת הזנק תומכת ב"מעבדות חדשנות" בחברות תעשייה, בהן משתפות פעולה חברות ייצור וחברות הזנק חדשניות. בטווח הבינוני-ארוך, שדרוג והתפתחות התעשייה יבטיחו את התעסוקה בענפי הייצור ועשויים לתרום להגדלת כמות המשרות בתעשייה. במסגרת תוכנית "נטו תעשייה", פעילות רשות החדשנות בתחום הייצור המתקדם תגדל בכ-50 מיליון ש"ח.

- בשנת 2019 תפעיל הזירה החברתית-ציבורית ברשות החדשנות תוכניות שונות להגדלת היצע ההון האנושי להיי-טק ולהגדלת השתתפות אוכלוסיות בתת-ייצוג בהיי-טק (במיוחד ערבים, חרדים ונשים). תוכניות אלו יפעלו בהתאם לתוכנית הלאומית להגדלת כוח אדם מיומן לתעשיית ההיי-טק (החלטת ממשלה 2292 מיום 15 בינואר 2017), אשר הותנעה כדי לענות על המחסור הגובר במתכנתים ומהנדסים, המאיים על התחרותיות הגלובלית ועל הצמיחה העתידית של התעשייה. התוכניות השונות יפעלו לעודד הכשרות חוץ-אקדמיות רלוונטיות לתעשיית ההיי-טק, שילוב עולים, תושבים חוזרים ומומחים זרים בתעשיית ההיי-טק, קידום העסקת קבלני משנה בתחום התוכנה הנמצאים בבעלות חרדית וערבית וקידום התמחות והתנסות בתעשייה המיועד לאוכלוסיות בתת-ייצוג בהיי-טק. זאת בנוסף לעידוד יזמות טכנולוגית בקרב חרדים, ערבים ונשים. לפעילויות אלו תקצה רשות החדשנות 80 מיליון ש"ח.
- בשנים האחרונות ניתן להבחין בשינוי של תעשיית ההיי-טק הישראלית, לפיו מתחזקת המגמה של צמיחה מוגברת מצד חברות הזנק, המתפתחות והופכות לחברות מבוססות. נתונים מהשנים החולפות אף מצביעים על הבשלה של התעשייה, הן מצד היזמים והן מצד המשקיעים, לכיוון של מהלכים ארוכי טווח מוכווני צמיחה. אחת הסיבות המרכזיות לכך היא התבגרות התעשייה. ההיי-טק הישראלי נכנס כעת לעשור השלישי מאז פריצתו בשנות ה-90, והניסיון שנצבר נותן את אותותיו. פעילות זירת צמיחה שהוקמה במסגרת זירות הפעולה של רשות החדשנות ממוקדת בתמיכה בחברות מוכוונות צמיחה. הזירה תציע בשנת 2019 ערבויות לחוב בנקאי לחברות היי-טק, וכך תעודד את שוק מימון החוב לענף, שעד כה לא היה מפותח. מימון חוב

הוא חיוני ביותר לשלבי צמיחה של חברות היי-טק, והגדלת ההיצע שלו בישראל תספק גב מימוני חזק לחברות המבקשות לצמוח במהירות בישראל ולהגדיל את היקף ההעסקה שלהן במשק המקומי.

- זירת צמיחה ברשות החדשנות תתחיל בשנת 2019 להפעיל תוכנית חדשה לתמיכה במתקני חלוץ והדגמות מסחריות ראשונות (פיילוטים). תוכנית זו מכוונת אף היא לעודד חברות הזנק ישראליות לעלות על מסלול צמיחה ולהתבסס כחברות ישראליות המספקות תעסוקה רחבה. בתחומים טכנולוגיים רבים תהליך המו"פ אינו שלם ללא פיילוט אצל לקוח ראשון, אולם בישראל קיימים מספר חסמים למעבר לשלב זה. ראשית, במקרים מסוימים קיים כשל שוק במימון פיילוטים. שנית, לעיתים קרובות תחומים שבהם נדרש לבצע פיילוט הם תחומים עמוסי רגולציה, המאופיינים בדרך כלל ברמת חדשנות נמוכה, ועל כן לקוחות פוטנציאליים נרתעים משיתוף פעולה עם חברות הזנק. לפיכך, חברות הזנק המבקשות לחדור לשוק על בסיס פיילוט וכך להתחיל לצמוח, מתקשות לעשות זאת בישראל, ולכן פונות לנתיבי צמיחה בחו"ל או ממהרות להימכר לחברה גדולה יותר.

רשות החדשנות תתחיל לתמוך בפיילוטים בתחומים שונים, במשותף עם משרדי ממשלה המשמשים כרגולטורים בתחומים אלו. כך, לתמיכה הממשלתית בחברות ההזנק תהיה השפעה כפולה על החדשנות בישראל: חברות הזנק יקבלו תמיכה בתהליך הצמיחה שלהן, והחברות שמטמיעות את הפתרונות הטכנולוגיים של חברות ההזנק, בתחומים עתירי רגולציה כמו תחבורה ואנרגיה, יהפכו חדשניות יותר.

- במהלך שנת 2019 מדינת ישראל תמשיך להשתתף בתוכנית המסגרת השמינית למחקר ופיתוח של האיחוד האירופי (Horizon 2020). התוכנית מאגדת את שלוש התוכניות שהתקיימו עד לשנת 2013 כתוכניות נפרדות: FP (תוכנית המסגרת) CIP (התוכנית לתחרותיות וחדשנות) ו-EIT (המכון האירופי לחדשנות וטכנולוגיה). התוכנית עתידה להימשך שבע שנים בין השנים 2014-2020, והיא מאפשרת לחוקרים מהאקדמיה ומהתעשייה בישראל להתחרות על תקציבי מחקר של הקהילה. חלקה של ישראל במימון תוכנית המו"פ האירופי נקבע בהתאם ליחס התמ"ג המקומי מסך התמ"ג האירופאי (כולל ישראל).

משרד התיירות

התקציב השוטף של משרד התיירות יעמוד בשנת 2019 על כ-352 מיליון ש"ח בהוצאה נטו. ההוצאה המותנית בהכנסה תעמוד על כ-6 מיליון ש"ח וההרשאה להתחייב תעמוד על 90 מיליון ש"ח.

תקציב הפיתוח של משרד התיירות יעמוד בשנת 2019 על כ-297 מיליון ש"ח בהוצאה נטו, ההרשאה להתחייב תעמוד על כ-508 מיליון ש"ח.

דגשים לשנת הכספים 2019

- **תחום השקעות ההון** – המשרד יפעל להגדלת היצע חדרי האכסון המלונאי ולגיוון המוצר התיירותי. לצד הגדלת היצע האכסון המלונאי באמצעות מסלולי המענקים להקמה והרחבה של בתי מלון (בהתאם לחוק עידוד השקעות הון התשי"ט 1959), יושם דגש על מסלולים מהירים להגדלת היצע אמצעי האכסון באזורי הביקוש. בנוסף, המשרד ימשיך לפעול לגיוון אמצעי האכסון באמצעות עידוד הקמת אתרי קמפינג ומלונות עממיים. כמו כן, המשרד יפעל לאיתור נכסים פוטנציאליים להסבה לנכסי מלונאות (בין השאר בשיתוף עם אגף הדיור הממשלתי).
- **תקציב פיתוח תשתיות תיירותיות** – המשרד ימקד ויקצה את עיקר תקציבו בתחום פיתוח תשתיות תיירותיות לפיתוח ולקידום פרויקטים ב"ערי ליבה", קרי ערי תיירות עיקריות שהן מוקד משיכה לתיירות הנכנסת לישראל, ובאזורים בעלי פוטנציאל תיירותי משמעותי. זאת, על מנת לשפר באופן ניכר את המוצר התיירותי ואת החוויה לתייר. כמו כן, המשרד יפעל בתחום זה באזורי הפריפריה, במגזרי המיעוטים ובאזורים אחרים שהוחלט כי הם בעלי פוטנציאל לשמש מוקדי תיירות נכנסת בישראל.
- **תקציב השיווק** – עקרונות המפתח של אסטרטגיית השיווק של המשרד, כפי שבאו לידי ביטוי בשנת 2017, וימשיכו להיות מיושמים בשנים הבאות הם:
  - **התמקדות בשחקנים הגדולים ובפעולות המשמעותיות בכל שוק.** פעולות השיווק יבוצעו בתיאום מירבי עם תעשיית התיירות ובכלל זה – כל הקמפיינים יכללו מבצעי מכר שיסוכמו מראש עם הסוכנים והסיטונאים הגדולים בישראל ובחו"ל ועם חברות תעופה ישראליות וזרות.

  במהלך 2017-2016 הוביל המשרד שינוי אסטרטגי בבחירת שותפיו. בעוד שבעבר התמקד המשרד בסוכנים מוטי צליינות, שבהכרח היו סוכנים מקומיים קטנים יחסית, שונה המיקוד לסוכנים גדולים ול-OTAs (Online Travel Agancy) בעלי השפעה ועסקים חוצי שווקים ויבשות. שינוי אסטרטגי זה הביא עמו יכולת להציב יעדים כמותיים ואיכותיים מדידים ולבצע התקשרויות על סמך ביצועים (Performance based) עם גופי המכר השונים.

- **התמקדות בתתי-מותגים מובחנים** – בהתאם למגמה בעולם, שבה תיירים מתעדפים יעדים ספציפיים על פני מדינות, שונתה אסטרטגיית הקידום של ישראל כמוצר תיירותי אחד והוחלפה בבניית מגוון מותגים תיירותיים הפונים לקהלי יעד מגוונים.
- **פריסת פעילות השיווק לאורך השנה** – תקציבי השיווק הגדלים אפשרו למשרד התיירות לייצר תמיכה שיווקית שנתית של המוצרים התיירותיים הישראלים לאורך כל השנה (Always On), תוך בניית גלי פרסום ממוקדים בתקופות שיא חיפושי חופשות ולפני עונות תיירות חלשות יותר בישראל, במטרה "ליישר" את עקומת הביקושים וליצור ביקושים זהים לאורך כל השנה.
- **הגדלת מצאי הטיסות לישראל** – מיקוד בפתיחת קווי טיסות חדשים והגברת תדירות הטיסות לישראל, על ידי תמרוץ חברות תעופה באמצעות נוהלי התעופה נתב"ג ואילת. פתיחת קווי טיסה חדשים והגדלת תדירות טיסות מיעדים קיימים הם מנופי צמיחה מוכחים להגדלת מספר התיירים הנכנסים. משרד התיירות רואה חשיבות עליונה בהרחבת נוהלי תעופה ליצירת תמרוץ נוסף בעיקר לטיסות מיעדים רחוקים.

פיתוח ים המלח

- בשנת 2007 ניתן למשרד התיירות תקציב הרשאה להתחייב בסך 300 מיליון ש"ח עבור הגנות ביניים שכללו, בין היתר, הסדרת תשתיות ובניית מערכות, מתקנים וסוללות הגנה, מערכות התפלת מים ומערכות ניקוז. הביצוע של תקציב זה התפרס על פני מספר שנים וביצועו הושלם. לצורך השלמת כלל ההגנות החופיות הדרושות בים המלח ותחזוקתן עד לשנת 2030, הוחלט להקצות 730 מיליון ש"ח נוספים. כיום, החברה להגנות ים המלח נמצאת בעיצומו של השלמת תהליך זה.
- ב-12 בפברואר 2012 התקבלה החלטת ממשלה 4254 העוסקת בפיתוח ושיקום ים המלח כתוצאה מירידת המפלס. ההחלטה כוללת התייחסות להקמת תוכנית לאומית לטיפול בנושא בשיתוף פעולה עם המשרד לאיכות הסביבה. האחריות להיבט התיירותי מוטלת על משרד התיירות באמצעות החברה להגנות ים המלח. היקף התקציב שיופנה לפיתוח תיירותי ולמענקים באזור במסגרת החלטת ממשלה זו במהלך השנים הקרובות הוא כ-700 מיליון ש"ח בהרשאה להתחייב. במהלך השנים 2018-2019 יתבצעו עבודות הפיתוח באזור הביניים המיועד להקמת חדרי מלון וכן יחל שיווק קרקעות למלונאות.
- בנוסף, במסגרת החלטת ממשלה 4060 מיום 1 בינואר 2012 בעניין ביצוע פרויקט הגנות הקבע בים המלח, אימצה הממשלה את פתרון קציר המלח בבריכה 5 כפתרון הקבע. החלטה זו עוגנה בהסכם שנחתם בין הממשלה ובין מפעלי ים המלח. עלותו הכוללת של פרויקט הקציר מוערכת בכ-3.8 מיליארד ש"ח (בערכים מהוונים וצמודים למדד). במסגרת ההסכם נקבע כי מפעלי ים המלח יממנו 80% מעלות הפרויקט (3.04 מיליארד ש"ח), ואילו המדינה תממן 20% מעלותו (0.76 מיליארד ש"ח). ברבעון האחרון של שנת 2018 עתידה להגיע הספינה הקוצרת הראשונה שהוזמנה על ידי חברת מפעלי ים המלח, ובשנת 2019 צפוי שתיכנס לפעילות. בהתאם לכך צפוי לגדול היקף הביצוע התקציבי בגין פעילות הקציר.

משרד החקלאות ופיתוח הכפר

הצעת תקציב משרד החקלאות ופיתוח הכפר לשנת הכספים 2019 (סעיף 33) מסתכמת בכ-2 מילארד ש"ח, מהם כ-1.8 מילארד ש"ח בהוצאה נטו, וכ-223 מיליון ש"ח בהוצאה מותנית בהכנסה, וכן סך ההרשאה להתחייב (של סעיף 33) בגובה של כ-967 מיליון ש"ח.

מתוך תקציב זה, תקציב התמיכות בחקלאות לשנת הכספים 2019 מסתכם בכ-1 מיליארד ש"ח, מהם כ-999 מיליון ש"ח בהוצאה נטו והרשאה להתחייב לתמיכות בגובה של כ-886 מיליון ש"ח.

משרד החקלאות ופיתוח הכפר אחראי מטעם הממשלה לחקלאות ולמרחב הכפרי בישראל. בין פעילויותיו העיקריות של המשרד ניתן למנות: הקצאת תמיכות במגוון נושאים כגון: סובסידיות לפי חוק הגליל, שימור הקרקע, קידום הייצוא, הדברה, סבסוד פרמיות ביטוח חקלאי; קידום רפורמות וחקיקה; תכנון והמלצה על הקצאות גורמי ייצור חקלאיים המצויים במחסור כגון: קרקע, מים ועובדים זרים ופלסטינים; תכנון פרוגרמות להתיישבות המתוכננת ופרויקטים חקלאיים במסגרת ההתיישבות הקיימת; יישום הסכמי הסחר של ישראל; מתן שירותים ופיקוח בתחומי הווטרינריה והגנת הצומח; מתן שירותי הדרכה ופיתוח מקצועי; וקידום המחקר החקלאי בישראל הן באמצעות המדען הראשי והן באמצעות מִנהל המחקר החקלאי.

דגשים לשנות הכספים 2019

שינוי במדיניות הממשלה בתמיכות בחקלאות בענפי החי ובענפי הצומח

התמיכות בחקלאות נחלקות לשני סוגים עיקריים: תמיכות ישירות בחקלאים, בעיקר באמצעות תמיכה תקציבית, ותמיכות עקיפות באמצעות מכסות ומכסי מגן שיש להם פוטנציאל גבוה של עיוות השווקים. ארגון הסחר העולמי וארגון ה-OECD ממליצים על תמהיל תמיכות המורכב בעיקר מתמיכות ישירות, במיוחד תמיכות שאינן תלויות בכמות הייצור, ומעט תמיכות עקיפות מעוותות. בענפי החי, הממשלה מעורבת בקביעת מכסות ייצור בענפי החלב וההטלה ופיקוח על מחיר מינימום למגדל בענף חלב הבקר, זאת בנוסף למכסי מגן על מוצרים שונים. למעורבות זו עלות המשולמת בדרך כלל על ידי ציבור הצרכנים, בעיקר דרך מחירי התוצרת החקלאית.

לנוכח האמור, משרד האוצר ומשרד החקלאות ופיתוח הכפר הסכימו כי, ככלל, יש לעבור מתמיכה עקיפה לתמיכה ישירה, ולנסות להימנע מתמיכות בעלות פוטנציאל ליצור עיוות בשוק. מעבר לתמיכה ישירה שאינה מעוותת את שיקולי היצרן יבטיח הקצאת מקורות יעילה ברמת החקלאי והמשק ואף יגרום לכך שהתמיכה תגיע במלואה לחקלאי. לעומת זאת, התועלת הנובעת מהתמיכות העקיפות (כגון מכסים ומכסות) מתחלקת גם

בין חוליות אחרות בשרשרת הערך כגון יבואנים ומשווקים. בנוסף, המעבר לתמיכות ישירות מאפשר למדינה שקיפות ובהירות בנוגע לגובה התמיכה המושקעת בכל ענף ומסייע בהפחתת המחירים לצרכנים.

בשנים האחרונות החליטה הממשלה על מספר צעדים (כגון הפחתת מכסים בבשר ובדגים במקביל לתמיכה תקציבית ישירה במגדלים) שהם יריית פתיחה במעבר מתמיכה עקיפה לתמיכה ישירה.

- **הפחתת מכסים בבשר ובדגים**

במהלך חודש אוגוסט 2016 הוסכם בין משרד האוצר, משרד החקלאות ונציגי החקלאים על הפחתת מכסים בענפי הבשר והדגים. בתחום הדגים (אמנון, בורי וקרפיון) הוסכם על הפחתה מידית של 50% מהמכס וכן על שלוש פעימות נוספות שיתבצעו החל משנת 2018, אשר בסופן יעמוד המכס על 12% בלבד מהמכס שהיה בתחילת הדרך. כמו כן, הוסכם כי תהיה תמיכה ישירה במגדלי הבריכות בסכום של 30 מיליון ש"ח לשנה בתוספת מע"מ למשך שבע שנים. בנוסף, תינתן תמיכה חד-פעמית על סך של 70 מיליון ש"ח למענקי השקעות עבור ההשקעות הנדרשות של מגדלי הבריכות בהתאם לקריטריונים הסביבתיים.

בתחום בשר הבקר, בהתאם להסכם שנחתם בין משרדי האוצר והחקלאות ונציגי המגדלים בו, הוחלט על הגדלה משמעותית של המכסה הפטורה ממכס לייבוא בשר טרי. בהתאם לצו שנתחם ע"י שר האוצר, בשנת 2016 עמדה המכסה על 7,500 טון, בשנת 2017 עמדה על 10,000 טון, בשנת 2018 תעמוד על 12,500 טון, בשנת 2019 תעמוד על 15,000 טון ובשנת 2020 ואילך – על 17,500 טון. כמו כן, במקביל להגדלת המכסה, המכס המוטל על ייבוא הבשר (מעבר למכסה) יפחת בהדרגה, כך שבשנת 2020 יוותר רק מכס אחוזי בסך של 12%, כפי שהיה קודם, אך ללא 13 ש"ח נוספים שהיו לפני ההסכם. מהלך זה נעשה במקביל להגדלת היקף התמיכה הישירה במגדלי הבשר לבקר.

במהלך שנת 2019, ימשך מתווה הורדת המכס האחוזי והקצוב. לצדו, תינתן תמיכה ישירה של 14 מיליון ש"ח למגדלי הבקר בגין הסכם זה, לצד תמיכות מהסכמים קודמים על סך 23 מיליון ש"ח. ההערכה היא שהגידול במכסות יוביל להמשך ירידת המחירים ולמעבר לצריכת בשר איכותי יותר.

- **התייעלות בענפי ההטלה והחלב**

מחירי מוצרי החלב והביצים גבוהים בישראל לעומת ממוצע המחירים במדינות ה-OECD. בעקבות זאת, פועלים משרדי האוצר והחקלאות לקדם רפורמות בענפי ההטלה והחלב אשר יביאו להתייעלות משמעותית בענפים אלה ולהוזלת המחירים לצרכן. במסגרת זו, יינתנו מענקי השקעות לחקלאים, על מנת להגדיל את הרפתות והלולים לצורך ניצול של יתרון לגודל. שינויים אלה יובילו להוזלה במחירי מוצרי החלב והביצים. במסגרת הרפורמה בחלב, יופחתו מכסים ויופחת מחיר המינימום של החלב הגולמי (מחיר המטרה), על מנת להוריד את יוקר המחיה ולאפשר מגוון מוצרים רחב יותר על המדף. כמו כן, הגודל המינימלי של רפת בישראל יגדל. לצד זאת, הרפורמה בענף ההטלה תוביל להפחתת המחיר המפוקח של הביצה, להגדלת שטח הכלוב לתרנגולת ולעמידה בתקנות צער בעלי חיים. כמו כן, יינתנו תמריצים להוצאת הלולים ממרכזי היישובים על מנת לאפשר פיתוח כלכלי של אזורי הספר, בהם נמצאים מרבית המגדלים.

- **הגברת הייבוא של מוצרי החלב**

במסגרת החלטת ממשלה 1584 הוגדלו המכסות הפטורות ממכס לייבוא גבינה צהובה ונקבע כי המכסות יחולקו במסגרת הליך תחרותי בין המציעים המתמודדים על מחיר נמוך לצרכן. זאת, על מנת להבטיח כי ההטבה המכסית תתגלגל לצרכן. ההליך התחרותי הראשון לבחירת היבואנים פורסם בסוף שנת 2014, ובמסגרתו חולקה מכסה של 4,800 טון לחמישה יבואנים אשר דורגו בהתאם למחיר לצרכן שאליו הם התחייבו. בהתאם לכך, נמכרו הגבינות המיובאות במחיר הנמוך ב-30% ממחיר הגבינה הצהובה המפוקח על ידי המדינה. במסגרת ההליך התחרותי לשנת 2017 חולקה מכסה של 6,000 טון ליבואנים שהתחייבו, רובם ככולם, למכור את הגבינות במחירים נמוכים באופן משמעותי מהמחיר המקומי. ואכן, בשנת 2017 ניתן לראות יצירה והתבססות של מותגים חדשים בתחום הגבינות הצהובות במחירים הזולים ב-20%-30% אחוז ממחיר הגבינה המפוקח. בשנת 2018 תעמוד המכסה על 6,500 טון. לצד המכסה הפטורה ממכס. במהלך שנת 2019 צפויה להיפתח מכסה במכס מופחת של גבינה צהובה, כחלק ממתווה זה.

- **פיקוח על פערי תיווך**

ועדת המחירים המשותפת למשרדי החקלאות והאוצר המליצה בחודש מאי 2016 להכניס לראשונה את כל מחירי הפירות והירקות הבסיסיים לפיקוח שייקבע לפי פרק ז' לחוק הפיקוח על מצרכים ושירותים. הבדיקה הגיעה על רקע מגמה רב-שנתית של עלייה בנתח השוק של רשתות השיווק לעומת השווקים הפתוחים וחנויות הירקות והפירות הפרטיות. על פי ההמלצה, רשתות השיווק, הסיטונאים הגדולים ועוסקים נוספים בתחום, יחויבו לדווח את נתוני הרווחיות על פירות וירקות למפקח על המחירים. בשנת 2017 פרסמה ועדת המחירים דוח ניתוח רווחיות ראשון על סמך נתוני 2015 שדיווחו הקמעונאים והסיטונאים לפי הצו. בעקבות ממצאי הדוח, החליטה הוועדה להמשיך ולבחון גם את נתוני שנת 2016, לפני קבלת החלטה על המלצה לשינוי כלשהו במדיניות הפיקוח.

- **חיזוק מעמדם של מגדלי הצמחים**

מועצת הצמחים היא תאגיד סטטוטורי שבהנהלתו חברים נציגי הממשלה והמגדלים. מטרותיו, הרכבו וסמכויותיו מעוגנות במסגרת חוק מועצת הצמחים. חוק הצמחים מסמיך את המועצה לגבות היטלים מהמגדלים ובדרך זו לממן את פעילותה. המודל של מועצת ייצור סטטוטורית המחייב את כלל המגדלים בתשלום היטלים הוא מודל ייחודי למדינת ישראל. לפיכך, עלה הצורך לבחון מתווה וולונטרי להתאגדות, באופן שיבטיח את קיום רצונם של המגדלים וחיזוק כוחם והשפעתם בהתאגדות זו. בשנת 2017 החליט שר החקלאות כי בשלב ראשון יבצע גריעה של עשרות מינים מתחולת חוק המועצה על מנת לבחון את היתכנות ההתארגנות העצמאית של מינים אלו. על פי הערכת משרד החקלאות, מהלך זה יחסוך למגדל בין מאות לאלפי שקלים בשנה וישפיע על כ-4,300 מגדלים המעבדים 117 אלפי דונם. בין הגידולים שנגרעו: רימון, שזיף, שסק, תאנה, אפרסק ואגס. בהתאם לתוצאות הפיילוט ייבחן ב-2019 ביטול המועצה או גריעה של מינים נוספים ממנה.

- **עובדים שכירים בענף החקלאות**

חקלאים ישראלים רבים מתבססים על שירותיהם של עובדים זרים. עם זאת, על מנת לצמצם את הפגיעה בתעסוקה המקומית, הגבילה ממשלת ישראל את כמות העובדים הזרים בענף. ביום 12 בינואר 2018 קיבלה הממשלה החלטה על הגדלת מכסת העובדים הזרים בחקלאות לגובה של עד 29,200 עובדים זרים (גידול של 4,201 בהשוואה למכסה ב-2018). במסגרת הגדלה זו הוסדרה מסגרת הפעילות של תוכנית "משתלמים זרים בענף החקלאות" אשר מיועדת לסטודנטים לחקלאות ולימודי סביבה, הלומדים במוסדות אקדמיים במדינות מתפתחות, בעיקר מאסיה, אפריקה ואמריקה הלטינית. בנוסף, במסגרת החלטה זו, הוגדלה מכסת העובדים הזמניים לחקלאות ב-2,000 עובדים. עובדים אלו מגיעים לתקופה קצרה של 4-8 חודשים. אפשרות זו, של העסקת עובדים עונתיים מאפשר לחקלאים, בזמן של עצימות עבודה גבוהה, להעסיק עובדים נוספים. כמו כן, הוגדלה מכסת הפלסטינים לענף החקלאות ב-2,000 עובדים נוספים, מתוכם 1,000 עונתיים ו-1,000 קבועים.

קליטת תחומי הפעילות החדשים של משרד החקלאות

בשנים האחרונות קלט משרד החקלאות יחידות שונות, והגדיל את תחומי אחריותו, כמפורט להלן. אחד היעדים המרכזיים לשנת התקציב 2019 הוא קליטה והפעלה מיטבית של יחידות אלה.

- **קבלת האחריות לטיפול בנושא התיישבות הבדואית בנגב (העברה ממשרד רה"מ)**

בהחלטת ממשלה 1146 מיום 5 בינואר 2014, נקבע כי תחום הפעולה של הפיתוח הכלכלי-חברתי והסדרת התיישבות בדואים בנגב יועבר ממשרד ראש הממשלה למשרד החקלאות ופיתוח הכפר. בשנת 2016 הכינו משרד האוצר ומשרד החקלאות את תוכנית החומש לשנים 2017-2021 לפיתוח חברתי וכלכלי בחברה הבדואית בנגב. המסגרת התקציבית לתוכנית זו נקבעה בעת קבלת התוכנית הכלכלית לשנים 2017-2018, בהחלטה 2397 מפברואר 2017. במסגרת זו אושר התקציב הכולל של כ-3 מיליארד ש"ח בהשוואה לכ-1.5 מיליארד בחומש הקודם. לחינוך יוקצו 1.14 מיליארד ש"ח, לתשתיות – 770 מיליון ש"ח, לשלטון המקומי – 760 מיליון ש"ח ולתעסוקה – 340 מיליון ש"ח.

- **קבלת האחריות לטיפול במפוני גוש קטיף (העברה ממשרד רה"מ)**

לאחר סגירת מנהלת תנופה ב-31 בדצמבר 2015 הועברה יתרת הפעילות לאחריות האגף להתיישבות ברשות לתכנון. הטיפול בתביעות המפונים שטרם הסתיים מטופל על ידי ועדת הזכאות לתחומים של מגורים ותעשייה והוועדה המיוחדת. המשרד מלווה את המשפחות שנותרו בטיפול מנהלת תנופה ערב סגירתה, לשם קידום פינוי פתרונות הדיור הזמניים, בנייה ומעבר לבתי הקבע.

- **קבלת האחריות להפעלת החטיבה להתיישבות של ההסתדרות הציונית העולמית**

ביום 29 בדצמבר 2015 נכנס לתוקפו תיקון מספר 2 לחוק הסדרת מעמדן של ההסתדרות הציונית העולמית והסוכנות היהודית לא"י (להלן – התיקון לחוק). לצורך יישומו של החוק, התקבלה ביום 9 באוקטובר 2016 החלטת הממשלה 1998 (להלן – החלטת הממשלה), במסגרתה הוחלט לאצול מסמכויות הממשלה בתחומים שפורטו בה לשר החקלאות ופיתוח הכפר, אשר יאציל אותן להסתדרות הציונית העולמית

באמצעות החטיבה להתיישבות, וזאת בכפוף להסדרת מערכת היחסים בין הממשלה לבין החטיבה. לצורך כך נחתם הסכם מסגרת רב-שנתי לתקופה של חמש שנים עם אופציה להארכה לשתי תקופות נוספות בנות חמש שנים כל אחת.

משרד התקשורת

הצעת תקציב משרד התקשורת לשנת הכספים 2019 מסתכמת ב-77,647 אלפי ש"ח, מתוכם כ-46,333 אלפי ש"ח מיועדים להוצאות שכר.

משרד התקשורת משמש כגוף האחראי לאסדרת ענף התקשורת ולפיקוח על הגופים הפועלים בו. המשרד אחראי ליישום מדיניות הממשלה בנושא התקשורת ולקביעת הכללים שבמסגרתם פועלים הגופים בענף, על תחומיו השונים. מאחר שבאופיו משרד התקשורת הוא משרד מטה, רוב תקציבו משמש למימון הוצאות השכר של העובדים, להוצאות תפעול שוטפות, לרכישת שירותי ייעוץ, לעריכת מחקרים וסקרים ולרכישת ציוד לצורך פעילות הפיקוח והאכיפה של המשרד.

תקציבו של משרד התקשורת מיועד לאסדרת תחום התקשורת, וההשקעות בענף נעשות על ידי חברות פרטיות. עיקר תקציבו של משרד התקשורת מיועד להעסקת העובדים העוסקים בפעילותו השוטפת של המשרד – פיקוח ובקרה על הפעילות בתחום וכן ליישום השינויים המבניים המרכזיים המפורטים להלן. גם תקציב הקניות של המשרד מיועד לפעילותו השוטפת וכן להעסקת יועצים לצורך יישום המדיניות כאמור מטה.

דגשים לשנת הכספים 2019

תחום הנייח

משרד התקשורת פועל להגברת התחרות בתחום הנייח בשנים 2019-2018 באמצעות הצעדים האלה:

- מעקב אחר יישום רפורמת השוק הסיטונאי, לרבות שוק סיטונאי על גבי רשת הוט, והשלמת שוק סיטונאי בטלפוניה, שימת דגש על שימוש בתשתיות פסיביות כחלק מעיקרון "סולם השקעות" וכחלק ממדיניות המשרד להגברת התחרות ולהאצת פיתוח תשתיות פס רחב.
- מעבר לפיקוח על מחירי מקסימום בתחום הטלפוניה בבזק.
- גיבוש מדיניות לעידוד השקעות והתקדמות טכנולוגית של רשתות נייחות בדגש על FTTH/FTTB.
- גיבוש ועדכון מדיניות בתחומי ההפרדה המבנית ואספקת שירות אוניברסלי.

התחום הנייד (סלולרי)

במהלך השנים 2018 ו-2019 משרד התקשורת יפעל במספר דרכים ליצירת תשתית לפיתוח טכנולוגי בענף, וכפועל יוצא מכך – להביא למגוון שירותים חדשים ומתקדמים לצרכנים:

- מונתה ועדת מכרזים בין-משרדית לצורך עריכת מכרז תדרים בתחום התדרים בג'יגה הראשון ותחום תדרי ה-2.5 מגה-הרץ וה-3.6 מגה-הרץ, ותחומי תדרים נוספים ככל שיידרש. הקצאת תדרים לרשת גישה רחבת פס תאפשר אספקת שירותי רט"ן מתקדמים בדור הרביעי ובדורות מתקדמים, צמצום הפער הטכנולוגי בין ישראל ובין מדינות מתקדמות בעולם, וקידום פלטפורמות ל-IOT.

- הסדרת תחום התדרים בג׳יגה הראשון – פינוי של תדרים בתחום הג׳יגה הראשון ממשרד הביטחון ומגופי הביטחון לשימושים אזרחיים, בדומה למגמות בעולם. כמו כן, תבוצע הסדרה בהקצאת התדרים הנוכחית לצורך המשך ההתפתחות הטכנולוגית בשוק התקשורת הניידת.
- בשנת 2017 ימשיך המשרד לבחון את עלויות קישור הגומלין ויפעל להכרעה בשאלת שינוי התעריף על בסיס עלות או שינוי מדיניות באופן שתעריף קישור הגומלין יופחת או יבוטל.

מפעילים בין-לאומיים

התחרות רבת-המשתתפים בין המפעילים הפנים-ארציים ומכירת חבילות "ללא הגבלה", גרמו לכך שקיים קושי בהמשך השמירה על השירותים הבין-לאומיים כענף נפרד ועצמאי בשוק התקשורת. אי לכך, בשנת 2018 ייבחן הצורך בעריכת מספר שינויים ענפיים.

אגרות תדרים

האגרות הנהוגות בישראל בגין השימוש בתדרים והקצאתם מבוססות על אגרות שנקבעו בשנת 1995. מאז, האגרות מעודכנות אחת לשנה בהתאם לשינויים במדד המחירים לצרכן. בשני העשורים האחרונים השתנה שוק התקשורת לבלי הכר, טכנולוגיות השתנו והוחלפו, תחומי תדר נוספים הושמשו לתקשורת אלחוט, שירותים רבים נוספו וחלקם אף התייתרו.

אגרות התדרים נועדו, בין היתר, ליצור מערך תמריצים שיעודד את הגורמים המשדרים להשתמש באופן יעיל וחסכוני בתדרים. תמריץ נכון ייווצר, בין היתר, כאשר האגרה משקפת את הערך הכלכלי הניתן להפיק מהתדר תוך תשומת לב לשיקולים ספקטרליים. מבחינה כלכלית גרידא, ומבלי להתייחס לשיקולים נוספים המשמשים בניהול תדרי הרדיו בישראל, ניתן לומר כי גורם המפיק מתדר ערך כלכלי הנמוך מהאגרה שהוא נדרש לשלם, יעדיף לעבור לתדר זול יותר, ובדרך זו יתפנה מקום לשימושו של גורם אחר המפיק ערך כלכלי גבוה יותר מהשימוש בתדר.

בשנים 2019-2018 יפעל המשרד באמצעות יועץ מומחה לקביעת ערכו הכלכלי של ספקטרום התדרים העומד לרשות מדינת ישראל. קביעת אגרות התדרים בהתאם לערכם הכלכלי תיצור תמריץ כלכלי נכון לשימוש בתדרים ותאפשר למדינה להעריך נכונה את ערכם של משאבי הספקטרום העומדים לרשותה ואת הקצאתם לשימושים שונים.

הגדלת התחרות בשוק השידורים

שוק הטלוויזיה הרב-ערוצית בישראל הוא שוק ריכוזי שפועלות בו שתי שחקניות ותיקות גדולות (חברות הכבלים והלוויין), לצד מספר שחקניות חדשות קטנות המשדרות על גבי האינטרנט. השחקניות הוותיקות מחזיקות למעלה מ-90% מהמנויים ומהכנסות בשוק, והן נהנות מרמת הכנסה ממוצעת למנוי הגבוה משמעותית מהשחקניות החדשות. רמת ההכנסה בשוק הטלוויזיה הרב-ערוצית נובעת מחסמי הכניסה הגבוהים לשוק שמצרים את התחרות בו.

על מנת להגדיל את התחרות בתחום, המשרד פועל בשני היבטים מרכזיים:

- **טלוויזיה על גבי האינטרנט** – בשנים האחרונות, בעקבות ההתקדמות הטכנולוגית והתלכדות הטכנולוגיות, הפך האינטרנט לתשתית אלטרנטיבית לצפייה בשידורי טלוויזיה. משרד התקשורת פועל ליצירת התנאים שיאפשרו צפייה בשידורי הטלוויזיה על גבי רשת האינטרנט באמצעות הסרת חסמים טכנולוגיים. יישום רפורמות

השוק הסיטונאי ומיזם הסיבים האופטיים יובילו להאצת קצב הגלישה לצרכן הביתי, כך שניתן יהיה להעביר תכנים על גבי תשתית האינטרנט בנפחים גדולים מבלי לפגוע בחוויית הצפייה של הצופה. בנוסף, במסגרת חוק התוכנית הכלכלית לשנים 2018-2017 קידם משרד האוצר, בשיתוף עם משרד התקשורת, מהלך שיוביל להפעלת מערך עידן פלוס על ידי גורם תחרותי, מתוך כוונה שזה יפעל להשביחו ולהציבו כחלופה תחרותית לפלטפורמות השידור הקיימות. הפעלת המערך על ידי גורם פרטי תביא לשיפור איכות הפעלת המערך, שיפור איכות הקליטה ברחבי הארץ, הוספת ערוצים אטרקטיביים והפחתת העלויות הנדרשות לתפעולו. המכרז עתיד להתפרסם ברבעון הראשון של שנת 2018. הפעלת המערך על ידי גורם מפעיל פרטי צפויה בתחילת במחצית הראשונה של שנת 2019.

- **איחוד מועצות רגולטיביות והפחתת רגולציה** – שוק הטלוויזיה מאופיין בריבוי רשויות הסדרה: המועצה לשידורי כבלים ולשידורי לוויין (להלן – המועצה), בסיועה של מנהלת הסדרת השידורים לציבור במשרד התקשורת, מסדירה את תחום שידורי הטלוויזיה הרב- ערוצית למנויים (שידורי הכבלים ושידורי הלוויין); הרשות השנייה לטלוויזיה ולרדיו ומועצת הרשות השנייה לטלוויזיה ולרדיו (להלן – מועצת הרשות השנייה), מסדירות את תחום שידורי הטלוויזיה והרדיו המסחריים לציבור.

בהמשך לרפורמות שנערכו בתחום בשנים האחרונות, התחדד הצורך בראיית שוק השידורים כשוק אחד שפועלים בו גורמים שונים המשפיעים זה על זה ובצורך להסדירו מתוך ראייה כוללת של כלל הגורמים הפועלים בו. בנוסף, קיומם של שני רגולטורים העוסקים בהסדרת אותו תחום יוצר כפילות מיותרת ואף חוסר אחידות בהיבטי אסדרה שונים. שני הגורמים עוסקים באסדרת נושאים דומים כדוגמת הפקות מקור, כללי אתיקה בשידורים ובפרסומות והגנה על ילדים. ואולם, כל אחת מהמועצות קובעת כללים שונים, וגם אם הכללים זהים, לעיתים הם מיושמים באופן שונה על ידי כל אחת מהמועצות. בשל כך נוצרת א-סימטריה באסדרה.

בהתאם לכך עתיד משרד התקשורת להמשיך בקידום התיקון לחוק התקשורת ולחוק הרשות השנייה, בו יאוחדו המועצה לשידורי כבלים ולוויין ומועצת הרשות השנייה לגוף אחוד שתפקידו יהיה לקבוע כללי אסדרה חדשים מתוך ראייה כוללת של שוק שידורי הטלוויזיה (השידורים המסחריים והטלוויזיה הרב-ערוצית), מתוך מגמה להפחית את הנטל הרגולטורי ולמקדו בנושאי ליבה הכרחיים ומינימליים. הצעת חוק כאמור נמצאת בדיונים על שולחנה של ועדת הכלכלה של הכנסת בהכנה לקראת קריאה שנייה ושלישית. יצוין כי גם טרם אישורו של חוק איחוד מועצות פועלת מועצת הכבלים והלוויין להפחתת הנטל הרגולטורי אשר בתחום אחריותה.

הגברת התחרות והסדרת הרגולציה בשוק השידורים – ביום 18 בספטמבר 2015, מונתה על ידי ראש הממשלה ושר התקשורת ועדה מייעצת לעניין הסדרת הרגולציה על שוק השידורים (להלן – הוועדה), אשר פרסמה את המלצותיה ביום 30 ביוני 2016 (להלן – המלצות הוועדה). המלצות הוועדה מתייחסות לשורה ארוכה של שינויים הנדרשים ברגולציית השידורים בישראל, אשר נועדו להביא להתאמתה לעת הנוכחית, בדגש על התמורות הטכנולוגיות המשמעותיות המשפיעות על שוק השידורים. בתוך נושאים אלו ניתן למצוא את הגדרת השחקנים בשוק הטלוויזיה הרב-ערוצית; קביעת מסגרת רגולציה אחודה תוך הפחתתה באופן משמעותי לעומת הרגולציה הקיימת כיום; הסרת חסמי כניסה למתחרים חדשים והסרת חסמי מעבר בין פלטפורמות השידור השונות, בדגש על תחום התוכן, לרבות אסדרת הבלעדיות בתוכן הספורט, כך שאלו לא יהיו עוד חסם לכניסת שחקנים חדשים

למגזר הטלוויזיה הרב-ערוצית, וזאת במקביל לאסדרה אשר צפויה להביא להפחתת עלויות תוכני הספורט, כך שתתאפשר הנגשתם לציבור רחב יותר; וכן פעולות ושינויים לשם הגברת התחרות בשוק הטלוויזיה הרב-ערוצית ובשוק הטלוויזיה המסחרית, בין היתר בהתייחס למעבר לשידורים דיגיטליים אשר אפשרה מעבר לשיטה של רישיון לשידורים הטומנת בחובה הגדלת מידת העצמאות של הערוצים המשדרים וכן פישוט והקלת התנאים והמחויבויות הנדרשים מבעל הרישיון. המלצות הוועדה אומצו על ידי שר התקשורת ביום 6 במרץ 2017, וחלקן מקודמות במסגרת תיקוני חקיקה הנכללים בתוכנית הכלכלית לשנת 2019 ובחקיקה המקודמת כיום בכנסת.

השלמת הרפורמות, כאמור לעיל, צפויה להוביל להמשך הרחבת התחרות בשוק השידורים בשנת 2019, לגיוון המוצר הטלוויזיוני ולהרחבת היצע חבילות התוכן העומד בפני הצרכן.

רשות שידור ותאגיד השידור הציבורי

בשנת 2017, בהתאם לאמור בחוק השידור הציבורי התשע"ד-2014, רשות השידור הפסיקה את שידוריה, ותאגיד השידור הציבורי החל את פעילותו במאי 2017. בשנים 2019-2018 תימשך עבודת צוות הפירוק של רשות, לרבות תשלומי פרישה ופיצויים לעובדי הרשות, תשלום חובות עבר של הרשות וסיום הפעילות במתחמי הרשות והחזרתם לבעליהם.

ביחס לתאגיד השידור, בשנים 2019-2018 יימשך תקצוב פעילות ההקמה של תאגיד השידור, בהתאם להסכם שנחתם בין המדינה לבין התאגיד, לרבות פרויקט הדיגיטציה של ארכיון רשות השידור, המבוצע על ידי התאגיד.

תוכנית ההבראה – חברת הדואר

משרד התקשורת, כרגולטור המפקח על חברת הדואר ובנק הדואר, יפעל בשנת 2019 ליישום תוכנית אסטרטגית לחברת הדואר ולמתן כלים להבטחת אספקת השירות האוניברסלי ולשמירה על מצב פיננסי תקין של חברת הדואר.

המשרד להגנת הסביבה

הצעת תקציב המשרד להגנת הסביבה לשנת הכספים 2019 (סעיף 26) מסתכמת בכ-1.2 מיליארד ש"ח, מהם כ-373 מיליון ש"ח בהוצאה נטו וכ-877 מיליון ש"ח בהוצאה מותנית בהכנסה. בנוסף לכך מתוקצבים כ-927 מיליון ש"ח בהרשאה להתחייב.

המשרד להגנת הסביבה פועל בשלוש רמות: ארצית, מחוזית ומקומית. ברמה הארצית המשרד נושא באחריות לקביעה ולהתוויה של מדיניות סביבתית כוללת וכן מקדם הליכי תקינה בתחום. ברמה המחוזית המשרד פועל באמצעות שישה מחוזות, לפי חלוקה גיאוגרפית המקבילה למחוזות משרד הפנים. כל אחד מהמחוזות אחראי ליישום המדיניות המותווית על ידי המטה, בכפוף למאפיינים ולצרכים הסביבתיים הייחודיים של היישובים שבתחום אחריותו. במסגרת המקומית המשרד תומך בכ-50 יחידות סביבתיות שהוקמו בערים ובאיגודי ערים, לרבות במגזרי המיעוטים. הפעילות ביחידות הסביבתיות מקשרת בין יעדי המדיניות הסביבתית-לאומית לבין פעולות היומיום בשטח ברמה המקומית. היחידות הסביבתיות מוציאות לפועל את המדיניות הסביבתית ברמה המקומית ומשמשות גוף נוסף המייעץ לרשות המקומית בנושאי הגנת הסביבה.

גופי הסמך שבאחריות השר להגנת הסביבה הם: רשות שמורת הטבע והגנים הלאומיים; החברה לשירותי איכות הסביבה בע"מ; רשות נחל הירקון; רשות נחל הקישון; חברת פארק אריאל שרון (איילון) בע"מ; רשות פארק נחל באר שבע וחברת המצוק החופי בע"מ.

דגשים לשנות הכספים 2019

- **הפחתת זיהומים וסיכונים** – על בסיס הערכות ה-OECD וארגון הבריאות העולמי (WHO), זיהום אוויר בישראל גורם לעודף תחלואה. המשרד להגנת הסביבה מבצע פעולות לניטור, הסדרה, פיקוח ואכיפה לשם צמצום זיהומים וסיכונים לאוכלוסייה, ובמקביל מפעיל כלי תמיכה ותמריצים לעידוד התייעלות אנרגטית והפחתת זיהום אוויר מארבעת גורמי הזיהום העיקריים – התעשייה, ייצור האנרגיה, התחבורה ושריפות בשטחים פתוחים.
- **תוכנית לאומית לטיפול במניעת זיהום אוויר משריפת פסולת בשטחים פתוחים** – במסגרת התוכנית, המשרד יפעל לתיקון תקנות הקובעות חובת טיפול בפסולת חקלאית ואיסור בחוק לשריפתה; לפיקוח ואכיפה ייעודית לאירועים של השלכה והבערה של פסולת בשטחים הפתוחים; לתימרוץ תקציבי להקמת תשתיות טיפול ארציות ומתקני טיפול אזוריים (אתרי קצה); ולהבאת הפסולת החקלאית לטיפול במתקנים.
- **קידום פיתוח ויישום של טכנולוגיות סביבה ישראליות** – המשרד להגנת הסביבה מבקש לתת מענה לאתגרים הנוגעים למסחור טכנולוגיות סביבתיות, דהיינו המעבר משלב המו"פ להוכחת היתכנות בקנה מידה תעשייתי באמצעות קידום תעשיית הקלינטק הישראלית. קידום החדשנות הסביבתית תסייע לשפר את הביצועים הסביבתיים של התעשייה ותציע פתרונות חדשניים לשיפור איכות הסביבה בישראל.

כדי לקדם את הפעילות בתחום זה הוחלט כי תצא לדרך תוכנית משותפת של המשרד להגנת הסביבה ורשות החדשנות, לתמיכה במתקני חלוץ, שמטרתן לבחון בתנאי שטח את ההיתכנות של הפעלת הטכנולוגיה החדשנית בקנה מידה תעשייתי.

- **תוכנית לאומית לטיפול במניעת מפגעים ביהודה ושומרון וזיהום חוצה גבולות** – בשטחי יהודה ושומרון קיימים מפגעים סביבתיים רבים אשר פוגעים בסביבה ועלולים לפגוע בבריאות תושבי האיזור ותושבי ישראל. התוכנית תפעל לצמצם ולמגר את המפגעים הסביבתיים הנוצרים ביהודה ושומרון ומפגעים חוצי גבולות, היא תתמקד בטיפול במפגעי ביוב ופסולת, בשיפור המצב הסביבתי ובהגברת הפיקוח הסביבתי הכולל. התוכנית תוכן בשיתוף משרד האנרגיה ומשרד הביטחון ותכלול בין השאר: שיפור הרגולציה והתאמת החקיקה הסביבתית ליו"ש; שיפור הפיקוח והאכיפה; ותמיכה תקציבית בפתרונות תשתיתיים ותפעוליים למניעת הזיהום, כתוצאה מהזרמת ביוב לסביבה ומהשלכת פסולת בשטחים הפתוחים.
- **יישום האסטרטגיה הלאומית החדשה לטיפול בפסולת** – מידי שנה מיוצרת בישראל פסולת עירונית ומסחרית בהיקף של 5.4 מיליון טון ובממוצע לאדם – כ-1.7 ק"ג ליום, עם גידול שנתי של כ-1.8%. כיום, כ-80% מהפסולת מוטמנת באדמה, והיתרה עוברת למחזור והשבה. הטמנת הפסולת יוצרת מפגעים סביבתיים שונים: זיהום אוויר וריח, פליטת גזי חממה, זיהום קרקע ומי תהום, תפיסת שטחי קרקע שהם משאב במחסור, פגיעה בבריאות הציבור ושימוש לא יעיל במשאבים. אחת ממטרות המשרד להגנת הסביבה היא להביא לצמצום הטמנת הפסולת ולהפיכת הפסולת לחומרי גלם בעלי ערך כלכלי. להלן ההיבטים שייכללו בתוכנית אסטרטגית לאומית שאושרה בנושא:
  - **טיפול אזורי בפסולת**
  - **הקמת מתקני מיון מתקדמים בפריסה ארצית**
  - **הקמת מתקני השבת אנרגיה מפסולת**
  - **יישום מודל שני הפחים – פח למוצרים הניתנים למחזור ופח כללי**
  - **הפרדת פסולת במקור במגזר המוסדי**

תשתיות

המשרדים העוסקים בפיתוח תשתיות הם: משרד האנרגיה, משרד התחבורה והבטיחות בדרכים, הרשות הממשלתית למים וביוב ומשרד הבינוי והשיכון. חלק ניכר מן התקציב מוקדש לפעולות פיתוח ולתמיכות.

מאפייני התקציב

ההשקעה בתשתיות היא האמצעי המרכזי לקידום המשק הישראלי לשם מיצוי פוטנציאל הצמיחה הגלום בו. היערכותם של משרד התחבורה והבטיחות בדרכים, משרד האנרגיה, משרד הבינוי והשיכון ורשות המים להשגת היעדים הכלכליים של הממשלה בענפים שבתחום אחריותם, נעשית בעיקר באמצעות השקעות תשתית המבוצעות ישירות מתקציב המדינה ובאמצעות רפורמות מבניות ופיתוח הרגולציה. תכליתן של אלו לייעל את דרכי הפעולה בענף וליצור כללי משחק חדשים בהסרת מְגבלות מִנהליות שונות ובשחרור "צווארי בקבוק".

בכל הקשור להשקעות המדינה בתשתיות, הצעת התקציב לשנת הכספים 2019 מתאפיינת בהשקעות בהיקף ניכר בתחבורה; בהמשך הסיוע למימון מפעלי ביוב ברשויות המקומיות; בהמשך הסיוע להשקעות של החברות למים ולביוב, שיוקמו על ידי הרשויות המקומיות; בהמשך הטיפול בתכנון בכלל ובתכנון לבנייה למגורים בפרט; ופיתוח תשתיות של אתרים לבנייה למגורים.

למותר לציין כי ההשקעות בתשתית מבוצעות גם בידי גופים שאינם נכללים בתקציב המדינה, כגון: חברת החשמל לישראל, יצרני חשמל פרטיים, חברת נמלי ישראל – פיתוח ונכסים בע"מ (לשעבר רשות הנמלים), רשות שדות התעופה, חברת מקורות ועוד. בשנת הכספים 2019 צפוי המשך גידול בכלל ההשקעות במשק על ידי גופים אלה, לעומת ההשקעות בשנים עברו.

סך תקציב המדינה המיועד להשקעה בתשתיות ובבינוי לשנת הכספים 2019 עומד על 31.8 מיליארד ש"ח, כ-7.2% מסך ההוצאה התקציבית בשנה זו.


הוצאה מותנית בהכנסה
הוצאה נטו
תחבורה
20.7
0.6
בינוי ושיכון
5.0
3.7
משק המים
1.0
אנרגיה
0.6
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22

משרד האנרגיה

הצעת תקציב משרד האנרגיה (סעיף 34) לשנת הכספים 2019 מסתכמת בכ-632 מיליון ש"ח, מהם כ-619 מיליון ש"ח בהוצאה נטו ו-12.8 מיליון ש"ח בהוצאה מותנית בהכנסה. כמו כן תוקצב המשרד ב-1.2 מיליארד ש"ח בהרשאה להתחייב לשנה זו.

משרד האנרגיה מופקד, בין היתר, על תכנונה ועל ביצועה של המדיניות הלאומית בתחום האנרגיה ותשתית משאבי הטבע במדינת ישראל. הפעילות הממשלתית בתחום זה מתבטאת בתכנון התפתחותו של משק האנרגיה, בקביעת מדיניות ויישומה במשק הישראלי, בהסדרת המבנה הענפי של התחומים השונים של משק האנרגיה הישראלי, בפיקוח על משק הדלק ומשק החשמל, בהסדרת חיפושי הנפט והגז, בייעול השימוש באנרגיה, בפיתוח מקורות אנרגיה חלופיים ובהכנת משק האנרגיה לשעת חירום. כמו כן, המשרד עורך מחקרים מקיפים בתחום מדעי האדמה ומפתח תשתיות של מידע טכנולוגי, מדעי וכלכלי לשימוש מגזרי המשק השונים.

מקורות האנרגיה של מדינת ישראל מסופקים באמצעות ייבוא נפט גולמי, תזקיקי נפט, פחם, גז טבעי נוזלי (גט"ן), וכן באמצעות גז טבעי מקומי ואנרגיות מתחדשות. בעקבות התמורות במשק הגז הטבעי, תופס הגז הטבעי נתח הולך וגדל ממקורות האנרגיה של המשק. מגמת הגידול שהחלה בשלהי העשור הקודם בשימוש בגז הטבעי כמקור אנרגיה, צפויה להימשך גם בעתיד.

דגשים לשנת הכספים 2019

משק החשמל

- **רפורמה במשק החשמל** – במהלך חודש נובמבר 2015 הטילו שר האנרגיה ושר האוצר על מנכ"ל משרד האנרגיה ועל מנכ"ל משרד האוצר לגבש הצעה לעמדת ממשלה בכל הנוגע למבנה משק החשמל ולרפורמה בחברת החשמל, לצורך יישום הרפורמה בחברת חשמל, בהשתתפות הגורמים הרלוונטיים בממשלה, החברה ונציגי העובדים. בהתאם לאמור נערכה עבודת מטה המשותפת לכלל הגורמים והוצג מתווה ממשלתי לקידום משק החשמל. במהלך דצמבר 2017 הושגה התקדמות משמעותית אך היא טרם הבשילה לכדי הסכמות קיבוציות למתווה הרפורמה בחברת החשמל בין המדינה לבין חברת החשמל, ועד העובדים וההסתדרות. בהתאם לעקרונות אלו, הרפורמה תיושם על פני שמונה שנים ובמסגרתה החברה תמכור חמישה אתרים לייצור חשמל בגז טבעי, כך שנתח השוק שלה במקטע הייצור ירד מ-60% ל-40%. במקביל, ובכפוף לתיקון חקיקה בנושא, החברה תקים ותפעיל שתי תחנות ייצור חדשות במקום יחידות 1-4 בתחנת הכוח "אורות רבין", אך למעט אלה, לא יאושר לה להקים תחנות חדשות או לשחלף תחנות קיימות (וממילא לעמדת המדינה זהו המצב כיום לפי חוק משק החשמל). כמו כן, פעילות ניהול המערכת, אגף תפ"ט (תכנון, פיתוח וטכנולוגיה) והמחלקה לסטטיסטיקה יצאו מהחברה ויפעלו במסגרת חברה ממשלתית נפרדת. הוצאת מנהל המערכת תצמצם את ניגודי האינטרסים בתוך חברת חשמל. מעבר למקטע הייצור גם מקטע האספקה ייפתח לתחרות. תחילה ייפתחו מקטעי המתח העליון והמתח הגבוה לתחרות, ולאחר מכן, במועד שעליו תחליט הממשלה, ייפתח מקטע האספקה לצרכנים ביתיים, אך באופן שיאפשר לחברת החשמל להיות שחקנית

פעילה במקטע זה. בנוסף לשינויים מבניים אלו, מצבת התקנים הקבועים של החברה תפחת ב־2,220 משרות ויתבצע שינוי ארגוני מקיף במבנה החברה, כך שהחברה תתייעל ותוכל להתמודד עם האתגרים הניצבים בפניה. בימים אלה מנהלים הצדדים משא ומתן במטרה להגיע להסכמות מפורטות, ודיונים אלו צפויים להסתיים בחודשים הקרובים. ככל שיבשילו התנאים ליישום הרפורמה, היא צפויה להביא למבנה משק תחרותי ויעיל יותר, למקד את פעילות חברת חשמל ברשת החשמל ולחזק את איתנותה הפיננסית של החברה.

יובהר כי במקביל להליך שתואר לעיל, מתנהל בבג"ץ הליך משפטי אשר נוגע לטענות המדינה באשר לזכותם של העובדים לשבות בשל הרפורמה.

- **התייעלות אנרגטית** – ביום 17 בדצמבר 2017, התקבלה החלטת הממשלה 3269 שעניינה "אישור תוכנית לאומית להתייעלות אנרגטית". בהחלטה נקבע, בין היתר:

להשלים את הקמת המנגנון למתן ערבויות מדינה בהתאם להחלטת ממשלה 1403 מיום 10 באפריל 2016 (להלן – החלטת ממשלה 1403), שעניינה תוכנית לאומית ליישום היעדים להפחתת פליטות גזי חממה ולהתייעלות אנרגטית, באופן שיביא להתייעלות אנרגטית והפחתת פליטות גזי חממה מרבית עד ליום 1 בספטמבר2018

להמשיך ולהפעיל תוכנית מענקים להשקעות בהתייעלות אנרגטית והפחתת פליטות גזי חממה בתקציב של 300 מלש"ח, בהתאם להחלטת ממשלה 1403.

בהמשך לסעיף 3 בהחלטת ממשלה 1403 בעניין בחינה וקידום של מנגנונים כלכליים קבועים לעידוד הפחתת צריכת החשמל.

לבחון אפשרות לקבוע דירוג אנרגטי של בנייני מגורים ומשרדים חדשים.

להכין הצעה לתוכנית פעולה לקידום בנייה מאופסת אנרגיה.

לקדם העלאת מודעות צרכנים לחיסכון בצריכת החשמל ולשימוש בטכנולוגיות שונות לבקרה ולניטור הצריכה.

לרשום את הודעת שר האנרגיה על קביעת עקרונות מדיניות לקידום תחנות כוח לייצור חשמל באמצעות גז טבעי אשר מתחברות לרשת החלוקה.

המשרד פועל למימוש הפוטנציאל הטמון בתחום ההתייעלות האנרגטית, על ידי שיתוף פעולה עם המגזרים הציבורי, המסחרי והתעשייתי, בדגש על קידום טכנולוגיות יעילות אנרגטית, הסרת חסמים לפעילות חברות הפועלות בשוק ההתייעלות האנרגטית והעלאת המודעות הציבורית ליתרונות ההתייעלות האנרגטית. הפעילות מבוצעת על ידי תמיכת המשרד בפרויקטים להתייעלות אנרגטית במגזרים שונים, כגון: התעשייה, רשויות מקומיות, בתי מלון ועוד; פעולות חינוך והסברה על חיסכון באנרגיה לתלמידים בבתי ספר ולקהל הרחב, הכשרת אנשי מקצוע איכותיים בתחום ושדרוג מעבדות להנדסת אנרגיה ופעילויות נוספות לרבות גיבוש תקנים ותקנות ליעילות אנרגטית.

- **אנרגיה מתחדשת** – במסגרת החלטת הממשלה להפחתת פליטות גזי חממה האמורה בסעיף 2 לעיל, נקבע יעד שלפיו עד לשנת 2030, 17% מתוך סך הביקוש המשקי ייעשה באמצעות ייצור ממקורות של אנרגיה

מתחדשת. בהתאם לכך, המשרד פועל לעדכון ולהתוויית מדיניות בתחום שילוב אנרגיות מתחדשות במשק החשמל הישראלי. בנוסף לכך, המשרד מבצע פעילות שוטפת עם הסקטור הפרטי, עם גורמי ממשל ועם גופים ציבוריים למימוש היעדים בתחום האנרגיות המתחדשות, בדגש על בחינת חסמים ושחרורם, עידוד וסיוע לפרויקטים להקמת מערכות כוח באנרגיות מתחדשות (סולרי, רוח וביו-גז או ביו-מסה) ברשת ההולכה והחלוקה. בנושא זה המשרד יוזם דיאלוג עם גורמי ממשל, בעיקר ממדינות מפותחות, בתחומי הרגולציה וההטמעה של אנרגיות מתחדשות. בתחילת השנה יחל ייצור אנרגיה במיזם "אשלים" (שני מתקנים תרמו-סולריים ומתקן פוטו-וולטאי), המפותח במסגרת פעילות "מנהלת אשלים" ובהובלת החשכ"ל, העוסקים בימים אלה גם בגיבוש ובהכנת מכרז פוטו-וולטאי להקמת מתקן נוסף באשלים.

- **פריסת רשת טעינה לרכבים חשמליים** – השימוש בכלי רכב חשמליים טומן בחובו תועלות משקיות שבעיקרן צמצום זיהום האוויר והפחתת התלות בנפט במגזר התחבורה. מדינת ישראל מפגרת אחר מדינות מפותחות ומתפתחות באחוז הרכבים החשמליים מתוך הרכבים החדשים שנמכרים. אחד החסמים לחדירה משמעותית של רכבים חשמליים הוא היעדר תשתית טעינה זמינה עבור הצרכן. לצורך תמרוץ הקמת תשתיות הטעינה יקצה המשרד 25 מיליון ש"ח בהרשאה להתחייב בשנת 2019. מנגנון ההקצאה יגובש במהלך שנת 2018.

משק הגז הטבעי

- **תמיכה ברשת חלוקת הגז הטבעי** – משק הגז הטבעי התפתח בצורה משמעותית בשנים האחרונות. הגז הטבעי הפך להיות הדלק הדומיננטי במשק החשמל וכן בקרב התעשייה הכבדה במשק. עם זאת, חדירת הגז הטבעי לתעשייה הבינונית והקטנה ולצרכנים אחרים כגון צרכנים מוסדיים (בתי חולים, שדות תעופה ועוד), נעשתה בצורה מוגבלת מאוד. כך למשל, לעומת כ-1200 ק"מ של קווי החלוקה אשר צפויים להיפרס, נפרסו כ-350 ק"מ בלבד עד סוף 2017. כמו כן, למרות חתימתם של כ-180 צרכנים על חוזי חלוקת גז, פחות מ-40 מפעלים וצרכנים אחרים מחוברים לרשת החלוקה. העיכוב נובע מקשיים פיננסיים, תכנוניים ורגולטוריים שחברות החלוקה נקלעו אליהם, בין היתר בשל ירידת מחירי הנפט וצמצום הכדאיות למעבר לגז טבעי מנקודת המבט של המפעל. לאור התועלות המשקיות הגדולות ממעבר לגז טבעי אשר טומנות בחובן תועלות סביבתיות, כלכליות ואנרגטיות, מוצע במסגרת תקציב המדינה לשנת 2019 להגדיל את הסיוע לפריסת קווי חלוקת גז. במסגרת זאת, יוקצה תקציב לשם האצת פריסת הרשת ושדרוגה כמפורט להלן:

  האצת פריסת הרשת – כאמור לעיל, חברות החלוקה נתקלו בקשיים כלכליים. עקב זאת, יוקצו 350 מיליון ש"ח נוספים להאצת פריסת קווי חלוקת הגז הטבעי ברחבי הארץ במנגנון שייקבע במהלך שנת 2018.

  שדרוג תשתית חלוקה – קיבולת קווי החלוקה ברחבי הארץ, באמצעות שדרוג ועיבוי הקווים, על מנת לאפשר הזרמת כמויות גז גדולות יותר לקצוות המערכת וכן עבור מגזרים חדשים של צרכני קצה: תחנות כוח קטנות בקוגנרציה, תחנות תדלוק בגז טבעי דחוס וצריכה ביתית. השדרוג יתבצע על ידי חברות החלוקה במספר אופנים. לצורך כך הוקצה למשרד תקציב בסך 110 מיליון ש"ח.

  צרכנים מרוחקים – במסגרת רשיונות חברות חלוקת הגז הטבעי, הוגדרה קטגוריה של צרכנים "מרוחקים" (לפי קריטריוני מרחק מרשת החלוקה), אשר נדרשים לתוספת תשלום כדין לצורך חיבורם לרשת. תוספת תשלום זו, במקרים רבים, הופכת את החיבור לגז טבעי ללא כלכלי עבור בעלי רשיונות החלוקה. כחלק

מהמאמץ לפריסת הרשת, החליטה המדינה על תוכנית מענקים לחיבור צרכנים מרוחקים. למשרד הוקצה תקציב של 130 מיליון ש"ח, ובמכרז הראשון שהחל בשנת 2017 נבחרו קווים להקמה בסך של כ-45 מיליון ש"ח, והיתרה תוענק במהלך 2018.

צרכנים ביתיים – סקטור נוסף אשר יכול לסייע משמעותית בהאצת פריסת רשת החלוקה הוא שכונות המגורים. ככלל, השימוש הנפוץ בישראל לגז בישול הוא גפ"ם, שהוא תזקיק נפט מיובא. השימוש בגז טבעי הן באופן ישיר (בישול, חימום מים, מיזוג אוויר ועוד) והן באופן עקיף למרכזי אנרגיה של בניין או שכונה לאספקת חשמל, מים חמים, קור ועוד עשוי להיות כלי מרכזי בהגדלת הכדאיות לפריסת רשת החלוקה. לשם כך יוקצו 40 מלש"ח מתקציב משרד האנרגיה כסיוע לחיבור שכונות לגז טבעי. כמו כן, יוקם צוות בראשות מנכ"ל משרד האנרגיה שיבחן צעדים נוספים, לרבות הקלות תכנוניות, לתמרוץ חיבור שכונות חדשות לרשת חלוקת הגז הטבעי.

- **רגולציה בתחום חיפושי נפט** – לאחר סיום הליך תחרותי ראשון מזה מספר שנים להענקת רישיונות חדשים לחיפושי גז ונפט בסוף שנת 2017, הוענקו שישה רישיונות חיפוש חדשים. חמישה מהם הוענקו לחברת אנרג'יאן היוונית ורישיון אחד לקבוצת חברות הודיות. בכוונת משרד האנרגיה לצאת להליך תחרותי שני בשנת 2018. לצורך המכרז השני, יפעל המשרד לקידום התקשרויות עם יועצים בתחום פיקוח הנדסי ובתחום גיבוש תנאי המכרז.

- **פיתוח מאגרים קיימים** – מלבד מאגר "תמר", המאגר היחיד הפעיל כיום במשק הגז הטבעי, ישנם שני מאגרים הנמצאים בתהליכי פיתוח: מאגר לוויתן ומאגרי כריש-תנין. עם סיום תהליכים אלו ישמשו שלושת המאגרים בסיס מרכזי למשק הגז הטבעי בישראל.

  תוכנית הפיתוח של מאגר לוויתן אושרה ביוני 2016, והצפי לתחילת הזרמה מהמאגר הוא דצמבר 2019. האתגר העיקרי לעמידה בלוחות הזמנים הוא הסטטוטוריקה הכרוכה באישור מיקום מתקן הקונדנסט (חומר הדומה לנפט אשר נפלט בתהליך הפקת הגז מהמאגר, ואשר ללא מציאת פתרון הובלה ואחסון עבורו לא ניתן יהיה להפיק את הגז מהמאגר).

  תוכנית הפיתוח של מאגרים כריש ותנין אושרה באוגוסט 2017. הצפי להזרמת גז ראשונה הוא בנובמבר 2020, אך מועד זה תלוי בלו"ז לפיתוח המאגרים שייקבע סופית עם קבלת החלטת ההשקעה הסופית (FID) של החברה המחזיקה ברישיון אנרג'יאן, הצפויה להתקבל ברבעון הראשון של 2018.

- **ייעוץ הנדסי** – קבלת פתרונות הנדסיים לתכנון ולביצוע פעולות המתבצעות במהלך חיפוש והפקת נפט וגז טבעי, כגון, תכנון הדסי של קידוח, תקלות בקידוחים, בחינת תוכניות קידוח ותוכניות נטישת קידוחים, פיקוח על אסדות קידוח ועוד.

- **הקמת מערכת מידע ממוחשבת** – המשרד התקשר עם חברה בין-לאומית לצורך הקמת מערכת מידע מסודרת לניהול משק חיפושי הנפט והגז. מאגר המידע נועד לספק מידע על מאגרים ומאפשר בקרה על איכות הנתונים המתקבלים מהזכיינים. זאת, לאור התפתחות משק הגז הטבעי בישראל, ובשל הצורך הדחוף

לניהול מקצועי יותר של מגוון הנתונים והמידע אשר קשורים לתחום חיפושי הנפט והגז, במיוחד לאור התגליות בים. כיום מידע זה נמצא באתרים שונים ואינו מנוהל בצורה מרכזית.

משק הדלק

- **הקמת מתקן לאחסון גפ"מ באתר יבור** – גפ"ם הוא תוצר זיקוק של נפט. המחסור באתרי אחסון לגפ"ם נובע מכך שבעונות ביקושי השיא, נפח האחסון במדינה מסוגל לספק גפ"ם למספר מועט של ימים. לפיכך יזם מנהל הדלק, בשיתוף עם יחידת התכנון הפיזי של משרד האנרגיה, מהלכים למציאת אתרים לאחסון פוטנציאלי של גפ"ם בכמויות שתספקנה בשלב הראשון ל-30 ימי צריכה לפחות. הנושא מקודם מזה כחמש שנים במסגרת תמ"א 32 ד' ו-ה', ובשנה האחרונה אושר הקמתו של מתקן אחד באתר יבור. המנהל מתכנן לצאת למכרז בשנת 2018 או 2019 להקמתו. במקביל ימשיך המנהל לקדם את יתר אתרי האחסון.

- **דלקן אוניברסלי** – דלקן אוניברסלי הוא התקן תדלוק לרכב אשר מאפשר לבעל הרכב לתדלק בכל חברת דלק, מבלי להיות כבול לחברה אחת (כנהוג בדלקנים עד כה). החל מ-1 בינואר 2018, בכל התחנות שיש בהן מערכת תדלוק אוטומטית, קיימות לכל הפחות שלוש משאבות בעלות מערכת תדלוק אוניברסלית. על פי התקנות שהותקנו ע"י שר האנרגיה, החל משנת 2019 כל משאבות התדלוק בישראל תהיינה משאבות אוניברסליות בלבד. בהתאם לכך, המשימה העיקרית של המנהל היא ללוות את הטמעת המערכת ולפקח עליה .

- **תחנות תדלוק ב-CNG** – במהלך שנת 2018, ביחד עם קידום מדיניות מס התומכת במעבר מסולר לגז טבעי דחוס בתחבורה, מיועד לצאת קול-קורא אשר מטרתו לעודד ולתמרץ תחנות תדלוק בגז טבעי דחוס (CNG), במטרה לסייע לפריסת התשתית הנדרשת למעבר לגז טבעי דחוס. הקול-קורא יאפשר ליזמים המעוניינים להקים תחנה כזו לקבל הן מענק הקמה והן רשת ביטחון, על מנת לעודד את המעבר לשימוש בגז טבעי בתחבורה.

- **תחרות במשק הגפ"ם במגזר הביתי** – ממצאים רבים מעידים על רמת תחרות נמוכה באספקת גפ"ם למגזר הביתי: על אף הירידה החדה במחירי הנפט בשנתיים האחרונות, לא נרשמה ירידה דומה במחירי הגפ"ם לצרכן הביתי, חרף העובדה כי הגפ"ם הוא תוצר זיקוק של נפט. במצב הנוכחי בענף, הצרכנים הביתיים משלמים פי 5-4 מהצרכן התעשייתי. ניתן להסביר פער זה רק ע"י אופי הצריכה השונה בין המגזרים. אחת הסיבות המרכזיות לפערים היא התחרות המוגבלת במגזר הביתי.

  בשנים האחרונות, במסגרת חוק התוכנית הכלכלית לשנים 2018-2017, ננקטו שורה של צעדים להקל על ספקיות גז קטנות להיכנס לשוק זה וכן להקל על לקוחות לעבור מספק לספק. עיקרי השינויים שבוצעו הם שינוי הרוב הדרוש למעבר של בניין מספק גפ"ם אחד לספק מתחרה; איסור אפליית מחירים בין דיירי הבניין; הקלה בשחרור הפיקדון עבור בלוני הגז; ותקנות חדשות המחייבות את כל ספקי הגז לפרסם באופן שקוף את המחירים הממוצעים הנדרשים על ידם.

  בכוונת משרדי האוצר והאנרגיה להמשיך לקדם את התחרות במשק זה על ידי צעדים להסרת חסמי כניסה באמצעות צעדים שונים. הסרת חסמי המעבר צפויה להגביר את התחרות ולהוריד את מחירי הגפ"ם.

- **שיפור משמעותי של הפיקוח והאכיפה על הבטיחות בתחום הגז** – מנהל הדלק ממשיך בפעילותו לשיפור משמעותי של הפיקוח והאכיפה על הבטיחות בתחום הגז, באמצעות הגברת האכיפה, אכיפה בבתים ובאזורים נוספים, קביעת עקרונות מנחים למערכות שורפות גז ועוד. לצורך כך, המנהל מתכנן לסיים את גיוס תוספות כוח האדם אשר הוקצו לו בשנת 2018.
- **יישום הפקות לקחים מתרגיל "מרכבות אש 2"** – במהלך התרגיל, שהתקיים בסוף 2016 ומטרתו הייתה לדמות הקצאת דלקים משקית בעת מצב חירום, הובלו דלקים באמצעות מיכליות כביש בהשתתפות עשרות גורמים במשק הדלק. יישום הפקת הלקחים נמצא בעיצומו, והמנהל מתכנן לצאת לתרגיל חדש בשנת 2019.

תכנון וסטטוטוריקה

- **קידום תמ"א 41 לתשתיות משק האנרגיה** – התמ"א תאגם את תוכניות הגז הטבעי – הגפ"ם, ובנוסף תגדיל את השטחים לייצור חשמל באנרגיה מתחדשת, תרחיב ותוסיף רצועות הולכת חשמל לצורך הגדלת יתירות, תציע חיבורים לאתרי ייצור אנרגיות מתחדשות ותאפשר אספקת חשמל לביקושים עתידיים בהתאם לתוכנית האסטרטגית לדיור. התוכנית מתייחסת לאספקת אנרגיה לשנות היעד 2030 ו-2050.
- **מסמך מדיניות למנהרות תשתיות רב-מערכתיות** – יוטמע בחלקו בתמ"א 41 באמצעות הנחיות וקריטריונים לתכנון מנהרות בתוכניות מפורטות וכן יציע איתור של רצועות שיש לבצע בהן בדיקה מעמיקה להקמת מנהרות תשתית.
- **קידום תמ"א 37/3 – תוכנית מתאר ארצית מפורטת להרחבת רצועות ומתקני גז קיימים** ואיתור רצועות לצרכני גז טבעי דחוס פוטנציאלים ורצועות דלק לגיבוי תחנות כוח. בתוכנית יורחבו כ-350 ק"מ של רצועות שייתנו מענה לשילוב תשתיות הגז והדלק בעיקר ותשתיות תת-קרקעיות נוספות ככל שיידרשו. בכך יש ייעול תפיסת הקרקע תוך שילוב ראייה ארוכת טווח המאפשרת הקמה מיידית של התשתיות בהתאם לדרישות הביקושים.
- **אנרגיה מתחדשת** – איתור שטחים למתקנים סולריים גדולים, לרבות במסגרת תת"ל 82. במהלך 2018 יאושרו יותר מ-5000 דונם במסגרת התת"ל שימוכרזו ליזמים להקמת מתקנים לייצור חשמל באנרגיה סולרית. בתמ"א 41 מקודמים פוליגונים בשטחים גדולים עליהם ניתן יהיה ככל הנראה לקדם תכנון מפורט לייצור חשמל באנרגיות מתחדשות. כל זאת על מנת לעמוד ביעדי הממשלה בתחום זה.
- **תחנות כוח** – קידום תכנון מפורט במסגרת תמ"א 10/ ב/ 11 לכשישה אתרים לתחנות כוח מוסקות בגז טבעי לצורך הגברת רמת התחרות במקטע ייצור החשמל הקונבנציונלי ע"י יצרני חשמל פרטיים עתידיים, וכן לצורך התאמת ההיצע לביקוש הצפוי בעתיד והגדלת היתירות התכנונית.
- **אתרי אחסון גפ"ם** – תמ"א 32 /1 אושרה במהלך 2017. כמו כן, אושרה תוכנית מפורטת לאיחסון גפ"ם להרחבת המלאי באיזור הצפון, באתר יבור. בימים אלו מקודמות שתי תוכניות נוספות להקמת אתרי אחסון גפ"ם. תוכניות אלה צפויות להסתיים במהלך 2018.
- **יצירת מלאי אסטרטגי** – קידום תכנון של אתרים ורצועות לצורכי משק הדלק בשעת חירום – בנוסף ל-350 ק"מ כאמור לעיל, נעשתה בחינת היתכנות להגדלת מלאי איחסון דלקים לתחנות כוח מעבר לאיחסון

הקיים בכל תחנה ל-100 שעות בלבד. בדיקת ההיתכנות הושלמה ותוצג לגורמי המקצוע הרלוונטיים במשרד, ובהתאם להחלטות יקודם הליך תכנוני מפורט שיאפשר עמידה ביעדי אספקת דלקי גיבוי במקרה של הפסקה באספקת הגז הטבעי.

- **הרחבת תחנת הקבלה של הגז הטבעי באשדוד** – בימים אלו משרד האנרגיה פועל להרחבה של התחנה לצורך הגדלת אמינות האספקה מתחנה זו המספקת כיום את כל הגז הטבעי למשק. התחנה הקיימת מנצלת את מלוא הקיבולת של המתקנים, לרבות המרחקים הנדרשים בהתאם לצווי בטיחות, ולכן יש צורך בתוספת שטח.

המדען בראשי

- **מענקי מחקר ופיתוח** – החל משנת 2008 המשרד מעמיד תקציבים למענקים בתחומי האנרגיה ומדעי האדמה. המענקים מתחלקים לשלושה תחומים: מענקי מו"פ אקדמיים-יישומיים; מענקים לבדיקת היתכנות מדעית-טכנולוגית; מענקים עבור מתקני חלוץ והדגמה.
- **תוכנית המלגות** – תוכנית לתמיכה בסטודנטים מצטיינים, בתואר ראשון במוסדות אקדמיים בישראל ועד לימודי פוסט-דוקטורט בחו"ל, המתמקצעים בלימודיהם האקדמיים בתחומים הנחוצים למשק האנרגיה.
- **שיתופי פעולה בין-לאומיים** – הקרן הדו-לאומית עם ארה"ב – BIRD Energy- על פי הסכם יישום שנחתם בין משרדי האנרגיה הישראלי והאמריקאי ב-2008 לקידום פרויקטי מו"פ בתחום האנרגיה המתחדשת והתייעלות אנרגטית. בשנת 2019 המשרד והרשות לחדשנות יפעלו להרחבת שיתוף הפעולה עם משרד האנרגיה האמריקאי להקמת מרכז מחקר אנרגיה משותף. בנוסף, שת"פ עם האיחוד האירופי מתבצע באמצעות הסכם עם מעבדות המחקר של האיחוד האירופאי (JRC) לאנרגיה ותחבורה והתוכניות האירופאיות במסגרת horizon 2020 ; חברות בסוכנות האנרגיה המתחדשת הבין-לאומית (IRENA); וחברות בשישה הסכמי יישום של הסוכנות הבין-לאומית לאנרגיה (IEA).

משרד התחבורה והבטיחות בדרכים

הצעת התקציב המיועד לתחומי התחבורה השונים (סעיפים 40 ו-79) לשנת הכספים 2019 מסתכמת בכ-20.8 מיליארד ש"ח בהוצאה נטו, בכ-560 מיליון ש"ח בהוצאה מותנית בהכנסה ובכ-49.4 מיליארד ש"ח בהרשאה להתחייב.

מתוך הסכומים לעיל, סך תקציב פיתוח התחבורה מסתכם בכ-13.0 מיליארד ש"ח בהוצאה נטו וכ-411 מיליון ש"ח בהוצאה מותנית; סך תקציב התמיכות בתחבורה מסתכם בכ-6.8 מיליארד ש"ח בהוצאה נטו וכ-40 מיליון ש"ח בהוצאה מותנית; סך התקציב השוטף של המשרד מסתכם בכ-478 מיליון ש"ח בהוצאה נטו וכ-139 מיליון ש"ח בהוצאה מותנית בהכנסה.

משרד התחבורה אחראי לפיתוח ולהסדרה של מערכות התחבורה היבשתית, האווירית והימית בישראל. מערכת התחבורה היא תשתית משקית אשר נועדה לאפשר קישור בין מוקדי הפעילות השונים במדינה ומחוץ לה. השקעה בפיתוח התשתית נודעת בהשפעתה על שיעור הצמיחה ארוכת הטווח של המשק, והיא אמצעי מרכזי להשגת יעדיה של המדיניות הכלכלית. השקעות בתשתית נועדו ליצור תשתית מודרנית ויעילה, ועל ידי כך לסייע בהסרת חסמים המקשים על ההתפתחות המשקית ולאפשר צמיחה של המגזר העסקי. כמו כן, השקעה זו נועדה ליצור תשתית בטוחה יותר לנהגים ולהגביר את הנגישות של האוכלוסייה כולה למרכזים המטרופוליניים, במטרה להגדיל את הזדמנויות התעסוקה, הצריכה והפנאי ולהפחית את הגודש בדרכים. ההשקעות בתחבורה משמשות בסיס לקידום הפיתוח הכלכלי של המשק כולו ומאפשרות את התפתחותם של ענפים אחרים, ביניהם ענף הדיור. יעילות ההשקעות בתחבורה נבחנת במידת תרומתן ליעדים הלאומיים ובהיענותן לצורכי המשק ולצורכי תושבי המדינה.

השוואה בין-לאומית של מדדים לאיכות התחבורה הציבורית מצביעה על פער מהותי בין תשתית התחבורה הציבורית בישראל ביחס למדינות המפותחות בעולם, המביא לשימוש נמוך יחסית בתחבורה ציבורית, זאת בשל הכדאיות הנמוכה לפרט בעקבות שימוש בתחבורה ציבורית בהשוואה לרכב הפרטי. כך, יחס הפיצול בישראל (שיעור הנסיעות בתחבורה ציבורית מתוך כלל הנסיעות) נמוך בהשוואה עולמית. בעוד שבמטרופולינים תל אביב, ירושלים וחיפה עומד יחס הפיצול על 24%, 23% ו-24% בהתאמה, מטרופולינים מפותחים שונים בעולם מציגים יחס פיצול של כ-40%. מצב זה מוביל לעלייה בגודש הדרכים, לזיהום אוויר, לגידול במספר תאונות הדרכים ולאובדן שעות עבודה רבות של אזרחי ישראל. כל אלו אחראים לאובדן כלכלי שנאמד בכ-35 מיליארד ש"ח בשנה. המשך המגמה הקיימת, מתוך הנחה של המשך השקעה בהיקף הנוכחי, במקביל לגידול מתמיד במספר הרכבים החדשים בכל שנה, עלול להכפיל את הגודש בקטעי הדרכים המהירות בשעת שיא בוקר, כך שכל אזרח עלול לבזבז בכל יום מעל 60 דקות נוספות בממוצע, ובכך לגרום להגדלת האובדן הכלכלי עד לכדי כ-70 מיליארד ש"ח בשנת 2040. כדי למנוע משבר תחבורתי זה, נדרשת השקעה משמעותית בפיתוח מערכות הסעת המונים במטרופולינים צופה פני עתיד, במסגרת זמנים אופטימלית, שתביא למינימום את הפגיעה בשגרת החיים.

תקציב התחבורה על פני השנים


25,000
20,000
15,000
10,000
5,000
0
2013
2014
2015
2016
2017
2018
2019
475
4,834
6,418
5,324
432
4,864
5,814
4,500
470
5,002
6,079
3,757
435
5,417
4,961
5,580
491
6,483
5,470
6,649
498
6,437
5,739
6,870
536
6,847
5,575
7,790
פיתוח תחבורה ציבורית
פיתוח כבישים
סובסידיה
שוטף ופיתוח אחר

* במיליוני ש"ח במחירים שוטפים. שנים 2013-2017, נתוני ביצוע בפועל ברוטו, 2018 צפי ביצוע (ברוטו). 2019 הצעת התקציב במונחי הוצאה נטו

דגשים לשנות הכספים 2019

במסגרת התקציב הנוכחי יוקצו תקציבים משמעותיים לפיתוח תשתית התחבורה הציבורית, בדגש על הקמת מערכות הסעת המונים בשלושת המטרופולינים הגדולים. בין הפרויקטים שיצאו לביצוע: הוספת שני קווי רכבת קלה נוספים בתל אביב (הקו הסגול והקו הירוק) שהיקפם התקציבי נאמד בכ-29 מיליארד ש"ח, שני קווי רכבת קלה נוספים בירושלים (קו ירוק וקו כחול) שהיקפם התקציבי נאמד בכ-18.5 מיליארד ש"ח, קו רכבת קלה נצרת-חיפה בהיקף של כ-5.9 מיליארד ש"ח וכן הארכה והרחבה של פרויקט המטרונית במטרופולין חיפה בהיקף של כ- 2.6 מיליארד. לצד אלו מתוכננת הקמתו של קו רכבת כבדה בתוואי אלטרנטיבי לקו החוף המכונה "המסילה

המזרחית" בהיקף של כ-8.1 מיליארד ש"ח. נוסף לכך יחל קידומו של השלב הבא במערכת הסעת ההמונים במטרופולין דן – תכנון וקידום מערכת מטרו.

מעבר לגידול בתקציבי התחבורה הציבורית המתוארים, ניתנה עדיפות לתחבורה הציבורית גם בתקציב פיתוח הכבישים. במסגרת תוכנית החומש של חברת נתיבי ישראל הוקצו כ-3.3 מיליארד ש"ח לנתיבי התחבורה הציבורית בכבישים בעלי עומסי תנועה גבוהים, אשר יאפשרו קיצור משמעותי של זמני הנסיעה בתחבורה הציבורית ושירות טוב יותר למשתמשים בה. בנוסף, מקודמים פרויקטי נתיבים מהירים נוספים לתל אביב, כולל חניוני חנה וסע בשפיים ובראשון לציון בהיקף של כ-5 מיליארד ש"ח. במסגרת התקציב לשנת 2019 נכללת גם תוכנית ליצירת רצף צירי העדפה במטרופולין ירושלים, וכן ציר תחבורה ציבורית מורחב בשדרת הקריה בתל אביב.

בפיתוח מערך הכבישים, הצעת התקציב כוללת העברה של פעילות חברות התשתית השונות לתוכניות רב-שנתיות מקבילות. חברת נתיבי ישראל פועלת במסגרת תוכניות רב-שנתיות. התוכנית הנוכחית נקבעה בשנת 2016 לשנים 2021-2017. במסגרת הצעת התקציב הוסדרו תוכניות רב-שנתיות לשנים 2021-2018 לחברת כביש חוצה ישראל ולמטרופולין ירושלים. תוכניות הפיתוח ארוכות הטווח מאפשרות יציבות לחברות הביצוע כמו גם לשוק המקומי והבין-לאומי לגבי הפרויקטים המבוצעים בשנים הקרובות. תיאום מועדי תוכניות הפיתוח של חברות הביצוע השונות יאפשר את בניית התוכנית האסטרטגית לכלל הדרכים בישראל, תוך סנכרון בין הכבישים במטרופולינים, בין-עירוניים ותשתיות התחבורה הציבורית.

התוכנית הכלכלית 2019

לצד הגידול הצפוי בהשקעה בתשתית התחבורהה ציבורית, אשר השפעתו צפויה רק בעוד מספר שנים, התוכנית הכלכלית לשנת 2019 כוללת שורת צעדים לקידום ולפיתוח התחבורה הציבורית בישראל בטווח הקצר והבינוני:

■ רשויות תחבורה מטרופוליניות

בשונה מהמקובל במדינות מפותחות בעולם, התחבורה הציבורית בישראל מנוהלת ומתוכננת על ידי השלטון המרכזי, בעוד השלטון המקומי שותף לכך באופן מינורי בלבד. כך למשל, משרד התחבורה והבטיחות בדרכים אחראי לניהול הפעלת התחבורה הציבורית בכלל אמצעי התחבורה הציבורית – אוטובוסים, רכבת כבדה, רכבות קלות במוניות שירות, הן בהיבטי התכנון והרישוי, הן בהיבטי רמת השירות, לרבות היקפי ומסלולי נסיעה, והן בהיבט של הפיקוח על המפעילים. בנוסף, המשרד אחראי לתכנון ולהקמה של כלל תשתיות התחבורה הציבורית, החל מתכנון קווי אוטובוס ורכבות קלות ועד להקמת סככות להמתנת נוסעים וסלילת שבילי אופניים. מודל ריכוזי זה גורם לחוסר יעילות, המתבטא בעלויות תקציביות עודפות, בתכנון שלעיתים קרובות אינו אופטימלי, בעיכוב בביצוע פרויקטים ובהפעלה לא מיטבית של משאבי התחבורה הציבורית הניתנים לציבור בישראל. במסגרת התוכנית הכלכלית לשנת 2019, מוצע כי יועברו סמכויות ממשרד התחבורה, וכן מעט סמכויות מהרשויות המקומיות, לרשויות תחבורה מטרופוליניות, אשר תוקמנה כרובד ביניים בין השלטון המרכזי למקומי, זאת במטרה לאפשר תכנון וניהול אופטימלי של משאבי ואמצעי התחבורה הציבורית. מהלך זה יאפשר את ניצול יתרונה היחסי של הרשות המטרופולינית בהיכרות עם השטח וצרכיו המשתנים, לשם ניהול התחבורה הציבורית במטרופולין תוך הפחתת העומס המוטל על משרד התחבורה מצד אחד ושמירת

סמכותו להתוות את מדיניות התחבורה הציבורית מצד אחר. בנוסף, ייקבעו מנגנונים אשר יאפשרו שמירה על מכלול האינטרסים התחבורתיים במטרופולין, לרבות אלה של רשויות מקומיות פריפריאליות. לאחר השלמתו, מהלך זה יתאים את ניהול התחבורה הציבורית בישראל למודל המקובל בקרב מרבית המדינות המפותחות. בהתאם למוצע בתוכנית הכלכלית יוקמו תחילה רשויות מטרופוליניות בירושלים ובבאר שבע.

נתיבים מהירים, נתיבי העדפה ורכב רב-נוסעים

פרויקט הנתיב המהיר בכביש מס' 1 מירושלים כולל נתיב באורך של כ-7.5 ק"מ, המיועד לאפשר כניסה מהירה למשתמשי התחבורה הציבורית ולנוסעים ברכב רב-נוסעים. בנוסף הפרויקט כולל חניון חנה וסע לרכבים פרטיים בהיקף של כ-2,000 מקומות חנייה ומערך היסעים בין החניון לבין מרכזי הערים תל אביב ורמת גן. הפרויקט מאפשר נגישות גבוהה למטרופולין תל אביב, תוך צמצום הנסועה במרכזי הגודש. על פי סקרים ובדיקות שנערכו בקרב משתמשי הנתיב המהיר לתל אביב, נמצא כי מספר הרכבים בהם שלושה נוסעים ומעלה בנתיב המהיר גבוה פי שניים מהממוצע במטרופולין גוש דן.

מקדם המילוי (מספר נוסעים ממוצע לרכב) בישראל עומד על כ-1.2 נוסעים ברכב פרטי. העלאת מקדם המילוי ל-1.3 נוסעים ברכב, צפויה להפחית את הגודש משמעותית. לאור הצלחת הנתיב המהיר, משרד התחבורה מפעיל ניסוי של שימוש בנת"צים לרכב רב- נוסעים. במסגרת הניסוי תותר נסיעת רכב פרטי שבו נוסעים שלושה נוסעים או יותר בנת"ץ בדרך מס' 20 (איילון דרום) בין מחלף חולות לצומת חולון; בהמשך, לאחר השלמת הניסוי והוכחת יכולת אכיפה אפקטיבית, יורחב הניסוי לנת"צים האלה:

נת"ץ קיים דרך מס' 2 (נמיר) בין צומת גלילות לבין דרך רוקח לשני הכיוונים;

נת"ץ קיים דרך מס' 1 בכניסה לירושלים לכיוון ירושלים;

נת"ץ קיים דרך מס' 44 בין מחלף השבעה לצומת חולון לשני הכיוונים;

נת"ץ קיים דרך 412 (ראשון לציון) לשני הכיוונים.

בנוסף, משרד התחבורה יערוך מיפוי של כלל הנת"צים אשר יכלול ניתוח עודפי הקיבולת וההיתכנות הבטיחותית של הרשאת נסיעה לרכב רב-קיבולת, במטרה להתיר את נסיעתו בנת"צים נוספים.

בהתאם, ועל מנת לאפשר את השימוש בנתיבי תחבורה ציבורית לרכבים מרובי נוסעים, נדרשת אכיפה אפקטיבית, על מנת למנוע את השימוש בנתיבים אלו לרכבים פרטיים שאינם עומדים בתנאי זה. כמו כן, בנתיבים המהירים החדשים המתוכננים להקמה בשנים הקרובות, נדרשת מערכת טכנולוגית המאפשרת מתן פטור מאגרה לרכבים רבי-נוסעים. לצורך זאת מוצע לתקן את החוק, כך שתתאפשר אכיפת נסיעה שלא כדין באמצעות מצלמה או אמצעי רישום טכנולוגי אחר, אשר ישמש ראיה קבילה לעניין ספירת מספר הנוסעים ברכב.

"נעים לירוק"

ניסוי "נעים לירוק" נועד לבחון את השפעתם של תמריצים כספיים על הרגלי הנסיעה של הנהגים בישראל, במטרה לעודד שינוי התנהגות שיתרום לצמצום אובדן הזמן בנסיעה, להקלה בעומס בכבישים ולצמצום זיהום האוויר. בניסוי "נעים לירוק" שהחל בשנת 2013, הותקנו ברכבי המתנדבים אמצעי איתור. בחצי השנה הראשונה לניסוי נוטרו

נסיעותיו של המתנדב, בשנה וחצי הנותרות יכול היה המתנדב לשנות את הרגלי נסיעותיו כראות עיניו, ובמקרה של צמצום נסיעה בשעות הגודש קיבל המתנדב מענק כספי.

בהמשך להחלטה 2008 מיום 15 ביולי 2010, שעניינה "בחינת מתכונת מיסוי העלויות הקבועות והמשתנות בענף הרכב", ולניסוי "נעים לירוק 1" וניסוי "נעים לירוק 2", הוחלט בתוכנית הכלכלית לצאת למכרז המשך לניסוי. במסגרת המכרז צפויה הרחבה מדורגת של מספר המתנדבים בניסוי לכ-40,000 מתנדבים. שינוי התנהגות בקרב הנהגים, אם יצליח, צפוי להפחית את הנזקים הכלכליים הנובעים מהגודש בשיעור של כ-15% למשתתפי הניסוי, כמו גם תועלות למשתמשי הדרך האחרים.

משרד הבינוי והשיכון

הצעת תקציב משרד הבינוי לשנת הכספים 2019 (סעיפים 70, 43, 42, 29) מסתכמת בכ-8.7 מיליארד ש"ח, מהם כ-5 מיליארד ש"ח בהוצאה נטו, וכ-3.7 מיליארד ש"ח בהוצאה מותנית בהכנסה. בשנת 2019 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-5 מיליארד ש"ח.

מחירי הדיור מושפעים מתנודות בהיצע ובביקושים, ולכן משרד הבינוי והשיכון פועל בשני מישורים על מנת לרסן את רמת המחירים:

היצע – חלק מרכזי בפעילות המשרד מכוון לתכנון ופיתוח קרקע לצורך שיווקה לבנייה למגורים, במטרה ליצור תנאים להרחבת היצע הדיור בדרך שתאפשר מתן מענה לביקוש. הפעילות כוללת עשייה במגוון רחב של מרכיבים בשרשרת הייצור של דירה: איתור קרקע, תכנונה ושיווקה; עידוד עיבוי הבנייה במרכזי הערים תוך ניצול מערכת התשתית הקיימת; שדרוג התשתיות הקיימות; ורישום הזכויות במקרקעין. לכל אחד מהמרכיבים השפעה על היקף הפעילות בענף.

ביקוש – חלק מרכזי נוסף בפעילות המשרד מכוון למתן סיוע בדיור לזכאים ומתמקד בשלושה מסלולים עיקריים: מתן משכנתאות מסובסדות, השתתפות בתשלומי שכר דירה והקצאת פתרונות דיור בשיכון הציבורי.

דגשים לשנת הכספים 2019

הרחבת היצע הדיור

משרד הבינוי והשיכון יוזם פעילות תכנון, פיתוח ושיווק קרקע בהתחייבויות חדשות בהיקף של כ-4.4 מיליארד ש"ח בשנה, באתרים שונים הפרוסים ברחבי הארץ. היקף התקצוב לפעולות המשרד בשנים האחרונות נובע מהרחבת פעולות התכנון והפיתוח של המשרד, במסגרת מאמצי הממשלה הכוללים להרחבת היצע הדיור. כמו כן, פעולות הממשלה להרחבת היצע הדיור הביאו גם לגידול ניכר בהיקף סבסוד הפיתוח הניתן מכוח החלטת ממשלה ליישובים באיזורי עדיפות לאומית. בשנים האחרונות הוסט חלק ניכר מביצוע עבודות התכנון והפיתוח בבנייה החדשה מהתקשרות להפעלה ישירה לביצוע באמצעות חברות מנהלות, חברות מתכננות ורשויות מקומיות באתרים שבאחריות המשרד.

תוכנית מחיר למשתכן

במקביל לצעדים המקודמים לצורך הגדלת ההיצע, הממשלה ממשיכה ביישום תוכנית מחיר למשתכן, אשר ביצועה החל במתכונת מחודשת ביולי 2015. במסגרת זו, רשות מקרקעי ישראל ומשרד הבינוי והשיכון פועלים לשיווק קרקע בהנחה משמעותית ממחיר הדירה הסופי. באזורים בפריפריה שבהם ערך הקרקע נמוך והנחה במחיר הקרקע לא תוביל להנחה משמעותית במחיר הדירה, ניתנים במקביל, בהתאם להחלטת הממשלה בנושא, מענקים לרוכשי הדירות לצד מענק לסבסוד הוצאות הפיתוח של הקרקע, בסך כולל של 80 עד 100 אלף ש"ח, כתלות במחיר הקרקע. לצורך מימון המענקים והעמקת הסבסוד, הוקצה במסגרת תקציב המדינה לשנת 2019 תקציב בהיקף של כ-500 מיליון ש"ח, בהתאם לצפי השיווקים בפועל במסגרת התוכנית.

דיור ציבורי – רכש דירות חדשות

בסוף שנת 2017, נחתם הסכם עם חברת עמידר ובמסגרתו נקבע כי החברה תגייס חוב בהיקף של מיליארד ש"ח לרכישת דירות נוספות למלאי הדיור ציבורי. על פי ההסכם, החזר החוב יתבצע על פני תקופה של עד עשר שנים בהתאם לתנאי הגיוס. הגיוס בפועל צפוי להסתיים במחצית הראשונה של שנת 2018 ובעקבות זאת, התקציב להחזר החוב מתוקצב בבסיס התקציב החל משנת 2019. בנוסף, החל מינואר 2014 חודשה מכירת דירות הדיור הציבורי בהתאם לחוק הדיור הציבורי (זכויות רכישה) ובמסגרתו נמכרות דירות הדיור הציבורי לדיירים המתגוררים בהן בהנחות המגיעות עד לכ-80% ממחיר הדירה. בהתאם לחוק, כלל ההכנסות המתקבלות ממכירות דירות אלו משמשות לרכישת דירות חדשות למאגר הדיור הציבורי. על בסיס יישום החוק, עד היום נמכרו כ-7,000 דירות ועל בסיס הכנסות המכר של דירות אלו נרכשו כ-1,400 דירות.

סיוע בדיור ושכירות משנה

במהלך השנים האחרונות חל גידול במספר הפונים לקבלת הסיוע בשכר דירה. כיום עומד מספרם של אלה על כ-160 אלף משקי בית. לנוכח הגידול שחל בתחום, ניתנה תוספת תקציבית מתאימה, כך שתקציב הבסיס יעמוד על סך של כ-1.83 מיליארד ש"ח. בנוסף, בשנת 2019 יתוקצב סך של כ-50 מש"ח לפתרון ביניים לממתינים לדיור ציבורי, במסגרתו יוצע לזכאים הממתינים לדיור ציבורי לשכור דירה בשכירות משנה לתקופה ממוצעת של שלוש שנים באמצעות גורם מתווך אשר יעמיד את מלאי הדירות הנדרש בהתאם לרשימת הממתינים של המשרד.

קידום פיתוח ביישובי המיעוטים

במסגרת יישום החלטת הממשלה לעניין יישובי מיעוטים, בשנת 2019 יפעל המשרד להמשך קידום ומימוש הסכמים אסטרטגיים עם 15 רשויות מקומיות ביישובי המיעוטים לתקצוב תכנון, הקמת מוסדות ציבור וסבסוד פיתוח ביישובים אלו, בהתאם להחלטת ממשלה 922 שענייננה פעילות הממשלה לפיתוח כלכלי באוכלוסיית המיעוטים בשנים 2020-2016. תקצוב זה נעשה לנוכח התחייבות של הרשות המקומית לקדם את התוכניות למגורים בשטחה ולפתח את הקרקע בלוחות זמנים מוגדרים. כמו כן, במסגרת יישום החלטת הממשלה לעניין יישובי הדרוזים והבדואים, יפעל המשרד בשנת 2019 לפיתוח המרקם הוותיק ביישובים באמצעות הקמת מוסדות ציבור ופיתוח תשתיות ותיקות ותשתיות תומכות בנייה חדשה.

משק המים

הצעת תקציב משק המים לשנת הכספים 2019 (התקציב הרגיל ותקציבי הפיתוח סעיפים 41 ו-73) מסתכמת בכ-1.0 מיליארד ש"ח בהוצאה נטו, בכ-104 מיליון ש"ח בהוצאה מותנית בהכנסה וב-1.0 מיליארד ש"ח בהרשאה להתחייב.

התקציב הרגיל של משק המים (סעיף 41) מסתכם בשנת הכספים 2019 בכ-124 מיליון ש"ח בהוצאה, בכ-1 מיליון ש"ח בהוצאה המותנית בהכנסה ובכ-1.0 מיליארד ש"ח בהרשאה להתחייב.

תקציב הפיתוח של משק המים (סעיף 73) מסתכם בשנת הכספים 2019 בכ-884 מיליון ש"ח בהוצאה וב-103 מיליון ש"ח בהוצאה המותנית.

הרשות הממשלתית למים ולביוב, שהוקמה בהתאם להוראות חוק המים התשי"ט-1959, מבצעת את הפעילות הממשלתית בתחום המים והביוב. הרשות אמונה על ניהול משק המים, ובכלל זה על קביעת כללים לאסדרת המשק וכן על הקצאת המשאבים בתחום. מדיניות משק המים נתונה בידי מועצה (מועצת רשות המים) המורכבת מנציגי משרדי ממשלה בכירים ומנציגי הציבור. בסמכות מועצת רשות המים לקבוע את חקיקת המשנה (כללים) לפעילות הרשות בנושאים רבים, ביניהם אסדרת משק המים וקביעת תעריפים. יו"ר מועצת רשות המים הוא מנהל רשות המים.

דגשים לשנת הכספים 2019

טיפול בשפכים

הסיוע להקמת תשתיות ביוב לתאגידים ולמועצות אזוריות ניתן באמצעות המנהל לפיתוח תשתיות ביוב (להלן: המילת"ב) באישור ועדת השקעות בין-משרדית. המילת"ב פועל לייזום, הנחיה, ליווי וסיוע בהקמת מערכות ביוב, זאת כדי להביא את הטיפול בשפכים עד לרמת התקן הנדרשת. פיתוח משק הביוב הארצי הוא חלק מתפעול כלל משק המים. תכנון והקמת התשתיות מחייבים שילוב של שיקולים הידרולוגיים, תברואיים, וסביבתיים, כדי לנצל את המים להשקיה חקלאית או לגינון עירוני כתחליף לשימוש במים שפירים.

עיקר הסיוע מתקציב המדינה מועבר לתאגידי מים וביוב לצורך הקמת תשתיות ביוב המשרתות יישובים בדירוג סוציו-אקונומי 1-4 . נוסף על כך ניתנת תמיכה חלקית למועצות אזוריות לצורך הקמת תשתיות ביוב בתחומן. הפרויקטים כוללים תשתיות להולכה וטיפול בשפכים כגון מכוני טיהור, מערכות אזוריות ומערכות פנימיות. בשנת התקציב 2019 יופנה הסיוע בתחום הביוב לייעול מערך הביוב הארצי, ויתמקד בקידום פרויקטים המהווים חסם לשיווק יחידות דיור.

ייעול מבנה תאגידי המים והביוב

משק המים והביוב העירוני כולל פעילות כלכלית ואספקת שירותים בהיקף שנתי של למעלה מ-5 מיליארד ש"ח. בהתאם להוראות חוק תאגידי מים וביוב, הרשויות המקומיות מחויבות לנהל את משק המים והביוב בתחומן באמצעות תאגיד מים וביוב. חובה זו חלה מחודש יולי 2007. נכון ל-2018 קיימים 56 תאגידי מים וביוב המספקים שירותים לכשבעה מיליון תושבים, וקיימות עוד 26 רשויות מקומיות שלא מילאו את הוראות החוק וטרם העבירו את ניהול משק המים והביוב שבתחומן לידי תאגיד מים וביוב.

עיקר הפעילות במהלך שנת התקציב 2019 תתמקד בהמשך התמיכה בצירוף רשויות לתאגידי מים לצורך שיפור ושדרוג התשתיות ולהעלאת רמת השירות לצרכנים. כמו כן, תינתן תמיכה בהצטרפות של תאגידים ושל ספקי ביוב אחרים לחברות ביוב.

מפעלי השבת מי קולחים ומים נחותים

השקיה חקלאית במי קולחין מעידה על שימוש יעיל במשאב המים ויש בה תועלות חיצוניות שונות, כמו צמצום מטרדי בריאות וסביבה והוזלת עלות הטיפול בשפכים. עם זאת, עלות ההקמה של מפעל השבה לאספקת מי קולחין להשקיה חקלאית גבוהה. כחלק מהתמודדות עם המחסור במים בשנים עברו ומתוך כוונה לעודד השקיית גידולים במי קולחין, משנת 2000 מסייעת רשות המים ליזמים פרטיים בהקמת מפעלים להשבת קולחים באמצעות מענקי השקעות בהיקף של כ-60% מהיקף ההשקעה. בשנת 2017 אושרו כללי המים המסדירים את הקמתם ופעילותם של ספקי קולחין מרחביים ונקבע היקף הסיוע לפיתוח מפעלי ההשבה בעשור הקרוב.

עיקר הפעילות בשנת התקציב 2019 ובשנים הקרובות תהיה המשך הקמה ומיסוד של שמונת הספקים המרחביים, התאמת תשתיות מפעלי ההשבה לגידול הצפוי בכמות הקולחין ואספקה יעילה לצרכנים.

פעולות במשק המים

רשות המים מבצעת פעולות שונות לצורך בקרה ופיקוח על משק המים הארצי. בין היתר רשות המים מנטרת את כמויות המים המופקות, עוקבת אחר איכות המים באקוויפרים השונים ומבצעת בקרה שוטפת על פרויקטים שונים במשק המים. הפעולות כוללות בין היתר ביצוע קידוחים ושאיבות ניסיון, תחזוקה של מערכות קריאה מרחוק על כלי ההפקה הפרטיים, פיתוח ותחזוקה של מערכות הנתונים הממוחשבות של רשות המים וניהול חברות בקרה הנדסיות וכלכליות המלוות את הפרויקטים במשק המים.

רשות מקרקעי ישראל

הצעת תקציב רשות מקרקעי ישראל לשנת הכספים 2019 (סעיף 98) מסתכמת ב-10.39 מיליארד ש"ח. כמו כן, בשנת 2019 תועמד לרשותה של הרשות הרשאה להתחייב בגובה של כ-4.5 מיליארד ש"ח.

תקציב רשות מקרקעי ישראל הוא תקציב של מפעל עסקי כהגדרתו בסעיף 8 לחוק יסודות התקציב, התשמ"ה-1985, דהיינו תקציב שבו סך ההוצאה אינו יכול לעלות על סך התקבולים לאותה שנת כספים.

הצעת תקציב ההוצאות נטו של רשות מקרקעי ישראל (ללא העברות לבעלים וללא רזרבה להתייקרות שכר) מסתכמת בכ-9.67 מיליארד ש"ח בשנת 2019, מזה כ-556 מיליון ש"ח מיועדים להוצאות שכר, מִנהל, מחשוב ואמרכלות. בנוסף, הצעת התקציב כוללת כ-2.54 מיליארד ש"ח להנחות בקרקע, בעיקר במסגרת תוכנית מחיר למשתכן. היתרה מיועדת למימון הוצאות תכנון, פיתוח, פינויים כלכליים, מימון רשות הבדואים, פדיון זכויות בקרקע, שמירה על הקרקע וכיו"ב.

דגשים לשנת הכספים 2019

יישום וביצוע הסכמים אסטרטגיים

בשנה החולפת חתמה רשות מקרקעי ישראל על מספר הסכמים אסטרטגיים לפינוי של נכסים ומטרדים שונים, על מנת לאפשר על קרקעותיהם פיתוח של יחידות דיור ושטחי מסחר ותעסוקה. במסגרת הסכמים אלה ובהתאם להחלטת מועצת מקרקעי ישראל 531 לעניין "פינוי כלכלי", רשות מקרקעי ישראל מעמידה מימון להעתקת מבנים ולפינוי הקרקעות המשולם מתוך הכנסותיה מאותן קרקעות.

בין ההסכמים שאושרו – הסכם בח"א 21 (בסיס חיל האוויר) בחיפה ומוזיאון צה"ל בתל אביב, הסכם פינוי מט"ש (מתקן לטיהור שפכים) הרצליה, הסדר נכסים עם חברת החשמל לישראל בע"מ והסדר מקרקעין עם בית החולים שיבא תל השומר. הסכמים אלה צפויים לאפשר את שיווקן של אלפי יחידות דיור חדשות בלב אזורי הביקוש.

כמו כן, במהלך שנת 2019 תכלול תוכנית העבודה קידום של מספר מתחמים באמצעות הסכמים אסטרטגיים נוספים לצורך פינוי קרקעות לבנייה באזורי ביקוש, להסרת חסמים לפיתוח תשתיות ולהתאמת הפיתוח בקרקע לתכנון.

תוכנית מחיר למשתכן

בהתאם להחלטת הממשלה 203 (דר/13) נקבע כי ככלל, המגרשים בבנייה רוויה המשווקים ע"י רשות מקרקעי ישראל, ישווקו בשיטת מחיר למשתכן והתחרות היא על המחיר הסופי הנמוך ביותר למ"ר דירתי כולל ממ"ד. כמו כן, במסגרת התוכנית יינתנו הנחות על מחירי הקרקע וסבסוד פיתוח ומענקים לדירות בבנייה רוויה בפריפריה.

ההחלטה משקפת שינוי מהותי באסטרטגיית השיווקים של מדינת ישראל באמצעות רשות מקרקעי ישראל ומשרד הבינוי והשיכון, לפיה כלל השיווקים בבנייה רוויה בשנים 2015-2019 יבוצעו בשיטת מחיר למשתכן.

העלות התקציבית הנובעת מהחלטה זו בשנת 2019 נאמדת בכ-2 מיליארד ש"ח בהפעלה מלאה כתוצאה מאובדן הכנסה. עד כה נרשם אובדן הכנסות בגובה של כ-4.1 מיליארד ש"ח (לא כולל אובדן הכנסה הנובע ממע"מ ומהקפאת השומה).

הסכמי גג

החל משנת 2013 משווקות קרקעות לבנייה למגורים במסגרת של הסכם גג. בהתאם להחלטת ממשלה 768 מיום 9 באוקטובר 2013 נקבע כי רשויות שיש בהן יתרה לשיווק של למעלה מ-5,000 יחידות דיור וקצב השיווק יעמוד על כ-2,000 יחידות דיור בשנה, יוכלו לחתום על הסכם גג עם המדינה, אשר כולל מענה מכלל משרדי הממשלה לצורכי הרשות המקומית – עבודות פיתוח על ידי רשות מקרקעי ישראל, תשתיות-על בתחום התחבורה, מוסדות חינוך, מוסדות ציבור ובכלל זה מעונות יום, מגרשי ספורט ומוסדות דת. הרשות המקומית מתחייבת מצידה להוצאת היתרי בנייה בתוך 90 ימים מהגשת בקשה על ידי יזם. בהחלטת ממשלה 1028 מיום 21 בינואר2016 נקבע כי בשנים 2017-2016 תתאפשר חתימת הסכמי גג בהיקף של עד 75,000 יחידות דיור נוספות.

עד כה נחתמו הסכמים עם 25 רשויות מקומיות – ראש העין, מודיעין, קריית גת, באר שבע, קריית ביאליק, ראשון לציון, רמלה, הרצליה, יבנה, אשקלון, נתניה, בית שמש, עפולה, עכו, אשדוד, לוד, נהריה, מגדל העמק, נתיבות, אופקים, באר יעקב, אילת, אור יהודה, טירת כרמל ודימונה, בהיקף כולל של כ-342 אלף יחידות דיור.

הסכם שוה"ם 3, תעש ופינוי שדה דוב

בשל מיעוט הקרקעות לפיתוח באזורי הביקוש, יש חשיבות מיוחדת לפינוי מחנות צה"ל ומפעלי תעש, הנמצאים בלב אזורי הביקוש. על שטח מחנות צריפין, תל השומר, שדה דב, סירקין, טירה, השלישות ברמת גן ומפעל תעש ברמת השרון יש למעלה מ-100,000 יחידות דיור בשלבי תכנון שונים. בראשית שנת 2015 נחתם הסכם שוהם 3, אשר ביחד עם הסכמים קודמים צפוי להביא לפינוי תל השומר, סירקין, צריפין, טירה, שדה דב, שלישות רמת גן, קרן הקריה בתל אביב ומתחם תעש ברמת השרון (כחלק מהחלטת ההפרטה).

עד כה, בשנים 2017-2016 שווקו מכרזים בהיקף של כ-5,000 יחידות דיור בשטחי מחנה צריפין בשטחים המוניציפליים של ראשון לציון ובאר יעקב. בשנת 2019 צפויים להימשך השיווקים במחנה צריפין וכן שיווק ראשון בשטחי שדה התעופה המתפנה, שדה דב.

תיקוני חקיקה להסרת חסמי פיתוח

במסגרת עבודת הממשלה להסרת חסמים להגדלת היצע הדיור, מוצע במסגרת חוק התוכנית הכלכלית (תיקוני חקיקה ליישום המדיניות הכלכלית לשנת התקציב 2019) התשע"ח-2018 תיקון חקיקה אשר יסמיך את רשות מקרקעי ישראל או את משרד הבינוי והשיכון לבצע עבודות פיתוח לצורך מימוש תוכניות מפורטות למגורים, במקום הרשות המקומית בתנאי שתיעשה פנייה לרשות המקומית שלפיה יש כוונה לשווק את המקרקעין שבתחום התוכנית והרשות המקומית לא השיבה להודעה או השיבה שאין בכוונתה לבצע את העבודות בתוך פרק הזמן שנכתב בהודעה. הצעת החוק לא תמנע מהצדדים להגיע להסכם פיתוח אשר יתווה את אופן הגבייה ואת ביצוע העבודות.

תשלום החובות

תשלום החובות בשנת 2019 מסתכם בכ-134 מיליארד ש"ח, מתוכם כ-95 מיליארד ש"ח לפירעון הקרן וכ-39 מיליארד ש"ח לתשלומי הריבית.

דגשים לשנת הכספים 2019

פירעון חובות הפנים

בשנת 2019 תוקצב סכום בהיקף של כ-119.2 מיליארד ש"ח לפירעון חובות הפנים, מזה כ-85.5 מיליארד ש"ח מיועדים לתשלום החזרי קרן וכ-33.7 מיליארד ש"ח לתשלומי ריבית.

רוב התשלום לפירעון החובות הפנים מתחלק לפירעון של איגרות חוב סחירות (המוחזקות בידי קופות הגמל, קרנות הפנסיה, חברות הביטוח, קרנות ההשתלמות, הבנקים, חברות ואנשים פרטיים) ופירעון של איגרות חוב מיועדות (איגרות חוב ממשלתיות לא סחירות בעלות תשואה מובטחת, המונפקות לקרנות הפנסיה ולחברות הביטוח מתוקף ההסכמים שנחתמו עמן). סכום התקציב המתוכנן כולל תשלום בהיקף של כ-21.2 מיליארד ש"ח שישולם בשנת 2019 למוסד לביטוח לאומי. ללא התשלומים למוסד לביטוח לאומי, סכום התקציב המתוכנן לפירעון חובות הפנים צפוי לקטון ויהיה בשנת 2019 כדלקמן: תשלומי הקרן בגין מלוות הפנים יעמדו על סכום של כ-72.3 מיליארד ש"ח; תשלומי הריבית בגין חובות פנים (ללא תשלומי הריבית למוסד לביטוח לאומי), יעמדו על סכום של כ-25.7 מיליארד ש"ח.

פירעון חובות חו"ל

החזר החובות בחו"ל בשנת 2019 צפוי להסתכם בכ-15.2 מיליארד ש"ח, מזה כ-9.8 מיליארד ש"ח מיועדים לתשלום החזרי קרן וכ-5.4 מיליארד ש"ח לתשלומי ריבית.

התשלומים לחו"ל כוללים פדיונות של מלוות מבנקים בארץ ובחו"ל, מלוות בין-ממשלתיים ומלווה העצמאות והפיתוח (גיוס הון לא סחיר בחו"ל, בעיקר ממשקיעים פרטיים באמצעות ארגון הבונדס). בנוסף לכך, החזרי חובות החוץ כוללים תשלומים בגין ההלוואות שנלקחו על ידי ממשלת ישראל באמצעות ערבויות של ממשלת ארצות הברית בשנים 1993-1998.

בשנת 2003 נחתם הסכם נוסף בין ממשלת ארצות הברית וממשלת ישראל בדבר מתן ערבויות לגיוס הון על ידי מדינת ישראל בהיקף כולל של כ-9 מיליארד דולר לשנים 2003-2005, עם אופציה להארכה בשנה נוספת. מאז הוארכה התוכנית מספר פעמים על ידי הממשל האמריקאי, ובשנת 2015 הוארכה פעם נוספת עד שנת 2019 עם אפשרות לנצלה גם בשנת 2020 (Carry over year). נכון לדצמבר 2017, הנפיקה ישראל במסגרת התוכנית איגרות בסך 4.1 מיליארד דולר בערבות ממשלת ארצות הברית ונותר לשימוש סכום של 3.8 מיליארד דולר.

בשנת 1995 החלה ממשלת ישראל בגיוסים עצמיים של איגרות חוב סחירות בשווקים הבין-לאומיים. עד כה בוצעו 17 הנפקות בין-לאומיות בשני שוקי ההון המרכזיים: השוק האמריקאי ושוק האירו וכן בשוק היפני. גיוסים אלו

הסתכמו בכ-12.2 מיליארד דולר, 6.8 מיליארד אירו ובכ-20 מיליארד יין. הצעות התקציב לשנת 2019 כוללת תשלומי קרן וריבית בגין הנפקות אלו.

אומדן להיקף הסבסוד החזוי בהנפקת איגרות חוב מיועדות לקרנות הפנסיה ולחברות הביטוח

בהנפקת איגרות חוב מיועדות לקרנות הפנסיה ולחברות הביטוח גלום מרכיב סבסוד המחושב כמכפלה של היקף ההנפקות בכל שנה, בפער התשואות שבין איגרות חוב המיועדות לקרנות הפנסיה וחברות הביטוח לבין איגרת ממשלתית סחירה בעלת משך חיים זהה (תשואת השוק).

אומדן מלא להיקף הסבסוד הגלום בגין הנפקת איגרות חוב מיועדות לקרנות הפנסיה נכון לסוף שנת 2017 יינתן במסגרת הדוח השנתי של יחידת החוב הממשלתי. כמו כן, בדו"ח האמור יובאו נתונים אשר יראו את השפעתן השלילית של איגרות החוב המיועדות בניהול החוב הממשלתי.

נכון לסוף שנת 2016 סך הסבסוד בגין הנפקת איגרות חוב מיועדות לקרנות הפנסיה וחברות הביטוח לשנה זו עמד על כ-5.8 מיליארד ש"ח, מתוכו סך של כ-4.3 מיליארד ש"ח מקורו בסבסוד לקרנות הפנסיה והיתרה בסך של כ-1.5 מיליארד ש"ח היא סבסוד בגין הנפקת איגרות חוב מיועדות לחברות הביטוח. יש לציין כי היקף הסבסוד מתייחס לקרנות הפנסיה הוותיקות ולקרנות הפנסיה החדשות גם יחד.

היקף הסבסוד מושפע משני גורמים מרכזיים אלה:

- היקף הגיוס הלא סחיר (ובמקרה של חברות ביטוח גם תמהיל הגיוס בין הקרנות השונות) לפי חודשים כתלות בנכסים;
- תשואת השוק באפיק הצמוד לטווח הרלוונטי לפי חודשים.

להלן האומדן המרכזי להיקף הסבסוד הצפוי עבור קרנות הפנסיה וחברות הביטוח עבור שנת 2019, במיליוני ש"ח:

קרנות הפנסיה

אומדן סובסידיה חדשה בגין שנת התקציב	סך סובסידיה מצטבר
2019	**2019**
993	6,116

חברות הביטוח

אומדן סובסידיה חדשה בגין שנת התקציב	סך סובסידיה מצטבר
2019	**2019**
87	1,742

סיכום האומדן

מיליוני ש"ח	2019

קרנות הפנסיה	6,116
חברות הביטוח	1,742
סה"כ	**7,858**

ניתוחי רגישות

הטבלה שלהלן מציגה ניתוח רגישות לאומדן המרכזי לסבסוד בשנת 2019:

מיליוני ש"ח	2019
עלייה של 1% בתשואת אג"ח ממשלתית צמודה מקבילה	(230)
עלייה לכל 1 מיליארד ש"ח בהיקף הגיוס הלא סחיר	40

תקציב הגמלאות והפיצויים

הצעת תקציב הגמלאות והפיצויים לשנת הכספים 2019 (סעיף 12) מסתכמת בכ-18 מיליארד ש"ח, מהם כ-17.3 מיליארד ש"ח בהוצאה נטו, וכ-0.7 מיליארד ש"ח בהוצאה מותנית בהכנסה.

סך תשלומי הגמלאות לשנת הכספים 2019, כולל תשלומי גמלאות בגין שוטרים, סוהרים, משרתי קבע ועובדי מערכת הביטחון, עומדת על 28.1 מיליארד ש"ח, מהם כ-27.5 מיליארד ש"ח בהוצאה נטו, וכ-0.6 מיליארד ש"ח בהוצאה מותנית בהכנסה.

לעניין הגמלאים ועובדי המדינה הפעילים, לרבות משרתי הקבע, שוטרים, סוהרים ועובדי הוראה, החבות האקטוארית החשבונאית של המדינה בגינם עמדה בסוף שנת 2016 על כ-660 מיליארד ש"ח בערך הנוכחי.

התרשימים שלהלן מדגימים את תזרים התשלומים הצפוי בגין גמלאי שירות המדינה ובגין גמלאים ועובדי מדינה פעילים בפנסיה תקציבית וכן בפנסיה צוברת.

תשלומי הפנסיה הצפויים לעובדי המדינה כאחוז מהתוצר


פנסיה תקציבית
פנסיה צוברת
סך הכול
4.500%
4.000%
3.500%
3.000%
2.500%
2.000%
1.500%
1.000%
0.500%
0.000%
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044
2046
2048
2050
2052
2054
2056
2058

תשלומי הפנסיה הצפויים לעובדי המדינה במחירים קבועים


70,000,000,000
60,000,000,000
50,000,000,000
40,000,000,000
30,000,000,000
20,000,000,000
10,000,000,000
-
פנסיה תקציבית
פנסיה צוברת
סך הכול
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044
2046
2048
2050
2052
2054
2056
2058

מקור: משרד האוצר

בנוסף, התרשים שלהלן מדגים את התפתחות תקציב הגמלאות הרב-שנתי בתשלומי הגמלאות בשנים האחרונות (ברוטו, מיליארד ש"ח):

התפתחות תקציב הגמלאות


25,000
20,000
15,000
10,000
5,000
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
ביטחון
המשטרה והשב"ס
עובדי מדינה, עובדי הוראה ונושאי משרה

מקור: משרד האוצר

תשלומי גמלאות בסעיף 12

בסעיף זה מתוקצבים תשלומי הקצבאות בהסדרי הפנסיה התקציבית המשולמים מאוצר המדינה בהתאם להוראות הדין ולהסדרים עם תאגידים שהוקמו בחוק ועם חברות ממשלתיות. בדיקת הזכאות ואישור גובה הגִמלה נעשים על ידי מנהלת הגמלאות באגף החשב הכללי.

החל משנת 2005 מתוקצבים בסעיף הגמלאות, מלבד תשלומי הפנסיה התקציבית גם הנושאים האלה: סיוע ממשלתי לקרנות הפנסיה הוותיקות שבהסדר לפי פרק ז'1 לחוק הפיקוח על השירותים הפיננסיים (ביטוח), התשמ"א-1981 (להלן "חוק הביטוח"), מימון התחייבות המדינה בגין העלאת גיל הפרישה מעבודה וסיוע ממשלתי לקרנות הפנסיה הוותיקות שאינן נמנות על קרנות הפנסיה שבהסדר, בשל הקטנת היקף אגרות החוב המיועדות.

מספר מקבלי הגמלאות ממְנהלת הגמלאות (גמלאים ושארים)
בשנים 2004–2014 ללא מערכת הביטחון, שוטרים וסוהרים

2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
82,304	83,931	85,831	88,385	91,133	93,282	96,046	97,518	100,940	103,056

מהנתונים שלעיל ניתן לראות גידול שנתי ממוצע של כ-2,000 גמלאים ושארים. יצוין כי גמלאי שירות המדינה פורשים הן מתוקף הגעה לגיל פרישה והן מתוקף פרישה מוקדמת, כפי שהיא מתאפשרת על ידי חוק שירות המדינה גמלאות. לעובדי ההוראה מותרת מדי שנה מכסת פרישה מוקדמת. פורשים אלה, הנמנים על האוכלוסייה שלעיל, מגדילים את מספר הפורשים מעבר לפורשים בפרישה טבעית. גורם נוסף התורם להגדלת פרישות עובדים הוא תכניות פרישה (ממוקדות ורוחביות). הגידול השנתי הממוצע צפוי להישאר על כנו בשנים הקרובות ולהגיע לשיא בשנת 2036 לערך. בשנה זו צפוי גם שיא ההוצאה על תשלומי גמלאות פנסיה תקציבית לעובדי מדינה ולעובדי הוראה.

המעבר מפנסיה תקציבית לפנסיה צוברת

בחודש מארס 1999 נחתם הסכם בין הממשלה, הרשויות המקומיות, האוניברסיטאות ותאגידים נוספים לבין הסתדרות העובדים הכללית החדשה. לפי ההסכם עובדים חדשים בשירות הממשלתי והציבורי יבוטחו בפנסיה צוברת במקום בפנסיה התקציבית שהייתה נהוגה עד אז. בחודש יולי 2001 נחתם הסכם בין הסתדרות העובדים הכללית החדשה לבין מרכז השלטון המקומי ושלוש הערים הגדולות, אשר קבע כי החל מיום 1 בנובמבר 2001 עובדים חדשים ברשויות המקומיות יבוטחו בפנסיה צוברת. בחוק ההסדרים במשק המדינה לשנת 2002, תוקן חוק הגמלאות, ובעקבות זאת ניתן יהיה ליישם את ההסכם שנחתם במארס 1999 גם לגבי עובדי המדינה. יישום ההסכם החל ביום 1 באפריל 2004.

במסגרת חוק ההסדרים במשק המדינה לשנת 1999 תוקן חוק הגמלאות לנושאי משרה ברשויות השלטון. לפי תיקון החוק בוטלה הזכאות לגמלאות מאוצר המדינה של נשיא המדינה, חברי כנסת, שרים, שופטים, דיינים, קאדים, רבנים ראשיים, מבקר המדינה, נגיד בנק ישראל ומשנהו, שהחלו בכהונתם לאחר יום 15 במאי 1998. על פי תיקון החוק זכויותיהם לגמלאות יבוטחו במסגרת קרן פנסיה או קופת גמל לפי בחירתם.

ביום 15 בספטמבר 2003 החליטה הממשלה כי חיילים אשר התחייבו לשירות הקבע החל מיום 1 בינואר 2004, ייקלטו למסלול של פנסיה צוברת, החלטה שנקבעה כחוק בחוק המדיניות הכלכלית לשנת הכספים 2004.

הצמדת גמלאות הפנסיה התקציבית למדד המחירים לצרכן

ביום 14 ביולי 2009 התקבל בכנסת חוק ההתייעלות הכלכלית (תיקוני חקיקה ליישום התכנית הכלכלית לשנים 2010-2009, התשס"ט-2009. פרק ח' לחוק האמור כולל תיקוני חקיקה לחוק הגמלאות. עיקרו של הפרק הוא שינוי שיטת עדכון המשכורת הקובעת, כך שהיא תעודכן אחת לשנה בהתאם לשיעור עליית מדד המחירים לצרכן שמפרסמת הלשכה המרכזית לסטטיסטיקה. השיטה האמורה החליפה את השיטה שנהגה לפי חוק הגמלאות עד

לאותו מועד, ולפיה הקצבה תעודכן בהתאם לשינויים במשכורת הקובעת של עובד פעיל בדרגתו של הגמלאי ערב פרישתו. כמו כן נקבעו בסעיף 9א לחוק הגמלאות מספר תוספות לקצבה והן תשולמנה באופן שפורט באותו סעיף.

תיקון דומה הוחל במהלך שנת 2012 על גמלאי צבא הקבע במסגרת תיקון מס' 27 לחוק צבא הקבע (גמלאות) התשמ"ה-1985 התשע"ב-2012, על גמלאי המשטרה במסגרת תיקון 52 לחוק שירות המדינה (גמלאות) התש"ל-1970, ועל גמלאי שירותי הביטחון בשנת 2015.

הסיוע לקרנות הפנסיה הוותיקות שבהסדר

לנוכח הגירעונות האקטואריים בקרנות הפנסיה הוותיקות הגירעוניות החליטה הממשלה ביום 25 במארס 2003 על גיבוש תכנית הבראה לקרנות הגירעוניות, שבמסגרתה יינתן סיוע ממשלתי בהיקפים כספיים חסרי תקדים.

ביום 29 במאי 2003 חוקקה הכנסת את פרק ז' 1 לחוק הביטוח במסגרת התכנית להבראת קרנות הפנסיה הוותיקות הגירעוניות. התכנית נועדה, כאמור, לטפל בגירעון האקטוארי של קרנות הפנסיה, כדי להביאן לאיזון אקטוארי באמצעות שינויים בזכויות ובחובות העמיתים ובמתן סיוע ממשלתי בסך של 78.3 מיליארד ש"ח במחירי ינואר 2003. סכום הסיוע הממשלתי צמוד למדד ונושא ריבית שנתית ראלית של 4%, והוא שקול לסיוע של 131.4 מיליארד ש"ח במחירי ינואר 2012. בשנת 2019 צפוי הסיוע הישיר לקרנות הפנסיה הוותיקות שבהסדר לעמוד על סך של כ-4.4 מיליארד ש"ח.

הסדר קרנות הפנסיה החזיר את הוודאות לעמיתי קרנות הפנסיה, הבטיח התנהלות ראויה בקרנות ושיקם את האמון במערכת החיסכון הפנסיוני בישראל

הסיוע לקרנות הפנסיה המאוזנות בגין ביטול אג"ח מיועדות

במקביל להסדר קרנות הפנסיה נעשה שינוי בהיקף אגרות החוב המיועדות המונפקות לקרנות ובסוג האג"ח המיועדות לכלל קרנות הפנסיה הוותיקות (הגירעוניות והמאוזנות), מאג"ח מיועדות מסוג "מירון" לאג"ח מיועדות מסוג "ערד".

מתוך מטרה לסייע לקרנות הפנסיה הוותיקות המאוזנות ובעקבות הפחתת שיעור התשואה על אגרות החוב המיועדות המונפקות, משרד האוצר מעביר לקרנות אלה סיוע בגובה הפער בין התשואה הראלית האפקטיבית של אגרות חוב מיועדות מסוג "מירון" לבין שיעור תשואה של 4% על הנכסים החופשיים וכן מעניק סיוע בצורה של השלמת התשואה על אג"ח מסוג "ערד" לתשואת אג"ח מסוג "מירון".

חלק ד

הכנסות המדינה

תחזית ההתפתחויות המקרו-כלכליות והכנסות המדינה בשנת הכספים 2019

תחזית הטבות המס לשנות הכספים 2019

חלק ד – תחזית ההתפתחויות המקרו-כלכליות והכנסות המדינה ממיסים ומהכנסות אחרות בשנת 2019

עיקרים

חלק זה מפרט את התחזיות לצמיחת התוצר בישראל ורכיביו, מצרפי שוק העבודה, המחירים והצפי להכנסות המדינה, המשמשות בבניית התקציב לשנת 2019. הנחות הבסיס ששימשו לעריכת התחזית המקרו-כלכלית הן המשך השיפור בסביבה הכלכלית הגלובלית, היעדר משבר משמעותי בשווקי ההון העולמיים וההנחה כי בתקופת התקציב העלייה בשכר לא תפגע בהתרחבות התעסוקה. התחזית לשנים 2019-2018 צופה קצב צמיחה גבוה במעט מהפוטנציאל בטווח הקצר (3.2% ו-3.1% בהתאמה).

בדומה לשנים האחרונות, הצמיחה תובל בעיקר על ידי גידול בצריכה הפרטית והציבורית לצד המשך עלייה מהירה בייצוא השירותים (בעיקר בזכות התעשייה עתירת הידע). ייצוא הסחורות צפוי להתאושש בהדרגה. הגידול המואץ בשכר יתמתן בהדרגה ותחל התכנסות בין קצב עליית השכר לבין קצב צמיחת פריון העבודה. במקביל, הגידול בתעסוקה יהיה קרוב לקצב גידול האוכלוסייה בגיל העבודה (באופן שישמור על רמת תעסוקה מלאה במשק).

בצד ההכנסות, היקף גביית המיסים (לאחר ניכוי גבייה חריגה) צפוי לצמוח בשנים 2019-2018 בקצב נורמטיבי, שהוא מעט מעבר לקצב התרחבות התוצר. זאת לאחר שבשנת 2017 נרשם שיא בהיקף ההכנסות החד-פעמיות (ממס על משיכת דיבידנד בעקבות ההפחתה הזמנית בשיעור המס וממס רווחי הון שנבע ממכירת חברות) האחראיות לרוב המוחלט של העודף שנרשם בהכנסות המדינה. הכנסות חד-פעמיות אלו אינן תורמות לתחזית הגבייה בשנתיים הקרובות, והקדמת משיכות דיבידנדים כתוצאה מהפחתה הזמנית בשיעור המס בשנת 2017 אף צפויה לשחוק את ההכנסות העתידיות. המיסים הישירים צפויים לצמוח בהתאם להתפתחויות בשוק העבודה והמשך הגאות בשווקי ההון. בגביית המיסים העקיפים ניכרת חולשה מסוימת בשנה החולפת, הנובעת בחלקה מצעדי מדיניות להוזלת יוקר המחייה. תחזית הגבייה במיסים העקיפים משקפת במידה רבה את הגידול הצפוי בצריכה הפרטית.

ההכנסות האחרות צפויות לשמור על רמה דומה בשנים 2019-2018, לאחר ששנת 2017 הסתיימה עם הכנסות מעט גבוהות מהתחזית. עם זאת, מכיוון שמרבית צעדי ההתכנסות בצד ההכנסות בעלי תרומה משמעותית מתמקדים ברכיב הכנסות זה, הגבייה בפועל צפויה להיות גבוהה באופן משמעותי בהשוואה לתחזית ללא צעדים.

אופק התחזית הארוך מחייב בחינה של נקודות מפנה מהתרחיש המרכזי. בחלק זה מתוארים סיכונים אשר עלולים להוביל להתממשות תרחישים אלטרנטיביים, בראשם עצירת הגיאות בשווקי ההון בעולם, האטה בגידול בסחר העולמי ונסיגה מתעסוקה מלאה במשק.

רקע

חלק זה מפרט את תחזיות משרד האוצר למשתנים מקרו-כלכליים, כגון: צמיחת התוצר, שוק העבודה, השינוי במחירים, הכנסות המדינה ממסים וההכנסות האחרות, המשמשות לבניית התקציב לשנת 2019. החלק מכיל חמישה פרקים: פרק א' מתאר בקצרה את המתודולוגיה לבניית התחזיות ובוחן את התחזיות שעמדו בבסיס התקציב לשנים 2018-2017 בהשוואה להתפתחויות בפועל; פרק ב' מציג את ההנחות המרכזיות לתחזיות המקרו-כלכליות

העומדות בבסיס התקציב לשנת 2019; פרק ג' מציג את התחזיות המקרו-כלכליות; פרק ד' מפרט את הסיכונים לתחזיות ומציב תרחישי התפתחות אלטרנטיביים; פרק ה' מציג את התחזיות להכנסות המדינה לשנת 2019.

פרק א': המתודולוגיה לבניית התחזיות והשוואה של התחזיות בבסיס התקציב לשנים 2017-2018 להתפתחויות בפועל ולתחזיות עדכניות

לצורך בניית התחזיות, אגף הכלכלן הראשי פיתח ארבעה מודלים אקונומטריים, כדלהלן:

מודל חיזוי למדד המחירים לצרכן

מודל חיזוי לתוצר, רכיביו ומצרפי שוק העבודה

מודל לחיזוי הכנסות הממשלה ממיסים ואגרות

מודל לחיזוי הכנסות אחרות של הממשלה.

המודלים משתמשים בבסיס נתונים משותף ומניחים הנחות דומות לגבי משתנים אקסוגניים. התחזיות המתקבלות ממודלים 1 ו-2 לעיל משמשות לחיזוי ההכנסות ממיסים ואגרות ולחיזוי ההכנסות האחרות, תוך ביצוע התאמות במקרים של שינויים משמעותיים במצב הביטחוני, אירועים כלכליים שאינם נכללים במודל החיזוי, שינויי חקיקה שמשפיעים על הפעילות הכלכלית וכולי.

בהתאם לנוהל הכנת התחזיות, נערכה התייעצות עם נציגים מבנק ישראל ומהמועצה הלאומית לכלכלה, ולראשונה התקיימה התייעצות עם גופים מהמגזר הפרטי במסגרת פרויקט "תחזית הקונצנזוס" (ראה תיבה 1 בהמשך). התייעצויות אלו הן חלק מבני והן מסייעות להתמודד עם אי-הוודאות הנגזרת מאופק החיזוי הארוך.

לוח 1 משווה בין התחזיות שעמדו בבסיס התקציב לשנים 2017-2018, לבין הנתונים בפועל בשנת 2017 ותחזית עדכנית לשנת 2018. התחזיות לתקציב 2017-2018 הוכנו באוגוסט 2016. ככלל, למעט תחזית האינפלציה, מרבית התחזיות המקרו-כלכליות היו קרובות להתפתחויות בפועל. כך, קצב הצמיחה בשנת 2017 היה גבוה במעט ביחס לתחזית המקורית (3.0% לעומת 2.7%), מספר המועסקים התרחב מעט מעבר לתחזית (2.1% לעומת 1.9%) וכן שיעור האבטלה הממוצע היה נמוך מהתחזית (4.3% לעומת 4.8%). הגידול בשכר הנומינלי היה בהתאם לתחזית. מנגד, קצב האינפלציה בפועל היה נמוך מהתחזית (יעד האינפלציה של הממשלה אינו מושג זה השנה הרביעית ברציפות). קצב האינפלציה הנמוך מהצפוי הוביל גם לפער בין מחירי התוצר החזויים לאלו שנרשמו בפועל.

שנת 2017 היא שנת שיא מבחינת היקף ההכנסות החד-פעמיות האחראיות לרוב המוחלט של העודף שנרשם בהכנסות המדינה. כך, הקדמת משיכת דיבידנדים כתוצאה מההפחתה הזמנית של שיעור המס (שלא נכללה בתחזית התקציב) הניבה בשנת 2017 הכנסות של למעלה מ-11 מיליארד ש"ח וכן מס רווחי הון ממכירת חברות ומהנפקות תרם כ-5.9 מיליארד ש"ח נוספים (ראו פירוט בפרק ה'). בנוסף, כ-0.8 מיליארד ש"ח בגין המבצע צפויים להתקבל בשנת 2018. בסך הכול, לעומת תחזית התקציב, נרשם עודף הכנסות ממיסים של 12 מיליארד ש"ח. במקביל, ההכנסות האחרות היו גבוהות בכ-1.3 מיליארד ש"ח ביחס לתחזית התקציב. עיקר העודף מקורו בביצוע גבוה מהחזוי בסעיף הכנסות המוסד לביטוח לאומי (1.1 מיליארד ש"ח) ובשינוי רישומי שבוצע בסעיף הכנסות מאגרות והועבר לסעיף יתר הכנסות אחרות (0.7 מיליארד ש"ח; ראו הרחבה בהמשך). העודף קוזז באופן

חלקי, בין היתר בשל דחיית יישומם של חלק מצעדי המדיניות שאמורים היו להגדיל את ההכנסות בסעיף "יתר ההכנסות האחרות". שינויים אלו הובילו, בין היתר, לעדכון בסיס תחזית התקציב המובאת בחלק זה.

תהליך הכנת התקציב מחייב גיבוש תחזיות מקרו-כלכליות וצפי להכנסות המדינה כבר בשלב מוקדם, כאשר יכולת העדכון של התחזית לאינדיקטורים המרכזיים במהלך חודשי העבודה על התקציב מוגבלת. התחזית אשר מוצגת בחלק זה ומשמשת לקביעת מסגרות התקציב נערכה באוקטובר 2017.

לוח 1 : התממשות תחזיות התקציב לשנים 2017-2018

(תחזית תקציב מקורית ביחס להתפתחויות בפועל או תחזיות מעודכנות)

	2017		2018	
	תחזית התקציב	בפועל (או תחזית עדכנית)	תחזית התקציב	תחזית מעודכנת
צמיחה (ב-%)	2.7	3.0	2.8	3.2
השינוי במחירי התוצר (ב-%)	1.1	0.2	1.8	0.9
תוצר נומינלי (מיליארדי ש"ח)	1,249.7	*1,258.4	1,306.8	1,309.1
מדד מחירים לצרכן (ב-%)	1.1	0.2	1.4	0.7
הגידול בשכר הנומינלי (ב-%)	3.1	**3.1	3.1	2.6
הגידול במועסקים (ב-%)	1.9	**2.1	1.7	2.1
בלתי מועסקים (ב-% מהמשתתפים)	4.8	**4.3	4.8	3.9
גביית מיסים (במיליארדי ש"ח)	***294.5	****306.5 (310.7)	307.2	307.6
הכנסות אחרות (במיליארדי ש"ח)	28.2	29.5	30.6	30.5

* במהלך שנת 2017 בוצע עדכון לאחור של נתוני התוצר על ידי הלמ"ס

** על פי נתונים בפועל בשנת 2017.

*** התחזית אינה כוללת את ההכנסות בגין הקדמת משיכת דיבידנדים כתוצאה מההפחתה הזמנית בשיעור המס.

**** בניכוי הקדמת הפרשה לקרן מס רכוש בסך 4.2 מיליארד ש"ח ושינוי רישום אגרות בסך כ0.7 מיליארד ש"ח. השינוי הרישומי של האגרות מקוזז בגידול בהיקף דומה בסך ההכנסות האחרות.

פרק ב': הנחות המודלים ונושאים רלוונטיים לתחזית

מגמות כלכליות בישראל ובעולם

בשנת 2017 חל שיפור משמעותי בסביבה הכלכלית הגלובלית. הצמיחה העולמית באה לידי ביטוי גם בהתאוששות הסחר העולמי, אשר קצב צמיחתו צפוי לעמוד על 4.2%, קצב התואם לראשונה מזה מספר שנים את התחזיות המוקדמות של הגופים הבין-לאומיים. מגמות נוספות המעידות על התרחבות בפעילות הכלכלית הן העלייה במחירי הסחורות, המעבר ל"צמיחה מאוזנת" (קרי, צמצום הפערים בקצב הצמיחה בין המדינות המפותחות למדינות הפריפריה בגוש האירו), השיפור בשווקי העבודה במדינות המפותחות, והמשך העליות בשווקי ההון.

אומדן הלמ"ס לקצב הצמיחה בשנת 2017 עומד על 3.0% (דומה לתחזית הצמיחה המעודכנת לשנה זו – 2.9%). זאת, בהמשך לצמיחה מהירה אף יותר שנרשמה בשנת 2016 (אך זו הושפעה מגורמים חד-פעמיים שגרעו מקצב הצמיחה בשנת 2017). ברקע, המשך הגידול בצריכה הפרטית והציבורית, התאוששות מסוימת בייצוא הסחורות והמשך הגידול המואץ של ייצוא השירותים. האומדן לקצב הצמיחה בשנת 2017 דומה לפוטנציאל, למרות התנודתיות בשיעורי הצמיחה במהלך השנה.

תרשים א': קצב הצמיחה בשנים 1995 עד 2017


10%
8%
6%
4%
2%
0%
-2%
6.5%
6.0%
4.0%
4.2%
3.5%
8.8%
0.1%
-0.2%
1.1%
5.0%
4.1%
5.7%
6.2%
3.0%
1.5%
5.5%
5.2%
2.4%
4.2%
3.5%
2.6%
4.0%
3.0%
1.0%
2.7%
3.5%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
אומדן 2017
2017Q1
2017Q2
2017Q3

מקור: למ"ס.

הצריכה הפרטית חזרה להתרחב על רקע העלייה בסטנדרט הצריכה, בדגש על אוכלוסיות בעלות רמות הכנסה נמוכות יותר, ומונעת מהשיפור המתמשך בהכנסה הפנויה של הפרטים (על רקע עליית השכר המהירה ורמות האבטלה הנמוכות), זמינות אשראי זול והורדות מיסי תצרוכת. כמו כן, הגידול בצריכה הפרטית מושפע מהשיפור המתמשך באמון הצרכנים לגבי עתידם. במקביל, היקף הצריכה הציבורית המשיך להתרחב בדומה לקצב בשנים האחרונות.

לאחר צמיחה מהירה ברכיב ההשקעה בנכסים קבועים בשנת 2016 (בעיקר בזכות שדרוג מפעל אינטל והקדמת רכישת המכוניות על ידי חברות הליסינג), ההשקעות בשנת 2017 צמחו בקצב איטי, אך עדיין נמצאות ברמה גבוהה כשיעור מהתוצר. ההשקעה בבנייה צמחה במהלך שנת 2017 ב-4.9%, אך החולשה בהתחלות בנייה עלולה לפגוע במגמה זו בעתיד.

לאחר שנתיים של התכווצות, ייצוא הסחורות (ללא יהלומים) התייצב בשנת 2017. ההתייצבות הושפעה באופן משמעותי מהאצה בהתרחבות הסחר העולמי, אך בדומה לשנים האחרונות הפער בין ישראל לעולם המשיך להתרחב (ראו תרשים ב'). ייצוא הסחורות צפוי להתחיל לצמוח בשנת 2018, בעיקר בשל הצפי להגברת הייצוא של רכיבים אלקטרוניים.

במהלך העשור האחרון הנתח של ייצוא הסחורות מסך הייצוא נמצא בירידה מתמשכת. ברקע, שחיקת התחרותיות של המשק המקומי הנובעת מגידול בעלויות עבודה, מהתחזקות השקל, מהקיפאון בפריון העבודה, ומחסמים על הסחר (בישראל ובעולם). מנגד, ייצוא השירותים, המשקף במידה רבה את הפעילות של ענפי הטכנולוגיה העילית, משמש מנוע צמיחה מרכזי בשנים האחרונות. תרשים ב' מציג את השינוי המבני שחל בייצוא הישראלי: בשנת 2017 ייצוא השירותים הגיע לכ-44% מסך הייצוא של ישראל, בעוד שבתחילת העשור נתון זה עמד על כ-31% בלבד. השינוי המבני מבטא התמקדות של הייצוא בענפים בעלי פריון גבוה, שיש להם יכולת תחרות בזירה הגלובלית.

תרשים ב': התפתחות ייצוא הסחורות וייצוא השירותים בישראל והסחר העולמי


מדד הסחר העולמי (ציר ימין)
ייצוא סחורות
ייצוא שירותים
ייצוא סחורות ושירותים, מיליארדי ש״ח
משקל מסך הייצוא: 65.6% -2000
משקל מסך הייצוא: שנת 2010- 69.4%
משקל מסך הייצוא: שנת 2017- 56.3%
משקל מסך הייצוא: שנת 2017 - 43.7%
משקל מסך הייצוא: שנת 2010 - 30.6%
משקל מסך הייצוא: שנת 2000- 34.4%
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

מקור: הלמ"ס, CPB

למרות הגידול בהיקף הייצוא, בעודף החשבון השוטף של מאזן התשלומים נרשמה ירידה מסוימת בשנת 2017, לכ-2.8% תוצר. ברקע, עלייה במחירי הסחורות המיובאות שקוזזה חלקית בגידול נוסף בעודף בחשבון השירותים (בזכות ייצוא ענפי הטכנולוגיה העילית והתיירות).

בשלהי שנת 2017 נמצא שוק העבודה בישראל בתעסוקה מלאה. ההגדרה "תעסוקה מלאה" אינה כוללת התייחסויות לאלו אשר אינם מחפשים עבודה באופן פעיל. בתוך כך, במהלך השנה נמשכה הירידה בשיעור האבטלה לצד התייצבות בשיעור ההשתתפות. עצירת הגידול בשיעור ההשתתפות עלולה לשמש סימן אזהרה לגבי השפעת השינויים הדמוגרפיים והשינויים בתמהיל כוח העבודה על שוק העבודה העתידי. בעקבות זאת, יש חשיבות רבה לשימור התמריצים להצטרפות לשוק העבודה. השכר המשיך לעלות בקצב גבוה מאז שנת 2014, מעבר לקצב הגידול בפריון העבודה. הגידול בשכר בשנים האחרונות התמקד בבעלי השכר הנמוך (בעקבות העלאת שכר המינימום) ובמועסקים בענפי הטכנולוגיה העילית (עקב מחסור בכוח אדם מיומן).

קצב האינפלציה נמצא מתחת לטווח היעד מאז שנת 2014. קצב האינפלציה הנוכחי עמד בדצמבר 2017 על 0.4%. על-פי התחזית הנוכחית, קצב האינפלציה יתכנס לטווח היעד של הממשלה (1%-3%) במחצית הראשונה של שנת 2019.

תרשים ג': התשואה הנומינלית הממוצעת הנגזרת מאמידת עקום אפס


3.0
2.5
2.0
1.5
1.0
0.5
0.0
%
ארה"ב
ישראל
1
2
3
5
7
10
15
20
30
מח"מ

שנת 2017 הייתה שנה טובה לשוק ההון הישראלי וטובה אף יותר מכך לשוקי ההון בעולם. בשנת 2017 עלה מדד ת"א 125 בכ- 2.5%, לעומת עלייה חדה במדד הנאסד"ק של כ-25% (התשואות מחושבות לפי המטבע המקומי, כלומר יש לקחת בחשבון גם את השפעתו של שער החליפין) וגידול מהיר במדדי שווקי הון ביפן ובגרמניה. בשנת

2017 התרחב פער הריביות השלילי לעומת ארה"ב, תופעה חריגה בהיסטוריה הכלכלית של ישראל. הפדרל ריזרב ביצע שלוש העלאות ריבית בשנת 2017, והשווקים צופים שלוש עליות נוספות בשנה הקרובה. תרשים ג' מראה כי תשואות האג"ח בישראל נמוכות מאלו של ארה"ב עד משך חיים ממוצע של 10 שנים. במילים אחרות, מדינת ישראל נהנית מיכולת גיוס חוב בעלויות נמוכות במיוחד אף בהשוואה לארה"ב. במהלך שלושת הרבעונים הראשונים של 2017 המשיכה ישראל להיות יעד אטרקטיבי להשקעות זרות, בעיקר בענפי הטכנולוגיה העילית. האפיק הראשון הוא השקעות בחברות הזנק ישראליות, אשר שמרו בשנת 2017 על רמת השיא בגיוסי הון שנרשמה גם בתקופה המקבילה אשתקד, בהיקף שנתי מוערך של כ-5 מיליארד דולר בקצב שנתי. האפיק השני, שהוא במידה רבה תוצאתי להשקעות בחברות הזנק, הוא מכירת חברות (M&A). בשנת 2017 נרשם שיא בהיקף ההכנסות המדינה ממכירת חברות והנפקות - כ-5.9 מיליארד ש"ח (ראה הרחבה בפרק ה').

פרק ג': התחזיות המקרו-כלכליות

קצב הצמיחה החזוי לשנים 2019-2018 עומד על 3.2% ו-3.1% בהתאמה. בדומה לשנים האחרונות, הגידול בצריכה הפרטית והציבורית ימשיך לשמש מנוע צמיחה מרכזי. השינוי העיקרי בתחזית הצמיחה בהשוואה לנתוני הצמיחה של השנים האחרונות הוא הצפי לגידול מהיר יחסית בייצוא (המשך צמיחה מהירה של ייצוא השירותים והתאוששות בייצוא הסחורות). יצוין כי התחזיות המוצגות מבוססות על הנחות תרחיש בסיס לגבי המשך השיפור בכלכלה הגלובלית והיעדר זעזועים במשק הישראלי. בתרחיש הבסיס שוקי ההון יצמחו בקצב מתון (ויישארו ברמת שיא בדומה למצב כיום) ללא משבר משמעותי. לבסוף, בתרחיש הבסיס, צעדי המדיניות בשוק העבודה אינם צפויים להוביל לפגיעה בתעסוקה במגזר העסקי. אופק התחזית הארוך מחייב ניתוח סיכונים ובחינה של תרחישים אלטרנטיביים והשלכותיהם על הצמיחה, על התעסוקה ועל ההכנסות ממיסים (ראו הרחבה בפרק ד').

מבחינת הרכב הצמיחה, **הצריכה הפרטית** צפויה לחזור בטווח התחזית לקצבי צמיחה נורמטיביים-גבוהים (סביב 3.5%). ברקע, כאמור, מגמות יסוד הדומות למגמות שנצפו בשנים האחרונות - גידול בשכר ובתעסוקה, עלייה בסטנדרט הצריכה, זמינות האשראי, ציפיות הפרטים להמשך השיפור במצבם הכלכלי, סביבת הריבית הנמוכה והפחתת המיסוי על תצרוכת. עם זאת, מעבר לאופק תחזית התקציב הגידול בצריכה הפרטית עשוי להתמתן בהדרגה בהתאם להתכנסות הצפויה בשוק העבודה ולעליה בקצב האינפלציה.

גם **הצריכה הציבורית** צפויה להמשיך ולצמוח ואף לרשום האצה בקצב הצמיחה במהלך טווח התחזית, זאת, בין היתר, על רקע כניסתו לתוקף של הסכם הסיוע הביטחוני החדש בין ישראל לבין ארה"ב, שבמסגרתו גדל היקף הסיוע. יצוין כי הסיוע מגולם ברובו ברכיב הייבוא, ולפיכך ההשפעה הרישומית על התוצר היא זניחה.

לאחר שבשנת 2017 נעצרה השחיקה המתמשכת ב**ייצוא הסחורות**, בשנים 2019-2018 צפוי שיפור נוסף. אחד הגורמים לכך הוא השלמת שדרוג מפעל אינטל בדרום. יצוין כי התחזית אינה לוקחת בחשבון השפעות פוטנציאליות שליליות של סגירת מפעלים של חברה גדולה אחרת שנתקלה לקשיים. **ייצוא השירותים** צפוי להמשיך לצמוח בקצב מהיר גם בתקופת התחזית.

לאחר צמיחה מהירה מאד ברכיב **ההשקעה בנכסים קבועים** בשנת 2016, וכצפוי, גידול מתון בשנת 2017, בתקופת התחזית צפויות ההשקעות לצמוח בקצב מתון ביחס לקצב צמיחת התוצר. כפי שמוצג בתרשים לעיל, הגידול

בפריון ההון במגזר העסקי נעצר בשנים האחרונות. התפתחות זו מרמזת כי בהיעדר שיפורים טכנולוגיים, אין במגזר העסקי מחסור בהון פיזי המחייב השקעות בהיקף נרחב.

תרשים ד': רמת הפריון במגזר העסקי (מדד 2000 = 100)


130
120
110
100
90
80
70
60
50
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
פריון העבודה
הפריון הכולל
פריון ההון

מקור: למ"ס, בנק ישראל, עיבודי אגף הכלכלן הראשי

תחזית **האינפלציה** עודכנה כלפי מטה וזו מניחה עלייה הדרגתית ואיטית יותר של מדד המחירים לצרכן. עדכון תחזית האינפלציה צופה חזרה עקבית לקצה התחתון של טווח יעד האינפלציה (1-3 אחוזים) רק במחצית הראשונה של שנת 2019. בתוך כך, בתקופת התחזית צפוי להסתיים השיפור בתנאי הסחר (עקב ההתייקרות של הסחורות המיובאות), וכתוצאה מכך הגידול במדד מחירי התוצר יהיה דומה לקצב האינפלציה.

האוכלוסייה צפויה לגדול בהתאם לתחזית העדכנית של הלשכה המרכזית לסטטיסטיקה. לגבי שווקי ההון, המודל מניח קצב גידול מתון בשיעור שנתי של 5% ביחס לנתון הזמין האחרון. חשוב להדגיש כי מכיוון ששווקי ההון נמצאים כעת ברמת שיא, מדובר בהנחה שאיננה שמרנית ומגלמת סיכונים משמעותיים לצמיחה ולהכנסות המדינה (ראו פרק ד').

כאמור, שוק העבודה נמצא במצב של תעסוקה מלאה, ובתרחיש הבסיס מצרפי שוק העבודה צפויים לשקף את המשך המגמה. הפעימה השלישית והאחרונה של העלאת שכר המינימום שאושרה בשנת 2015 נכנסה לתוקפה בתחילת שנת 2018 והיא צפויה להוביל לעלייה נוספת בשכר הממוצע. השכר במגזר הציבורי צפוי להמשיך לעלות בקצב מהיר בהתאם לסיכומים הקיימים, ואילו עליית השכר במגזר העסקי צפויה להאט ולחזור לקצב נורמטיבי המשקף את הגידול בתוצר לעובד (תוך תיקון חלקי לעליות הגבוהות שנרשמו בשנים האחרונות). במהלך תקופת התחזית צפוי כי הגידול בתעסוקה יתמתן ויהיה דומה לקצב גידול אוכלוסייה בגילאי העבודה.

לוח 2: שיעורי הצמיחה של התוצר הריאלי ומרכיביו

שיעורי צמיחה ריאליים

קצב הצמיחה של:	ממוצע 2004 2013 בפועל	2016 בפועל	2017 אומדן	2018 תחזית	2019 תחזית
תוצר מקומי גולמי (תמ"ג)	4.3%	4.0%	3.0%	3.2%	3.1%
צריכה פרטית	3.9%	6.1%	3.0%	3.6%	3.4%
צריכה ציבורית	2.4%	3.9%	2.8%	3.4%	4.3%
השקעה גולמית	5.5%	8.1%	5.2%	1.3%	2.5%
השקעה בנכסים קבועים	5.6%	11.9%	2.7%	2.0%	2.5%
ייצוא	5.7%	2.5%	2.3%	4.8%	4.1%
ייצוא סחורות ללא יהלומים	7.4%	-1.2%	-4.2%	3.5%	3.5%
ייצוא שירותים	8.2%	6.9%	8.2%	6.8%	5.1%
ייבוא	4.6%	9.4%	3.9%	4.6%	5.1%
התוצר העסקי	4.8%	4.2%	3.2%	3.9%	2.9%

התחזית נערכה באוקטובר 2017.

לוח 3 : תחזית מדד המחירים, 2016–2019 (באחוזים)

שינוי במדד	2016 בפועל	2017 תחזית	2018 תחזית	2019 תחזית
ממוצע לעומת ממוצע השנה הקודמת	-0.5	0.2	0.7	1.1
סוף שנה לעומת סוף השנה הקודמת	-0.2	0.3	1.0	1.2
נובמבר לעומת נובמבר אשתקד	-0.3	0.3	1.0	1.2

התחזית נערכה באוקטובר 2017.

לוח 4: תחזיות שוק העבודה, 2016–2019

	2016 בפועל	2017 תחזית	2018 תחזית	2019 תחזית
שכר				
שכר ממוצע במחירים שוטפים	9,553	9,815	10,075	10,283
שינוי שנתי במחירים שוטפים (באחוזים)	2.2	2.7	2.6	2.1
שינוי שנתי במחירים קבועים (באחוזים)	2.8	2.5	1.9	1.0

	2016 בפועל	2017 תחזית	2018 תחזית	2019 תחזית
מועסקים				
מספר מועסקים (אלפים)	3,737	3,834	3,913	3,988
שינוי שנתי (באחוזים)	2.6	2.6	2.1	1.9
מובטלים (אלפים)	188	164	159	162
שיעור אבטלה (באחוזים)	4.8	4.1	3.9	3.9
שיעור ההשתתפות (באחוזים)	64.1	64.1	64.0	64.0

התחזית נערכה באוקטובר 2017.

לוח 5: התוצר הריאלי והתוצר הנומינלי, 2016–2019

	2016 בפועל	2017 אומדן	2018 תחזית	2019 תחזית
שיעור שינוי בתמ"ג הריאלי (באחוזים)	4.0	3.0	3.2	3.1
תמ"ג במחירים שוטפים (מיליארדי ש"ח)	1220.3	1258.4	1309.1	1371.4
שיעור שינוי בתמ"ג הנומינלי (באחוזים)	5.0	3.1	4.0	4.8

התחזית נערכה באוקטובר 2017.

להלן תחזית הצמיחה העדכנית של משרד האוצר לשנים 2017 עד 2019, בהשוואה לתחזית הצמיחה של בנק ישראל, של קרן המטבע הבינלאומית ושל ארגון ה-OECD:

לוח 6: תחזיות האוצר בהשוואה לגופים מובילים אחרים

	2018	2019
משרד האוצר (אוקטובר 2017)	3.2	3.1
בנק ישראל (ינואר 2018)	3.4	3.5
קרן המטבע (אוקטובר 2017)	3.4	3.0
OECD (אוקטובר 2017)	3.5	3.3

בתהליך הכנת תחזיות התקציב לשנת 2019 נערכה לראשונה התייעצות עם גופים מהמגזר הפרטי ומהאקדמיה במסגרת פרויקט "תחזית הקונצנזוס", בנוסף להתייעצות המתרחשת זה מספר שנים עם נציגים מבנק ישראל ומהמועצה הלאומית לכלכלה. תהליך ההתייעצות מתואר בתיבה 1 להלן.

תיבה 1: תחזית קונצנזוס מקרו-כלכלית

"תחזית קונצנזוס מקרו-כלכלית" הוא פרויקט ראשון מסוגו היוצר רשת של מומחים מהמגזר העסקי, הממשלתי ומהאקדמיה, שמטרתו לנתח את תרחישי ההתפתחות הפוטנציאליים של המשק הישראלי בטווח הקצר והבינוני. הרציונל העומד בבסיס התהליך הוא שימוש בחוכמת ההמונים ככלי להתמודדות עם חוסר הוודאות המאפיין את תהליך החיזוי.

התהליך כולל שלושה שלבים (הפצת שאלון למומחים, כינוס פורום אחת לרבעון ופרסום דוח מסכם) ועוסק בתחומי צמיחת התוצר, שוק העבודה ושערי חליפין.

התהליך הראשון הושלם בדצמבר 2017 ועסק בסיכום השנה החולפת ובצפי לשנת 2018. המגמות המקומיות שהוזכרו בהקשר של צמיחת התוצר היו המשך צריכה פרטית חזקה, גידול בהשקעות והתאוששות בייצוא הסחורות. השפעת הזירה הגלובלית צפויה לבוא לידי ביטוי באמצעות הסחר העולמי הצומח בקצב מהיר, הריבית האפסית, הפחתות המיסים בארה"ב, והגאות המתמשכת בשווקי ההון. בתוך כך, גם הסיכון המרכזי צפוי להגיע מזירה זו: העלייה בקצב האינפלציה עשויה להוביל לשינוי מדיניות של בנקים מרכזיים שיפעלו לריסון המדיניות המוניטרית. היעדר מרווחים בשווקי האג"ח מעיד כי אפשרות זו איננה מתומחרת כהלכה, ולכן מדיניות מרסנת עלולה להוביל לירידה במחירי נכסים פיננסיים. סיכונים נוספים לצמיחת המשק עולים מהקיפאון בפריון, מהמשך תיסוף השקל וממדיניות הגנתית בעולם. הדוח המסכם הראשון פורסם בראשית חודש ינואר באתר משרד האוצר (http://mof.gov.il/ChiefEcon/Pages/ConsensusForecast.aspx).

פרק ד': סיכונים לתחזית ותרחישי התפתחות אלטרנטיביים

התחזיות המקרו-כלכליות המוצגות בפרק זה מבוססות על מערכת מקיפה של הנחות. ההנחות המשפיעות ביותר נוגעות לסביבה הגלובלית (הצמיחה והגידול בסחר העולמי), אם כי גם ההנחות לגבי הפעילות הכלכלית המקומית הן בעלות השפעה משמעותית על התחזיות. אי לכך, אי-התממשותן של ההנחות עלולה להוביל לסטייה מהתחזית המקורית. עקב כך, נדרש מיפוי של סיכונים ותרחישי התפתחות אלטרנטיביים לתחזית, הן בצד המקרו והן בצד תחזית ההכנסות. בהמשך יוצג אומדן להשפעה של אי-התממשותן של מספר הנחות מרכזיות על התחזיות שהוצגו. ניתן כאמור לחלק את הסיכונים לגלובליים/חיצוניים ולסיכונים מקומיים.

בהיבט הגלובלי, ניתן לזהות מספר תחומים שקיים לגביהם חוסר ודאות משמעותי:

- שווקי ההון – העלייה המסתמנת בקצבי האינפלציה עשויה להוביל לשינוי מדיניות בבנקים מרכזיים (מדיניות מוניטרית מרסנת יותר). היעדר מרווחים בשווקי האג"ח מצביע כי אפשרות זו אינה מתומחרת וכי המהלך עשוי להוביל לירידת מחירי נכסים פיננסיים. ירידה משמעותית בשווקי ההון עשויה להיות מתורגמת לירידה בהיקף הרכישות של חברות ישראליות על ידי משקיעים זרים ולירידה במדדי שוק ההון בישראל. שני הערוצים הללו עלולים להשפיע לשלילה על הכנסות המדינה ממיסים בגין רווחי הון.
- הסחר העולמי – לאחר מספר שנים של התאוששות איטית בסחר העולמי, שנת 2017 התאפיינה בצמיחה מהירה יחסית. עם זאת, מגמה זו עלולה להתברר כזמנית, במיוחד לנוכח חשש מהתגברות מדיניות הגנתית במדינות כמו בריטניה וארה"ב. התממשות הסיכון עלולה לפגוע בהתאוששות של ייצוא הסחורות של ישראל ולהשפיע לשלילה על קצב הצמיחה בתקופת התחזית.
- חוסר יציבות גיאו-פוליטית -הסיכונים הנוספים לכלכלה הגלובלית מתרכזים במידה רבה סביב החשש לגבי היציבות הגיאו-פוליטית. בתוך כך ניתן למנות את המתיחות בין ארה"ב לבין צפון קוריאה, החמרה ביחסים בין רוסיה לבין שכנותיה או חשש מהתלקחות נוספת במזרח התיכון.

ברמה המקומית, הסיכון המרכזי נוגע לאפשרות הנסיגה ממצב התעסוקה המלאה במשק. בשנים האחרונות נרשמה עלייה בשכר לצד ירידה של שיעור האבטלה לרמת שפל. עם זאת, ירידה בביקושים במשק, בשילוב עם התייקרות עלות העבודה, עלולה להוביל להאטה בגידול בתעסוקה ולהשפיע שלילית על הביקושים המקומיים בכלל, על הצריכה הפרטית בפרט וכן על הכנסות המדינה ממיסי תצרוכת.

להלן אומדן של ההשפעה של שלושה תרחישים בעלי היתכנות ממשית על הפעילות הכלכלית במשק ועל ההכנסות ממיסים:

תרחיש 1 – משבר משמעותי בשוק ההון

ההשפעה המקומית שנלקחה בחשבון בתרחיש זה מתייחסת הן לירידה בהיקף הרכישות של חברות ישראליות על ידי משקיעים זרים והן לירידה במדדי שוק ההון בישראל. להלן ההנחות שבבסיס הסימולציה:

- מכירות חברות ישראליות (ובהתאם, ההכנסות ממיסים הנובעות ממכירות אלו) מצטמצמות ב-50% ביחס לתרחיש הבסיס.

- תרחיש הבסיס בתחזית מניח גידול במדדי המניות בארץ (ת"א 125) ובעולם (NASDAQ) בקצב שנתי של כ-5% ביחס לנתון האחרון. הסימולציה מניחה אירוע משברי מצומצם בשווקי ההון בהיקף גבוה במעט מזה של שנת 2012 (שבה חל משבר פיסקלי ביוון ומדדי המניות בישראל רשמו ירידות משמעותיות). כמו כן, הסימולציה מניחה כי השפעת האירוע המשברי בשוק ההון גוררת ירידה שנתית של 8.0% במדדי שוק ההון בישראל בשנת 2019, ביחס לתרחיש הבסיס. תוצאות הסימולציה מופיעות בלוח שלהלן:

לוח 7: סימולציה להשפעת תרחיש משבר בשוק ההון על תחזיות הצמיחה וההכנסות ממיסים*

	תחזית ל-2019
שיעור שינוי במדד ת"א 125 – תרחיש הבסיס	5.0%
שיעור שינוי במדד ת"א 125 – תרחיש פגיעה בשוק ההון	-3.0%
היקף הפגיעה במכירת חברות ישראליות ביחס לתרחיש הבסיס**	-50%
השפעה על הכנסות המדינה ממיסים (מיליארדי ש"ח)	-3.0

* הפגיעה בהכנסות ממיסים בתרחיש זה באה לידי ביטוי בעיקר בירידה בהכנסות ממיסים ישירים.

** השינוי בהיקף המכירות במעבר מתרחיש הבסיס לתרחיש הפגיעה.

תרחיש 2 – בלימת ההתאוששות של ייצוא הסחורות

ההנחה בבסיס הסימולציה היא כי קצב הצמיחה של הסחר העולמי מאט בשנת 2019 ב-1.0% ומשפיע שלילית על ייצוא הסחורות הישראלי, על שוק העבודה, על קצב הצמיחה ועל ההכנסות ממיסים. תוצאות הסימולציה מופיעות בלוח שלהלן:

לוח 8: סימולציה להשפעת תרחיש בלימת ההתאוששות בייצוא הסחורות על תחזיות הצמיחה וההכנסות ממיסים*

שנת התחזית	2019
גידול בייצוא סחורות הנגזר מהסחר העולמי – תרחיש הבסיס	3.5%
גידול בייצוא סחורות הנגזר מהסחר העולמי – תרחיש האטה בגידול בסחר העולמי	2.5%
השפעת הפגיעה בייצוא על תחזית הצמיחה**	-0.1%
השפעה על הכנסות המדינה ממיסים (מיליארדי ש"ח)	רוב ההשפעות הפיסקליות לאחר 2019

* האומדן להשפעת הפגיעה בייצוא על תחזית הצמיחה מחושב באמצעות שימוש בגמישות הייצוא הישראלי לסחר העולמי ובמשקלו של הייצוא בתוצר.

** השינוי בקצב בשיעור האבטלה מהווה סטייה ביחס לתרחיש הבסיס לתרחיש הפגיעה.

תרחיש 3 – נסיגה מתעסוקה מלאה

ההנחה בבסיס הסימולציה היא כי בתרחיש האלטרנטיבי שיעור האבטלה יעלה בשנת 2019 בכ-0.5% ביחס לתרחיש הבסיס. במקביל, הסימולציה מניחה האטה של כ-1.0% בקצב עליית השכר בשנת 2018, קרי אי שינוי בבסיס השכר לשנת 2019. תוצאות הסימולציה מופיעות בלוח שלהלן:

לוח 9: סימולציה להשפעת הנסיגה מתעסוקה מלאה על תחזיות הצמיחה וההכנסות ממיסים

שנת התחזית	2019
שיעור הגידול בשכר – תרחיש הבסיס	1.0%
שיעור הגידול בשכר – תרחיש נסיגה מתעסוקה מלאה	0%
השפעה על שיעור האבטלה*	+0.5%
השפעה על הכנסות המדינה ממיסים (מיליארדי ש"ח)	-3.6

* השינוי בקצב בשיעור האבטלה מהווה סטייה ביחס לתרחיש הבסיס לתרחיש הפגיעה.

פרק ה': תחזיות להכנסות המדינה לשנת 2019

מגמות בהכנסות הממשלה בשנת 2017

בשנת 2017 הסתכמו הכנסות המדינה ממיסים ואגרות ב-306.5 מיליארד ש"ח (לאחר העברה של 4.15 מיליארד ש"ח לקרן מס רכוש), עלייה ריאלית של 8.2% לעומת 2016. העלייה נובעת ברובה מהכנסות בעלות אופי חד-פעמי בהיקפים חריגים ברכיב המיסים הישירים. התרחבות התעסוקה והגידול בשכר תרמו אף הם לשיפור בגביית המיסים. מנגד, תוספת נקודות הזיכוי בגין ילדים הקטינה את הגידול בהכנסות במיסים ישירים (ראו אומדנים בהמשך הפרק).

המיסים העקיפים הציגו חולשה: ההכנסות ירדו ב-0.6%, למרות הגידול בצריכה הפרטית. חלק מהחולשה מוסבר על ידי שינוי בתמהיל הצריכה בשנת 2017 ובין היתר ירידת משקלה של צריכת מוצרים בני-קיימא מסך הצריכה הפרטית שהם עתירי מיסוי (חלק מהירידה היא טכנית ונובעת מהקדמת שחרור רכבים ממכס בדצמבר 2016, הקדמה זו הסיטה הכנסות משנת 2017 לשנת 2016). במקביל, הגבייה הושפעה מהורדות מכסים ומיסי קנייה במחצית הראשונה של השנה. בניכוי שינויי חקיקה והסטות, היקף ההכנסות ממיסים עקיפים עלה ב-2.4%, עדיין נמוך בהשוואה לגידול בקצב הצריכה הפרטית בשנה זו.

הכנסות מאגרות עודכנו כלפי מטה בכ-0.7 מיליארד ש"ח (בגין שינוי רישומי), וכתוצאה מכך בסעיף זה נרשמה ירידה של 4.7% לעומת 2016.

לוח 10: הכנסות ממיסים ואגרות

(בשנים 2016 ו-2017, במיליארדי ש"ח)

	2016	2017	שיעור שינוי ריאלי
מיסים ישירים	143.6	168.1	16.8%
מיסים עקיפים	132.5	132.0	-0.6%
אגרות	6.7	6.4	-4.7%
סה"כ	**282.8**	**306.5**	**8.2%**

תרשים ה': הכנסות המדינה ממיסים בשנים 2015 עד 2017

(בחלוקה למיסים ישרים ועקיפים, במחירים שוטפים, מיליארדי ש"ח)


מיסים ישירים
19
17
15
13
11
9
7
ינואר
פברואר
מרץ
אפריל
מאי
יוני
יולי
אוגוסט
ספטמבר
אוקטובר
נובמבר
דצמבר
2015
2016
2017


מיסים עקיפים
14
12
10
8
ינואר
פברואר
מרץ
אפריל
מאי
יוני
יולי
אוגוסט
ספטמבר
אוקטובר
נובמבר
דצמבר
2015
2016
2017

ההכנסות האחרות הסתכמו בשנת 2017 ב-29.5 מיליארד ש"ח, 1.3 מיליארד ש"ח מעל תחזית התקציב לשנים 2018-2017. עיקר העודף בסעיף זה מקורו בביצוע גבוה מהחזוי בסעיף הכנסות המוסד לביטוח לאומי (1.1 מיליארד ש"ח) ובשינוי רישומי שבוצע בסעיף הכנסות מאגרות והועבר לסעיף יתר הכנסות אחרות (0.7 מיליארד ש"ח). מנגד, נרשמה בשנת 2017 גבייה נמוכה במעט ביחס לתחזית בסעיף מע"מ ייבוא ביטחוני (-0.2 מיליארד ש"ח), ובסעיף "יתר הכנסות אחרות" כתוצאה מאי-קבלה ודחייה לשנת 2019 של הכנסות מחברה ביטחוניות שנרשמו בסעיף זה. שינויים אלו הובילו, בין היתר, לעדכון בסיס תחזית התקציב בסעיף הכנסות אחרות.

הכנסות חד-פעמיות

בתהליך חיזוי ההכנסות ממיסים נלקחות בחשבון הכנסות בעלות אופי חד-פעמי (הכנסות אלו אינן ניתנות לחיזוי באמצעות מודלים אקונומטריים), שכן אי אפשר להתעלם מהן, ככל שמדובר בסכומים משמעותיים.

שנת 2017 היא שנת שיא מבחינת היקף ההכנסות החד-פעמיות האחראיות לרוב המוחלט של העודף שנרשם בהכנסות המדינה. כך, הקדמת משיכת דיבידנדים כתוצאה מהפחתה זמנית בשיעורי המס שלא נכללה בתחזית התקציב, הניבה בשנת 2017 הכנסות של 11.3 מיליארד ש"ח וכן מיסי רווח הון ממכירת חברות ומהנפקות תרמו 5.9 מיליארד ש"ח נוספים. בנוסף, כ-0.8 מיליארד ש"ח בגין המבצע יתקבלו בשנת 2018. זאת בהשוואה לשנים 2016-2012, שבהן ההיקף השנתי הממוצע של כלל ההכנסות החד-פעמיות עמד על 4 מיליארד ש"ח. ברקע, השיא בתמחור הנכסים בשווקי ההון בעולם. בסך הכול, לעומת תחזית התקציב, נרשם עודף הכנסות ממיסים של 12 מיליארד ש"ח (עקב הקדמת הפרשה לקרן מס רכוש, העודף הוא גבוה יותר ועומד על 16.2 מיליארד ש"ח).

הכנסות בעלות אופי חד-פעמי בהיקף כזה חריגות בכל קנה מידה, ואינן צפויות לחזור על עצמן בשנים הקרובות. עם זאת, בשל הגידול החריג בהיקף הכנסות אלו בשנה החולפת, ובהנחה שמדדי שוק ההון יישארו ברמות שיא, בוצע עדכון להנחה לגבי היקף ההכנסות החד-פעמיות בבסיס תחזית הגבייה, כך שיעמדו על 2 מיליארד ש"ח בכל אחת מהשנים 2019-2018.

תרשים ו': הכנסות חד-פעמית בשנים 2012 עד 2017

(מיליארדי ש"ח)


14
12
10
8
6
4
2
0
3.7
2.1
4.4
1.7
1.8
1.3
1.4
1.0
1.8
0.6
11.3
5.9
2012
2013
2014
2015
2016
2017
שומות גבוהות
צעדי מדיניות
רווחי הון

ההכנסות החריגות נחלקות לשלושה סוגים:

- **הכנסות בגין מכירת חברות גדולות** – מדובר בסכומים גבוהים אשר מתקבלים לרוב אחת לכמה שנים. בשנים 2012 עד 2016 נרשמו שלוש עסקאות כאלה (כדוגמת עסקת מכירת חברת Waze בשנת 2014), ובשבע השנים שקדמו לשנים 2012 עד 2016 נרשמה עסקה אחת בלבד בסדר גודל משמעותי. בשנת 2017 נרשם שיא בהיקף ההכנסות ממכירת חברות והנפקות אשר הניבו הכנסות ממיסים בסכום חריג הנאמד ב-5.9 מיליארד ש"ח.
- **הכנסות גבוהות באופן חריג בעקבות שומות שנסגרו** – סגירת שומה איננה אירוע חריג, אך כאשר הסכומים עוברים את רף ה-800 מיליון ש"ח בגין חברה בודדת, יש להחשיב הכנסות אלה כחד-פעמיות. לעיתים קיים פער של מספר שנים בין מועד התרחשות הפעילות הכלכלית שבגינה נוצרה ההכנסה החייבת במס זה לבין מועד תשלום המס.
- **הכנסות חריגות כתוצאה מצעדי מדיניות** – קיימים צעדי מדיניות אשר מטרתם להגדיל את הכנסות המדינה (לדוגמה: מ"רווחים כלואים") או כאלה המביאים לגבייה חד-פעמית גבוהה כתוצר לוואי. הכנסות מהקדמת משיכת דיבידנדים כתוצאה מהפחתה זמנית בשיעורי המס בשנת 2017 נכללות בקטגוריה זו.

תיבה 2: גביית מס חריגה בשל משיכת דיבידנד בשנת 2017 והשלכות המהלך בשנים הקרובות

בשנת 2017 נקבעה הוראת שעה שלפיה יוכלו בעלי מניות מהותיים לשלם מס דיבידנד של 25% במקום 33% (30% מס דיבידנד + 3% מס ייסף) בכפוף לעמידה בתנאים אלה:

- רווחים שנצברו יחולקו עד ליום 31 בדצמבר 2016;

- תקופת ההטבה היא זמנית ותוקפה הסתיים בסוף חודש ספטמבר 2017;

- סכום ההכנסה של בעל מניות מהותי בשנים 2017 עד 2019 (כגון: הכנסת עבודה, דמי ניהול, ריבית ותשלומים אחרים) פחות הדיבידנד שקיבל אינו קטן מממוצע התשלומים ששולמו לו על-ידי החברה בשנים 2015 ו-2016.

חברת "ארנק" היא חברת מעטים אשר הכנסות בעלי מניותיה הוסבו לחברה במטרה לחסוך תשלומי מיסים ודמי ביטוח לאומי כתכנון מס. עד תיקון החקיקה נוצר מצב שבו "כלואים" מיליארדי ש"ח בחברות אלו עד למועד בו יחליטו בעלי המניות לחלקם כדיבידנד. התיקון קבע כי הכנסת חברת מעטים, הנובעת מפעילות יחיד אשר מעניק שירותים באמצעותה, יראו בה כאילו היו אלה הכנסותיו שלו משכר עבודה או מעסק, ועל כן תְּמוּסֶּה באופן אישי.

אומדנים לגבי השפעת המהלכים על הכנסות המדינה מופקים על-ידי הגורמים המקצועיים הרלוונטיים. הערכה לגבי היקף המהלך שנכללה בתחזית הגבייה במסגרת מסמך תוכנית התקציב הרב-שנתית מחודש יוני 2017 עמדה על 1.0 מיליארד ש"ח (והתקבלה מרשות המיסים). יצוין כי על המהלך הוחלט לאחר הגשת הצעת התקציב, ולפיכך ההכנסה הצפויה בגינו לא נכללה בתחזית הכנסות המדינה לשנת 2017. כך לא נכללו גם השפעות המהלך על ההכנסות מדיבידנד משנת 2018 ואילך.

בפועל, ההכנסות שהתקבלו בגין המהלך הן בקנה מידה חריג ביחס להערכה, ועמדו על 11.3 מיליארד ש"ח בשנת 2017. כ-0.8 מיליארד ש"ח נוספים צפויים להתקבל במהלך שנת 2018. זליגת ההכנסות לשנת 2018 נובעת מאפשרות פריסת תשלום המס שניתנה לחברות על-ידי רשות המיסים לקראת המועד המקורי לסיום הוראת השעה (30 בספטמבר 2017). היקף התקבולים בפועל בגין המהלך הוא חריג בהשוואה לשני אירועים שהיו קשורים בשנים האחרונות בתשלומי דיבידנד. כך, במסגרת מבצע "רווחים כלואים" בשנת 2013 התקבלו כ-4.4 מיליארד ש"ח ותשלום דיבידנד חריג בינואר 2012 הניב כ-3.7 מיליארד ש"ח.

הקף גביית דיבידנד, 2014-2017

(מיליארדי שקלים)


15.6
4.4
4.3
3.3
2014
2015
2016
2017

למהלך צפויה להיות השפעה על הכנסות המדינה ממיסים בשנים הקרובות. מצד אחד, היקף ההכנסות החריג מעיד על הקדמת תשלומי מס עתידיים, ולפיכך צפוי להשפיע לשלילה על ההכנסות העתידיות. מצד אחר, הפגיעה בהכנסות בשנת 2018 צפויה להיות מקוזזת חלקית על ידי פריסת תשלומי המס. בנוסף, בעקבות ההיקף החריג של המהלך, בוצע עדכון של אומדן ההכנסות בגין מיסוי "חברות ארנק" (תוספת של 300 מיליון ש"ח לאומדן המקורי החל משנת 2019). בהתאם למגמות האמורות לעיל, בוצעה סימולציה באשר להשפעת המהלך על הכנסות עתידיות. על-פי התוצאות, למהלך השפעה נטו שלילית בשנים 2018-2019 אשר פוחתת בהמשך. יש לציין כי קיימת אי-וודאות רבה לגבי השפעת המהלך על הכנסות בעתיד ואף לגבי דפוסי תשלומי המס של החברות.

לוח 11: התפתחות בתחזית הכנסות ממיסים לשנים 2017-2018 בהשוואה לתחזית התקציב לשנים 2017-2018

שנת תקציב	2017	2018
תחזית תקציב 2017-2018	**294.5**	**307.2**
תחזית אוקטובר 2017 (נומרטור)	311.5	309.6
אי-מימוש אגרת ריבוי נכסים		-0.4
קיזוז בגין מבצע דיבידנד		-1.0
הורדת מכסים ומיסי קנייה		-0.8
שינוי רישומי בסעיף האגרות*	-0.65	-0.65
הפרשה לקרן מס רכוש	-4.15	0.8
תחזית מותאמת	**306.8**	**307.6**
גבייה בפועל	**306.5**	

* ההכנסות הנ"ל מוסטות מרישום בסעיף האגרות להכנסות אחרות.

כאמור, העודף בהכנסות ממיסים בפועל לעומת תחזית התקציב, נבע ברובו מהכנסות חד-פעמיות בהיקף חריג: 11.3 מיליארד ש"ח בגין הקדמת תשלום מס על משיכת דיבידנד וכן 5.9 מיליארד ש"ח בגין מכירת חברות והנפקות). ההכנסות ממיסים בפועל נמוכות מהתחזית המותאמת ב-0.3 מיליארד ש"ח, לאחר הטמעת שינוי רישומי בסעיף אגרות.

התחזית האקונומטרית לשנת 2018 מתבססת על נתוני גבייה בניכוי הכנסות חד-פעמיות. לפיכך, ההכנסות החריגות בשנת 2017 אינן באות לידי ביטוי בתחזית לשנת 2018. התחזית לשנת 2018 עודכנה כלפי מטה, לעומת פרסום אוקטובר 2017, בעקבות אי-מימוש החקיקה להטלת אגרת ריבוי נכסים וקיזוז ההכנסות בגין השפעת הקדמת משיכות הדיבידנד לשנת 2017 והטמעת שינוי רישומי בסעיף האגרות.

צעדי מדיניות עם השלכות על הכנסות המדינה שההחלטה לגביהם התקבלה במהלך 2017

במהלך שנת 2017 הוחלט על מספר צעדים להפחתת מיסוי הן ישיר והן עקיף. סך עלות הצעדים הוערך בכ-2.0 מיליארד ש"ח ב-2017, ובכ-3.2 מיליארד ש"ח ב-2018.

לוח 12: השפעת צעדי מדיניות על הכנסות ממיסים, מיליארדי ש"ח

	2017	2018	2019
מתן נקודות זיכוי להורים לילדים צעירים	-1.5	-1.7	מחייב הארכה במסגרת התקציב
הפחתת מכסים ומיסי קנייה – אפריל 2017	-0.45	-0.65	
הפחתת מכסים ומיסי קנייה – דצמבר 2017		-0.8	
סך כול עלות התוכנית	**-2.0**	**-3.15**	

לשינויים בצעדים בתחום ההכנסות האחרות אשר הוחלטו במהלך שנת 2017, השפעה מהותית על התחזית בשנים הקרובות. בתוך כך, בעקבות ביטול ודחייה לשנת 2019 של חלק מהצעדים בסעיפי ההכנסות האחרות, היקפם העדכני של הצעדים לשנת 2018 צפוי להסתכם בכ- 1.5 מיליארד ש"ח. בנוסף לכך, השינוי הרישומי ברכיב האגרות שהתבצע בשנת 2017 והגדיל את היקף ההכנסות האחרות בכ-0.7 מיליארד ש"ח בשנה זו, הוא שינוי פרמננטי. ככזה, הגידול הנ"ל בהכנסות האחרות צפוי גם בשנת 2018.

תחזית הכנסות הממשלה לשנת 2017

בצד ההכנסות, היקף גביית המיסים (לאחר ניכוי גבייה חריגה) צפוי לצמוח בשנים 2019-2018 בקצב נורמטיבי, שהוא מעט מעבר לקצב התרחבות התוצר. הצפי נשען על הרכב התוצר בשנת 2019 הצפוי, כבעבר, להיות מובל על ידי גידול בצריכה הפרטית (עתירת מיסוי), לצד התאוששות בייצוא וגידול בצריכה הציבורית. במקביל, בתרחיש הבסיס שוק העבודה שומר על רמות תעסוקה הגבוהות (בדומה להיום) – באופן שתורם להכנסות ממיסים ישירים. התחזית המוצגת להלן אינה כוללת צעדי מדיניות בתחום ההכנסות, אשר יפורטו בחלק ו'.

לוח 13: תחזית הכנסות המדינה וגבייה בפועל, מיליארדי ש"ח

	2016 בפועל	2017 בפועל	2018	2019 תחזית
תחזית הכנסות המדינה	**322.1**	**336.0**	**338.7**	**353.7**
מזה:				
(1) תחזית הגביה ממיסים ואגרות	282.8	306.5	*307.6	**323.2
מיסים ישירים	143.6	168.1	163.6	171.5
מיסים עקיפים	132.5	132.0	*137.5	145.0
אגרות	6.7	6.4	*6.5	6.7
(2) הכנסות אחרות	39.3	29.5	31.1	30.5

* כולל הורדות מיסים עקיפים שלגביהן הוחלט בדצמבר 2017 (בסך 0.8 מיליארד ש"ח), ושינוי רישומי בסעיף אגרות בסך 0.65 מיליארד ש"ח. הורדה זו מקוזזת על ידי הקדמת הפרשות לקרן מס רכוש שבוצעה בדצמבר 2017.

** תחזית זו לא כוללת את ההשפעות של החלטות להפחתת מיסים שהתקבלו בשנת 2017 ומחייבות הארכת תוקף, כך שיחולו גם על שנת 2019. לאחר התאמות, התחזית לשנת 2019 עומדת על 321.9 מיליארד ש"ח.

תחזית ההכנסות ממיסים ואגרות ל-2019 עומדת על 323.2 מיליארד ש"ח. לעומת תחזית הנומרטור, בוצע עדכון כלפי מטה בעקבות אי-מימוש אגרת ריבוי נכסים, קיזוז בגין הכנסות חריגות מדיבידנדים אשר התקבלו ב-2017 ושינוי רישומי בסעיף האגרות. מנגד, אומדן ההכנסות החד-פעמיות הוגדל ב-0.5 מיליארד ש"ח (כפי שתואר לעיל). התחזיות משקפות גידול של 3.9%, זאת בהשוואה לתחזית צמיחת התוצר בשיעור של 3.1%.

תחזית הגבייה של המיסים הישירים – בשנת 2019 צפויות ההכנסות ממיסים ישירים להסתכם ב-171.5 מיליארד ש"ח, עלייה ריאלית של 3.7% לעומת השנה הקודמת. הגידול בתחזית תואם את התרחבות נפח השכר לצד המשך הגאות בשוק ההון (שהוא אחד הסיכונים המרכזיים בתחזית, לפירוט ראה חלק ד').

תחזית הגבייה של המיסים העקיפים – הצמיחה בשנת 2019, בדומה לשנים האחרונות, צפויה להיות מובלת על ידי גידול בצריכה הפרטית, אשר ישפיע על ההכנסות ממיסים עקיפים. יש לציין כי התחזית לשנת 2019 אינה כוללת הפסד הכנסות בגין הארכת תוקף של הורדות מיסים בהיקף של 1.5 מיליארד ש"ח. לאחר התאמות, ההכנסות ממיסים עקיפים צפויות לגדול ב-3.2%, בהתאם לשיעור ההתרחבות של הצריכה הפרטית.

תחזית הכנסות אחרות – תחזית ההכנסות האחרות לשנת 2019 עומדת על 30.5 מיליארד ש"ח, ירידה קלה ביחס להיקף ההכנסות החזוי בשנת 2018. עם זאת, בניכוי צעדי המדיניות שאושרו בחוק ההסדרים לשנת 2018 (קרי, בחינת המגמה בהתפתחות ההכנסות האחרות), התחזית לשנת 2019 משקפת גידול שנתי של 3.2%. העלייה האיטית בהיקף ההכנסות האחרות, ביחס להכנסות ממיסים, נובעת במידה רבה מכך שרכיב הכנסות המוסד לביטוח לאומי מושפע בעיקר מהשכר, הצפוי לעלות בקצב איטי יותר מהעלייה הצפויה בתוצר. ביתר רכיבי ההכנסות האחרות צפויה יציבות יחסית, למעט עלייה קלה בהיקף ההכנסות הצפויות ממע"מ בגין הסיוע הביטחוני, בשל כניסתו לתוקף של הסכם הסיוע החדש עם ארה"ב. התחזית לסך ההכנסות האחרות בשנת 2019 עודכנה מעט כלפי מעלה מאז הפרסום הקודם (1.1 מיליארד ש"ח ביחס לתחזית נובמבר 2017), בעיקר בסעיף הכנסות המוסד לביטוח לאומי. מקורו של העדכון בעודף בגבייה בפועל של המוסד ביחס לתחזית בשנת 2017. במקביל, השינוי הרישומי שנערך בסעיף אגרות בשנת 2017, משפיע גם הוא על התחזית בשנים לאחר מכן. חשוב להדגיש לגבי ההכנסות האחרות כי התחזית לטווח הבינוני-ארוך בסעיף זה טומנת בחובה הנחות לגבי ההתפתחויות העתידיות בתחומים שיש בהם רמה גבוהה של אי-וודאות, דוגמת ההשפעה של הכבדת המיסוי על "חברות הארנק" על הכנסות המוסד לביטוח לאומי.

בדיקת הסבירות לתחזית ההכנסות העדכנית

קיימים שני אינדיקטורים מרכזיים לבחינת סבירות תחזית הגבייה לעומת תחזיות מקרו-כלכליות:

- ערכי הגמישות של הכנסות ממיסים ומאגרות ביחס לתוצר (הגמישות משקפת את אחוז הגידול הריאלי בהכנסות המדינה בהשוואה לקצב הצמיחה).
- נטל המס כאחוז מהתוצר.

בשנת 2017 גדל היקף הכנסות המדינה ממיסים בשיעור של 4.8% (במחירים קבועים, המשלבים את מדד מחירי התוצר ומדד המחירים לצרכן ובהתאמה לשינויי מדיניות והכנסות חד-פעמיות), קצב שהיה גבוה פי 1.6 מקצב הצמיחה במשק. הגמישות גבוהה יחסית, אך נמוכה במעט מזו של השנתיים הקודמות. על פי התחזית, הגמישות תמשיך לרדת, ובשנת 2018 היא צפויה לחזור לטווח הנורמטיבי (1.2-1.0).

תרשים ז': גמישות הגידול היראלי* במיסים ביחס לקצב הצמיחה


3.0
2.5
2.0
1.5
1.0
0.5
0.0
כולל התאמות
ללא התאמות
0.6
1.1
1.3
2.2
1.6
1.7
1.3
1.6
2.7
1.2
1.1
2014-2011
2015-2014
OECD
2015
2016
2017
2018
2019

* עקב הפער בין השינוי במדד מחירים לצרכן ומדד מחירי התוצר, בחישוב הגמישות נלקח מדד המשלב את השינויים בשני מדדי המחירים במשקל שווה.

נטל הכנסות הממשלה מורכב מנטל המס ומנטל ההכנסות האחרות. התפתחות הנטל בשנים האחרונות הושפעה משינויים במדיניות המיסוי – שיעורי המס היו במגמת ירידה בשנים 2009-2003 ומשנת 2010 התהפכה המגמה. כמו כן, הגבייה בשנים 2017-2012 הושפעה מהכנסות בעלות אופי חד-פעמי (ראה תיבה 2), לצד הכנסות שהתקבלו בגין רווחי הון עקב מכירת חברות גדולות. בנוסף, בשנים האחרונות מושפע נטל הכנסות הממשלה מגאות בשוק העבודה, משיעורי אינפלציה נמוכים (בעיקר בהשוואה למחירי תוצר) ומהרכב צמיחה תומך מיסוי.

בשנת 2017 הגיע נטל המס לרמה גבוהה בהשוואה לשנים האחרונות, בשל שיא בהכנסות חד-פעמיות. מכיוון שההכנסות החד-פעמיות אינן נכנסות לבסיס התחזית לשנים הבאות (באופן ישיר), נטל המס צפוי לחזור בשנים 2019-2018 לרמה דומה לזו של שנת 2016. גם בטווח ארוך יותר, בניכוי השפעת שינויי המדיניות נטל המס צפוי להיוותר ברמה של 23.5%.

נטל ההכנסות האחרות ירד בשנת 2017 בשל שינוי רישומי, שבמסגרתו הסיוע האמריקני אינו נכלל יותר בהכנסות אחרות. מעבר לכך, בטווח ארוך צפויה ירידה נוספת במשקל ההכנסות מהתוצר בשל השחיקה ההדרגתית בהיקף מלוות המוסד לביטוח לאומי. מנגד, תחילת הפקת הגז משדה לוויתן ומשדות אחרים תניב תמלוגים ותתרום בטווח הארוך להיקף הכנסות אחרות.

תרשים ח': נטל הכנסות הממשלה (אחוזי תוצר, לא כולל צעדים מתוכננים)


נטל המס
נטל ההכנסות האחרות
סך נטל הכנסות המדינה
33.0
31.0
29.0
27.0
25.0
23.0
21.0
19.0
17.0
15.0
31.0 29.5 30.8 29.5 29.5 30.4 31.0 30.4 28.0 25.2 25.6 25.5 24.8 25.4 25.6 25.8 26.7 26.7 25.9 26.0
4.0 2.9 5.1 4.6 4.5 5.1 5.0 4.4 4.3 3.4 3.2 2.9 2.8 2.7 2.6 2.7 3.3 2.3 2.4 2.4
27.0 26.6 25.7 24.9 25.0 25.3 26.0 26.0 23.7 21.8 22.4 22.6 22.0 22.7 23.1 23.1 23.4 24.4 23.5 23.6
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018* 2019*

*תחזית.

תחזית המיסים לשנים 2018 ו-2019 חושבה באמצעות מודל אקונומטרי. תחזית המודל לגידול בהכנסות ממיסים מתבססת על תחזיות למשתני המקרו (כגון צמיחה, תעסוקה ומחירים) ומתחשבת בשינויי החקיקה הצפויים להשפיע על הכנסות ממיסים. התחזית משקפת את התרחיש הסטטיסטי הסביר ביותר. עם זאת, תחזית הגבייה, כמו כל תחזית סטטיסטית אחרת, איננה ודאית. הניתוח שלהלן מציג את חוסר הוודאות הגלום בתחזית באמצעות שיטת ה-.VAR VAR) – Value at Risk היא שיטה מעולם ניהול סיכונים, המבטאת את ההפסד המקסימלי במונחי גביית המיסים, בהסתברות נתונה). לדוגמה, אם קובעי המדיניות מעוניינים בהיקף הכנסות ממיסים בהסתברות של לפחות 75% (בהשוואה ל-50% בתרחיש הבסיס), יש להפחית את התחזית ב-12 מיליארד ש"ח.

תרשים ט': ניתוח VAR לתחזית גביית המיסים במספר רמות ודאות


370
350
330
310
290
270
250
2015
2016
2017
2018
2019
268.2
282.8
306.5
307.6
323.2
10%
25%
33%
33%
25%
10%

נספח 1 – אופן חישוב גמישות ההכנסות ממיסים ומאגרות ביחס לתוצר

אומדן גמישות ההכנסות ממיסים ביחס לתוצר חושב על בסיס נתוני הכנסות וצמיחה של שנתיים עוקבות, והשנה הראשונה בכל צמד שנים היא שנת בסיס. מנתוני ההכנסות נוכו סכומים אשר התווספו לגבייה בעקבות שינויי חקיקה (תוספתיים) או הכנסות בעלות אופי חד-פעמי, זאת על מנת שיהיה אפשר להשוות בין הנתונים וליצור אומדן בעל משמעות כלכלית.

כך לדוגמה, בשנת 2019 צפויה גביית מיסים בסך 323.2 מיליארד ש"ח. ערך זה, לאחר ניכוי השפעת שינויי חקיקה תוספתיים ביחס לשנת 2018, ובניכוי השפעת הכנסות חד-פעמיות (בשנת 2017), עומד על 323.5 מיליארד ש"ח. ערך זה יש להשוות להכנסות בסך 308.7 מיליארד ש"ח בשנת 2018 (הגבייה הצפויה של 307.6 מיליארד ש"ח בניכוי הכנסות חד-פעמיות והשפעת שינויי חקיקה), כך שהמיסים צפויים לגדול בשנת 2019 ב-4.8%. גידול זה הוא נומינלי, ובניכוי הגידול במדד המחירים, המשלב מדד המחירים לצרכן ומדד מחירי התוצר, המיסים צפויים לעלות ב-3.4%. היות שהצמיחה הצפויה בשנת 2019 עומדת על 3.1%, הגמישות בשנת 2019 עומדת על 1.1.

לוח 14: אופן חישוב גמישות ההכנסות ביחס לתוצר

ערכי ההכנסות במיליארדי ש"ח במחירים שוטפים

	2016	2017	2017	2018	2018	2019
הכנסות בפועל	**282.8**	**306.5**	**306.5**	**307.6**	**307.6**	**323.2**
גבייה חד-פעמית		5.9	5.9	0.5		0.5
צעדי מדיניות		8.45	11.3	-1.8	-1.8	-1.0
הקדמת הפרשה לקרן מס רכוש	1.5-	-4.2	-4.2	0.75	0.75	
התאמות נוספות	1.8	-0.35	-0.6	0.25		0.25
הכנסות במונחי שנת בסיס	**282.5**	**296.7**	**294.1**	**307.9**	**308.7**	**323.5**
שיעור הצמיחה		3.0%		3.2%		3.1%
מדד מחירים רלוונטי*		0.2%		0.8%		1.4%
גמישות מחושבת		**1.6**		**1.2**		**1.1**

* שיעור שינוי במדד מחירים המשקלל את מדד המחירים לצרכן ומחירי התוצר

חלק ו': שינויי חקיקה מתוכננים והכנסות נוספות בשנת 2019

במסגרת הצעת התקציב לשנת 2019 שאישרה הממשלה נכללים צעדים המשפיעים על היקף ההכנסות הצפוי. האומדן להיקף השינויים הנובעים מיישום הצעדים הוכן על ידי גורמים שונים במשרד האוצר וביחידות הסמך. להלן פירוט הצעדים ותרומתם להכנסות המדינה לשנת 2019, כפי שהוצגו לממשלה:

לוח 15: צעדים בתחום הכנסות המדינה בשנת 2019

צעדי ההתאמה	אומדן להיקף ההכנסות במיליארדי ש"ח שוטפים	הערות
צעדים בתחום המיסים		
צמצום השימוש במזומן	0.53	שינוי הבסיס
העלאת הבלו על הפחם	0.5	שינוי הבסיס
צמצום הסדר סולר	0.1	שינוי הבסיס
העלאת הבלו על פטקוק	0.04	שינוי הבסיס
הפחתת תקרת הפטור ממס על הימורים	0.1	שינוי הבסיס
מיסוי קק"ל	0.1	שינוי הבסיס
העלאת הבלו על חומרים ממיסים	0.15	שינוי הבסיס
הקדמת הפרשות לקרן מס רכוש	1.6	חד-פעמי
תוספת נקודות זיכוי להורים לילדים קטנים	-1.7	שינוי הבסיס
הפחתת מכסים ומיסי קנייה -אפריל 2017	-0.7	שינוי הבסיס
הפחתת מכסים ומיסי קנייה -דצמבר 2017	-0.8	שינוי הבסיס
סך כל הצעדים בתחום המיסים	**-0.08**	
צעדים בתחום ההכנסות האחרות		
תוספת תמלוגים וגידול בגביית דיבידנד	2.5	חד-פעמי
המועצה להסדר הימורים בספורט - רווחים צבורים	0.6	שינוי הבסיס
סך כל הצעדים בתחום ההכנסות האחרות	**3.1**	
סך כל הצעדים בתחום הכנסות המדינה	**3.02**	

שילוב התחזית האקונומטרית עם הצעדים המתוכננים לשנת 2019 מניב תחזית הכנסות כוללת בסך 356.7 מיליארד ש"ח. מזה, הכנסות בגין מיסים ואגרות צפויות להסתכם ב-323.1 מיליארד ש"ח, וההכנסות האחרות יסתכמו ב-33.6 מיליארד ש"ח. יודגש כי מדובר בצעדי מדיניות אשר רובם טרם אושרו סופית ולגבי חלקם קיים סיכוי לאי-התממשות.

תחזית הטבות המס לשנת הכספים 2019

הטבות המס לשנת 2019 יסתכמו על פי התחזית, בכ-66.7 מיליארד ש"ח, שהם כ-21% מהכנסות המדינה ממיסים או כ-4.9% תוצר. מתוך סכום זה יסתכמו ההטבות במס הכנסה ובמיסי נדל"ן בכ-54.0 מיליארד ש"ח, ההטבות במיסים עקיפים בכ-11.9 מיליארד ש"ח וההטבות באגרות בכ-0.8 מיליארד ש"ח.

יש לציין כי להערכת אגף הכלכלן הראשי והממונה על הכנסות המדינה, האומדן האמור מוטה כלפי מטה, שכן לא עלה בידנו לכמת את עלותם של מספר סעיפי הטבות (לדוגמה: פחת מואץ, הפטור ממס הכנסה למלכ"רים או הפטור הניתן לעולים חדשים ולתושבים חוזרים על ההכנסות מחו"ל). יש לציין שסכום זה כולל הטבות במס הממשלתי בלבד ואינו כולל הטבות בדמי הביטוח הלאומי, במס בריאות ובארנונה של הרשויות המקומיות. הטבות אלו עשויות להיות משמעותיות. לדוגמה, בנוסף להטבה במס הכנסה על ההפקדה ועל התשואה, המפקידים בקרנות השתלמות ייהנו בשנת 2019 מהטבה בדמי ביטוח לאומי ובמס בריאות של כ-2.4 מיליארד ש"ח (ראה תיבה ד) ואילו המפקידים בקופות גמל, בקרנות פנסיה ובביטוחי חיים ייהנו מהטבה בדמי ביטוח לאומי ובמס בריאות של כ-5.5 מיליארד ש"ח. כמו כן, הרשויות המקומיות מעניקות הקלות בארנונה של כ-3.9 מיליארד ש"ח, כך שסך הטבות המס בכל הממשלה הרחבה יסתכם בשנת 2019, על פי התחזית, בכ-79 מיליארד ש"ח.

יחד עם זאת, זהו אומדן הטבות המס מוטה כלפי מעלה, שכן הוא מניח שאין גמישות התנהגותית מצד משקי הבית, הפירמות והמלכ"רים. אולם, במציאות קיימת גמישות כזו, כך שבתרחיש שבו הטבות המס היו מתבטלות, התוספת להכנסות המדינה ממיסים הייתה נמוכה מהאומדן המוצג כאן.

יש לציין שתחזית הטבות המס לשנת 2019 לוקחת בחשבון את השינויים בחוק, כדלהלן:

- עד לשנת 2016, הטבת המס לחיסכון פנסיוני חושבה על ידנו רק על רכיב התגמולים. על רכיב הפיצויים לא חושבה הטבת מס, כיוון שהיה בכוחו של המעסיק למשוך או לעקל כספים אלה לטובתו. בחוק ההתייעלות הכלכלית (תיקוני חקיקה להשגת יעדי התקציב לשנות התקציב 2017 ו- 2018), נקבע שרכיב הפיצויים יהיה שייך לעובד, בדומה לרכיב התגמולים. לכן, החל משנת 2017, שונה חישוב הטבת המס לחיסכון פנסיוני והיא תכלול גם את ההטבה בגין רכיב הפיצויים. שינוי שיטת החישוב מגדיל את הטבות המס בכ-5.5 מיליארד ש"ח. כמו כן, על פי אותו חוק, הפטור ממס על הפקדת המעביד לרכיב הפיצויים, שלא היה מוגבל בתקרה עד שנת 2016, הוגבל, החל משנת 2017, עד לתקרה שנתית של 32,000 ש"ח.
- חוק עידוד השקעות תוקן כדי לעודד פעילות מבוססת קניין רוחני בארץ. החל משנת 2017, מוטל מס חברות של 7.5% באזור פיתוח א' או 12% בשאר האזורים (ובמקרים מסוימים אף 6%), על מפעל טכנולוגי, ומס של 4% על חלוקת דיבידנד, שמקורו במפעל טכנולוגי, לחברה בחו"ל. כמו כן, הופחת שיעור המס על הכנסה מועדפת ממפעל באזור פיתוח א' מ-9% ל-7.5%. עלות השינויים נאמדת בכ-0.5 מיליארד ש"ח.
- שיעור המס על הכנסות מהגרלות והימורים הועלה, החל בשנת 2017 מ-30% ל35%. על פי החלטת הממשלה, שטרם אושרה על ידי הכנסת, תקרת הפטור תוקטן החל משנת 2019 מ-50,000 ש"ח ל-10,000 ש"ח.
- החל משנת 2017, אדם שסיים לימודי מקצוע בהיקף העולה על 1,700 שעות זכאי לנקודת זיכוי אחת, במקום חצי נקודת זיכוי עד כה.
- בשנת 2017, הועלה הזיכוי בגין ילדים עד גיל 5, הן לאב הן לאם.

על פי תחזית לשנת 2019, ישנן כ-10 הטבות עם עלות גבוהה מ-1.4 מיליארד ש"ח כל אחת ובסה"כ עלות כוללת של 54.7 מיליארד ש"ח (ראה תרשים ד-1). 10 הטבות אלו מהוות כ-82% מכלל עלות הטבות המס.

תרשים 1: עשר ההטבות עם העלות הגבוהה ביותר (במיליארדי ש"ח, בשנת 2019)


פנסיה (הפקדה וצבירה, בניכוי משיכה)
22.2
זיכוי להורים בגין ילדים
5.5
קרנות השתלמות (הפקדה וצבירה)
5.5
החוק לעידוד השקעות הון
5.0
פטור ממס שבח לדירת מגורים
3.8
הסדר הסולר
3.7
פירות וירקות
3.5
זיכוי לתושבים באזורי פיתוח
2.3
הכנסות מהימורים
1.9
פטור להשכרת דירות מגורים
1.4
0.0
5.0
10.0
15.0
20.0
25.0
מיליארדי ש"ח

מקור: אגף הכלכלן הראשי.

הערה לתרשים: הטבות במס הממשלתי בלבד. לא כולל הטבות בדמי ביטוח לאומי ובמס בריאות.

החישוב שלעיל אינו מביא בחשבון ארבעה גורמים:

- **השפעות צולבות של ביטול הטבה מסוימת על עלות הטבות אחרות.** עלות כל הטבה נאמדה באופן בלתי תלוי מההטבות האחרות, דהיינו בהנחה ששאר סעיפי החוק נשארים ללא שינוי. במס פרוגרסיבי, ביטול שתי הטבות בנפרד אינו דומה לביטולן יחד. נניח לדוגמה שלאדם הכנסה ברוטו של 11,000 ש"ח ושני ניכויים של 1,000 ש"ח כל אחד. נניח גם שמוטל מס של 10% עד 10,000 ש"ח ושל 20% מעל סכום זה. עלות כל הטבה בנפרד מסתכמת ב-200 ש"ח, בעוד ששתי ההטבות ביחד עולות 300 ש"ח. כתוצאה מכך יש האוסרים סכימה של הטבות מס, אך למרות זאת אנו מציגים סיכום של הטבות, עם הסייג שיש לראות בו אינדיקציה בלבד.
- **שינויים אפשריים בהתנהגותם הכלכלית של משלמי המס, כתגובה לביטול ההטבות.** לא נלקח בחשבון, לדוגמה, קיטון אפשרי בצריכת פירות וירקות כתוצאה מהטלת מע"מ.
- **עלות אכיפת הגבייה.** כמו כן, לא נלקח בחשבון השפעת ביטול הטבה כלשהי על עלות האכיפה.
- **השפעת ביטול ההטבות על חלוקת נטל המס.**

למרות הסייגים, החישוב מדגים עד כמה מקיפות הטבות המס ומה גדול מרחב הפעולה שהיה מתאפשר מביטולן.

טיב אומדני הטבות המס והשוואה לשנים קודמות

אומדני הטבות המס סובלים מאי-ודאות גדולה, שכן בהיעדר בסיס נתונים מפורט ועדכני על ניצול הטבות המס, מחושבים האומדנים על פי נתונים חלקיים ובפיגור של מספר שנים אשר מקודמים לערכי שנת התחזית, בהנחה שאין שינויי התנהגות. הנחה זו סבירה בסביבה מקרו-כלכלית ומיסוית יציבה. אולם, בגלל מחזורי העסקים ובגלל השינויים המשמעותיים שמערכת המס עברה החל משנת 2003 (הרפורמה במיסוי שוק ההון והשינויים במיסוי קופות הגמל ובחוק לעידוד השקעות הון), יש לשער שהנחה זו לא מתקיימת במלואה.

נוסף על כך, מדי פעם מתרחב הכיסוי של תקציב הטבות המס. לדוגמה, לפני שנתיים נוסף לפרק הטבות המס הפטור ממע"מ לרכישות מחו"ל דרך האינטרנט וכן ההטבה בגין שיעורי מס קניה מופחתים על רכבים היברידיים וחשמליים.

כמו כן, לעיתים רחוקות, משתנה המתודולוגיה לאמידת העלות של הטבות מס מסוימות. לדוגמה, עד שנת 2012 הוחלט ש"התקן" שלעומתו תחושב ההטבה בהכנסות מהון הוא שיעור המס השולי של מקבל ההכנסה. לחילופין היה אפשר להתייחס למערכת המס הישראלית כמערכת דואלית המטילה שיעורי מס פרוגרסיביים על ההכנסות מעבודה ושיעורי מס מוגבלים על הכנסות מהון בלי לראות בהם הטבה. משנת 2013 ההטבות על הכנסות מהון (כולל שבח מנכסי נדל"ן) מחושבות לעומת שיעור המס של 25%.

לסיכום, כל אלה הם רעשים המונעים השוואה פשטנית של אומדני הטבות המס בין השנים.

ההטבות כהוצאות תקציביות

הטבות המס, או בשמן האחר "הוצאות המס" (Tax Expenditures), מוגדרות כהפסד הכנסות, הנובע מפטורים או מהנחות במיסים, הניתנים לקבוצות שונות של אזרחים או לסוגים שונים של פעילות כלכלית. להלן סיווג של הטבות המס:

סוג הטבה	הגדרה	דוגמאות
פטור	ההכנסה או העסקה פטורה מכל מס	פטור ממע"מ על צריכת פירות וירקות טריים
ניכוי	הפחתה של הוצאה פרטית או של חיסכון מההכנסה החייבת	ניכוי של הפרשה לקופת גמל
זיכוי	הפחתה של המס	זיכוי בגין תרומה למוסד ציבורי
שיעור מס מופחת	מס מופחת על ההכנסה או על העסקה	מס חברות על מפעלים מאושרים
הקדמת ניכוי הוצאה או דחיית חיובה של הכנסה	ניכוי הוצאה לפני מועד חיוב ההכנסה או דחיית חיובה של הכנסה למרות שהופקה	פחת מואץ הגבוה משיעור הפחת הכלכלי או חיוב במס של אופציות לעובדים במועד המימוש ולא במועד ההקצאה

המושג "הוצאות מס" פּוּתַּח בסוף שנות ה-60 של המאה הקודמת במשרד האוצר האמריקני על ידי פרופ' Stanley Surrey, ומשנת 1974 חִייב הקונגרס, לכלול דיווח על הטבות המס בתקציב הממשל הפדרלי. רוב מדינות ה-OECD מפרסמות תקציב הוצאות מס וכן מרבית המדינות ואף חלק מהערים שבארה"ב. בישראל, החל משנת 1986, מצורף דיווח דומה לתקציב המדינה (על פי סעיף 2(ב)(2) לחוק יסודות התקציב – 1985).

פירוט הדיווח אודות הטבות מס שונה ממדינה למדינה, אולם השאיפה היא שדו"ח כזה יכלול, ככל שהמידע קיים, את הפרטים האלה:

- רשימה של הטבות מס;
- עלות של כל הטבה;
- הנהנים מההטבה (לפי עשירוני הכנסות או כל משתנה רלוונטי אחר – מין, מעמד בעבודה, אזור גיאוגרפי וכדומה);
- מטרת ההטבה והאם היא משיגה את יעדה ("מועילות");
- האם השגת היעד היא בעלות אופטימלית ("יעילות");
- האם שלטונות המס דואגים שלא יעשה שימוש לרעה בהטבה (ביקורת זכאות).

הקלות במס נועדו להשיג יעדים כלכליים או חברתיים. לעיתים ההקלה נועדה לעקוף קושי מינהלי, לדוגמה דחיית מיסוי רווחי הון למועד המימוש בגלל הקושי לאמוד רווחים אלה בעת הצבירה. הקלה במס אפשר לתת בין בדרך של צמצום בסיס המס ובין בהפחתת שיעורו. אף בדחיית תשלום המס גלומה הטבה השווה לקבלת הלוואה ללא ריבית.

הגדרת הטבת המס נעשית על פי המאפיינים האלה ("התקן"):

- **בסיס המס** – לדוגמה בסיס מס הכנסה הוא ההכנסה החייבת, ולכן ההכרה בהוצאות עסקיות הכרוכות בייצור ההכנסה אינה הטבת מס. כמו כן, הגדלת שיעורי הפחת עקב שינוי טכנולוגי לא תיחשב כהטבה, אך הגדלה לשם עידוד השקעות תיכלל ברשימת ההטבות. דוגמה נוספת היא הזיכוי לתושב (דהיינו ה-2.25 נקודות זיכוי הניתנות לכל נישום והקובעות את סף המס), בהנחה שהוא שווה ערך לשיעור מס תחילי של 0. לעומת זאת, זיכוי לנשים או לעולים חדשים ייחשב להטבת מס.
- **שיעור המס** – שיעור המס התקני לעומתו מחושבת ההטבה משתנה מהטבה להטבה, כדלהלן:
  - הטבות לחברות בחוק עידוד השקעות הון חושבו לעומת שיעור מס חברות בגובה 23% החל משנת 2018.
  - הטבות במס הכנסה ליחידים, פרט להכנסה משוק ההון, לזכיות בהגרלות והימורים ולהכנסה משכר דירה (ראה הסעיפים הבאים) חושבו לעומת שיעורי המס על הכנסות מעבודה.
  - הטבות להכנסה משוק ההון: עד שנת 2012, הטבת המס חושבה לעומת שיעור המס השולי של מקבל ההכנסה. משנת 2013 אנו רואים את מערכת המס הישראלית כמערכת דואלית המטילה שיעורי מס פרוגרסיביים על ההכנסות מעבודה ושיעורי מס מוגבלים על הכנסות מהון בלי לראות בהם הטבה. לכן, מתקציב לשנים 2014-2013 ההטבה בגין הפטור על התשואה בקרנות השתלמות או בקופות פנסיה או הניכוי מההכנסה מריבית לקשישים ולבעלי הכנסות נמוכות מחושבים לעומת שיעור מס "תקני" של 25%. יש לציין שאין בעולם גישה אחידה לגבי שיעור המס התקני, דבר המגביל כאמור כל השוואה בין-לאומית.
  - הטבה להכנסה משכר דירה חושבה לעומת שיעור מס של 10% על ההכנסה ברוטו.
  - הטבה להכנסה מהגרלות והימורים חושבה לעומת שיעור המס הרגיל על הכנסות אלה – 35% על ההכנסה ברוטו, החל משנת 2017.

- הטבות להכנסות משבח מקרקעין חושבו לעומת שיעור מס שבח תקני של 25%.
- הטבות במס קנייה חושבו לעומת שיעור מס תיקני על אותו מוצר. לדוגמה, ההטבה הגלומה בהסדר הסולר חושבה לעומת בלו של כ-3 ש"ח לליטר סולר.
- הטבות במע"מ חושבו לעומת שיעור מע"מ של 17%.

- **הגדרת החייבים במס.**
- **הגדרת הגבולות הגיאוגרפיים** – לדוגמה, בשיטת מס טריטוריאלית, אין הפטור על הכנסות מחו"ל נחשב כהטבה.
- **מינהל המס** – הכוונה כאן היא להוראות שונות בחוק, כגון קביעת מועד הגשת דוחות או גובה הקנסות במקרה של איחור בתשלום המס .

לאחר קביעת התקן, כל סטייה ממנו תֵחשב כהטבת מס. אולם ההגדרה בעייתית, שכן לא תמיד ברור מהו התקן שלעומתו יש לחשב את ההטבה. לדוגמה: על ייצוא סחורות חל מע"מ בשיעור 0. אם בסיס המס הוא הערך המוסף, אזי יש לראות בזה הטבה, אך אם המע"מ הוא מס על הצריכה המקומית, אין לכלול את שיעור 0 על ייצוא סחורות ברשימת הטבות המס. לפיכך, יש להתייחס להיקף הטבות המס המדווח כאן בכפוף לקביעת התקן בכל מס ומס. אין זה מן הנמנע, שחוקר אחר היה מגיע להיקף שונה ולהרכב שונה. חשוב להדגיש שלהחלטה הטכנית לכלול סעיף ברשימת ההטבות אין השלכה על ההחלטה הערכית האם ההטבה רצויה.

לא רק הגדרת ההטבות נתונה לוויכוח, גם כימותָן בעייתי. השיטה שנבחרה כאן לבניית אומדן הטבות המס מניחה, שההטבה הנדונה היא היחידה שקיימת, ללא חישוב ההשלכות ההדדיות שבין הטבות המס למיניהן, ומבלי להביא בחשבון את השינוי האפשרי בהתנהגות הכלכלית במקרה של ביטול ההטבה. שינוי בסעיף מסוים אינו חייב, אפוא, לגרום לשינוי באותו ערך בהכנסות המדינה; ונקודה זו תקפה עוד יותר בצירוף של כמה סעיפים. לחלופין, היה אפשר לבחור בשיטה של הפסד הגבייה (לאחר שנלקחו בחשבון שינויי התנהגות) או בשיטה של ההוצאה האקוויוולנטית (ההוצאה התקציבית שהייתה מביאה לאותו שינוי בהכנסה הפנויה של הנהנה).

רוב סעיפי האומדן הם על בסיס מימוש בשנת 2019, למעט הסעיף המתייחס להטבות בשוק ההון, כפי שיפורט להלן. **רמת הפירוט של הנתונים** תלויה במידע שהצטבר במנהל הכנסות המדינה. סעיפים מסוימים מפורטים, בעוד שבסעיפים אחרים האומדנים כלליים. עקב קשיים בחיזוי מידת המיצוי של הטבות המס, האומדנים מבוססים על נתונים לא מעודכנים, לעיתים עד כדי פיגור של חמש שנים, המקודמים לערכים (בדרך כלל תוצר או משתנה רלוונטי אחר) של שנת 2019.

היתרונות והחסרונות של הטבות מס ככלי מדיניות

כאשר מתגלה כשל שוק המצדיק התערבות ממשלתית שתטיב עם אוכלוסייה מסוימת או עם פעילות כלשהי, נשאלת השאלה באיזו דרך יש לבחור כדי להעניק את ההטבה – הטבת מס או הוצאה ישירה?

לעיתים מוזכר שלהטבות מס יתרון על פני הוצאות תקציביות בכך שביכולתו של מנגנון המס לחלק את ההטבות לאוכלוסייה רחבה ובעלות נמוכה, אולם נראה שטיעון זה לא תמיד עומד במבחן המציאות. מחד גיסא, מנגנון של חלוקת תשלומי ההעברה עשוי להיות לא פחות יעיל (למשל חלוקת קצבאות ילדים על-ידי המוסד לביטוח

לאומי). ומאידך גיסא, חלוקה דרך מנגנון המס עלולה לצרוך משאבים יקרים לבקרת הזכאות לאותה הטבה, מה עוד שמיומנות שלטונות המס היא בגביית מיסים ולא בהכוונת פעילות כלכלית או בפיזור אוכלוסייה לפריפריה.

עוד יתרון (מנקודת ראותם של הנהנים) היא שתוחלת החיים של הטבות המס ארוכה למדי. גם הטבה זמנית, כגון הזיכוי לעבודה במשמרות שהונהגה בשנת 1986 לשנה אחת בלבד, זוכה להארכה מידי שנה בשנה. ניתן לשער שהוצאה תקציבית חלופית לא הייתה מאריכה ימים כמותה. בשל כך ברור למה הנהנה מהטבת מס לא יתנדב לוותר עליה גם בתמורה למענק תקציבי שווה ערך.

בצד החסרונות, נשמעת לעיתים הטענה שהנהנים העיקריים מהטבות המס הן השכבות המבוססות. לדוגמה, הקלה במס הכנסה מפלה לרעה את בעלי ההכנסות הנמוכות הנמצאים מתחת לסף המס.

חיסרון נוסף של הטבות מס הוא הנטל שהן מטילות על שלטונות המס, הנאלצים להקדיש חלק מתקציבם למניעת השימוש לרעה בהקלות מס, ועל מקבלי ההטבות, הנדרשים להוכיח את זכאותם. ככל שאי הוודאות המשפטית גדלה, עולה העלות למשק.

עוד חיסרון הוא שימוש בהטבת מס כדי לעקוף מגבלת ההוצאה הקבועה בחוק הפחתת הגירעון והגבלת ההוצאה התקציבית.

אולם, החיסרון הגדול של הטבות המס נובע מהיעדר דיון ציבורי אודות התועלת שבהן – ומכך שמרביתן אינן זוכות לאישור תקופתי, להבדיל מתקציב ההוצאות של הממשלה, המאושר בחוק הכנסת מידי שנה. לרבים נדמה, שניתן להשיג באמצעותן "יש מאין" – כיוון שעלותן אינה ידועה לכול.

כדי להגביר את הבקרה על הטבות המס, יש המציעים לקבוע תאריך תפוגה לכל הטבה, כך שהיא תתבטל כעבור זמן מה, אלא אם כן המחוקק ידון בה מחדש ויחליט להאריכה.

הפחתת מיסים לכלל עדיפה על הטבות ייחודיות

הטבת מס מיטיבה אומנם עם מקבליה, אך היא מעבירה את נטל תשלום המס אל שאר האוכלוסייה ובכך מְרֵעָה את מצבה. הטבות מס משַנות את חלוקת הנטל, אך תוך כדי כך מסבכות את חוקי המס, מעודדות התחמקות והימנעות מתשלום מס אמת, פוגעות ברווחת כלל הציבור והמשק ומסתירות את ההיקף האמיתי של מעורבות הממשלה במשק.

השינויים ברשימת הטבות המס בשנים האחרונות

משנת 1990 ועד שנת 2002 נעשו בישראל ניסיונות רבים לצמצם את היקף הטבות המס, אך הם עלו יפה רק בחלקם. רוב הניסיונות לצמצם את הטבות המס המשמעותיות נכשלו, כך בשוק ההון, בקצבאות זקנה וילדים, במע"מ על פירות וירקות ועל שירותי תיירות ובהכנסות מהימורים ומהגרלות. בתחומים אחרים אף חלה נסיגה במשך השנים והורחבו הטבות המס.

על רקע זה יש לראות בשנת 2002 נקודת ציון חשובה. בשנה זו התקבל חוק לתיקון מקיף לפקודת מס הכנסה ('הרפורמה') אשר כלל הפחתה הדרגתית בשיעורי המס על עבודה יחד עם צמצום של הטבות המס הניתנות להכנסות מהון ומַעבר משיטת מס טריטוריאלית לשיטת מס פרסונאלית. בנוסף לרפורמה, הוטל בשנת 2002 מס חלקי על שווי ההטבה הגלומה בשימוש פרטי בטלפונים סלולריים, ובשנת 2003 צומצם הזיכוי ממס לתושבי אזורי

פיתוח, בוטל הזיכוי לנכים זמניים ובגין הורים נטולי יכולת, הוטל מס על זכיות בהימורים, בהגרלות ובפרסים וצומצמו ההטבות במיסוי העקיף לעולים ולתושבים חוזרים. בשנת 2005 החל מהלך הדרגתי לצמצום הפטור על אביזרים לרכב (ABS וכריות אוויר) ולצמצום ההטבה במס שבח על נכסים היסטוריים, ובשנת 2008 לצמצום ההטבה לבעלי רכב צמוד.

הצעת התקציב לשנים 2013–2014 כללה, כאמור, ביטול או צמצום הטבות מס בהיקף כולל נטו של כ-1.6 מיליארד ש"ח בשנת 2014 (וסכום כפול מזה, בהבשלה מלאה), אך הכנסת אישרה צמצום הטבות בהיקף צנוע של כ-0.4 מיליארד ש"ח בשנת 2014 (סכום שיעלה ל-1.4 מיליארד ש"ח בהבשלה מלאה).

בשנת 2016 תקרת השכר שבגינו הפקדת המעביד לפנסיה פטורה הוקטנה מפי ארבעה לפעמיים וחצי השכר הממוצע.

בשנת 2017, הוגבל הפטור להפקדות מעביד לפיצויים בתקרה של 32,000 ש"ח לשנה.

בהצעת תקציב לשנים 2017 ו-2018 הוצע לבטל בהדרגתיות את הסדר הסולר, שעל פיו מפעלים תעשייתיים, מובילים והתחבורה הציבורית נהנים מהחזר חלקי של המס על סולר. הצעה זו נמצאת כעת של שולחן ועדת כספים במסגרת דיוני התקציב לשנת 2019.

כמו כן מוצע בהצעת התקציב לשנת 2019 להקטין את הפטור ממס על הגרלות והימורים מ-50,000 ש"ח ל-10,000 ש"ח.

הניסיון הבין-לאומי והישראלי מלמד שקשה לבצע ביטול הטבות ולהתמיד בו, זאת כיוון שקבוצות לחץ העלולות להפסיד ממהלך זה חזקות דיין כדי לצמצם את ההפסד ואף להחזיר לעצמן את ההטבה שאבדה. לעומת זאת, לכלל הציבור הנפגע מההטבות המסוימות אין בדרך כלל שדולה או אמצעי לחץ.

בהקשר זה יש להזכיר שבמהלך שנת 2005 הורחבה רשימת היישובים הזכאים להטבות גיאוגרפיות; ניתן פחת מואץ של 100% להשקעות בענפי התעשייה, החקלאות והתיירות בתקופה שבין יולי 2005 עד דצמבר 2006; החל משנת 2006 נקבע הסדר מיסוי מיוחד ביחס לחברות החזקה ישראליות שישקיעו בחברות זרות ('פטור השתתפות'), לפיו משקיעי חוץ יהיו פטורים ממס על רווחי הון גם מחוץ לבורסה; ניתנת נקודת זיכוי אחת במשך שלוש שנים למקבלי תואר ראשון. או תעודת הוראה ושנתיים נוספות למקבלי תואר שני; בשנת 2007 הוכפלה תקרת הזיכוי לתרומות מ-2 מיליון ש"ח ל-4 מיליון ש"ח והוארכה תקופת הזכאות לזיכוי לחיילים משוחררים מ-24 חודשים ל-36 חודשים; בשנת 2008 שוב הועלו שיעורי הפחת על השקעות בענפי התעשייה, החקלאות והתיירות בתקופה שבין יוני 2008 עד מאי 2009, ובשנים 2009 ו2012 שוב הועלתה תקרת הזיכוי לתרומות ל-7.5 מיליון ש"ח ול-9.0 מיליון ש"ח, בהתאמה. בשנת 2012 נקבע שאימהות עובדות ייהנו מנקודת זיכוי נוספת בגין כל אחד מילדיהן עד גיל 5 וניתן לראשונה זיכוי לאבות לפעוטות. כמו כן, הוחלט להגדיל את החלק הפטור בפנסיה מ-35% בשנת 2011, ל-42% בשנת 2012 ועד 67% החל משנת 2025. בשנת 2016 הורחבה רשימת יישובי הפריפריה שתושביהם זכאים לזיכוי ממס הכנסה ובשנת 2017, כאמור, גדלה ההטבה למפעלים מועדפים באזור פיתוח א' ולחברות טכנולוגיות בעלות קניין רוחני, על פי חוק עידוד השקעות הון. כמו כן, החל משנת 2017, הוגדל הזיכוי לכל אחד מההורים ל-2.5 נקודות זיכוי בגין כל ילד עד גיל 5.

השוואה בינלאומית

ההשוואה הבין-לאומית מוגבלת, כיוון שמתודולוגיית חישוב ההטבות שונה ממדינה למדינה. יחד עם זאת, ניתן להתרשם מתרשים ד-2 שהיקף הטבות המס בישראל, כ-4.9% תוצר בשנת 2019, אינו חריג בהשוואה למדינות אחרות בעולם. בקצה התחתון נמצאות גרמניה והולנד עם היקף הטבות מס של כאחוז עד 2% תמ"ג ובקצה העליון נמצאת בריטניה עם היקף הטבות מס של כ-12.6% תמ"ג, אך כאמור אלה אומדנים שהתקבלו על פי מתודולוגיות שונות ומתייחסים לתקופות שונות.

תרשים ד-2: היקף הטבות המס, במדינות נבחרות (באחוזי תמ"ג)


בריטניה (2007) 12.6%
סין (2003) 10.0%
אוסטרליה (2015) 8.4%
שוודיה (2009) 8.0%
פינלנד (2009) 7.0%
ארה"ב (2015) 6.8%
קנדה (2004) 6.6%
אירלנד (2006) 6.5%
נורבגיה (2009) 5.4%
תורכיה (2003) 5.0%
ישראל (2019) 4.9%
ספרד (2008) 4.6%
קוריאה (2006) 2.5%
דנמרק (2009) 2.2%
הולנד (2006) 2.0%
גרמניה (2006) 0.7%
0%
2%
4%
6%
8%
10%
12%

מקור: הערכות של המדינות, OECD, הבנק העולמי ואגף הכלכלן הראשי.

התפלגות ההטבות, על פי מגדר ורמת הכנסה

בשנת 2014, המליצה "הוועדה לבחינת מגדרית של תקציב המדינה" על חובת ניתוח מגדרי של הוצאות והכנסות המדינה, כולל הטבות המס. בהחלטה 2084, מאוקטובר 2014, אימצה הממשלה את המלצות הוועדה.

הניתוח המגדרי, על פי טבעו, אפשרי לגבי הטבות הניתנות ליחידים. לא ניתן לחלק על פי מגדר הטבות מס לחברות, למלכ"רים או לארגונים. כמו כן, הטבות במיסים עקיפים, כגון הפטור ממע"מ על פירות וירקות, ניתנות ליחידת צריכה שהיא משק הבית, בלי הבחנה בין בני משק הבית. גם חלק מההטבות הניתנות ליחידים לא ניתן לחלק על פי מפתח מגדרי, מפאת מגבלות הנתונים. לבסוף, גם עבור הטבות שניתן לחלק על פי מפתח מגדרי, החלוקה כאן מניחה הנחה קיצונית שהרווחה של כל אחד מבני הזוג תלויה רק בהכנסתו ושבני הזוג לא מתחלקים במשאבים.

השנה הורחב הניתוח המגדרי לעשר הטבות מס: חצי נקודת זיכוי לנשים (אשר בהגדרה נהנות ממנו רק נשים), הזיכוי להורים בגין ילדים, הפטורים לקרנות השתלמות, לנכים, לקצבאות ילדים ולקצבאות זקנה, הזיכוי למתגוררים באזורי פיתוח, לחד-הוריים, לעובדי משמרות והזיכוי להורה שילדו נטול יכולת, בתקווה שבעתיד הניתוח יורחב להטבות נוספות. כדי להעשיר את הניתוח המגדרי, הוא מוצג בלוח להלן בשילוב עם רמת ההכנסה, דהיינו כל הטבה מוצגת על פי מגדר ועשירוני הכנסה.

מהלוח עולה שחלקן של הנשים בהטבות, פרט לפטור על קצבאות ילדים, נע בין 8% (לגבי הפטור לנכים) ל-81% (לגבי הזיכוי לחד הוריים). חלקן הנמוך מאוד של הנשים בפטור על קצבאות ילדים – 5%, נובע מההנחה שלולא הפטור הקצבה הייתה מתחייבת במס בידי ההורה עם ההכנסה הגבוהה יותר, דהיינו במרבית המקרים בידי האב. כמובן, הנשים הן הנהנות הבלעדיות של תוספת חצי נקודת הזיכוי.

יש לציין שהזיכוי להורים בגין ילדים, שניתן עד שנת 2011 רק לנשים (למעט הזיכוי שניתן לגברים במשפחות חד-הוריות), התרחב לראשונה בשנת 2012 לגברים, שהם אבות לילדים עד גיל 3 ובשנת 2017 גם לגברים אבות לילדים עד גיל 5, כך שחלקן של הנשים בהטבה זו ירד מכמעט 100% עד שנת 2011 ל47% בשנת 2019.

עוד עולה מהלוח שחלקן של הנשים בעשירון העליון נמוך יותר מחלקן בסך ההטבות, לדוגמה נשים זוכות ל-31% מהזיכוי להורים בגין ילדים בעשירון העליון, בעוד שחלקן בכלל הטבה זו עומד על 47%. הדבר משקף הכנסה נמוכה של הנשים לעומת הכנסתם של הגברים. לדוגמה, הנשים מהוות מחצית מבעלי קרנות השתלמות, אך ייצוגן גבוה יותר בעשירונים הנמוכים, שבהם הטבת המס היא נמוכה (או שאין כלל הטבת מס לגבי אלו מתחת לסף המס), ואילו משקלן בעשירונים 9 ו-10 יורד ל-31%.

חשוב לציין שאין בנתונים אלה הוכחה להפליה לרעה של אוכלוסיית הנשים בקבלת ההטבה. לגבי חצי נקודת הזיכוי יש אפילו הפליה לטובת הנשים, בעוד שלגבי ההטבות האחרות, החוק אינו מבדיל בין נשים לגברים. נראה, שמשקלן הנמוך של נשים בקבלת הטבות המס הוא תוצאה משולבת של שיעור השתתפות נמוך יותר בשוק העבודה (כולל מיעוט שעות העבודה) ושל שכר נמוך יותר, לעומת השתתפות גבוהה יותר ושכר גבוה יותר של גברים.

התפלגות עלות הטבות המס נבחרות בשנת 2019, על פי מגדר ועשירוני הכנסה*

(במיליוני ש"ח) **

עשירונים	חצי נקודת זיכוי לנשים	זיכוי להורים בגין ילדים			הפקדות לקרנות השתלמות			פטור ממס לנכים		
	נשים	סה"כ	גברים	נשים	סה"כ	גברים	נשים	סה"כ	גברים	נשים
1	–	–	–	–	–	–	–	–	–	–
2	–	–	–	–	–	–	–	–	–	–
3	–	–	–	–	–	–	–	–	–	–
4	20	**10**	10	–	–	–	–	–	–	–
5	110	**90**	60	30	**20**	10	10	–	–	–
6	130	**400**	190	210	**50**	20	30	**10**	10	–
7	160	**890**	390	490	**160**	70	100	**20**	20	–
8	200	**1,400**	640	750	**450**	200	250	**50**	40	–
9	210	**1,480**	790	690	**1,260**	690	570	**130**	110	20
10	130	**1,270**	870	400	**2,070**	1,580	480	**940**	880	60
סה"כ	970	5,530	2,950	2,580	4,010	2,570	1,440	1,150	1,060	90

עשירונים	פטור ממס לקצבאות ילדים			פטור ממס לקצבאות זקנה			זיכוי לתושבי אזורי פיתוח		
	סה"כ	גברים	נשים	סה"כ	גברים	נשים	סה"כ	גברים	נשים
1	–	–	–	–	–	–	–	–	–
2	–	–	–	–	–	–	–	–	–
3	–	–	–	**30**	20	10	–	–	–
4	**10**	10	–	**90**	50	40	–	–	–
5	**10**	10	–	**60**	40	20	**40**	30	–
6	**20**	20	–	**80**	60	20	**110**	80	30
7	**60**	50	–	**110**	90	30	**240**	180	60
8	**120**	110	10	**110**	90	20	**520**	380	140
9	**240**	220	20	**120**	100	20	**840**	610	230
10	**360**	350	10	**190**	170	20	**590**	500	90
סה"כ	810	770	40	800	620	180	2,330	1,780	550

המקור: אגף הכלכלן הראשי במשרד האוצר

הערות ללוח:

* עשירונים, על פי ההכנסה החייבת במס בכלל האוכלוסייה.

** מעוגל ל-10 מיליון ש"ח, כך שייתכן שהסך הכול שונה מסכום הרכיבים.

התפלגות עלות הטבות המס נבחרות בשנת 2019, על פי מגדר ועשירוני הכנסה*

(במיליוני ש"ח) **

עשירונים	זיכוי לחד הורי			זיכוי לעובדי משמרות			זיכוי להורה שילדו נטול יכולת		
	סה"כ	גברים	נשים	סה"כ	גברים	נשים	סה"כ	גברים	נשים
1	–	–	–	–	–	–	–	–	–
2	–	–	–	–	–	–	–	–	–
3	–	–	–	–	–	–	–	–	–
4	–	–	–	–	–	–	–	–	–
5	–	–	–	–	–	–	–	–	–
6	**10**	–	–	**20**	20	–	–	–	–
7	**30**	–	20	**50**	50	–	**10**	10	–
8	**40**	10	40	**30**	30	–	**10**	10	–
9	**40**	10	40	–	–	–	**20**	20	10
10	**30**	10	30	–	–	–	**30**	30	10
סה"כ	**160**	**30**	**130**	**110**	**100**	**10**	**80**	**60**	**20**

המקור: אגף הכלכלן הראשי במשרד האוצר

הערות ללוח:

* עשירונים, על פי ההכנסה החייבת במס בכלל האוכלוסייה.

** מעוגל ל-10 מיליון ש"ח, כך שייתכן שהסך הכול שונה מסכום הרכיבים.

תחזית ההטבות במיסים ישירים

בשנת 2019 יסתכמו ההטבות במס הכנסה ובמסי נדל"ן בכ-54.0 מיליארד ש"ח, לפי הפירוט שלהלן:

	2018	
	במיליארדי ש"ח	באחוזים מסה"כ
השקעות הון ותעשייה	5.1	9
חיסכון ושוק ההון	27.8	52
רווחה ופיזור אוכלוסייה	6.5	12
תחום המשפחה	6.7	12
טובות הנאה (Fringe Benefits)	0.4	1
מיסי נדל"ן	3.8	7
הטבות שונות	3.6	7
סך הכול מיסים ישירים	**54**	**100**

הטבות להשקעות הון ותעשיה

החוק לעידוד השקעות הון – אומדן הטבת המס מתבסס על ההפרש בין שיעור המס החל על ההכנסה המוטבת לשיעור מס חברות סטנדרטי (23% בשנת 2019).

עד שנת 2011, 'המסלול החלופי' אפשר לחברה שהייתה בעלת מפעל מאושר לוותר על מענקים וליהנות משיעור מס אפס למשך שנתיים, שש או עשר שנים, בהתאם לאזור הפיתוח שבו ממוקם המפעל. הטבה זו נועדה להעניק דחיית מס – כשבעת חלוקת הרווח, ייגבה מס בשיעור של 10%-25% (בתוספת מס על דיבידנד). למעשה מעט חברות חילקו דיבידנד, וכך נוצרה התופעה של ה"רווחים הכלואים", מעל ל-100 מיליארד ש"ח שהמס עליהם נדחה משנה לשנה. החל מנובמבר 2012 ולמשך 12 חודשים ניתנה לחברות אפשרות "להפשיר" רווחים אלה בשיעור מס מופחת. מבצע זה הניב הכנסות חד-פעמיות של כ-4.4 מיליארד ש"ח.

בשנת 2011 התקבל תיקון 68 לחוק עידוד השקעות הון שלפיו הכנסה מועדפת ממפעל שנמצא באזור פיתוח א' תחויב במס בשיעור של 10% בשנים 2011-2012, ואילו הכנסה כאמור של מפעל שנמצא באזור אחר תחויב בשנים אלה במס בשיעור של 15%. שיעורי מס אלו ירדו בשנת 2013 ל-7% ול-12.5%, בהתאמה, והיו אמורים לרדת שוב בשנת 2015 ל-6% ול-12%, בהתאמה, אלא שבמסגרת התקציב לשנים 2013-2014 בוטל מתווה ההפחתה ונקבע שהחל משנת 2014 השיעורים יעמדו על 9% ועל 16%, בהתאמה. תיקון 68 הוסיף הגדרה של "חברה מועדפת מיוחדת" שתהיה זכאית (בהתקיים מספר תנאים של פעילות והשקעה גדולים במיוחד) לשיעור מס מופחת בגובה של 5% אם היא פועלת באזור פיתוח א' ושל 8% אם היא פועלת באזור אחר. שיעורים אלה תקפים משנת 2011. מפעלים מאושרים הנמצאים באמצע תקופת ההטבות לפי הדין טרם תיקון 68 זכאים להטבות אלו עד לתום התקופה, וזאת לפי בחירתם, במקום ההטבות המגיעות להם לפי החוק המתוקן. בשנת 2017 חוק עידוד השקעות הון תוקן כדי לעודד פעילות מבוססת קניין רוחני בארץ. הוטל מס חברות של 12%, ובמקרים מסויימים של 6%, על מפעל טכנולוגי ומס של 4% על חלוקת דיבידנד, שמקורו במפעל טכנולוגי, לחברה בחו"ל. כמו כן, הופחת שיעור המס על הכנסה מועדפת ממפעל באזור פיתוח א' מ-9% ל-7.5%. עלות השינויים נאמד בכ-0.5 מיליארד ש"ח.

בשנת 2003, נהנו החברות מהטבה בפועל של כ-2.3 מיליארד ש"ח. בשנת 2011 גדלה ההטבה ל-6.9 מיליארד ש"ח. הורדת שיעור מס חברות מ-36% ב-2003 ל-24% ב-2011 הקטינה את ההטבה הגלומה בשיעורי מס נמוכים או בפטור. הפעילות המוטבת לעומת זאת גדלה מאוד, וייתכן שהסיבה לכך היא, בין היתר, תיקון 60 לחוק, אשר אִפשר משנת 2005 'מסלול ירוק' להטבות מס למפעל מוטב. ההטבה ב-2019 נאמדת בכ-5.0 מיליארדי ש"ח.

יש לציין שהחישוב אינו לוקח בחשבון את השפעת ההטבה על ההתנהלות הכלכלית של החברות, כך שיש לצפות שביטול ההטבה יניב תוספת הכנסות נמוכה בהרבה מאומדן ההטבה.

הטבת מס לפי חוק עידוד השקעות הון היא ריכוזית ומושפעת מתנודתיות בהיקף הפעילות המוטבת של חברות בודדות. מסיבה זו, תחזית עלות ההטבה לשנת 2019 סובלת מאי ודאות רבה.

חוק האנג'לים – התרת עלות השקעה של עד 5 מיליון ש"ח במניות של חברה עתירת מו"פ, בשלב הSeed, כהוצאה בידי משקיע יחיד על פני שלוש שנים.

כדי לעודד השקעות בחברות ישראליות עתירות מו"פ, המצויות בשלב הראשוני של פעילות המו"פ (שלב ה-Seed), יותר ליחיד, המשקיע בשנים 2011-2015, להפחית את עלות ההשקעה במניות של חברה כאמור כהוצאה, כנגד הכנסה מכל מקור, בפריסה על פני שלוש שנים (בהתאם לשיקול דעתו ולאו דווקא בשלושה חלקים שווים), החל משנת המס שבה סכום ההשקעה שולם לחברה, וזאת עד לסכום השקעה מרבי שלו ושל קרובו של 5 מיליוני ש"ח.

בתחילת שנת 2016, אישרה הכנסת תיקון לחוק שהאריך תוקפו של החוק עד שנת 2019 והוסיף מסלול חדש לקבלת ההטבות. המסלול החדש יגביר את האטרקטיביות של ההשקעות בחברות הזנק צעירות בקרב משקיעים על ידי יצירת ודאות למשקיע כך שיידע על זכאותו להטבות בעת ביצוע ההשקעה. כמו כן, חברות הזנק הממוקמות בפריפריה ייחשבו כחברת הזנק במשך חמש שנים במקום ארבע שנים לחברות הממוקמות במרכז. אושרה הצעה לשינוי והרחבת המודל האמור, באופן שיגביר את הפשטות ואת הוודאות בעת ההשקעה, ויתמרץ השקעות בחברות צעירות.

מחקר ופיתוח, והשתתפות בחיפושי נפט והפקת סרטים – הוצאות למטרות אלה מותרות בניכוי שוטף, אף שלמעשה אינן הוצאות שוטפות. אין אומדן להטבה זו.

זיכוי לעובדי משמרות – עובד במשמרת שנייה או שלישית בתעשייה זכאי לזיכוי מס בשיעור של 15% מהכנסתו, שנבעה מעבודה במשמרות, עד למקסימום של 925 ש"ח לחודש (נכון לשנת 2017). החל מיולי 1990 לא ניתן זיכוי להכנסה ממשמרות, שהיקפה, בצירוף להכנסה הרגילה, עולה על 10,570 ש"ח לחודש (נכון לשנת 2017).

החוק לעידוד התעשייה (מיסים) – החוק מאפשר לחברות תעשייתיות לנכות פחת בגין נכסי קניין רוחני והוצאות הנפקה ולהגיש דוחות מאוחדים לצורכי מס. אין אומדן כמותי להטבות אלו.

פחת מואץ – אין בנמצא אומדן כולל של עלות ההטבה הנובעת משיעורי פחת העולים על שיעורי הפחת הכלכלי. אומדן ההטבה חושב בעבר רק בגין העלאת שיעורי הפחת ל-50% על השקעות במכונות ובציוד שבוצעו בין 1 ביוני 2008 ל-31 במאי 2009. להטבה זו אין עלות בשנת 2018.

פטור השתתפות – בשנת 2005 נקבע הסדר מיוחד ביחס לחברות החזקה ישראליות שישקיעו בחברות זרות. מטרת ההסדר לאפשר הקמה בישראל של מרכזי ניהול בין-לאומיים של תושבי חוץ. חברה שתעמוד במספר תנאים

תיהנה מפטור ממס על דיבידנד שהיא תקבל מהחברה המוחזקת הזרה ומפטור ממס רווחי הון במכירת מניות של אותה חברה. אין אומדן להטבה זו.

הטבות לחיסכון ולשוק ההון

קופות גמל וקרנות פנסיה

קופות הגמל הן מכשיר חיסכון לטווח ארוך. חיסכון זה זוכה להקלות מס הן בשלב ההפקדה, הן בשלב הצבירה והן בשלב המשיכה. הטבות המס ניתנות בצורת זיכוי או ניכוי לגבי תשלומי העובד השכיר או העצמאי, ואילו תשלומי המעביד מהווים הוצאה מוכרת למעביד, אך הם אינם הכנסה חייבת בידי העובד.

הסדרת פעילות קופות הגמל והיקף הטבות המס מעוגנים בפקודת מס הכנסה ובתקנות. בהקשר זה רצוי להזכיר את הסעיפים 45א, 47, 3(ה3) ו-17(5א) לפקודה ותקנות מס הכנסה (כללים לאישור ולניהול קופות גמל). בשנים 2008-2003 חלו שינויי חקיקה תכופים שהגבירו את המורכבות ואת הסיבוך בתחום זה. כדי לסבר את האוזן, אם בשנת 1980 כל סעיפי הפקודה שהוזכרו לעיל נכנסו בעמוד אחד, היום סעיפים אלה תופסים כשמונה עמודים בפקודה ואילו התקנות גדלו מכ-30 עמודים בשנת 1980 לכ-120 עמודים כיום.

להלן השינויים העיקריים שהשפיעו על הטבות המס לקופות גמל:

- במסגרת הרפורמה במס הכנסה של שנת 2003, הוחלט על מיסוי מרכיב התשואה הראלית בקופות גמל לתגמולים. המס הוטל על התשואה שנצברה על הפקדות החל מ-1 בינואר 2003 בלבד. עם זאת, רווחים שמשך עמית בהגיעו לגיל 60 ומקורם בהפקדה שהייתה זכאית להטבת מס וחלפו 15 שנים ממועד ההפקדה הראשונה יהיו פטורים ממס.
- בחודש אפריל 2004 התקבל חוק הפיקוח על עסקי ביטוח (תיקון מס' 12), התשס"ד-2004 (ס"ח 1936 מיום 4 באפריל 2004, עמוד' 370). במקביל בוצע תיקון עקיף בפקודת מס הכנסה (תיקון 138) בנושאים הקשורים להטבות מס ביחס להפרשות לקופות הגמל ולקרנות הפנסיה. על פי תיקון זה, החל משנת 2005 הופחתה התקרה המזכה מ-9,900 ש"ח לחודש ל-7,100 ש"ח לחודש והועלה שיעור הפרשת העובד לקופת הגמל מ-5% ל-7%. כמו כן נקבעה תקרה אחת כוללת למסלול הוני ולמסלול קצבתי (ארבע פעמים השכר הממוצע במשק), כך שלא ניתן עוד ליהנות משתי התקרות בנפרד.
- **החל משנת 2006, הותנתה הפקדה בקופת גמל לתגמולים בהפקדה מינימלית בקופת גמל לקצבה לגבי הפקדה של עמית עצמאי שנולד בשנת 1961 ואילך. כמו כן, נקבע כי עמית עצמאי במסלול התגמולים לא יוכל למשוך כספים אלא בהגיעו לגיל 60 ולאחר חמש שנים לפחות ממועד ההפקדה הראשונה. הכללים הללו חלים על הפקדות מ-1 בינואר 2006.**
- ב-23 בינואר 2008 אישרה הכנסת את תיקון 3 לחוק הפיקוח על שירותים פיננסיים (קופות גמל). בין השאר ביטל התיקון את האפשרות להפקיד כספים בקופות הוניות וקבע שיעור זיכוי אחיד של 35 אחוזים לכל המכשירים הפנסיוניים. כמו כן, באותה שנה, החל מהלך הדרגתי לכיסוי כל העובדים השכירים בפנסיית חובה.
- **נוסף על כך**, ביום 1 בינואר 2012 נכנס לתוקף תיקון 190 לפקודת מס הכנסה במסגרתו תוקן סעיף 9א לפקודה אשר הסדיר והגדיל באופן מדורג את הפטור לקצבאות המשולמות על ידי מעבידים או על ידי קופות גמל. נקבעו כללים הן לגבי ה"קיצבה המוכרת" שמקורה בהפקדות כספים מההכנסה לאחר תשלום המס, והן לגבי

"קצבה מזכה" שמקורה בהפקדות בשלן זכאים להטבות מס. כן קבע התיקון נוסחת קיזוז שמטרתה לצמצם את הפטור במקרים בהם היחיד נהנה ממענקי פרישה פטורים ממס במהלך תקופת עבודתו, הסדיר את נושא "הוון קצבה" (דהיינו משיכה הונית) בפטור ממס המותנה בקיומה של קצבה מזערית וקבע כי שיעור המס שיחול על הרווחים שנצברו בחשבונות של "תיקון 190" הנמשכים בסכום מהוון הינו 15%.

כיום, הפקדת המעביד לפנסיה פטורה עד תקרת שכר של פעמיים וחצי מהשכר הממוצע, ואילו הפקדה על שכר העולה על תקרה זו נחשבת כהכנסת עבודה החייבת במס הכנסה, בדמי ביטוח לאומי ובמס בריאות. לעומת זאת, עד שנת 2016, הפקדת המעביד לפיצויים הייתה כולה פטורה בידי העובד. החל משנת 2017 הפטור על הפקדה זו מוגבל ל-32,000 ש"ח לשנה.

חישוב ההטבה במס הממשלתי בעת ההפקדה

כיוון שאין בנמצא מידע מלא על פעילות של כל עובד ועובד בחשבון קופות הגמל שלו, אין באפשרותנו לחשב במדויק את הטבות המס בגין הפעילות בקופות גמל. החישוב של הטבות המס להפקדות בקופות גמל המובא להלן הוא לכן קירוב ויש להתייחס אליו בהתאם. יש לציין שהטבות המס לקרנות השתלמות מוצגות בסעיף נפרד.

החישוב מבוסס על מודל המס של מנהל הכנסות המדינה, המתאר את התפלגות הכנסות במשק. על פי אותו מודל מתברר שההכנסה שממנה מפקיד המעביד לפנסיה מהווה כ-65% מההכנסה ברוטו. החישוב מניח עוד שעל ההכנסה הלא מבוטחת מופקדות הפקדות עצמאיות חלקיות. על פי חישוב זה, סך ההטבות, כולל ההטבות בגין רכיב הפיצויים, יסתכם בשנת 2019 בכ-23.2 מיליארד ש"ח, מזה כ-5.5 מיליארד ש"ח הטבות בדמי הביטוח הלאומי (כולל חלקו של המעביד) ובמס בריאות, כך שההטבות במס הכנסה יסתכמו בכ-17.7 מיליארד ש"ח.

חישוב ההטבה בעת הצבירה

הונח שהיתרה בקופות הפנסיה ובביטוחי חיים צוברת תשואה שנתית ראלית נטו של 3.5% הפטורה ממס של 25%.

ניכוי המס בעת המשיכה

כנגד ההטבות בעת ההפקדה והצבירה, הפנסיה, בניכוי 49% מתקרת הקצבה המזכה של 8,360 ש"ח לחודש (נכון לשנת 2017) למי שהגיע לגיל פרישה, חייבת במס בעת המשיכה, על פי שיעור המס השולי. שיעור הניכוי היה 35% עד שנת 2011, והוא יעלה בהדרגה עד ל-67% החל משנת 2025. כיוון שחלק מהפנסיה פטורה וכיוון שעל מקבלי הפנסיה חל מס שולי נמוך מהמס החל על האוכלוסייה העובדת, שיעור המס הממוצע על הכנסות מפנסיה נמוך במיוחד.

קרנותהשתלמות

הפרשת המעביד לקרן השתלמות, בשיעור שאינו עולה על 7.5% (או 8.4% לעובדי הוראה) מהמשכורת הקובעת (דהיינו – הכנסת עבודה למעט החזר הוצאות ושכר שעות נוספות), פטורה ממס הכנסה (לפי ס' 3(ה) לפקודת מס הכנסה), מדמי הביטוח הלאומי בידי העובד והמעביד וממס בריאות, עד למשכורת מרבית של 15,712 ש"ח (נכון לשנת 2017). תִקרת ההטבה צמודה לפעמיים תקרת השכר לצורכי תשלום תוספת יוקר. כדי לזכות בהטבה זו, חייב העובד בהפקדה (מהנטו, דהיינו ללא הטבת מס) השווה לשליש הפקדת המעביד.

החל משנת 1996 הורחבה ההטבה לאוכלוסיית העצמאים. עד שנת 2016, עצמאי שהפקיד לקרן השתלמות עד 7.0 אחוזים מהכנסתו מעסק או ממשלח יד (עד תִקרה), היה זכאי לניכוי בשיעור שאינו עולה על 4.5 אחוזים. החל משנת 2017, עצמאי יכול להפקיד 4.5% מהכנסתו והפקדה זו תוכר כולה לניכוי. תקרת ההטבה לעצמאי גבוהה מזו של העובד השכיר – 21,670 ש"ח לחודש לעומת 15,712 ש"ח כאמור (נכון לשנת 2016). התקרה לעצמאי שהוא גם שכיר היא 21,670 ש"ח בניכוי השכר שבגינו הפריש מעבידו. התקרה לעצמאי צמודה למדד המחירים לצרכן.

שכיר אינו יכול להפקיד לקרן השתלמות לעצמאים בגין הכנסת עבודה, אשר בשלה לא הפקיד עבורו המעביד בקרן השתלמות. בהקשר זה יש לציין שבשנת 2014 הוצאו צווי הרחבה שבאמצעותם הוטלה על מעבידים בענף הניקיון ובענף השמירה והאבטחה חובה להפריש לקרן השתלמות.

פרט להטבת מס במועד ההפקדה, הריבית והרווחים הנובעים מההפקדות עד התקרה (כולל הפקדת העובד) פטורים ממס (ובלבד שנמשכו במועדים הקבועים בסעיף 9(16א). החל משנת 2003 רווחים שנצברו על הפקדות שבוצעו החל מהמועד האמור, חייבים בשיעור של 25% (15% עד 2005 ו-20% עד 2011), לגבי חלק ההפקדות שעולות על תקרת ההטבה. רווחים בגין הכספים שמקורם בהפקדות לפני 1 בינואר 2003 (כולל חלק ההפקדות העולות על תקרת ההטבה) פטורים ממס.

בשנת 2019, העלות המצטברת של הטבת המס לקרנות השתלמות תעמוד על 7.6 מיליארד ש"ח, לפי הפירוט שלהלן:

בעת ההפקדה: על פי התחזית לשנת 2018, תסתכם ההטבה בכ-6.4 מיליארד ש"ח – 4.0 מיליארד ש"ח במס הכנסה ו-2.4 מיליארד ש"ח בביטוח לאומי (כולל חלק המעסיק) ובמס בריאות. יש לציין שהגידול הצפוי בשכר ובמספר העובדים בשנת 2019 נלקח בחשבון, אך לא נלקח בחשבון הגידול האפשרי באחוז העובדים הזכאים לקרן השתלמות או בשכר המהווה בסיס לקרן השתלמות שיפעלו לגידול נוסף בעלות ההטבה.

בעת הצבירה: עלות אי הטלת מס של 25% על התשואה הראלית מסתכמת בכ-1.5 מיליארד ש"ח.

הכנסות מריבית

החל משנת 2012 מוטל מס בשיעור של 25% על הריבית הראלית באפיקי חיסכון צמודים ומס בשיעור של 15% על הריבית הנומינלית באפיקים לא צמודים.

בסעיף זה ההטבה נאמדת לעומת שיעור המס המוגבל של 25% על הרכיב הראלי והיא כוללת את הניכויים או את הפטורים האלה:

ניכוי לבעלי הכנסות נמוכות – יחיד שהכנסתו והכנסת בן זוגו בשנת 2017 לא עלתה על 61,920 ש"ח, זכאי לניכוי בסך של 9,720 ש"ח מהכנסתו החייבת מריבית.

ניכוי לקשישים – יחיד שבשנת המס 2017 הגיעו הוא או בן זוגו לגיל פרישה, ובשנת 2003 מלאו לאחד מהם 55 שנים, זכאי לניכוי בסך של 13,320 ש"ח מהכנסתו מריבית. יחיד שבשנת המס הגיעו הוא ובן זוגו לגיל פרישה, ובשנת 2003 מלאו להם 55 שנים, זכאי לניכוי בסך של 16,320 ש"ח מהכנסתו מריבית.

פטור לנכים – פטור עד 299,040 ש"ח (נכון לשנת 2017) לנכה ועיוור המקבלים ריבית שמקורה בכספי ביטוח בשל פגיעת גוף.

יש לציין שהאומדן בסעיף זה לא כולל את הפטור על הריבית על פיקדונות תושבי חוץ בבנקים ישראלים ואת הפטור על פיקדונות במט"ח של עולים חדשים.

חלוקת אופציות לעובדים

על פי סעיף 102 לפקודת מס הכנסה, ניתן לדחות את מועד אירוע המס לאחר מתן האופציות לעובד. במסלול הרגיל, העובד ישלם אז מס על פי שיעור המס השולי וההכנסה תיחשב כהוצאה המותרת בניכוי בידי המעביד. ואולם, קיים גם "מסלול רווח הון" שבו העובד משלם מס בשיעור 25%, אך המעביד אינו רשאי לנכות את ההוצאה לצורכי מס. אין אומדן להטבה זו.

רווחה ופיזור אוכלוסייה

פטור ממס הכנסה למלכ"ר – מלכ"רים פטורים ממס על הכנסותיהם שלא מעסק. אין נתונים על היקף ההטבה.

פטור על קצבאות משרד הביטחון – פטור על תגמולים ישירים, הניתנים מטעם אגף השיקום במשרד הביטחון למשפחות שכולות, לאלמנות ולנכים (למעט רכב, דיור ושיקום).

פטור לקצבאות הביטוח הלאומי

קצבאות ילדים – הפטור חושב בהנחה שכל הקצבה תמוּסָה בידי ראש המשפחה. בשנים 2013 ו־2014 חלה ירידה בהטבה, בעקבות ההפחתה בקצבאות בחודש אוגוסט 2013. בשנת 2016 הועלו קצבאות הילדים, כך שהטבות המס בגינן גדלה בכ-0.3 מיליארד ש"ח.

קצבאות זקנה ושאירים – קצבאות זקנה ושארים אינן חייבות במס.

קצבאות אחרות – פטור על קצבאות בגין נכות כללית, פעולות איבה, ניידות ומענק לידה. לעומת זאת, דמי אבטלה, דמי פגיעה בעבודה, דמי לידה ותשלומים למשרתים במילואים חייבים במס.

זיכוי לעולים חדשים – עולים חדשים זכאים ל-3 נקודות זיכוי נוספות ב-18 החודשים הראשונים לעלייתם ארצה, ל-2 נקודות זיכוי בשנה שלאחר מכן ולנקודת זיכוי אחת בשנה שלאחריה. אומדן העלות המוצג כאן מתייחס להטבה זו בלבד.

פטור לעולים חדשים ולתושבים חוזרים על ההכנסות מחו"ל – נוסף על הזיכוי לעיל, עולים ותושבים חוזרים זכאים לשורה של הקלות שאין לגביהן אומדן עלות: פטור לעשר שנים על כלל ההכנסות שמקורן בחו"ל של עולה חדש או תושב חוזר ותיק; פטור לחמש שנים על הכנסות פסיביות שמקורן בנכסים בחו"ל שנרכשו לפני חזרתו לארץ של תושב חוזר; פטור לעשרים שנה על הכנסות מריבית מפיקדון במט"ח בבנק ישראלי לעולה חדש ופטור כאמור לחמש שנים לתושב חוזר; פטור על פנסיות מחו"ל בתנאים מסוימים.

החזקת קרוב במוסד – עד יולי 1990 ניתן זיכוי (בשיעור שבין 25% ל-35%) על הוצאות רפואיות בגבולות מסוימים. מאז ניתן הזיכוי רק להוצאות בשל אחזקת קרוב במוסד, בשיעור של 35 אחוזים מההוצאה העולה על 12.5% מההכנסה החייבת. לדוגמה, אדם שילם סכום של 100,000 ש"ח עבור החזקת קרוב במוסד והכנסתו החייבת באותה שנה הייתה 300,000 ש"ח, ייהנה מזיכוי של 21,875 ש"ח, על פי החישוב הזה: 21,875 = 35% * (100,000 – 300,000*12.5%).

הורה שילדו נטול יכולת – עד שנת 2002, נישום שטיפל בהורה, בבן זוג או בילד, נטולי יכולת, היה זכאי ל-2 נקודות זיכוי – בתנאי שלא ביקש זיכוי בשל הוצאות רפואיות בגין אותו נטול יכולת. החל משנת 2003, ההטבה ניתנת רק להורה שיש לו ילד נטול יכולת.

תרומות – 35% זיכוי ליחיד מסכום התרומה (לגבי חברות שיעור הזיכוי היה 35% עד שנת 2005 ומשנת 2006 הזיכוי הוא כשיעור מס חברות בשנת מתן התרומה), עד לתִקרה של 30% מההכנסה החייבת או עד ל-480,000 ש"ח לשנה (נכון לשנת 2000), הנמוך מבין שניהם. בשנת 2001 הועלתה (רטרואקטיבית משנת 2000) התקרה ל-2 מיליון ש"ח וניתנה אפשרות לפרוס תרומות העולות על תקרה זו לשלוש שנים קדימה. מאז הועלתה התקרה והיא עומדת על 9.2 מיליון ש"ח בשנת 2017.

עיוורים ונכים – פטור על הכנסה מיגיעה אישית של עיוורים ונכים עד 50,500 ש"ח לחודש, או על הכנסות אחרות עד 6,060 ש"ח לחודש (נכון לשנת 2017). בסעיף זה היו כלולים, עד חודש יוני 2003, גם בעלי נכות זמנית, כתוצאה ממחלות קשות. החל מיולי 2003, ההטבה מוענקת רק לנישומים עם נכות לתקופה של מעל לשנה. נכים בעלי נכות לתקופה של בין חצי שנה לשנה מקבלים הטבה מוקטנת.

תושבים באזורי פיתוח – ההנחה ממס ניתנת למתגוררים ביישובי פיתוח, שהוגדרו לצורך זה. הזיכוי הוא בשיעורים של 7% עד 20% בהגבלה של תִקרה. רשימת היישובים הזכאים צומצמה החל מיולי 2003, אך משנת 2005 היא הורחבה והיא הורחבה שוב, באופן משמעותי, ברפורמה שנכנסה לתוקף בשנת 2016

יש לציין עוד שהפטור ממע"מ באילת אינו נכלל בסעיף זה, אלא בהטבות במיסים עקיפים, בהמשך הפרק.

מעבידים באילת – כדי להוזיל את עלות העבודה באילת, ניתן למעסיקים זיכוי בשיעור של 20% מההכנסה החייבת של עובדיהם, עד לתִקרת המס שנוכה משכר עובדים אלה. החל משנת 2003, הטבה זו אינה ניתנת בשל העסקת קרוב או בעל שליטה בחברה המעבידה. החל משנת 2006 הוגבל הזיכוי למס הכנסה שנוכה מכל עובד בנפרד.

הטבות למשפחה

משפחות חד הוריות וגרושים – נקודת זיכוי אחת ניתנת לראש משפחה חד-הורית (נוסף לנקודת זיכוי אחת בגין כל ילד) ולגרוש המשתתף בכלכלת ילדיו הנמצאים אצל בן הזוג הקודם.

נשים – נשים, בחישוב נפרד, זכאיות לחצי נקודת זיכוי נוספת; נשים בחישוב מאוחד זכאיות לאותה הטבה, בתנאי שהן "בן הזוג הרשום".

ילדים להורים עובדים – אישה עובדת, בחישוב נפרד, הייתה זכאית עד ליולי 1990 לנקודת זיכוי אחת בשל כל אחד מילדיה, שלא מלאו לו עדיין 18 שנה. מאז יולי 1990 ועד שנת המס 1995, ניתנה נקודת זיכוי אחת בגין כל ילד אי-זוגי בלבד, בעוד שאֵם או אב חד-הוריים המשיכו ליהנות מנקודת זיכוי מלאה עבור כל ילד. החל משנת המס 1996 שוב נִתנה לכל אישה, בחישוב שומה נפרד, נקודת זיכוי אחת בגין כל ילד, למעט ילדים בשנת הולדתם הראשונה ובשנה שמלאו להם 18, אשר בגינם ניתנת חצי נקודה זיכוי בלבד. זוג, בחישוב שומה מאוחד, זכאי לרבע נקודת זיכוי בשל ילדיו שלא מלאו להם 18 שנה. החל משנת 2012, אימהות לילדים עד גיל 5 נהנות מנקודת זיכוי נוספת, כדי להתחשב בהוצאות ההשגחה, ולראשונה, אבות לפעוטות עד גיל 3, נהנים אף הם נקודות זיכוי נוספות בגין ילדיהם. בשנת 2017, הורחב שוב הזיכוי והורים, הן גברים והן נשים, זכאים ל-2.5 נקודות זיכוי בגין כל ילד עד גיל 5.

בן זוג שאינו עובד – עד שנת 2004, אדם שכלכלת בן זוגו הייתה מוטלת עליו היה זכאי לנקודת זיכוי אחת, פרט לאישה שדרשה נקודות זיכוי בגין ילדיה, שהייתה זכאית לחצי נקודת זיכוי בלבד כאשר כלכלת בן זוגה הייתה מוטלת עליה. החל משנת 2005 בוטלה הטבה זו, למעט במקרים שבהם הנישום או בן זוגו הם נכים או הגיעו לגיל פרישה.

משלמי מזונות – על פי ס' 40(ב)(2) לפקודת מס הכנסה, הורים גרושים המשלמים מזונות לילדיהם זכאים לנקודת זיכוי אחת או לחלק ממנה לפי חלקם בהוצאות הכלכלה של ילדיהם.

הטבות שונות במס הכנסה

הכנסות מהימורים, הגרלות ופרסים – עד יולי 2003, הכנסה מהימורים, מהגרלות ומפרסים הייתה פטורה ממס. ביולי 1996 החליטה הממשלה להטיל מס על הכנסות העולות על 1,000 ש"ח שהתקבלו מהימורים והגרלות, אך החלטה זו לא מומשה. החל מיולי 2003, כל זכייה העולה על 70,000 ש"ח חויבה ב-25 אחוזי מס. סכום זה הופחת ל50,000 ש"ח בשנת 2005 ועודכן מדי שנה, על פי השינוי במדד המחירים לצרכן, עד ל60,720 ש"ח בשנת 2013. בשנת 2014 הוקטנה תקרת הפטור ל-50,000 ש"ח והועלה שיעור המס ל-30% ובשנת 2017 שוב הועלה שיעור המס ל-35%.

שכר דירה - שכר דירה מהשכרת דירת מגורים היה פטור ממס עד לסכום חודשי של 7,390 ש"ח (נכון לשנת 2004). בשנת 2005 ובשנת 2006 קטן סכום זה ל-5,540 ש"ח ול-3,695 ש"ח, בהתאמה, ובשנת 2007 הועלה ל-4,200 ש"ח. הסכום עודכן ל-5,010 ש"ח בשנת 2017. מעל לסכום זה פוחת הפטור שקל כנגד שקל. לדוגמה, על הכנסה של 6,010 ש"ח יינתן פטור רק עד 4,010 ש"ח.

עידוד בניית דירות להשכרה – חברה שיש בבעלותה בניין שבנייתו הסתיימה בשנת 2007 ואילך ואשר 70% מדירותיו מושכרות למגורים עשר שנים רצופות, זכאית לשיעור פחת של 20% על הבניין וזכאית לקזז הפסד מהבניין בשל פחת כנגד כל הכנסה. כמו כן, החברה פטורה ממס שבח על מכירת הבניין בתנאי שהקונה ימשיך להשכיר את הדירות כך שתקופת ההשכרה הכוללת תהיה 25 שנים רצופות. עלות ההטבה נאמדת בכ-30 מיליון ש"ח בשנת 2011 והיא תגדל עד לכ-100 מיליון ש"ח בטווח הארוך.

חיילים משוחררים – החל משנת 2000 חיילים ומתנדבים בשירות לאומי ששירתו 23 חודשים לפחות זכאים לשתי נקודות זיכוי נוספות לתקופה של שנתיים מיום שחרורם. תקופה זו הוארכה לשלוש שנים החל משנת 2007. מי ששירת בין 12 ל-23 חודשים זכאי לנקודת זיכוי אחת.

סטודנטים – החל משנת 2005 ניתנת חצי נקודת זיכוי במשך שלוש שנים למקבלי תואר B.A. או תעודת הוראה (לרבות לימודי מקצוע בהיקף של 1,700 שעות אקדמיות) ולמשך שנתיים נוספות למקבלי תואר M.A., אשר סיימו את לימודיהם בשנת 2005 ואילך. החל משנת 2008 הוכפלה ההטבה למקבלי תואר B.A. ותעודת הוראה, אשר סיימו את לימודיהם בשנת 2007 ואילך, לנקודת זיכוי שלמה. על פי הצעת התקציב לשנים 2013-2014, הציעה הממשלה לבטל הטבה זו החל משנת 2014, אך על פי הנוסח שאושר בכנסת חל רק צמצום בהיקף ההטבה בהוראת שעה עד סוף 2018. בהצעת התקציב לשנת 2019 מוצע להאריך את הוראת השעה.

ספורטאים ועיתונאים זרים – אלה זכאים לנכות מהכנסתם החייבת את דמי השכירות ואת הוצאות האירוח ששילמו בישראל. על הכנסתם לאחר ניכויים אלה, עליהם לשלם מס בשיעור של 25% בלבד. לגבי ספורטאים,

הטבות אלה חלות על הכנסה מעיסוק בספורט במשך 48 חודשים, ואילו לגבי עיתונאים ההטבות חלות על הכנסה מעבודה עיתונאית במשך 36 חודשים. על פי הצעת התקציב לשנת 2015 שהוגשה באוקטובר 2014, הציעה הממשלה לבטל הטבה זו החל משנת 2015, אך הצעה זו לא אושרה.

קרנות וגופים מוטבים

קרן קיסריה אדמונד בנימין דה רוטשילד – הקרן, המפתחת את אדמות קיסריה, פטורה ממס הכנסה וממס שבח בתוקף הסכם משנת 1962 עם שר האוצר. על פי דו"ח מבקר המדינה לשנת 2012, רשות המיסים דרשה מהקרן תשלום של 145 מיליון ש"ח בשנת 2010 בגין השנים 2004-2008. ברשות טענו שהקרן חייבת במס חברות בגין מכירת קרקעות ומס על רווחים מניהול השקעות פיננסיות. העניין עומד בבית המשפט.

האקדמיה הלאומית הישראלית למדעים – על פי סעיף 8 לחוק באותו שם, האקדמיה פטורה מכל מס.

קרן וולף – על פי סעיף 4 לחוק באותו שם, הקרן פטורה מכל מס.

קרן המדע הדו-לאומית של ארה"ב וישראל – הקרן פטורה ממס שבח, ממס רכישה וממס מעסיקים. שתי קרנות דו-לאומיות ארה"ב-ישראל נוספות (למו"פ תעשייתי ולמו"פ חקלאי) נהנות מאותן ההטבות.

המרכז הישראלי לקידום תרבות האדם – זהו מכון וון ליר, שחוק משנת 1958 קבע לגביו שנכסיו ועסקותיו יהיו פטורים מכל מס, אגרה וארנונה.

יש גופים נוספים הנהנים אף הם מהטבות מס, וביניהם מרכזי הנצחה לזכרם של יצחק רבין ומנחם בגין, מוסדות להנצחת דוד בן גוריון ויד יצחק בן צבי.

חברת קו צינור הנפט אילת-אשקלון (קצא"א) – החברה מפעילה קו צינורות להעברת נפט גולמי מנמל אילת למזח באשקלון. על פי "חוק זיכיון נפט" משנת 1968, החברה פטורה מכל מס, מכס, אגרות או ארנונה.

הסוכנות היהודית – על פי ס' 11 לאמנה משנת 1979 בין ממשלת ישראל לסוכנות היהודית לארץ ישראל, הסוכנות ושאר מוסדותיה פטורים מכל מס ממשלתי.

קרן חינוך ארה"ב – ישראל – ההסכם לשילובה של ישראל בתוכנית פולברייט לחילופי סטודנטים ומרצים מצטיינים נחתם על ידי שתי המדינות בשנת 1956. במסגרת ההסכם, הוקמה קרן החינוך ארצות-הברית – ישראל (USIEF). חוק שהתקבל ב-2017 נתן תוקף חוקי להסכם. החוק פוטר את הקרן ממס עקיף ואת עובדיה ומקבלי מענקים מטעם הקרן ממס הכנסה.

הקרן הדו-לאומית למחקר ולפיתוח תעשיתיים

קרן גרמניה-ישראל למחקר ולפיתוח מדעי

קרן המדע הדו-לאומית

טובות הנאה (Fringe Benefits)

טובות הנאה הן תמורות לא כספיות שמעסיק מעניק לעובדיו, כגון העמדת דירת מגורים, רכב צמוד או הלוואה בריבית מסובסדת. פטור או מיסוי חלקי של טובות הנאה ייחשבו כהטבת מס.

רכב צמוד – הטבת המס ברכב צמוד היא ההפרש בין ערך התועלת לעובד לבין תוספת ההכנסה שנלקחת בחשבון לצורכי מס. לדוגמה, בעלי רכב צמוד מקבוצה 2 (כגון מזדה 3 או פורד פוקוס) התחייבו, בשנת 2007, במס על הכנסה זקופה של 1,330 ש"ח לחודש בלבד, בעוד שתועלתם משימוש פרטי ברכב נאמדה ב-2,700 ש"ח עד 3,000 ש"ח לחודש. זקיפת ההכנסה בגין רכב צמוד עלתה בשנת 2008 (ל-1,570 ש"ח לחודש לרכב מקבוצה 2) והיא המשיכה לעלות בהדרגה בשנים 2009-2011 (עד לכ2,500 ש"ח לחודש לרכב מקבוצה 2). בכך צומצמה הטבת המס בסעיף זה מ2.5 מיליארדי ש"ח בשנת 2007 ל-0.3 מיליארדי ש"ח החל משנת 2011.

חניה במקום העבודה – עובד שמעסיקו העמיד לרשותו מקום חניה אינו חייב בתשלום מס בגין הטבה זו. להטבה זו אין אומדן עלות.

הטבות במיסי נדל"ן

הטבות במס רכישה

מס רכישה מופחת לנכה, נִפגע, בן משפחה של נִסְפֶּה, עולה חדש (עד תִקרה שנקבעה). גם במכירה ללא תמורה, מיחיד לקרובו, ניתנת הנחה של שני שלישים לעומת השיעור הרגיל. לנוכח הרחבת מדרגות מס הרכישה החל משנת 2007, הטבות אלו זניחות.

הטבות במס שבח

מס שבח לדירות מגורים – לפי נוסח חוק מס שבח עד שנת 2013, רשאי היה בעל דירת מגורים אחת למכור אותה אחת ל-18 חודשים בפטור מלא ממס שבח. מי שברשותו יותר מדירת מגורים אחת, היה רשאי למכור, בפטור ממס, דירת מגורים אחת, פעם בארבע שנים. החל משנת 2014 בוטל הפטור (וחויב השבח שיצמח החל משנה זו) לגבי בעלי דירה נוספת, והפטור לדירה יחידה הוגבל לערך דירה של 4.5 מיליון ש"ח.

מס שבח לנכסים היסטוריים – על פי ס' 48א(ד)(1) לחוק מיסוי מקרקעין (שבח ורכישה), נכסים שנרכשו עד 1960 חייבים בעת מכירתם במס שבח מוגבל, בין 12% ל-24% בלבד. החל משנת 2005 צומצמה הטבה זו בהדרגה לגבי חברות ולגבי יחידים שקיבלו את הזכות במקרקעין בפירוק חברה. לגבי יחידים ואחרים (כגון אגודות שיתופיות) צומצמה ההטבה החל משנת 2011 עד שבוטלה לגמרי בשנת 2015.

הטבות נוספות במסי נדל"ן – קיימות הטבות מס נוספות לקרנות ריט (קרנות סחירות המשקיעות בנדל"ן מניב באמצעות הבורסה), לפרויקטים של פינוי-בינוי ולעסקות של שחלוף נכסים. אין אומדן להטבות אלו.

תחזית ההטבות במיסים עקיפים

בשנת 2019 יסתכמו ההטבות במיסים עקיפים ב-11.9 מיליארד ש"ח. כ-52% מההטבות יהיו במע"מ.

מכס ומס קנייה

סולר – על פי הסדר הסולר, מפעלים תעשייתיים, מובילים והתחבורה הציבורית נהנים מהחזר חלקי של המס על סולר, בהיקף של כ-3.7 מיליארד ש"ח. מוצע בהצעת התקציב לצמצם הטבה זו החל משנת 2019, תצומצם הטבה זו עד לביטולה בשנת 2028.

עולים חדשים – עד לשנת 2004 עולה חדש שילם מס מופחת בשיעור של 25% + מע"מ בעת רכישת רכב בנפח מנוע של עד 1750 סמ"ק ו-50% + מע"מ בעת רכישת רכב בנפח מנוע גדול יותר (זאת בהשוואה לשיעור המס הכללי של 95% עד 109%). החל משנת 2005 שיעור המס הוא 50% + מע"מ, ללא הבדל נפח מנוע. כמו כן בוטל, החל משנת 2005, הפטור ממע"מ שניתן לעולים ולתושבים חוזרים בעת רכישת רהיטים שיוצרו בישראל.

תושבים חוזרים – עד שנת 2004, תושבים חוזרים ששהו מעל לשנתיים בחו"ל זכו להטבות במכס ובמס קנייה. משנת 2005, הטבות אלו ניתנות רק לשוהים בחו"ל מעל שש שנים.

תיירים – ישראלים מעל גיל שנתיים החוזרים מחו"ל, פטורים ממכס וממס קנייה על סחורה שהביאו עִמם לצריכה עצמית, בשווי של עד 200 דולר. בנוסף לכך, נכנס מעל לגיל 18 זכאי לייבא כמות מוגבלת של אלכוהול וסיגריות. עיקר ההטבה היא בגין ייבוא סיגריות. החל מאפריל 2013 צומצם ייבוא הסיגריות – הפטור הוא משתי חבילות לחבילה אחת.

אביזרי בטיחות לרכב – מערכת הזיכויים בגין אביזרי בטיחות עברה רפורמה מקיפה באוגוסט 2013, ונכנסו טכנולוגיות חדשות לרשימת המערכות שבגינן ניתנת הטבה במס קנייה.

מס קניה מופחת על רכבים היברידיים, פלאג-אין וחשמליים – בהוראת שעה עד סוף שנת 2019 חל על רכבים אלו מס בשיעור של 30%, 20% ו-10%, בהתאמה. ההטבה חושבה לעומת השיעור של 83% בניכוי זיכוי ירוק, החל על רכבי עם מנוע בעירה פנימית.

מוניות – על כלי רכב המשמשים כמוניות חל מס קנייה מוגבל של 8%.

פטורים מותנים- ניתנים במכס ובמס קנייה, במקרים כגון פטור למוסדות להשכלה גבוהה על ייבוא חומר מדעי וחינוכי, פטורים על פי אמנות בין-לאומיות או פטור למוסדות בריאות.

מע"מ

שם המס – מס ערך מוסף, עלול להטעות. מע"מ אינו מס על ערך מוסף אלא מס על הצריכה המקומית ולכן הטלת שיעור אפס על הייצוא או הפטור על הצריכה של ישראלים בחו"ל (ייבוא שירותי תיירות) אינן הטבות מס. לעומת זאת, שיעור מס אפס על מתן שירותי תיירות בישראל לתושבי חוץ, שהוא ייצוא שייחודו הוא שהוא ניתן בארץ, נחשב כהטבת מס.

הטבות המס בתחום המע"מ כוללות, בנוסף למע"מ בשיעור אפס על הצריכה של תיירים זרים בבתי מלון (וכן על רכישת שירותים ומוצרים נוספים על-ידי תיירים זרים), גם מע"מ בשיעור אפס על צריכת פירות וירקות טריים וכן הפטור ממע"מ על הצריכה באזור אילת (פרט לצריכת מוצרים בני קיימא וסיגריות).

אומדן הטבת המס מחושב לעומת שיעור מע"מ הסטנדרטי – 17%.

תחזית הטבת המס באגרות

שימוש בתדרים על יד מערכת הביטחון – החל משנת 1994 מוטלת אגרה על המשתמשים האזרחיים בתדרים לשידור, ובשנת 1995 הורחבה תחולתה לחברות הטלוויזיה בכבלים. מערכת הביטחון (כולל המשטרה), המשתמשת העיקרית בתדרים, ממשיכה ליהנות מפטור.

רישוי רכב נכים – משרד התחבורה מעניק הנחות באגרת רכב לכ-140,000 נכים.

רישוי רכב ורישיון נהיגה למשרתי במילואים – משרתי מילואים נהנים אף הם, במגבלות, מהנחה באגרת רישוי רכב ובאגרת רישיון נהיגה.

תחזית הטבות המס לשנת הכספים 2019

(במליוני ש"ח)

נושא	סכום בשנת 2019
סך הכול	**66,710**
חלק ראשון: מיסים ישירים	**53,990**
א. הטבות לגורמי ייצור	**5,110**
1. החוק לעידוד השקעות הון	5,000
2. חוק האנג'לים	..
3. מחקר ופיתוח , חיפושי נפט וסרטים	..
4. זיכוי לעובדי משמרות	110
5. החוק לעידוד התעשייה	..
6. פחת מואץ	-
7. פטור השתתפות	..
ב. הטבות לחיסכון ולשוק ההון	**27,830**
1. פנסיה (הפקדה וצבירה, בניכוי משיכה)	22,160
- הטבות בעת ההפקדה	17,700
- הטבות בצבירה	8,800
- בניכוי מיסוי בעת המשיכה	4,340-
2. קרנות השתלמות (הפקדה וצבירה)	5,470
- הטבות בעת ההפקדה	4,010
- הטבות בצבירה	1,460
3. הכנסה מריבית	200
הכנסה מריבית על אפיקים צמודים	-
הכנסה מריבית על אפיקים לא צמודים (החלק הריאלי)	-
רווחי הון בבורסה	-
4. מיסוי אופציות לעובדים במסלול הוני	..
ג. רווחה ופיזור אוכלוסייה	**6,500**
1. פטור ממס הכנסה למלכ"ר	..
2. פטור לקצבאות משרד הביטחון	630
3. פטור לקצבאות הביטוח הלאומי	1,680
- קצבאות ילדים	810

נושא	סכום בשנת 2019
- קצבאות זקנה ושארים	800
- קצבאות אחרות	70
4. זיכוי לעולים חדשים	30
5. פטור לעולים חדשים ולתושבים חוזרים על הכנסות מחו"ל	..
6. זיכוי בשל החזקת קרוב במוסד	50
7. זיכוי להורה שילדו נטול יכולת	80
8. זיכוי בשל תרומות	480
9. זיכוי לתושבים באזורי פיתוח	2,330
10. הטבות לעיוורים ולנכים	1,150
11. זיכוי למעבידים באילת	70
ד. הטבות למשפחה (פרט לפטור על קצבאות ילדים)	**6,710**
1. זיכוי למשפחות חד -הוריות	160
2. חצי נקודת זיכוי לנשים	970
3. זיכוי להורים בגין ילדים	5,530
4. זיכוי בגין בן זוג לא עובד	30
5. זיכוי למשלמי מזונות	20
ה. הטבות שונות במס הכנסה	**3,640**
1. הכנסות מהימורים	1,900
2. פטור להשכרת דירות מגורים	1,370
3. עידוד בניית דירות להשכרה	80
4. חיילים משוחררים	90
5. סטודנטים	190
6. ספורטאים זרים	10
ו. קרנות וגופים מוטבים	**-**
1. קרן קיסריה	..
2. האקדמיה הלאומית הישראלית למדעים	..
3. קרן וולף	..
4. קרן המדע הדו-לאומית של ארה"ב וישראל	..
5. המרכז הישראלי לקידום תרבות האדם (מכון וון ליר)	..
6. חברת קו צינור אילת-אשקלון (קצא"א)	..
7. הסוכנות היהודית	..

נושא	סכום בשנת 2019
ז. טובות הנאה (Fringe Benefits)	**400**
1. רכב צמוד	400
2. חניה במקום העבודה	..
ח. הטבות במיסי נדל"ן	**3,800**
1. הנחות במס רכישה	-
2. פטור ממס שבח לדירת מגורים	3,800
3. מס שבח מוגבל לנכסים היסטוריים	-
4. מס שבח מוגבל ל-20% או 25%	-
חלק שני: מיסים עקיפים	**11,870**
א. מכס ומס קנייה	**5,740**
1. הסדר הסולר	3,650
2. עולים חדשים	50
3. תושבים חוזרים	10
4. תיירים ישראליים	720
5. אביזרי בטיחות לרכב	420
6. מס קנייה מופחת על רכבים היברידיים, פלאג-אין וחשמליים	600
6. מס מוגבל למוניות	260
7. פטורים מותנים	30
ב. מע"מ	**6,130**
1. פירות וירקות	3,490
2. דירות חדשות	-
3. שירותי תיירות	860
4. חוק אילת	880
5. רכישות מחו"ל דרך האינטרנט	900
חלק שלישי: אגרות	**850**
1. שימוש בתדרים על יד מערכת הביטחון	570
2. רישוי רכב נכים	270
3. רישוי רכב ורישיון נהיגה למשרתי במילואים	10

מקור: אגף הכלכלן הראשי.

לגבי הטבות בהן רשום '..' – המשמעות היא שבסיס הנתונים לא מאפשר לאמוד את עלות ההטבה.

חלק ה
נספחים

עקרונות חוק התקציב

חוק התקציב השנתי מוגש בהתאם להוראות "חוק יסוד: משק המדינה", שלפיהן ייקבע תקציב המדינה בחוק ויכלול את ההוצאות הצפויות והמתוכננות של הממשלה. בהתאם להוראות החוק, תקציב המדינה לשנת הכספים 2019 מוגש במתכונת חד-שנתית.

חוק יסודות התקציב, התשמ"ה-1985 (להלן - חוק יסודות התקציב) הוא שהניח את היסודות לחוקי התקציב השנתיים, כדלקמן:

- הפרטים והמבנה של חוק התקציב השנתי.
- סמכויות הממשלה לשנות במהלך השנה את התקציב ואת התחומים שבהם היא נדרשת לקבל את אישור הכנסת או את אישורה של ועדת הכספים של הכנסת.
- דרכי השימוש ברזרבות.
- עדיפות חוק התקציב על חוקים אחרים ודרכי אכיפתו.
- מגבלות האשראי על הרשויות המקומיות ועל הגופים המתוקצבים
- הוראות מיוחדות לגבי הגופים המתוקצבים.

בהתאם לאמור בחוק היסוד ובחוק יסודות התקציב, מוצע חוק התקציב לשנת הכספים 2019, הקובע את ההוצאה המרבית שהממשלה מורשית להוציא בכל אחת משנות הכספים האמורות ואת חלוקתה לסעיפי התקציב, לתחומי פעולה ולתכניות, כמפורט בתוספת הראשונה לחוק.

בנוסף לכך נקבעו בחוק גם סכומים מרביים להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח האדם. גם אלה מוגדרים ברמת סעיפים, תחומי פעולה ותכניות, והם מפורטים בתוספת הראשונה לחוק.

בתוספת השנייה לחוק קבועים סעיפי התקציב של המפעלים העסקיים.

שר האוצר, כממונה על ביצוע התקציב, מוסמך להתקין תקנות והוראות מִנהל לביצועו.

חוק ההרשאה

חוק התקציב בישראל הוא חוק הרשאה, המתיר לממשלה להוציא בשנת הכספים לכל היותר את הסכומים הנקובים בו, אך אינו מחייב אותה לעשות כן. הרשאה זו מתייחסת להוצאה, להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח האדם.

הוצאה

תקציב ההוצאה לשנה מסוימת מתיר לממשלה להוציא באותה השנה סכום שחלוקתו מופיעה בטור הראשון של התוספת הראשונה לחוק. הממשלה רשאית, באישור ועדת הכספים של הכנסת, להעביר סכומים בין סעיפי התקציב השונים.

הוצאה מותנית בהכנסה

הרשאה נוספת המותנית בקבלת הכנסות מגורמים חוץ-ממשלתיים. חלוקת הוצאה זו מופיעה בטור השני של התוספת הראשונה.

הרשאה להתחייב

בנוסף למגבלה על ההוצאה בפועל, החוק מגביל התחייבויות באמצעות הרשאה להתחייב. הרשאה זו, המופיעה בטור השלישי של התוספת הראשונה, מציינת את הסכום המרבי שהממשלה רשאית להתחייב עליו באותה התכנית במהלך שנת הכספים, גם אם יתבצע התשלום בשנים הבאות. הסדר זה מאפשר לממשלה לפעול במסגרת תכניות רב-שנתיות בפיקוח תקציבי נאות.

לגבי התכניות בתקציב הרגיל, שבהן לא נקוב סכום הרשאה להתחייב אלא סכום הוצאה ו/או הוצאה מותנית בהכנסה, ניתן להתחייב בגובה הסכומים האלה אם ההוצאה תיעשה במרוצת אותה שנת הכספים או בשנת הכספים שלאחריה.

שיא כוח האדם

מספר שיא כוח האדם המרבי שהממשלה רשאית למלא בשנה מסוימת מופיע בטור הרביעי של התוספת הראשונה.

בסיס ההוצאה בתקציב

בסיס מזומנים

חוק התקציב מושתת על בסיס מזומנים. כהוצאה תקציבית נחשב תשלום במזומן או זיכוי של החשב הכללי.

בסיס ביצוע

כדי לאפשר למפעלים העסקיים, המוכרים מוצרים ושירותים לציבור, לנהל מערכת חשבונאות קרובה ככל האפשר לזו של גוף מסחרי, הושתת התקציב שלהם על אותו בסיס ביצוע. כלומר, ההוצאה של מפעלים עסקיים אלה נחשבת בתור שכזו כאשר בוצעה העבודה או משנתקבל השירות או הנכס, בין אם בוצע התשלום ובין אם נדחה למועד מאוחר יותר. על אותו הבסיס מוגדרת גם ההכנסה של המפעלים העסקיים.

רזרבות

בתוספת הראשונה קיימת הרזרבה הכללית. כמו כן קיימות בתקציב רזרבות מיועדות בתקציבי המשרדים השונים. החוק מקנה לשר האוצר סמכות לקבוע, באישור ועדת הכספים של הכנסת, את המטרות ואת היעדים להוצאת סכומי הרזרבות.

שימוש בעודפי השנה הקודמת

כספים שלא הוצאו בשנה מסוימת ניתנים לניצול בשנה שלאחריה, בתנאי שנותר עודף בסעיף ההוצאה הראשי. שר האוצר מוסמך לאשר עודפים לניצול, לאחר מתן הודעה על כך לוועדת הכספים של הכנסת. הסכום המותר לשימוש יתווסף לסכומים המאושרים בתקציב השנה השוטפת.

שינויים בחוק התקציב במהלך שנת הכספים

חוק יסודות התקציב מאפשר ביצוע שינויים במהלך השנה. כל שינוי בתכנית טעון הודעה לוועדת הכספים של הכנסת. שינויים בשיעורים העולים על השיעורים הנקובים בחוק מחייבים את אישורה המוקדם של הוועדה.

דוח תקבולים, הוצאות ומילוי משרות

על שר האוצר להגיש לכנסת דוח על התקבולים, על ההוצאות ועל מילוי המשרות בתקציב, לכל תוספותיו וחלקיו, תוך שישה חודשים מתום שנת הכספים. בנוסף לכך, על השר להגיש לוועדת הכספים של הכנסת, בסוף כל רבעון, אומדן של ביצוע הגירעון ומימונו, המבוסס על נתוני קופה.

ביצוע התקציב

התקנת תקנות והאצלת סמכויות

שר האוצר ממונה על ביצוע 'חוק יסודות התקציב' ו'חוק התקציב'. הוא רשאי להתקין תקנות, לרבות פירוט נוסף של תכניות וכן להאציל את סמכויותיו לפי 'חוק יסודות התקציב', לרבות הסמכות להתקין תקנות ביצוע, כולל סדרי ניהול כספים וחשבונות.

פיקוח על הביצוע מבחינת חוקיות ההוצאה

הסמכות לפקח על ביצוע התקציב מבחינת חוקיות ההוצאה, העמידה במסגרת התקציב המאושר והתקנת התקנות בדבר סדרי ניהול כספים וחשבונות, מואצלות כל שנה לחשב הכללי. החשב הכללי פועל באמצעות חשבי המשרדים הצמודים למשרדים השונים והם אחראים ישירות בפניו וכפופים לו מבחינה ארגונית. חתימת חשב המשרד היא תנאי הכרחי למתן תוקף לכל התחייבות או הוצאה של הממשלה.

ביצוע תקציב לגבי תאגידים

סעיפי חוק התקציב המתייחסים לגופים המתוקצבים, לרשויות המקומיות ולגופים הנתמכים, מקנים סמכויות ביצוע לשר האוצר, ובנוסף אליו - גם לשרים הנוגעים בדבר (השרים הממונים).

ביקורת חיצונית על ביצוע התקציב

ביקורת חיצונית על ביצוע 'חוק התקציב' נתונה בידי מבקר המדינה, המגיש את הדין וחשבון השנתי שלו לכנסת. ההערות וההמלצות של מבקר המדינה הנוגעות לחוק התקציב ולביצועו, לדין וחשבון על התקבולים ועל הוצאות המדינה ולמאזן התחייבויותיה וזכויותיה של המדינה, נידונות בוועדה לענייני ביקורת המדינה. מסקנות הוועדה מובאות לאישור הכנסת.

מסמכי חוק התקציב

הצעת חוק התקציב השנתי מפרטת את סך ההוצאה השנתית שמותר לממשלה להוציא בכל אחת משנות הכספים. בנוסף לכך מפורטים בהצעה תקציב ההוצאה המותנית בהכנסה, ההרשאה להתחייב, שיא כוח האדם ותקציבי המפעלים העסקיים.

להצעת חוק התקציב מצורפות שתי תוספות:

התוספת הראשונה

פירוט תקציב ההוצאות

בתוספת הראשונה מפורטים תקציב ההוצאה, ההוצאה המותנית בהכנסה, ההרשאה להתחייב ושיא כוח האדם של הממשלה. בפירוט תקציב ההוצאות, מורכבת התוספת הראשונה משני חלקים:

חלק א: התקציב הרגיל

תקציב זה מסווג לפי תחומי משרדי המטה, הביטחון והסדר ציבורי, השירותים החברתיים, תשתיות, ענפי המשק, הוצאות אחרות ותשלומי ריבית.

חלק ב: תקציב פיתוח וחשבון הון

חלק זה כולל השקעות ישירות של הממשלה בתחומים שונים, מתן אשראי ותשלומי קרן.

התקציב לחישוב מגבלת ההוצאה

בהתאם לחוק הפחתת הגירעון והגבלת ההוצאה התקציבית, תשנ"ב-1992, התקציב לחישוב ההוצאה הממשלתית המותרת הוא תקציב ההוצאה (ללא הוצאה המותנית בהכנסה) בחלק א ובחלק ב כאמור, בניכוי תשלום חובות למעט תשלום חובות לביטוח הלאומי.

תחזית התקבולים והמלוות

תחזית ההכנסות מחולקת גם היא לשני חלקים:

חלק א: תקבולים שוטפים

חלק זה כולל את המסים על הכנסה ורכוש, מסים על הוצאה, אגרות בעד שירותים, ריבית ורווחים, תמלוגים ותקבולים שונים.

חלק ב: תקבולים ממלוות וחשבון הון

חלק זה כולל את החזרי ההשקעות של הממשלה ופירעון ההלוואות שהיא נתנה, הפרשות לפנסיה ולפיצויים, הכנסות הון, מלוות שקיבלה הממשלה בארץ ומלוות ומענקים שקיבלה מחו"ל.

תחזית הטבות המס

בתחזית זו מפורטים הסכומים שלא ייגבו בשל הטבות מס, לפי חלוקה להטבות במסים ישירים, הטבות במסים עקיפים והטבות באגרות.

התוספת השנייה

תוספת זו כוללת את פירוט התקבולים, ההוצאות, ההרשאה להתחייב ושיא כוח האדם של המפעלים העסקיים של הממשלה. התוספת השנייה מורכבת משני חלקים:

תחזית תקבולים של המפעלים העסקיים

חלק זה כולל את תקבולי המפעלים העסקיים (כמו לשכת הפרסום הממשלתית ומנהל מקרקעי ישראל). התקבולים המופיעים כאן נחשבים כתקבולי המדינה, אך הם אינם כלולים באומדן התקבולים והמלוות בתוספת הראשונה.

תחזית ההוצאות של המפעלים העסקיים

חלק זה כולל את אומדני ההוצאות של המפעלים העסקיים.

הצעת חוק התקציב לשנת הכספים 2019, התשע"ח-2018

פרק א': פרשנות

הגדרות

1.(א) בחוק זה -

"חוק יסודות התקציב" - חוק יסודות התקציב, התשמ"ה-1985*;

"סעיף תקציב" - סעיף בתוספת הראשונה או בתוספת השנייה הקובע את ההוצאות של משרד ממשלתי, של רשות ציבורית או של גוף ציבורי או של נושא בעל היקף או חשיבות המצדיקים את קביעתו בסעיף נפרד, המחולק לתחומי פעולה לפי הצורך;

"שנת הכספים 2019" - התקופה המתחילה ביום כ"ד בטבת התשע"ט (1 בינואר 2019) ומסתיימת ביום ג' בטבת התש"פ (31 בדצמבר 2019);

"תחום פעולה" - חלק של סעיף תקציב המוקצה לעניין מסוים, המחולק לתכניות לפי הצורך;

"תכנית" - חלק של תחום פעולה המוקצה לעניין מסוים.

(ב) לכל מונח אחר בחוק זה תהיה המשמעות הנודעת לו בחוק יסודות התקציב.

פרק ב': התקציב לשנת הכספים 2019

תקציב ההוצאה לשנת הכספים 2019

2.(א) הממשלה רשאית להוציא בשנת הכספים 2019 סכום של 479,604,627,000 שקלים חדשים (להלן - תקציב ההוצאה לשנת 2019), המורכב מתקציב רגיל בסך 353,938,684,000 שקלים חדשים ומתקציב פיתוח וחשבון הון בסך 125,665,943,000 שקלים חדשים.

(ב) חלוקת תקציב ההוצאה לשנת 2019 לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת הראשונה, בטור שכותרתו "הוצאה".

תקציב ההוצאה המותנית בהכנסה לשנת הכספים 2019

3.(א) נוסף על תקציב ההוצאה לשנת 2019, רשאית הממשלה להוציא בשנת הכספים 2019, כהוצאה מותנית בהכנסה כמשמעותה בסעיף 5(א) ו-(ב) לחוק יסודות התקציב (להלן - תקציב ההוצאה המותנית בהכנסה לשנת 2019), סכום של 41,054,328,000 שקלים חדשים, המורכב מתקציב רגיל בסך 32,344,531,000 שקלים חדשים ומתקציב פיתוח וחשבון הון בסך 8,709,797,000 שקלים חדשים.

(ב) חלוקת תקציב ההוצאה המותנית בהכנסה לשנת 2019 לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת הראשונה, בטור שכותרתו "הוצאה מותנית בהכנסה".

---

* ס"ח התשמ"ה, עמ' 60.

הרשאה להתחייב לשנת הכספים 2019	4.	הממשלה רשאית להתחייב בשנת הכספים 2019, בגבולות הסכומים הנקובים בתוספת הראשונה ביחס לכל סעיף תקציב, תכנית ותחום פעולה, בטור שכותרתו "הרשאה להתחייב".
שיא כוח אדם לשנת הכספים 2019	5.(א)	הממשלה רשאית, בשנת הכספים 2019, למלא משרות עד לשיא כוח אדם של 92,992 משרות.
	(ב)	חלוקת שיא כוח האדם האמור בסעיף קטן (א) לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת הראשונה, בטור שכותרתו 'שיא כוח אדם" ובטור שכותרתו "משרות עב"צ (עבודה בלתי צמיתה)".
מפעלים עסקיים - תקציב, הרשאה להתחייב, שיא כוח אדם ותחזית תקבולים לשנת הכספים 2019	6.(א)	נוסף על תקציב ההוצאה לשנת 2019 ועל תקציב ההוצאה המותנית בהכנסה לשנת 2019, רשאית הממשלה להוציא בשנת הכספים 2019 במסגרת תקציב מפעלים עסקיים סכום של 23,524,679,000 שקלים חדשים; חלוקת הסכום האמור לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת השנייה, בטור שכותרתו "הוצאה".
	(ב)	נוסף על ההרשאה להתחייב כאמור בסעיף 4, רשאית הממשלה בשנת הכספים 2019 להתחייב במסגרת תקציב מפעלים עסקיים, בגבולות הסכומים הנקובים בתוספת השנייה ביחס לכל סעיף תקציב, תחום פעולה ותכנית, בטור שכותרתו "הרשאה להתחייב".
	(ג)	נוסף על מספר המשרות שהממשלה רשאית למלא בשנת הכספים 2019 לפי סעיף 5(א), רשאית הממשלה בשנת הכספים 2019 למלא משרות במפעלים עסקיים עד לשיא כוח אדם של 34,824 משרות; חלוקת שיא כוח האדם האמור לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת השנייה, בטור שכותרתו "שיא כוח אדם" ובטור שכותרתו "משרות עב"צ (עבודה בלתי צמיתה)".
	(ד)	תחזית התקבולים לכיסוי תקציב המפעלים העסקיים בשנת הכספים 2019, היא כמפורט בתוספת השנייה.

פרק ד': הוראות שונות

תחולת חוק יסודות התקציב	7.	אין בהוראות חוק זה כדי לגרוע מהוראות חוק יסודות התקציב, וכל שינוי בסכומים הנקובים בחוק זה ובאופן חלוקתם ייעשה בהתאם להוראות החוק האמור.
תחילה	8.	תחילתו של חוק זה ביום כ"ד בטבת התשע"ט (1 בינואר 2019).
פרסום	9.	חוק זה יפורסם ברשומות בתוך שלושה חודשים מיום קבלתו.

מחירי התקציב

הסכומים בחוק ובלוחות התקציב נקובים באלפי שקלים. הנתונים לגבי הצעות התקציב לשנת הכספים 2019 הם במחירים של ממוצעים משוערים לתקופה ינואר-דצמבר 2019. הנתונים המתייחסים לשנות הכספים 2017 ו-2018 נקובים במחירי התקציב המקורי לשנים אלו.

מקדמי המעבר לשנות הכספים 2017 עד 2019 ממוצע לעומת ממוצע
(באחוזים)

	2017	2018	2019
קניות	0.0	0.0	0.0
השכר הממשלתי	2.7	1.7	2.4
מטבע חוץ (דולר)	-0.26	0.26	-12.9
מטבע חוץ (אירו)	1.7	0.0	-17.8

מקור: משרד האוצר

מקדמי התקציב מקדמים את רמת המחירים, שעל בסיסה נבנה תקציב השנה השוטפת, לרמה הממוצעת החזויה בכל אחת משנות התקציב הבאות. משום כך אין לראות במקדמי המעבר המופיעים בלוח דלעיל תחזיות לשינוי מחירים בשנים הבאות.

משרדי הממשלה יתייחסו לתקציב במחירים נומינליים ויתכננו את הוצאותיהם בהתאם לתקציב.

לוחות התקציב

סך תקני כוח אדם לשנת הכספים 2019

		שיא כוח אדם	עבודה בלתי צמיתה במונחי משרות	סך תקני כוח אדם
	סך-הכול כללי	**122,198**	**5,624**	**127,822**
	=========	=======	=====	=====
	סך-הכול משרדי הממשלה	**87,374**	**5,618**	**92,992**
01	נשיא המדינה ולשכתו	69.5		70
02	הכנסת	837		837
04	משרד ראש הממשלה	1,134	1,003	2,137
05	משרד האוצר	7,276.5		7,277
06	משרד הפנים	698	21	719
07	המשרד לביטחון הפנים	40,540	1,686	42,226
08	משרד המשפטים	7,885	1,531	9,416
09	משרד החוץ	1,016	30	1,046
10	המטה לביטחון לאומי	75		75
11	מבקר המדינה	591		591
14	בחירות ומימון מפלגות	16	15	31
15	משרד הביטחון	2,189		2,189
16	הוצאות חירום אזרחיות	41.5		42
17	תיאום הפעולות בשטחים	250		250
19	משרד המדע הטכנולוגיה והחלל, משרד התרבות והספורט	242		242
20	משרד החינוך	2,308	43	2,351
22	המשרד לשירותי דת	497	25	522
23	משרד הרווחה והשירותים החברתיים	3,368.5	94	3,463
24	משרד הבריאות	7,345	691	8,036
25	הרשות לזכויות ניצולי שואה	112.5		113

		שיא כוח אדם	עבודה בלתי צמיתה במונחי משרות	סך תקני כוח אדם
26	המשרד להגנת הסביבה	581.5		582
29	משרד הבינוי	557	34	591
30	המשרד לקליטת העלייה	476.5	22	499
31	הוצאות ביטחוניות שונות	59		59
33	משרד החקלאות ופיתוח הכפר	1,541	196	1,737
34	משרד האנרגיה והמים	420		420
36	תעסוקה	1,356.5		1,357
37	משרד התיירות	157.5	24	182
38	כלכלה ותעשייה	594		594
39	משרד התקשורת	150.5	17	167
40	משרד התחבורה והבטיחות בדרכים	963.5		964
41	הרשות הממשלתית למים וביוב	203.5	5	209
43	המרכז למיפוי ישראל	226		226
54	רשויות פיקוח	946.5		947
68	רשות האוכלוסין, ההגירה ומעברי הגבולות	1,949.5		1,950
47	רזרבה כללית	700	183	883
	סך-הכול מפעלים עסקיים	**34,824**	**6**	**34,830**
	---------------------------------	----------	---------	-----------
89	מפעלי משרד רוה"מ והאוצר	119		119
93	בתי חולים לבריאות הנפש	4,027		4,027
94	בתי חולים ממשלתיים	29,868		29,868
95	נמל חדרה	7		7
98	רשות מקרקעי ישראל	803	6	809

תקציב ההוצאות ברוטו לשנות הכספים 2016 - 2019

(באלפי ש"ח)

		ביצוע התקציב לשנת 2016	חוק מקורי לשנת 2018	הצעת התקציב לשנת 2019
	סך-הכול כללי	**450,428,058**	**501,972,204**	**520,658,955**
	=========	========	=========	========
חלק א:	**תקציב רגיל**	**333,612,113**	**368,617,218**	**386,283,215**
חלק ב:	**תקציב הפיתוח וחשבון הון**	**116,815,945**	**133,354,986**	**134,375,740**
חלק א:		333,612,113	368,617,218	386,283,215
	----------------	------------	------------	------------
	משרדי המטה	18,270,650	19,682,357	21,460,137
	=========	=======	========	======
01	נשיא המדינה ולשכתו	57,212	52,864	53,009
02	הכנסת *	593,964	775,272	783,402
04	משרד ראש הממשלה	1,873,446	2,071,980	2,439,490
05	משרד האוצר	3,044,980	2,873,880	3,057,290
06	משרד הפנים	259,941	608,425	438,886
08	משרד המשפטים	4,007,273	4,548,300	4,869,686
09	משרד החוץ	1,729,614	1,700,792	1,463,542
10	המטה לביטחון לאומי	46,822	53,708	52,386
11	מבקר המדינה **	315,833	368,119	382,719
14	בחירות ומימון מפלגות	98,510	151,102	705,971
18	רשויות מקומיות	4,883,896	5,002,032	5,621,702
22	המשרד לשירותי דת	679,810	710,779	690,990
68	רשות האוכלוסין, ההגירה ומעברי הגבולות	679,349	765,104	901,064

		ביצוע התקציב לשנת 2016	חוק מקורי לשנת 2018	הצעת התקציב לשנת 2019
	הביטחון והסדר הציבורי	**95,597,296**	**100,549,482**	**105,633,984**
	=============	=========	=========	========
07	המשרד לביטחון הפנים	15,521,720	18,034,555	19,107,598
15	משרד הביטחון	76,912,302	70,322,814	72,779,662
16	הוצאות חירום אזרחיות	568,098	480,436	475,574
17	תיאום הפעולות בשטחים	345,099	258,796	298,436
31	הוצאות ביטחוניות שונות		8,672,448	10,463,077
35	הועדה לאנרגיה אטומית	145,886	147,927	147,927
46	חוק חיילים משוחררים	2,104,192	2,632,506	2,361,710
	השירותים החברתיים	**154,701,402**	**173,339,810**	**185,035,512**
	=============	=======	=========	========
19	משרד המדע הטכנולוגיה והחלל, משרד התרבות והספורט	1,551,910	1,657,465	2,315,278
20	משרד החינוך	52,908,301	58,562,108	62,296,020
21	השכלה גבוהה	9,907,509	10,766,039	11,510,011
23	משרד הרווחה והשירותים החברתיים	8,418,289	9,577,029	10,073,488
24	משרד הבריאות	33,755,910	40,457,282	42,030,012
25	הרשות לזכויות ניצולי שואה	4,911,403	4,084,082	4,869,106
27	ביטוח לאומי	38,187,530	42,477,639	46,591,376
30	המשרד לקליטת העלייה	1,704,845	1,917,850	1,745,286
36	תעסוקה	3,355,705	3,840,316	3,604,935
	תשתיות	**3,446,091**	**4,519,190**	**4,362,361**
	======	======	========	========
29	משרד הבינוי	304,358	278,734	270,374
34	משרד האנרגיה והמים	359,720	725,254	631,998
40	משרד התחבורה והבטיחות בדרכים	511,622	557,921	616,459
41	הרשות הממשלתית למים וביוב	90,192	113,659	125,475

		ביצוע התקציב לשנת 2016	חוק מקורי לשנת 2018	הצעת התקציב לשנת 2019
42	מענקי בינוי ושיכון	2,070,411	2,725,025	2,597,874
43	המרכז למיפוי ישראל	109,789	118,597	120,181
	ענפי משק	**5,925,925**	**6,677,970**	**7,086,259**
	=======	=======	========	=======
26	המשרד להגנת הסביבה	578,979	1,144,655	1,250,814
33	משרד החקלאות ופיתוח הכפר	1,901,847	2,139,201	2,052,237
37	משרד התיירות	363,797	312,152	357,955
38	כלכלה ותעשייה	2,996,277	2,991,638	3,327,337
39	משרד התקשורת	85,024	90,324	97,916
	הוצאות אחרות	**18,101,995**	**24,242,804**	**23,578,962**
	===========	======	=========	========
12	גמלאות ופיצויים	15,797,610	17,445,384	18,014,572
13	הוצאות שונות	1,650,975	2,350,177	3,492,418
47	רזרבה כללית		3,500,000	1,120,000
54	רשויות פיקוח	653,410	947,243	951,972
	החזרי חוב	**37,568,753**	**39,605,605**	**39,126,000**
	========	========	========	========
45	תשלום ריבית ועמלות	37,568,753	39,605,605	39,126,000
חלק ב:	**תקציב הפיתוח וחשבון הון**	**116,815,945**	**133,354,986**	**134,375,740**
	-------------------------------- --	------------	------------	------------
	תקציב הפיתוח	28,692,369	37,331,986	39,026,240
	---------------	------------	------------	------------

		ביצוע התקציב לשנת 2016	חוק מקורי לשנת 2018	הצעת התקציב לשנת 2019
	משרדי המטה	**304,722**	**3,046,409**	**2,274,618**
	==========	======	=======	=======
51	דיור ממשלתי	288,306	2,966,349	2,177,313
53	משפטים ובתי משפט	16,416	80,060	97,305
	בטחון וסדר ציבורי	**636,259**	**513,960**	**594,441**
	=============	======	======	=======
52	המשטרה ובתי הסוהר	636,259	513,960	594,441
	השירותים החברתיים	**2,640,658**	**2,706,343**	**2,882,691**
	=============	======	=======	=======
60	חינוך	1,556,121	1,917,880	1,967,241
67	בריאות	1,084,537	788,463	915,450
	תשתיות	**21,293,904**	**25,855,116**	**27,398,834**
	======	======	=======	========
70	שיכון	4,225,774	5,770,388	5,691,066
73	מפעלי מים	556,980	1,117,215	987,336
79	פיתוח התחבורה	16,511,150	18,967,513	20,720,432
	ענפי משק	**538,624**	**913,239**	**625,665**
	==============	======	=======	=======
76	תעשייה	142,453	238,419	227,452
78	פיתוח תיירות	396,171	674,820	398,213
	הוצאות אחרות	**3,278,203**	**4,296,919**	**5,249,991**
	=============	======	=======	=======
83	הוצאות פיתוח אחרות	3,278,203	4,296,919	5,249,991

		ביצוע התקציב לשנת 2016	חוק מקורי לשנת 2018	הצעת התקציב לשנת 2019
	החזר חובות	**88,123,576**	**96,023,000**	**95,349,500**
	==============	======	=======	=======
84	תשלום חובות	88,123,576	96,023,000	95,349,500

* הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.

** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

תקציב ההוצאות נטו לשנות הכספים 2016-2019

(באלפי ש"ח)

		ביצוע התקציב לשנת 2016	חוק מקורי לשנת 2018	הצעת התקציב לשנת 2019
	סך-הכול כללי	**424,727,229**	**460,012,623**	**479,604,627**
	=========	========	=========	========
חלק א:	תקציב רגיל	312,552,401	337,058,661	353,938,684
חלק ב:	תקציב הפיתוח וחשבון הון	112,174,829	122,953,962	125,665,943
חלק א:		**312,552,401**	**337,058,661**	**353,938,684**
	----------------	-------------	-------------	-------------
	משרדי המטה	**16,607,055**	**18,179,363**	**19,849,122**
	=========	=======	========	======
01	נשיא המדינה ולשכתו	56,499	51,564	51,180
02	הכנסת *	593,940	775,092	783,222
04	משרד ראש הממשלה	1,733,664	2,062,180	2,424,726
05	משרד האוצר	2,608,692	2,568,883	2,750,852
06	משרד הפנים	259,925	607,925	438,326
08	משרד המשפטים	3,051,299	3,501,512	3,765,297
09	משרד החוץ	1,705,833	1,623,321	1,385,358
10	המטה לביטחון לאומי	46,822	53,708	52,364
11	מבקר המדינה **	315,833	368,119	382,719
14	בחירות ומימון מפלגות	98,510	151,102	705,971
18	רשויות מקומיות	4,877,755	5,002,032	5,621,702
22	המשרד לשירותי דת	664,940	697,993	677,453
68	רשות האוכלוסין, ההגירה ומעברי הגבולות	593,343	715,932	809,952

		ביצוע התקציב לשנת 2016	חוק מקורי לשנת 2018	הצעת התקציב לשנת 2019
	הביטחון והסדר הציבורי	**87,247,325**	**82,813,460**	**86,742,514**
	=============	========	========	========
07	המשרד לביטחון הפנים	14,706,188	17,205,834	18,299,433
15	משרד הביטחון	69,630,171	53,861,814	55,157,362
16	הוצאות חירום אזרחיות	568,098	480,436	475,052
17	תיאום הפעולות בשטחים	92,790	104,495	115,953
31	הוצאות ביטחוניות שונות		8,380,448	10,185,077
35	הועדה לאנרגיה אטומית	145,886	147,927	147,927
46	חוק חיילים משוחררים	2,104,192	2,632,506	2,361,710
	השירותים החברתיים	**145,986,959**	**163,623,158**	**175,803,284**
	=============	=======	=========	========
19	משרד המדע הטכנולוגיה והחלל, משרד התרבות והספורט	1,530,019	1,573,034	2,224,273
20	משרד החינוך	50,709,518	56,174,410	59,574,115
21	השכלה גבוהה	9,907,509	10,766,039	11,506,233
23	משרד הרווחה והשירותים החברתיים	6,434,061	7,382,655	7,764,516
24	משרד הבריאות	29,298,100	35,458,234	37,980,345
25	הרשות לזכויות ניצולי שואה	4,908,544	4,084,082	4,869,106
27	ביטוח לאומי	38,187,530	42,477,639	46,591,376
30	המשרד לקליטת העלייה	1,702,353	1,914,850	1,740,631
36	תעסוקה	3,309,325	3,792,215	3,552,689
	תשתיות	**3,304,797**	**4,319,194**	**4,179,427**
	======	======	========	========
29	משרד הבינוי	300,153	269,734	261,198
34	משרד האנרגיה והמים	356,043	676,254	619,189
40	משרד התחבורה והבטיחות בדרכים	391,084	442,333	477,717
41	הרשות הממשלתית למים וביוב	88,867	112,371	124,127

		ביצוע התקציב לשנת 2016	חוק מקורי לשנת 2018	הצעת התקציב לשנת 2019
42	מענקי בינוי ושיכון	2,070,411	2,720,705	2,597,874
43	המרכז למיפוי ישראל	98,240	97,797	99,322
	ענפי משק	**4,615,336**	**5,079,153**	**5,392,782**
	=======	=======	========	=======
26	המשרד להגנת הסביבה	103,674	346,480	373,333
33	משרד החקלאות ופיתוח הכפר	1,678,624	1,913,456	1,829,683
37	משרד התיירות	360,299	306,388	351,833
38	כלכלה ותעשייה	2,407,164	2,442,740	2,760,286
39	משרד התקשורת	65,574	70,089	77,647
	הוצאות אחרות	**17,222,177**	**23,438,728**	**22,845,555**
	===========	======	=========	========
12	גמלאות ופיצויים	14,928,894	16,666,808	17,312,667
13	הוצאות שונות	1,650,975	2,350,177	3,492,418
47	רזרבה כללית		3,500,000	1,120,000
54	רשויות פיקוח	642,308	921,743	920,470
	החזרי חוב	**37,568,753**	**39,605,605**	**39,126,000**
	========	========	========	========
45	תשלום ריבית ועמלות	37,568,753	39,605,605	39,126,000
חלק ב:	**תקציב הפיתוח וחשבון הון**	**112,174,829**	**122,953,962**	**125,665,943**
	----------------------------------	-----------	-----------	-----------
	תקציב הפיתוח	24,051,252	26,930,962	30,316,443
	---------------	----------	----------	----------

		ביצוע התקציב לשנת 2016	חוק מקורי לשנת 2018	הצעת התקציב לשנת 2019
	משרדי המטה	**166,091**	**751,716**	**734,817**
	=========	======	=======	=======
51	דיור ממשלתי	149,676	671,656	637,512
53	משפטים ובתי משפט	16,416	80,060	97,305
	בטחון וסדר ציבורי	**632,504**	**453,094**	**533,575**
	=============	======	======	=======
52	המשטרה ובתי הסוהר	632,504	453,094	533,575
	השירותים החברתיים	**2,170,011**	**1,283,302**	**1,999,830**
	=============	======	=======	=======
60	חינוך	1,156,121	617,880	1,316,689
67	בריאות	1,013,891	665,422	683,141
	תשתיות	**18,000,164**	**21,263,416**	**23,176,695**
	======	======	=======	========
70	שיכון	1,447,617	2,145,688	2,023,299
73	מפעלי מים	550,669	1,015,215	884,058
79	פיתוח התחבורה	16,001,878	18,102,513	20,269,338
	ענפי משק	**386,536**	**753,239**	**464,535**
	==============	======	=======	=======
76	תעשייה	73,810	178,419	167,184
78	פיתוח תיירות	312,725	574,820	297,351
	הוצאות אחרות	**2,695,946**	**2,426,195**	**3,406,991**
	==============	======	=======	=======
83	הוצאות פיתוח אחרות	2,695,946	2,426,195	3,406,991

		ביצוע התקציב לשנת 2016	חוק מקורי לשנת 2018	הצעת התקציב לשנת 2019
	החזר חובות	**88,123,576**	**96,023,000**	**95,349,500**
	==============	======	=======	=======
84	תשלום חובות	88,123,576	96,023,000	95,349,500

* הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.

** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

תשלום חובות קרן לשנות הכספים 2016-2019

(באלפי ש"ח)

	ביצוע התקציב לשנת 2016	חוק מקורי לשנת 2018	הצעת התקציב לשנת 2019
סך הכול-כללי	**88,123,576**	**96,023,000**	**95,349,500**
========	========	========	========
מלוות פנים	**79,392,888**	**90,372,000**	**85,468,500**
----------------	------------	------------	------------
המוסד לביטוח לאומי	11,260,681	12,731,000	13,176,000
מלוות באמצעות מינהל מלוות המדינה	68,132,208	77,641,000	72,292,500
מלוות חוץ	**8,730,688**	**5,651,000**	**9,881,000**
--------------	------------	------------	------------

* כולל פירעון קרן לביטוח הלאומי

תשלום חובות ריבית (ברוטו) לשנות הכספים 2016-2019

(באלפי ש"ח)

	ביצוע התקציב לשנת 2016	חוק מקורי לשנת 2018	הצעת התקציב לשנת 2019
סך-הכול כללי	**37,568,753**	**39,605,605**	**39,126,000**
מלוות פנים	31,630,681	32,741,605	33,718,000
מלוות חוץ	5,938,072	6,864,000	5,408,000

תחזית התקבולים והמלוות לשנות הכספים 2016–2019

(באלפי ש"ח)

		ביצוע התקציב לשנת 2016	חוק מקורי לשנת 2018	הצעת התקציב לשנת 2019
	סך-הכול כללי	426,904,302	460,012,622	479,604,627
	==========	========	========	========
	הכנסות לחשבון הגירעון	**321,929,558**	**337,850,000**	**356,720,000**
	הכנסות ממסים	282,704,465	307,230,000	323,120,000
	הכנסות אחרות	39,225,093	30,620,000	33,600,000
	הכנסות למימון	**104,974,743**	**122,162,622**	**122,884,627**
	חלק א: תקבולים שוטפים	287,803,863	337,537,560	354,318,684
	חלק ב: תקבולים ממלוות וחשבון הון	139,100,438	122,475,062	125,285,943
	חלק א: תקבולים שוטפים	**287,803,863**	**337,537,560**	**354,318,684**
	================	------------	------------	------------
	מסים ותשלומי חובה	284,082,009	308,744,756	324,735,652
	---------------------------	------------	------------	------------
	מסי הכנסה ורכוש	143,621,140	157,830,000	171,915,000
	---------------------------	------------	------------	------------
001	מס הכנסה	120,494,082	129,880,000	141,715,000
002	מע"מ על מלכ"רים ומוסדות פיננסיים	13,769,536	14,119,000	15,774,331
003	מס שבח	4,114,737	4,200,000	5,100,000
004	מס רכישה	4,924,366	8,350,000	8,900,000
005	מס מכירה ומס רכוש	19,544	900,000	
007	מס מעסיקים	298,875	381,000	425,669
	מסי הוצאה	140,460,868	150,914,756	152,820,652
	-----------------	------------	------------	------------
011	מכס והיטל על הייבוא	3,297,391	3,500,000	2,900,000
012	מע"מ, כולל מע"מ על ייבוא ביטחוני	91,315,622	98,814,756	104,360,652
013	מס קנייה	20,866,816	21,500,000	17,820,000
015	בלו טבק	588,000		

		ביצוע התקציב לשנת 2016	חוק מקורי לשנת 2018	הצעת התקציב לשנת 2019
018	בלו דלק	17,678,854	19,600,000	21,090,000
020	מס בולים			
024	אגרות כלי רכב	4,527,593		
025	אגרות ורשיונות אחרים	2,186,593	7,500,000	6,650,000
	ריבית ורווחים	941,658	1,150,000	989,000
	--------------------	------------	------------	------------
034	ריבית במט"ח	215,781	200,000	132,000
035	ריבית בשקלים	725,877	950,000	857,000
	תמלוגים	1,618,757	4,830,000	5,020,000
	------------	------------	------------	------------
042	תמלוגים ממפעלים עסקיים	173,965	530,000	236,000
043	תמלוגים מאוצרות טבע	1,154,265	1,360,000	1,205,000
044	תמלוגים מחברות ממשלתיות	275,210	1,300,000	167,000
045	דיבידנדים מחברות ממשלתיות	15,317	1,640,000	3,412,000
	תקבולים שונים	1,161,440	1,845,244	1,995,348
	---------------------	------------	------------	------------
046	החזר על חשבון תקציב שנים קודמות	31,799		
047	הכנסות משירותים שונים	617,872	1,125,244	1,699,348
050	דמי שימוש בנכסים ממשלתיים	251,122	390,000	163,000
048	הכנסה מיועדת מעל האומדן	260,647	330,000	133,000
	העברה מחלק ב		20,967,560	21,578,684
	----------------------	------------	------------	------------
	חלק ב: תקבולים ממלוות וחשבון הון	**139,100,438**	**122,475,062**	**125,285,943**
	========================	========	========	========
	החזר השקעות והלוואות הממשלה	3,274,739	3,148,000	2,016,000

		ביצוע התקציב לשנת 2016	חוק מקורי לשנת 2018	הצעת התקציב לשנת 2019
	---------------------------	------------	------------	------------
051	גביית קרן בשקלים	2,628,762	2,544,000	1,476,000
053	גביית קרן במט"ח	333,705	454,000	390,000
076	הכנסות ממכירת קרקעות מדינה	312,272	150,000	150,000
	הפרשות לפנסיה ולפיצויים	16,843	10,000	12,000
	---------------------------	-----------	-----------	-----------
071	הפרשות יחידות משקיות	14,568	8,403	12,000
072	הפרשות מפעלים עסקיים		1,597	
073	הפרשות לפנסיה-חברות	2,274		
	הכנסות הון	2,575,061	1,142,000	200,000
	----------------	------------	------------	------------
075	הפרטה	2,575,061	1,142,000	200,000
	מלוות בארץ	111,012,857	126,472,622	133,765,140
	------------------	------------	------------	------------
081	מלווה מהמוסד לביטוח לאומי	23,189,198	21,120,000	23,818,000
082	הכנסה מאמיסיות והפקדות	87,823,659	105,352,622	109,947,140
	מלוות ומענקים מחו"ל	22,220,939	12,670,000	10,871,487
	------------------------------ --	------------	------------	------------
900	מלווה עצמאות ופיתוח	5,017,531	5,070,000	4,036,500
901	בניכוי: הוצאות הפצה	-196,182	-200,000	-13
	מלוות ומענקים מארה"ב:			
902	- ביטחון	10,607,382		
907	- מלוות אחרים	6,792,207	7,800,000	6,835,000
	העברה לחלק א		-20,967,560	-21,578,684
	----------------------	------------	------------	------------

תקציב המדינה
הצעה לשנת הכספים 2019

עיקרי התקציב
ותוכנית התקציב הרב-שנתית

ירושלים - שבט התשע"ח - פברואר 2018